

05061894

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Option One Mortgage Acceptance Corporation	**0001025562**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number

Form 8-K, July 6, 2005, Series 2005-3	**333-104020**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
JUL 2 1 2005
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 18, 2005

OPTION ONE MORTGAGE ACCEPTANCE CORPORATION

By:

Name: Charles R. Fulton
Title: Assistant Secretary

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

*The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

OOMLT 2005-3
Loans with Silent Seconds

Original Combined LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Total Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
35.01% to 40.00%	1	$625,000.00	0.33%	42.74%	7.850%	524	39.68%	55.68%	360	360	0
40.01% to 45.00%	1	343,000.00	0.18	26.99	6.410	584	43.42	82.66	360	360	0
45.01% to 50.00%	2	255,000.00	0.13	38.52	7.469	564	47.85	56.60	360	360	0
50.01% to 55.00%	2	435,000.00	0.23	45.70	6.623	663	50.47	100.00	360	360	0
60.01% to 65.00%	3	447,500.00	0.23	46.77	6.495	608	63.07	88.75	360	360	0
65.01% to 70.00%	4	544,000.00	0.28	42.53	6.850	658	68.30	85.49	360	360	0
70.01% to 75.00%	8	923,463.05	0.48	23.35	7.614	625	74.29	93.24	360	360	0
75.01% to 80.00%	1,196	185,475,324.01	96.64	41.71	6.996	641	79.96	99.52	359	359	0
80.01% to 85.00%	6	2,004,982.20	1.04	32.05	8.309	539	84.76	90.58	360	360	0
85.01% to 90.00%	5	542,641.56	0.28	43.09	9.425	552	89.35	94.84	360	358	2
90.01% to 95.00%	2	336,000.00	0.18	34.79	8.143	605	92.56	95.68	360	360	0
Total:	**1,230**	**$191,931,910.82**	**100.00%**	**41.50%**	**7.022%**	**639**	**79.65%**	**99.09%**	**359**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent *that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to* securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Original Combined LTV

Original Combined LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Total Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.01% to 15.00%	3	$187,600.00	0.02%	26.29%	7.685%	598	13.51%	13.51%	360	360	0
15.01% to 20.00%	5	442,000.00	0.05	35.18	7.426	593	17.79	17.79	336	336	0
20.01% to 25.00%	16	2,144,755.48	0.24	39.69	6.785	619	23.01	23.01	343	343	0
25.01% to 30.00%	19	2,297,036.95	0.26	42.93	7.328	611	27.21	27.21	348	348	0
30.01% to 35.00%	25	3,390,122.52	0.38	31.87	7.366	623	33.03	33.03	347	347	0
35.01% to 40.00%	35	5,162,560.00	0.57	39.66	7.194	587	37.96	39.90	355	355	0
40.01% to 45.00%	38	5,265,516.68	0.59	36.75	7.483	608	42.20	44.75	356	356	0
45.01% to 50.00%	55	8,097,755.39	0.90	37.61	7.339	607	47.88	48.16	359	359	0
50.01% to 55.00%	68	13,016,613.04	1.45	37.03	7.289	610	52.60	54.26	356	356	0
55.01% to 60.00%	109	18,328,229.59	2.04	38.03	7.350	597	57.86	57.86	352	352	0
60.01% to 65.00%	222	38,258,518.19	4.26	39.42	7.405	606	63.37	63.67	356	356	0
65.01% to 70.00%	281	58,362,702.45	6.50	39.17	7.291	604	68.83	68.99	357	357	0
70.01% to 75.00%	402	82,003,414.49	9.13	40.79	7.641	594	74.17	74.38	359	358	0
75.01% to 80.00%	2,089	347,699,182.99	38.72	40.44	7.272	628	79.73	90.17	359	359	0
80.01% to 85.00%	421	85,955,180.65	9.57	40.65	7.446	619	84.47	84.60	359	359	0
85.01% to 90.00%	593	122,385,835.84	13.63	41.21	7.573	636	89.68	89.70	359	359	0
90.01% to 95.00%	501	91,576,571.13	10.20	40.95	7.781	629	94.62	94.63	359	359	0
95.01% to 100.00%	137	13,301,034.26	1.48	43.51	9.109	635	99.66	99.66	357	356	1
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**83.52%**	**358**	**358**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans with Silent Seconds

Total Combined Original LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Total Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
50.01% to 55.00%	1	$167,000.00	0.09%	36.91%	7.900%	535	47.58%	50.43%	360	360	0
55.01% to 60.00%	1	625,000.00	0.33	42.74	7.850	524	39.68	55.68	360	360	0
65.01% to 70.00%	1	88,000.00	0.05	41.58	6.650	618	48.35	68.32	360	360	0
75.01% to 80.00%	2	295,000.00	0.15	44.88	6.399	641	63.47	78.52	360	360	0
80.01% to 85.00%	4	1,741,500.00	0.91	43.08	6.977	615	68.74	84.06	360	360	0
85.01% to 90.00%	10	2,625,532.20	1.37	30.69	7.654	586	81.83	89.51	360	360	0
90.01% to 95.00%	55	12,152,780.52	6.33	42.20	7.093	649	80.31	94.59	360	360	0
95.01% to 100.00%	1,156	174,237,098.10	90.78	41.59	7.005	639	79.90	99.95	359	359	0
Total:	**1,230**	**$191,931,910.82**	**100.00%**	**41.50%**	**7.022%**	**639**	**79.65%**	**99.09%**	**359**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does *not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to* securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
2nd Liens

1. Current Mortgage Rate

Current Mortgage Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
8.001% to 8.500%	7	$706,598.77	7.92%	46.39%	8.378%	680	89.12%	360	359	1
8.501% to 9.000%	8	567,936.19	6.36	43.60	8.883	644	91.28	360	358	2
9.001% to 9.500%	11	844,358.90	9.46	43.42	9.466	694	97.51	360	358	2
9.501% to 10.000%	12	883,987.12	9.90	44.05	9.701	652	96.48	360	359	1
10.001% to 10.500%	16	1,307,726.37	14.65	49.23	10.317	616	93.92	351	349	2
10.501% to 11.000%	32	2,243,390.49	25.13	43.34	10.784	611	95.77	360	358	2
11.001% to 11.500%	22	1,540,344.64	17.25	45.55	11.302	577	96.58	353	352	1
11.501% to 12.000%	11	775,788.72	8.69	43.08	11.839	572	85.48	337	335	1
12.001% to 12.500%	1	56,934.57	0.64	34.85	12.250	617	94.94	360	357	3
Total:	**120**	**$8,927,065.77**	**100.00%**	**44.84%**	**10.363%**	**622**	**94.16%**	**355**	**354**	**1**

2. Original Combined LTV

Original Combined LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
40.01% to 45.00%	2	$135,000.00	1.51%	41.11%	11.422%	569	42.72%	360	360	0
45.01% to 50.00%	1	100,000.00	1.12	30.82	11.150	578	47.29	360	360	0
60.01% to 65.00%	3	187,716.56	2.10	35.90	10.158	581	63.86	360	360	0
65.01% to 70.00%	2	141,832.00	1.59	40.01	10.870	585	67.42	316	315	1
70.01% to 75.00%	2	388,315.00	4.35	37.52	8.482	682	73.48	360	360	0
75.01% to 80.00%	5	566,860.29	6.35	48.23	10.484	579	79.50	360	358	2
80.01% to 85.00%	2	205,076.00	2.30	37.07	10.823	599	84.85	360	360	0
85.01% to 90.00%	1	55,000.00	0.62	37.37	11.750	594	85.75	360	360	0
90.01% to 95.00%	5	299,309.37	3.35	39.65	10.586	645	94.99	360	358	2
95.01% to 100.00%	97	6,847,956.55	76.71	46.13	10.387	625	99.94	355	353	2
Total:	**120**	**$8,927,065.77**	**100.00%**	**44.84%**	**10.363%**	**622**	**94.16%**	**355**	**354**	**1**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

3. Statistical Cut-Off Balance

Statistical Cut-Off Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
$25,000.01 to $50,000.00	5	$249,845.62	2.80%	43.11%	10.240%	591	76.31%	360	359	1
$50,000.01 to $75,000.00	78	4,719,945.23	52.87	43.89	10.489	616	98.56	356	355	2
$75,000.01 to $100,000.00	24	2,116,750.01	23.71	46.97	10.308	635	91.37	349	347	1
$100,000.01 to $125,000.00	8	907,631.91	10.17	45.22	10.270	636	91.91	360	360	0
$125,000.01 to $150,000.00	1	130,911.14	1.47	55.30	11.250	578	100.00	360	358	2
$150,000.01 to $175,000.00	2	316,146.63	3.54	42.85	10.798	611	92.76	360	358	2
$200,000.01 to $225,000.00	1	202,520.23	2.27	49.68	10.200	552	79.96	360	355	5
$275,000.01 to $300,000.00	1	283,315.00	3.17	38.67	8.290	685	73.78	360	360	0
Total:	**120**	**$8,927,065.77**	**100.00%**	**44.84%**	**10.363%**	**622**	**94.16%**	**355**	**354**	**1**

4. Original Term

Original Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
180	1	$60,360.00	0.68%	49.78%	11.490%	579	100.00%	180	180	0
240	3	250,320.81	2.80	49.48	11.214	611	93.03	240	237	3
360	116	8,616,384.96	96.52	44.67	10.330	623	94.15	360	359	1
Total:	**120**	**$8,927,065.77**	**100.00%**	**44.84%**	**10.363%**	**622**	**94.16%**	**355**	**354**	**1**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

5. Remaining Term

Remaining Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
176 to 180	1	$60,360.00	0.68%	49.78%	11.490%	579	100.00%	180	180	0
231 to 235	1	98,488.81	1.10	51.91	11.990	643	100.00	240	235	5
236 to 240	2	151,832.00	1.70	47.91	10.711	590	88.52	240	239	1
351 to 355	1	202,520.23	2.27	49.68	10.200	552	79.96	360	355	5
356 to 360	115	8,413,864.73	94.25	44.54	10.333	624	94.50	360	359	1
Total:	**120**	**$8,927,065.77**	**100.00%**	**44.84%**	**10.363%**	**622**	**94.16%**	**355**	**354**	**1**

6. FICO Score

FICO Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
701 to 750	4	$300,581.65	3.37%	44.15%	9.216%	722	100.00%	360	359	1
651 to 700	25	2,072,986.61	23.22	44.21	9.186	677	93.81	360	358	2
601 to 650	45	3,340,723.40	37.42	45.39	10.485	630	97.15	353	351	2
551 to 600	39	2,780,355.20	31.15	44.85	11.064	574	91.36	356	355	1
501 to 550	7	432,418.91	4.84	43.99	11.337	535	86.72	346	345	1
Total:	**120**	**$8,927,065.77**	**100.00%**	**44.84%**	**10.363%**	**622**	**94.16%**	**355**	**354**	**1**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
2nd Liens

7. Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
A	2	$136,832.00	1.53%	43.11%	11.662%	550	52.63%	315	313	1
AA	7	462,895.98	5.19	40.87	10.749	586	85.81	360	359	1
AA+	110	8,265,857.79	92.59	45.02	10.333	625	95.27	356	354	1
NG	1	61,480.00	0.69	54.55	8.500	688	100.00	360	360	0
Total:	**120**	**$8,927,065.77**	**100.00%**	**44.84%**	**10.363%**	**622**	**94.16%**	**355**	**354**	**1**

8. Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Single Family	81	$5,920,859.36	66.32%	44.60%	10.370%	619	93.74%	358	357	1
PUD	15	1,257,539.56	14.09	46.72	10.624	619	96.20	342	340	2
2-4 Family	16	1,194,929.81	13.39	45.58	10.211	628	91.40	355	354	1
Low Rise Condo	6	411,765.40	4.61	45.25	9.694	656	100.00	360	359	1
High Rise Condo	2	141,971.64	1.59	30.63	10.944	599	100.00	360	359	1
Total:	**120**	**$8,927,065.77**	**100.00%**	**44.84%**	**10.363%**	**622**	**94.16%**	**355**	**354**	**1**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. *This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy* of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
2nd Liens

9. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	120	$8,927,065.77	100.00%	44.84%	10.363%	622	94.16%	355	354	1
Total:	**120**	**$8,927,065.77**	**100.00%**	**44.84%**	**10.363%**	**622**	**94.16%**	**355**	**354**	**1**

10. Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full	83	$5,673,822.13	63.56%	46.94%	10.485%	607	98.05%	355	354	1
Stated Income	36	2,969,928.64	33.27	41.46	10.326	644	88.69	356	354	2
Limited Income	1	283,315.00	3.17	38.67	8.290	685	73.78	360	360	0
Total:	**120**	**$8,927,065.77**	**100.00%**	**44.84%**	**10.363%**	**622**	**94.16%**	**355**	**354**	**1**

11. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Purchase	64	$4,537,598.76	50.83%	45.76%	10.598%	619	99.94%	355	354	1
C/O Refi	46	3,638,428.44	40.76	43.38	10.119	625	88.25	355	354	1
R/T Refi	10	751,038.57	8.41	46.44	10.119	625	87.89	360	358	2
Total:	**120**	**$8,927,065.77**	**100.00%**	**44.84%**	**10.363%**	**622**	**94.16%**	**355**	**354**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
2nd Liens

12. Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
30 Year Fixed	116	$8,616,384.96	96.52%	44.67%	10.330%	623	94.15%	360	359	1
20 Year Fixed	3	250,320.81	2.80	49.48	11.214	611	93.03	240	237	3
15 Year Fixed	1	60,360.00	0.68	49.78	11.490	579	100.00	180	180	0
Total:	**120**	**$8,927,065.77**	**100.00%**	**44.84%**	**10.363%**	**622**	**94.16%**	**355**	**354**	**1**

13. Interest Only Loans

Interest Only Loans	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Not Interest Only	120	$8,927,065.77	100.00%	44.84%	10.363%	622	94.16%	355	354	1
Total:	**120**	**$8,927,065.77**	**100.00%**	**44.84%**	**10.363%**	**622**	**94.16%**	**355**	**354**	**1**

14. LIEN

LIEN	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2	120	$8,927,065.77	100.00%	44.84%	10.363%	622	94.16%	355	354	1
Total:	**120**	**$8,927,065.77**	**100.00%**	**44.84%**	**10.363%**	**622**	**94.16%**	**355**	**354**	**1**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

15. Prepayment Penalty Term (Months)

Prepayment Penalty Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	63	$4,277,926.99	47.92%	45.76%	10.334%	613	94.70%	356	354	2
12	2	138,200.00	1.55	42.82	11.431	591	65.72	360	360	0
24	44	3,496,579.94	39.17	44.69	10.300	635	97.63	360	359	1
36	11	1,014,358.84	11.36	41.77	10.552	619	83.82	337	336	1
Total:	**120**	**$8,927,065.77**	**100.00%**	**44.84%**	**10.363%**	**622**	**94.16%**	**355**	**354**	**1**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
2nd Liens

16. State or Territory

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	38	$3,330,652.47	37.31%	44.60%	10.225%	637	93.40%	353	352	1
Massachusetts	22	1,463,844.12	16.40	46.20	9.960	642	98.92	360	358	2
New York	9	770,625.79	8.63	45.87	10.530	590	80.58	352	350	2
Texas	8	514,657.68	5.77	42.34	11.689	570	100.00	339	338	1
Florida	7	488,366.96	5.47	41.04	10.820	607	99.97	360	359	1
Virginia	3	298,661.71	3.35	46.35	11.045	600	91.82	360	360	0
Colorado	4	224,095.24	2.51	47.75	11.131	558	100.00	360	358	2
Illinois	3	178,005.85	1.99	44.76	9.352	634	100.00	360	358	2
New Jersey	3	165,000.00	1.85	36.83	10.780	619	77.10	360	360	0
Pennsylvania	2	148,765.81	1.67	48.21	10.448	627	100.00	360	358	2
Maryland	2	144,040.06	1.61	48.32	9.747	631	85.53	360	358	2
Tennessee	2	138,897.84	1.56	46.41	8.686	573	100.00	360	359	1
Rhode Island	2	138,200.00	1.55	42.82	11.431	591	65.72	360	360	0
Michigan	2	127,855.82	1.43	36.04	10.145	671	97.85	360	357	3
Arizona	2	124,575.13	1.40	42.35	10.676	609	100.00	360	357	3
Nevada	1	86,490.14	0.97	51.65	10.250	637	100.00	360	357	3
New Hampshire	1	69,400.00	0.78	47.91	11.500	576	100.00	360	360	0
Mississippi	1	64,717.79	0.72	55.11	10.250	633	100.00	360	357	3
North Carolina	1	59,807.34	0.67	32.34	10.625	648	100.00	360	357	3
Washington	1	58,977.79	0.66	46.99	10.750	534	100.00	360	359	1
District of Columbia	1	58,155.97	0.65	55.74	10.750	617	100.00	360	358	2
Hawaii	1	58,000.00	0.65	47.73	10.500	630	100.00	360	360	0
Ohio	1	57,896.02	0.65	55.21	9.625	646	100.00	360	357	3
Maine	1	54,939.69	0.62	39.81	9.000	666	100.00	360	358	2
Minnesota	1	52,500.00	0.59	49.76	8.250	685	95.00	360	360	0
Oregon	1	49,936.55	0.56	39.11	10.250	631	100.00	360	357	3
Total:	**120**	**$8,927,065.77**	**100.00%**	**44.84%**	**10.363%**	**622**	**94.16%**	**355**	**354**	**1**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, *including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options).* This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

23. DTI

DTI	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
N/A	1	$71,000.00	0.80%	0.00%	11.250%	574	100.00%	360	360	0
>15.00 <= 20.00	1	83,971.64	0.94	18.82	11.250	577	100.00	360	359	1
>20.00 <= 25.00	1	57,935.52	0.65	23.61	11.750	556	100.00	360	358	2
>25.00 <= 30.00	2	111,664.38	1.25	28.06	11.254	616	97.54	360	359	1
>30.00 <= 35.00	13	957,090.98	10.72	32.53	10.354	631	82.35	360	359	1
>35.00 <= 40.00	18	1,261,387.71	14.13	37.96	10.115	635	90.24	355	354	1
>40.00 <= 45.00	15	1,050,903.04	11.77	42.31	10.227	633	93.12	360	359	1
>45.00 <= 50.00	37	2,817,002.06	31.56	47.59	10.372	613	94.89	356	355	2
>50.00 <= 55.00	22	1,787,309.22	20.02	51.87	10.502	624	100.00	347	345	2
>55.00	10	728,801.22	8.16	55.93	10.181	618	98.61	360	358	2
Total:	**120**	**$8,927,065.77**	**100.00%**	**44.84%**	**10.363%**	**622**	**94.16%**	**355**	**354**	**1**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Banc of America Securities

OOMLT 2005-3
ARM LOANS

1. Current Mortgage Rate

Current Mortgage Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.501% to 5.000%	3	$908,000.00	0.12%	45.57%	4.957%	685	80.00%	360	360	0
5.001% to 5.500%	59	14,040,237.40	1.85	43.93	5.324	669	73.42	360	360	0
5.501% to 6.000%	193	52,742,573.45	6.94	40.92	5.856	667	77.14	360	360	0
6.001% to 6.500%	379	92,905,184.56	12.22	40.73	6.315	649	78.13	360	360	0
6.501% to 7.000%	685	148,367,335.26	19.52	40.97	6.801	639	80.15	360	360	0
7.001% to 7.500%	619	123,087,744.79	16.20	40.77	7.291	627	80.88	360	359	0
7.501% to 8.000%	735	126,667,782.44	16.67	40.20	7.775	607	82.12	359	359	0
8.001% to 8.500%	421	68,272,628.56	8.98	40.38	8.287	586	82.14	360	359	0
8.501% to 9.000%	395	57,742,453.54	7.60	39.54	8.778	568	79.57	359	359	0
9.001% to 9.500%	227	31,080,202.47	4.09	39.74	9.285	554	80.12	360	359	0
9.501% to 10.000%	181	22,666,267.62	2.98	38.60	9.754	550	79.38	358	358	0
10.001% to 10.500%	90	10,890,562.75	1.43	37.31	10.258	534	75.35	360	360	0
10.501% to 11.000%	58	5,998,844.29	0.79	38.73	10.786	533	77.02	358	358	0
11.001% to 11.500%	27	2,147,358.47	0.28	36.94	11.229	536	79.05	360	359	1
11.501% to 12.000%	20	1,848,811.20	0.24	37.89	11.755	530	71.88	360	359	1
12.001% to 12.500%	6	555,457.02	0.07	41.45	12.127	535	63.73	360	360	0
12.501% to 13.000%	1	84,875.00	0.01	35.54	12.650	514	66.57	360	360	0
Total:	**4,099**	**$760,006,318.82**	**100.00%**	**40.46%**	**7.472%**	**617**	**80.00%**	**360**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, *including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof* (including options). *This material may be filed with the* Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
ARM LOANS

2. Original Combined LTV

Original Combined LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.01% to 15.00%	3	$187,600.00	0.02%	26.29%	7.685%	598	13.51%	360	360	0
15.01% to 20.00%	4	352,000.00	0.05	37.29	7.612	570	18.12	360	360	0
20.01% to 25.00%	7	1,357,955.48	0.18	41.23	6.668	606	23.12	347	347	0
25.01% to 30.00%	12	1,684,250.00	0.22	45.73	7.328	610	27.22	353	352	0
30.01% to 35.00%	15	1,919,000.00	0.25	33.73	7.753	577	32.87	355	355	0
35.01% to 40.00%	19	2,738,060.00	0.36	35.71	7.445	561	38.25	360	360	0
40.01% to 45.00%	26	3,535,516.68	0.47	35.07	7.600	607	42.16	360	360	0
45.01% to 50.00%	38	5,474,787.20	0.72	37.38	7.372	596	48.18	360	360	0
50.01% to 55.00%	48	9,987,840.00	1.31	37.00	7.382	603	52.64	360	360	0
55.01% to 60.00%	84	14,451,547.40	1.90	38.30	7.544	589	57.93	358	358	0
60.01% to 65.00%	154	26,894,499.36	3.54	39.40	7.682	586	63.51	359	359	0
65.01% to 70.00%	202	45,343,745.85	5.97	39.38	7.404	592	68.88	360	359	0
70.01% to 75.00%	318	68,744,608.17	9.05	40.97	7.714	585	74.18	360	359	0
75.01% to 80.00%	1,817	304,132,208.38	40.02	40.49	7.280	625	79.77	360	360	0
80.01% to 85.00%	368	76,056,432.61	10.01	40.70	7.498	615	84.49	360	360	0
85.01% to 90.00%	503	107,215,744.32	14.11	41.22	7.578	631	89.69	360	360	0
90.01% to 95.00%	448	84,604,350.97	11.13	41.18	7.772	628	94.62	359	359	0
95.01% to 100.00%	33	5,326,172.40	0.70	40.10	7.685	646	99.42	360	359	1
Total:	**4,099**	**$760,006,318.82**	**100.00%**	**40.46%**	**7.472%**	**617**	**80.00%**	**360**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
ARM LOANS

3. Statistical Cut-Off Balance

Statistical Cut-Off Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
25,000.01 to 50,000.00	40	$1,990,828.86	0.26%	32.17%	8.609%	570	62.40%	355	355	1
50,000.01 to 75,000.00	468	29,364,741.66	3.86	35.62	8.762	598	78.06	357	357	0
75,000.01 to 100,000.00	542	47,935,373.24	6.31	37.48	8.273	597	78.20	358	358	0
100,000.01 to 125,000.00	575	64,452,893.05	8.48	39.45	7.917	601	80.62	359	359	0
125,000.01 to 150,000.00	486	66,689,105.94	8.77	38.13	7.625	606	79.88	360	359	0
150,000.01 to 175,000.00	368	59,491,434.84	7.83	39.80	7.477	609	80.62	360	359	0
175,000.01 to 200,000.00	330	61,786,869.76	8.13	40.01	7.474	612	79.54	360	360	0
200,000.01 to 225,000.00	229	48,668,276.13	6.40	40.85	7.287	617	79.19	360	360	0
225,000.01 to 250,000.00	207	49,162,657.72	6.47	41.94	7.405	622	80.37	360	360	0
250,000.01 to 275,000.00	159	41,673,857.53	5.48	41.98	7.245	620	79.91	360	360	0
275,000.01 to 300,000.00	121	34,767,809.43	4.57	41.40	7.258	625	81.32	360	360	0
300,000.01 to 325,000.00	101	31,478,809.39	4.14	42.08	7.134	627	79.55	360	360	0
325,000.01 to 350,000.00	93	31,389,039.63	4.13	43.13	7.126	624	81.14	360	360	0
350,000.01 to 375,000.00	50	18,154,243.51	2.39	41.99	7.292	636	81.40	360	360	0
375,000.01 to 400,000.00	67	25,987,626.88	3.42	43.75	7.354	630	82.58	360	360	0
400,000.01 to 425,000.00	42	17,345,130.41	2.28	42.68	6.989	663	83.75	360	360	0
425,000.01 to 450,000.00	37	16,260,224.32	2.14	41.10	7.259	625	81.46	360	360	0
450,000.01 to 475,000.00	22	10,217,057.40	1.34	41.31	7.000	656	84.24	360	360	0
475,000.01 to 500,000.00	27	13,271,794.24	1.75	43.85	6.898	620	82.27	360	360	0
500,000.01 to 525,000.00	21	10,840,732.25	1.43	44.03	6.829	653	83.66	360	360	0
525,000.01 to 550,000.00	24	12,900,743.74	1.70	44.25	6.678	648	81.65	360	359	1
550,000.01 to 575,000.00	7	3,942,214.47	0.52	41.34	7.037	636	79.28	360	359	1
575,000.01 to 600,000.00	15	8,934,908.47	1.18	41.40	7.572	605	81.96	360	359	1
600,000.01 to 625,000.00	9	5,524,592.36	0.73	43.31	7.229	608	78.31	360	360	0
625,000.01 to 650,000.00	15	9,577,250.37	1.26	40.77	7.141	631	79.02	360	359	1

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
ARM LOANS

3. Statistical Cut-Off Balance (continue)

Statistical Cut-Off Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
650,000.01 to 675,000.00	7	4,633,666.12	0.61	39.07	7.514	608	80.36	360	359	1
675,000.01 to 700,000.00	3	2,048,000.00	0.27	42.15	7.956	595	81.66	360	360	0
700,000.01 to 725,000.00	3	2,153,485.73	0.28	42.97	6.701	634	75.93	360	359	1
725,000.01 to 750,000.00	3	2,235,000.00	0.29	47.35	6.629	575	71.07	360	360	0
750,000.01 to 775,000.00	3	2,303,222.17	0.30	47.97	6.336	613	74.24	360	359	1
775,000.01 to 800,000.00	1	800,000.00	0.11	50.05	9.150	522	73.39	360	360	0
800,000.01 or greater	24	24,024,729.20	3.16	36.81	7.037	612	72.64	360	359	1
Total:	**4,099**	**$760,006,318.82**	**100.00%**	**40.46%**	**7.472%**	**617**	**80.00%**	**360**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

4. Original Term

Original Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
180	19	$1,574,671.75	0.21%	37.92%	8.089%	610	73.38%	180	180	0
360	4,080	758,431,647.07	99.79	40.47	7.470	617	80.01	360	360	0
Total:	**4,099**	**$760,006,318.82**	**100.00%**	**40.46%**	**7.472%**	**617**	**80.00%**	**360**	**359**	**0**

5. Remaining Term

Remaining Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
176 to 180	19	$1,574,671.75	0.21%	37.92%	8.089%	610	73.38%	180	180	0
346 to 350	2	347,259.36	0.05	40.32	8.065	539	74.11	360	349	11
351 to 355	27	6,094,684.67	0.80	42.63	7.683	591	79.61	360	355	5
356 to 360	4,051	751,989,703.04	98.95	40.45	7.468	617	80.02	360	360	0
Total:	**4,099**	**$760,006,318.82**	**100.00%**	**40.46%**	**7.472%**	**617**	**80.00%**	**360**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
ARM LOANS

6. FICO Score

FICO Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
801 to 850	3	$673,500.00	0.09%	52.76%	5.801%	809	67.31%	360	360	0
751 to 800	59	14,864,918.52	1.96	41.24	6.650	770	82.97	360	360	0
701 to 750	200	46,537,243.81	6.12	40.17	6.651	721	83.83	359	359	0
651 to 700	675	141,716,096.68	18.65	40.43	6.776	672	81.83	360	360	0
601 to 650	1,266	245,867,709.24	32.35	40.60	7.160	625	81.19	360	359	0
551 to 600	1,143	191,034,657.70	25.14	40.43	7.799	579	78.56	360	359	0
501 to 550	687	111,909,226.58	14.72	40.45	8.860	527	76.12	360	359	0
451 to 500	8	754,171.37	0.10	40.21	9.784	500	59.86	360	358	2
Not Available	58	6,648,794.92	0.87	36.49	8.546	0	73.63	360	359	1
Total:	**4,099**	**$760,006,318.82**	**100.00%**	**40.46%**	**7.472%**	**617**	**80.00%**	**360**	**359**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, *including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the* Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
ARM LOANS

7. Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
A	246	$43,258,697.94	5.69%	39.53%	8.315%	564	76.91%	358	358	0
AA	479	92,307,673.13	12.15	40.50	7.911	583	81.28	360	359	0
AA+	2,940	556,220,433.77	73.19	40.59	7.149	633	81.01	360	359	0
B	261	42,672,189.82	5.61	39.64	8.668	558	74.83	360	359	0
C	111	16,786,914.51	2.21	40.02	9.235	551	69.25	360	360	0
CC	59	8,557,789.65	1.13	41.52	10.013	557	62.77	360	359	1
NG	3	202,620.00	0.03	30.24	8.051	591	79.78	360	360	0
Total:	**4,099**	**$760,006,318.82**	**100.00%**	**40.46%**	**7.472%**	**617**	**80.00%**	**360**	**359**	**0**

8. Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Single Family	3,207	$568,516,942.71	74.80%	40.10%	7.495%	612	79.66%	360	359	0
PUD	376	76,756,599.81	10.10	40.46	7.357	609	80.84	360	360	0
2-4 Family	247	68,047,970.14	8.95	42.78	7.443	644	80.79	360	359	0
Low Rise Condo	206	36,503,578.32	4.80	41.58	7.321	655	81.65	360	360	0
MF Housing	53	7,642,734.98	1.01	41.80	7.640	638	81.29	360	359	1
High Rise Condo	10	2,538,492.86	0.33	42.23	8.136	586	79.80	360	359	1
Total:	**4,099**	**$760,006,318.82**	**100.00%**	**40.46%**	**7.472%**	**617**	**80.00%**	**360**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is *not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does* not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
ARM LOANS

9. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	3,756	$698,965,803.47	91.97%	40.56%	7.441%	614	79.87%	360	359	0
Non-Owner Occupied	294	49,602,080.43	6.53	39.52	8.015	646	81.19	359	359	1
Second Home	49	11,438,434.92	1.51	38.13	6.998	662	82.57	360	360	0
Total:	**4,099**	**$760,006,318.82**	**100.00%**	**40.46%**	**7.472%**	**617**	**80.00%**	**360**	**359**	**0**

10. Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full	2,689	$436,821,002.58	57.48%	40.96%	7.497%	603	81.00%	360	359	0
Stated Income	1,351	310,463,885.87	40.85	39.71	7.427	632	78.43	360	359	0
No Documentation	34	6,753,484.93	0.89	0.00	7.398	722	82.79	360	360	0
Limited Income	23	5,330,830.89	0.70	42.95	8.120	648	83.77	360	360	0
NRT	1	501,639.90	0.07	0.00	7.400	699	95.00	360	357	3
Business Bank Statements	1	135,474.65	0.02	39.88	6.900	675	95.00	360	359	1
Total:	**4,099**	**$760,006,318.82**	**100.00%**	**40.46%**	**7.472%**	**617**	**80.00%**	**360**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is *not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does* not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
ARM LOANS

11. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
C/O Refi	2,263	$446,854,930.54	58.80%	40.18%	7.590%	606	78.82%	359	359	0
Purchase	1,655	274,933,651.27	36.18	40.91	7.268	634	81.93	360	360	0
R/T Refi	181	38,217,737.01	5.03	40.63	7.550	611	79.78	359	359	1
Total:	**4,099**	**$760,006,318.82**	**100.00%**	**40.46%**	**7.472%**	**617**	**80.00%**	**360**	**359**	**0**

12. Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2/28 ARM	3,252	$536,665,182.22	70.61%	40.14%	7.761%	607	79.97%	360	360	0
2/28 ARM with 5yr IO	602	176,341,430.20	23.20	41.32	6.720	640	80.74	360	360	0
3/27 ARM	152	25,769,757.23	3.39	39.45	7.283	635	78.98	360	360	0
3/27 ARM with 5yr IO	60	17,120,966.24	2.25	42.66	6.414	651	76.46	360	360	0
6 Month ARM	12	2,162,811.18	0.28	41.93	7.511	597	80.25	360	359	1
2/13 ARM	19	1,574,671.75	0.21	37.92	8.089	610	73.38	180	180	0
15/15 ARM with 5yr IO	1	321,500.00	0.04	59.60	5.725	601	26.79	360	358	2
15/15 ARM	1	50,000.00	0.01	54.13	8.000	694	39.37	360	360	0
Total:	**4,099**	**$760,006,318.82**	**100.00%**	**40.46%**	**7.472%**	**617**	**80.00%**	**360**	**359**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does *not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to* securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the *Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to* securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
ARM LOANS

13. Interest Only Loans

Interest Only Loans	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Interest Only	663	$193,783,896.44	25.50%	41.47%	6.691%	641	80.27%	360	360	0
Not Interest Only	3,436	566,222,422.38	74.50	40.11	7.739	608	79.90	359	359	0
Total:	**4,099**	**$760,006,318.82**	**100.00%**	**40.46%**	**7.472%**	**617**	**80.00%**	**360**	**359**	**0**

14. LIEN

LIEN	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	4,099	$760,006,318.82	100.00%	40.46%	7.472%	617	80.00%	360	359	0
Total:	**4,099**	**$760,006,318.82**	**100.00%**	**40.46%**	**7.472%**	**617**	**80.00%**	**360**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

15. Prepayment Penalty Term (Months)

Prepayment Penalty Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	1,189	$233,562,562.79	30.73%	40.53%	7.700%	612	78.66%	359	359	0
12	163	50,625,967.65	6.66	40.85	7.203	636	80.35	360	360	0
24	2,584	444,992,555.62	58.55	40.35	7.418	615	80.69	360	359	0
30	1	317,200.00	0.04	38.20	7.650	637	80.00	360	360	0
36	162	30,508,032.76	4.01	40.93	6.950	641	79.53	360	360	0
Total:	**4,099**	**$760,006,318.82**	**100.00%**	**40.46%**	**7.472%**	**617**	**80.00%**	**360**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

16. State or Territory

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	431	$132,615,862.80	17.45%	42.53%	6.846%	633	78.60%	360	360	0
Florida	465	80,229,785.08	10.56	39.00	7.455	616	80.51	360	360	0
Massachusetts	240	65,519,513.21	8.62	42.07	7.194	627	78.73	360	360	0
New York	166	50,195,226.41	6.60	41.07	7.390	627	79.09	360	360	0
New Jersey	167	44,407,298.80	5.84	40.82	7.649	608	76.82	359	359	0
Texas	359	43,440,749.73	5.72	39.12	7.960	593	80.20	359	358	0
Virginia	167	30,458,868.28	4.01	39.08	7.842	601	78.17	360	360	0
Illinois	171	28,041,058.23	3.69	40.99	7.873	599	82.42	360	359	1
Michigan	217	26,511,009.88	3.49	39.95	7.819	615	83.22	359	359	0
Georgia	137	18,275,899.58	2.40	40.40	7.791	613	84.05	360	360	0
Maryland	76	17,459,800.02	2.30	39.03	7.754	598	77.44	360	360	0
Connecticut	95	17,420,724.46	2.29	41.15	7.466	610	77.41	360	360	0
Pennsylvania	132	16,547,600.27	2.18	39.87	7.649	612	81.73	357	357	0
Ohio	138	15,715,785.33	2.07	37.18	7.786	607	83.76	359	359	0
Rhode Island	59	13,863,820.86	1.82	38.52	7.075	637	79.18	360	360	0
Colorado	80	13,818,425.81	1.82	40.61	7.322	617	83.87	360	360	0
Arizona	78	13,671,080.32	1.80	39.63	7.472	614	80.89	360	360	0
Washington	60	11,624,274.08	1.53	42.46	7.369	613	79.68	360	360	0
Minnesota	52	9,650,426.55	1.27	41.05	7.779	615	82.56	360	360	0
Nevada	44	9,446,527.93	1.24	42.46	7.099	640	80.68	360	359	1
Wisconsin	58	8,867,376.80	1.17	40.15	7.832	617	83.36	360	360	0
North Carolina	73	8,723,105.97	1.15	39.80	8.128	608	81.19	360	360	0
Missouri	63	7,578,892.41	1.00	37.46	8.498	593	86.31	356	356	0
New Hampshire	37	6,802,431.69	0.90	42.27	7.406	601	80.46	360	360	0
Maine	43	6,425,869.29	0.85	40.33	7.856	608	79.33	356	356	0

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is *not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does* not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

16. State or Territory (continue)

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Louisiana	45	5,334,217.05	0.70	38.17	8.245	609	82.05	356	356	0
South Carolina	34	5,239,187.60	0.69	44.59	7.484	611	78.88	360	359	1
Indiana	52	5,115,545.86	0.67	37.88	8.072	604	80.37	360	360	0
Tennessee	47	5,070,857.09	0.67	37.70	8.088	607	84.78	360	360	0
Kentucky	43	4,425,168.90	0.58	34.96	7.280	623	81.32	360	360	0
Hawaii	11	4,405,214.19	0.58	42.95	6.522	685	80.85	360	359	1
Oregon	27	4,051,695.83	0.53	44.16	7.207	615	80.42	360	360	0
District of Columbia	10	3,347,350.00	0.44	33.91	6.715	627	63.60	360	360	0
Vermont	23	3,263,041.41	0.43	37.35	8.325	603	80.53	360	360	0
Oklahoma	28	3,050,475.72	0.40	40.01	7.786	607	84.91	360	360	0
Alabama	30	2,591,830.45	0.34	36.59	8.384	587	80.79	356	356	0
Utah	19	2,510,780.65	0.33	38.29	7.293	616	82.84	360	360	0
Arkansas	22	2,337,505.71	0.31	37.16	8.959	571	87.49	360	359	1
Idaho	17	2,182,687.97	0.29	38.16	7.194	621	83.45	360	360	0
Wyoming	14	1,973,740.00	0.26	40.65	7.234	613	83.24	360	360	0
Kansas	17	1,854,430.00	0.24	29.60	8.475	607	85.41	360	360	0
Iowa	19	1,812,009.62	0.24	38.00	8.824	591	83.52	360	360	0
Montana	8	1,568,200.00	0.21	34.96	8.076	577	78.83	360	360	0
Delaware	6	977,911.27	0.13	36.03	8.503	600	81.43	360	360	0
Mississippi	9	926,441.36	0.12	39.09	8.453	573	85.55	360	359	1
Nebraska	5	318,929.98	0.04	31.07	9.206	613	78.71	360	359	1
South Dakota	2	182,400.00	0.02	46.19	7.889	566	80.00	360	360	0
North Dakota	3	155,284.37	0.02	38.78	9.105	575	79.89	300	299	1
Total:	**4,099**	**$760,006,318.82**	**100.00%**	**40.46%**	**7.472%**	**617**	**80.00%**	**360**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

17. Gross Margin

Gross Margin	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2.501% to 3.000%	2	$570,400.00	0.08%	38.76%	5.611%	663	80.00%	360	360	0
3.001% to 3.500%	29	7,831,238.57	1.03	42.40	5.675	686	76.96	360	360	0
3.501% to 4.000%	120	29,542,008.35	3.89	41.87	5.844	683	77.55	360	360	0
4.001% to 4.500%	363	80,602,436.25	10.61	40.00	6.340	665	75.64	360	360	0
4.501% to 5.000%	683	142,193,596.27	18.71	41.07	6.744	643	79.19	360	360	0
5.001% to 5.500%	819	159,162,907.77	20.94	40.83	7.189	627	80.99	360	359	0
5.501% to 6.000%	669	117,452,841.87	15.45	39.96	7.652	612	83.16	359	359	0
6.001% to 6.500%	476	81,226,108.91	10.69	40.60	8.090	583	81.85	359	359	0
6.501% to 7.000%	367	59,707,885.68	7.86	39.23	8.581	568	80.20	359	359	0
7.001% to 7.500%	254	36,378,432.49	4.79	39.69	9.029	556	78.66	359	359	0
7.501% to 8.000%	234	34,449,361.01	4.53	40.00	9.710	535	77.76	359	359	0
8.001% to 8.500%	60	7,575,707.28	1.00	40.89	10.190	526	79.59	360	360	0
8.501% to 9.000%	17	2,354,357.64	0.31	39.72	10.724	524	80.93	360	360	0
9.001% to 9.500%	5	844,376.17	0.11	41.59	10.732	543	75.59	360	359	1
10.001% to 10.500%	1	114,660.56	0.02	26.07	11.240	534	80.00	360	350	10
Total:	**4,099**	**$760,006,318.82**	**100.00%**	**40.46%**	**7.472%**	**617**	**80.00%**	**360**	**359**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. *This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy* of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

18. Initial Periodic Rate Cap

Initial Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000%	14	$2,341,939.01	0.31%	38.01%	8.260%	594	80.54%	360	359	1
2.000%	1	331,868.44	0.04	40.70	8.990	529	70.00	360	357	3
3.000%	4,084	757,332,511.37	99.65	40.47	7.469	617	80.00	360	359	0
Total:	**4,099**	**$760,006,318.82**	**100.00%**	**40.46%**	**7.472%**	**617**	**80.00%**	**360**	**359**	**0**

19. Subsequent Periodic Rate Cap

Subsequent Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000%	4,095	$759,211,142.82	99.90%	40.47%	7.470%	617	80.00%	360	359	0
1.500%	2	324,373.16	0.04	36.01	10.724	515	71.14	360	357	3
2.000%	2	470,802.84	0.06	26.46	7.636	623	88.27	360	356	4
Total:	**4,099**	**$760,006,318.82**	**100.00%**	**40.46%**	**7.472%**	**617**	**80.00%**	**360**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
ARM LOANS

20. Maximum Loan Rate

Maximum Loan Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.501% to 11.000%	3	$908,000.00	0.12%	45.57%	4.957%	685	80.00%	360	360	0
11.001% to 11.500%	59	14,040,237.40	1.85	43.93	5.324	669	73.42	360	360	0
11.501% to 12.000%	193	52,742,573.45	6.94	40.92	5.856	667	77.14	360	360	0
12.001% to 12.500%	379	92,905,184.56	12.22	40.73	6.315	649	78.13	360	360	0
12.501% to 13.000%	685	148,367,335.26	19.52	40.97	6.801	639	80.15	360	360	0
13.001% to 13.500%	619	123,087,744.79	16.20	40.77	7.291	627	80.88	360	359	0
13.501% to 14.000%	735	126,667,782.44	16.67	40.20	7.775	607	82.12	359	359	0
14.001% to 14.500%	421	68,272,628.56	8.98	40.38	8.287	586	82.14	360	359	0
14.501% to 15.000%	394	57,410,585.10	7.55	39.53	8.777	568	79.63	359	359	0
15.001% to 15.500%	227	31,080,202.47	4.09	39.74	9.285	554	80.12	360	359	0
15.501% to 16.000%	182	22,998,136.06	3.03	38.63	9.743	550	79.24	358	358	0
16.001% to 16.500%	90	10,890,562.75	1.43	37.31	10.258	534	75.35	360	360	0
16.501% to 17.000%	58	5,998,844.29	0.79	38.73	10.786	533	77.02	358	358	0
17.001% to 17.500%	27	2,147,358.47	0.28	36.94	11.229	536	79.05	360	359	1
17.501% to 18.000%	19	1,673,976.90	0.22	37.93	11.772	533	72.30	360	360	0
18.001% to 18.500%	6	555,457.02	0.07	41.45	12.127	535	63.73	360	360	0
18.501% to 19.000%	2	259,709.30	0.03	36.83	11.943	509	67.42	360	359	1
Total:	**4,099**	**$760,006,318.82**	**100.00%**	**40.46%**	**7.472%**	**617**	**80.00%**	**360**	**359**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is *not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal.* This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. *This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy* of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

21. Minimum Loan Rate

Minimum Loan Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.501% - 5.000%	4	$1,542,856.01	0.20%	48.48%	5.382%	643	77.94%	360	358	2
5.001% - 5.500%	60	14,264,586.12	1.88	43.81	5.337	668	73.35	360	360	0
5.501% - 6.000%	193	52,431,018.60	6.90	40.85	5.866	668	77.15	360	360	0
6.001% - 6.500%	379	92,830,598.26	12.21	40.73	6.320	648	78.14	360	360	0
6.501% - 7.000%	685	148,367,335.26	19.52	40.97	6.801	639	80.15	360	360	0
7.001% - 7.500%	620	123,150,500.02	16.20	40.77	7.291	627	80.88	360	359	0
7.501% - 8.000%	734	126,473,939.42	16.64	40.17	7.779	607	82.15	359	359	0
8.001% - 8.500%	421	68,272,628.56	8.98	40.38	8.287	586	82.14	360	359	0
8.501% - 9.000%	395	57,742,453.54	7.60	39.54	8.778	568	79.57	359	359	0
9.001% - 9.500%	226	30,930,440.05	4.07	39.76	9.285	554	80.15	360	359	0
9.501% - 10.000%	180	22,474,054.25	2.96	38.57	9.753	550	79.29	358	358	0
10.001% - 10.500%	90	10,890,562.75	1.43	37.31	10.258	534	75.35	360	360	0
10.501% - 11.000%	58	5,998,844.29	0.79	38.73	10.786	533	77.02	358	358	0
11.001% - 11.500%	27	2,147,358.47	0.28	36.94	11.229	536	79.05	360	359	1
11.501% - 12.000%	20	1,848,811.20	0.24	37.89	11.755	530	71.88	360	359	1
12.001% - 12.500%	6	555,457.02	0.07	41.45	12.127	535	63.73	360	360	0
12.501% - 13.000%	1	84,875.00	0.01	35.54	12.650	514	66.57	360	360	0
Total:	**4,099**	**$760,006,318.82**	**100.00%**	**40.46%**	**7.472%**	**617**	**80.00%**	**360**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
ARM LOANS

22. Month of Next Interest Rate Adjustment

Month of Next Interest Rate Adjustment	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2005-08	1	$634,856.01	0.08%	52.64%	5.990%	582	75.00%	360	356	4
2005-09	1	75,905.17	0.01	52.30	11.150	0	80.00	360	357	3
2005-12	9	1,278,850.00	0.17	35.53	8.235	598	82.90	360	360	0
2006-01	1	173,200.00	0.02	45.44	6.150	645	80.00	360	360	0
2006-07	1	232,598.80	0.03	47.35	6.500	542	71.21	360	349	11
2006-08	1	114,660.56	0.02	26.07	11.240	534	80.00	360	350	10
2006-11	3	384,928.51	0.05	49.75	8.754	587	72.95	360	353	7
2006-12	5	998,153.69	0.13	38.11	7.702	644	79.25	360	354	6
2007-01	18	4,486,630.06	0.59	43.92	7.609	577	79.64	360	355	5
2007-02	22	4,848,383.09	0.64	44.56	7.736	588	76.36	360	356	4
2007-03	133	27,590,148.39	3.63	41.87	7.711	599	80.78	359	356	3
2007-04	80	14,019,849.48	1.84	43.51	7.739	617	82.98	360	358	2
2007-05	224	35,990,975.14	4.74	40.67	7.496	636	81.32	360	359	1
2007-06	2,699	507,468,525.55	66.77	40.25	7.477	617	80.18	360	360	0
2007-07	687	118,446,430.90	15.58	40.20	7.529	608	79.37	359	359	0
2008-01	1	224,972.41	0.03	24.62	7.250	628	91.84	360	355	5
2008-02	1	245,830.43	0.03	28.14	7.990	619	85.00	360	356	4
2008-03	5	655,866.16	0.09	35.83	7.425	649	77.08	360	357	3
2008-04	7	855,859.40	0.11	42.13	7.969	644	80.01	360	358	2
2008-05	16	2,948,964.87	0.39	44.07	6.575	652	75.00	360	359	1
2008-06	155	32,133,342.20	4.23	41.31	6.940	641	78.06	360	360	0
2008-07	27	5,825,888.00	0.77	37.63	6.836	638	77.98	360	360	0
2020-04	1	321,500.00	0.04	59.60	5.725	601	26.79	360	358	2
2020-06	1	50,000.00	0.01	54.13	8.000	694	39.37	360	360	0
Total:	**4,099**	**$760,006,318.82**	**100.00%**	**40.46%**	**7.472%**	**617**	**80.00%**	**360**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
ARM LOANS

23. DTI

DTI	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
N/A	105	$25,120,908.09	3.31%	0.00%	7.479%	646	80.44%	359	359	1
>0.00 <= 5.00	1	178,500.00	0.02	2.37	6.500	657	72.86	360	360	0
>5.00 <= 10.00	5	795,850.00	0.10	8.09	7.239	631	74.06	360	360	0
>10.00 <=15.00	40	4,453,751.75	0.59	13.24	7.767	616	77.19	360	360	0
>15.00 <= 20.00	134	18,720,146.40	2.46	17.90	7.562	620	75.93	359	359	0
>20.00 <= 25.00	220	30,645,071.59	4.03	22.70	7.832	600	77.20	359	359	0
>25.00 <= 30.00	360	57,623,666.99	7.58	27.67	7.550	617	79.64	359	359	0
>30.00 <= 35.00	521	87,537,112.32	11.52	32.70	7.548	611	78.82	360	359	0
>35.00 <= 40.00	679	124,600,110.19	16.39	37.66	7.486	616	80.23	360	360	0
>40.00 <= 45.00	738	148,213,455.20	19.50	42.56	7.424	621	80.85	359	359	0
>45.00 <= 50.00	732	145,971,189.83	19.21	47.59	7.385	618	80.79	360	360	0
>50.00 <= 55.00	422	88,344,751.87	11.62	52.31	7.436	609	80.08	359	359	0
>55.00	142	27,801,804.59	3.66	57.96	7.330	610	80.54	360	360	0
Total:	**4,099**	**$760,006,318.82**	**100.00%**	**40.46%**	**7.472%**	**617**	**80.00%**	**360**	**359**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Balance > $800,000

1. Current Mortgage Rate

Current Mortgage Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
5.501% to 6.000%	2	$2,100,000.00	7.85%	24.34%	5.945%	714	76.53%	360	360	0
6.001% to 6.500%	4	4,159,150.00	15.55	29.51	6.092	646	74.43	360	360	0
6.501% to 7.000%	10	9,827,270.21	36.74	43.63	6.848	632	67.82	360	359	1
7.001% to 7.500%	6	6,005,216.13	22.45	37.53	7.312	593	69.02	360	359	1
7.501% to 8.000%	2	1,782,500.00	6.66	48.55	7.550	563	78.38	360	360	0
8.001% to 8.500%	1	1,071,000.00	4.00	22.10	8.500	536	85.00	360	360	0
8.501% to 9.000%	2	1,802,792.86	6.74	39.18	8.750	531	72.48	360	358	2
Total:	**27**	**$26,747,929.20**	**100.00%**	**37.72%**	**7.005%**	**616**	**71.51%**	**360**	**359**	**1**

2. Original Combined LTV

Original Combined LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
45.01% to 50.00%	1	$907,200.00	3.39%	45.55%	6.940%	618	45.36%	360	360	0
50.01% to 55.00%	1	1,280,000.00	4.79	23.03	6.700	641	51.20	360	360	0
55.01% to 60.00%	1	1,190,000.00	4.45	26.63	7.200	597	59.50	360	360	0
60.01% to 65.00%	2	1,692,500.00	6.33	43.51	6.802	606	62.76	360	360	0
65.01% to 70.00%	6	5,736,338.07	21.45	39.62	7.304	587	69.49	360	358	2
70.01% to 75.00%	7	6,970,791.13	26.06	44.86	7.119	605	74.50	360	359	1
75.01% to 80.00%	8	7,900,100.00	29.54	34.05	6.556	660	78.47	360	360	0
80.01% to 85.00%	1	1,071,000.00	4.00	22.10	8.500	536	85.00	360	360	0
Total:	**27**	**$26,747,929.20**	**100.00%**	**37.72%**	**7.005%**	**616**	**71.51%**	**360**	**359**	**1**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does *not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to* securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Balance > $800,000

3. Statistical Cut-Off Balance

Statistical Cut-Off Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
$800,000.01 to $825,000.00	3	$2,450,100.00	9.16%	45.83%	7.350%	555	71.69%	360	360	0
$825,000.01 to $850,000.00	2	1,679,070.21	6.28	53.95	6.900	581	70.75	360	358	2
$875,000.01 to $900,000.00	3	2,662,375.00	9.95	37.50	7.023	645	71.94	360	360	0
$900,000.01 to $925,000.00	2	1,815,617.86	6.79	39.96	7.846	563	57.69	360	358	2
$925,000.01 to $950,000.00	2	1,873,500.00	7.00	49.18	6.975	635	76.50	360	357	3
$950,000.01 to $975,000.00	2	1,932,500.00	7.22	51.78	7.111	622	74.28	360	360	0
$975,000.01 to $1,000,000.00	1	1,000,000.00	3.74	40.93	6.750	719	80.00	360	360	0
$1,000,000.01 or greater	12	13,334,766.13	49.85	30.03	6.845	622	71.62	360	359	1
Total:	**27**	**$26,747,929.20**	**100.00%**	**37.72%**	**7.005%**	**616**	**71.51%**	**360**	**359**	**1**

4. Original Term

Original Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
360	27	$26,747,929.20	100.00%	37.72%	7.005%	616	71.51%	360	359	1
Total:	**27**	**$26,747,929.20**	**100.00%**	**37.72%**	**7.005%**	**616**	**71.51%**	**360**	**359**	**1**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed *herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any* securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Balance > $800,000

5. Remaining Term

Remaining Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
351 to 355	1	$937,500.00	3.50%	49.44%	7.000%	616	75.00%	360	355	5
356 to 360	26	25,810,429.20	96.50	37.29	7.005	616	71.38	360	359	1
Total:	**27**	**$26,747,929.20**	**100.00%**	**37.72%**	**7.005%**	**616**	**71.51%**	**360**	**359**	**1**

6. FICO Score

FICO Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
701 to 750	2	$2,050,000.00	7.66%	27.72%	6.315%	723	77.58%	360	360	0
651 to 700	5	4,804,000.00	17.96	37.24	6.402	677	73.40	360	360	0
601 to 650	9	9,077,266.13	33.94	39.75	6.880	627	68.52	360	359	1
551 to 600	6	6,361,925.00	23.78	36.44	7.260	586	70.71	360	359	1
501 to 550	5	4,454,738.07	16.65	40.51	7.863	523	73.88	360	359	1
Total:	**27**	**$26,747,929.20**	**100.00%**	**37.72%**	**7.005%**	**616**	**71.51%**	**360**	**359**	**1**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Balance > $800,000

7. Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
A	4	$4,045,320.21	15.12%	39.00%	7.275%	583	67.86%	360	359	1
AA	5	5,223,041.13	19.53	30.54	7.217	603	77.07	360	359	1
AA+	17	16,571,150.00	61.95	39.85	6.777	635	70.73	360	359	1
B	1	908,417.86	3.40	34.37	8.750	508	70.00	360	357	3
Total:	**27**	**$26,747,929.20**	**100.00%**	**37.72%**	**7.005%**	**616**	**71.51%**	**360**	**359**	**1**

8. Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Single Family	18	$18,222,716.13	68.13%	37.88%	6.880%	628	71.62%	360	359	1
PUD	5	4,912,945.21	18.37	39.52	7.377	566	70.22	360	359	1
2-4 Family	2	1,653,850.00	6.18	46.75	7.024	630	72.53	360	360	0
Low Rise Condo	1	1,050,000.00	3.93	15.14	5.900	727	75.27	360	360	0
High Rise Condo	1	908,417.86	3.40	34.37	8.750	508	70.00	360	357	3
Total:	**27**	**$26,747,929.20**	**100.00%**	**37.72%**	**7.005%**	**616**	**71.51%**	**360**	**359**	**1**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, *including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the* Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed *herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any* securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Balance > $800,000

9. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	26	$25,697,929.20	96.07%	38.64%	7.050%	612	71.35%	360	359	1
Second Home	1	1,050,000.00	3.93	15.14	5.900	727	75.27	360	360	0
Total:	**27**	**$26,747,929.20**	**100.00%**	**37.72%**	**7.005%**	**616**	**71.51%**	**360**	**359**	**1**

10. Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Stated Income	17	$16,641,925.00	62.22%	40.23%	6.927%	633	69.03%	360	359	1
Full	10	10,106,004.20	37.78	33.57	7.133	590	75.58	360	359	1
Total:	**27**	**$26,747,929.20**	**100.00%**	**37.72%**	**7.005%**	**616**	**71.51%**	**360**	**359**	**1**

11. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
C/O Refi	19	$18,701,138.07	69.92%	39.07%	6.924%	622	69.71%	360	359	1
Purchase	5	4,861,741.13	18.18	32.98	7.458	612	77.26	360	359	1
R/T Refi	3	3,185,050.00	11.91	36.97	6.791	592	73.30	360	359	1
Total:	**27**	**$26,747,929.20**	**100.00%**	**37.72%**	**7.005%**	**616**	**71.51%**	**360**	**359**	**1**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Balance > $800,000

12. Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2/28 ARM	12	$11,615,629.20	43.43%	37.46%	7.339%	587	73.42%	360	359	1
2/28 ARM with 5yr IO	11	11,439,100.00	42.77	34.56	6.762	635	71.93	360	359	1
30 Year Fixed	2	1,787,200.00	6.68	44.06	6.600	657	52.91	360	360	0
3/27 ARM with 5yr IO	1	970,000.00	3.63	55.45	6.675	643	71.59	360	360	0
30 Year Fixed with 5yr IO	1	936,000.00	3.50	48.92	6.950	655	78.00	360	359	1
Total:	**27**	**$26,747,929.20**	**100.00%**	**37.72%**	**7.005%**	**616**	**71.51%**	**360**	**359**	**1**

13. Interest Only Loans

Interest Only Loans	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Interest Only	13	$13,345,100.00	49.89%	37.09%	6.769%	637	72.33%	360	359	1
Not Interest Only	14	13,402,829.20	50.11	38.34	7.241	596	70.69	360	359	1
Total:	**27**	**$26,747,929.20**	**100.00%**	**37.72%**	**7.005%**	**616**	**71.51%**	**360**	**359**	**1**

14. LIEN

LIEN	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	27	$26,747,929.20	100.00%	37.72%	7.005%	616	71.51%	360	359	1
Total:	**27**	**$26,747,929.20**	**100.00%**	**37.72%**	**7.005%**	**616**	**71.51%**	**360**	**359**	**1**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Balance > $800,000

15. Prepayment Penalty Term (Months)

Prepayment Penalty Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	7	$7,133,000.00	26.67%	36.93%	6.958%	623	71.11%	360	359	1
12	3	2,980,000.00	11.14	28.20	6.549	668	69.11	360	360	0
24	14	13,821,729.20	51.67	37.66	7.159	597	73.50	360	359	1
36	3	2,813,200.00	10.52	50.09	6.852	639	65.26	360	360	0
Total:	**27**	**$26,747,929.20**	**100.00%**	**37.72%**	**7.005%**	**616**	**71.51%**	**360**	**359**	**1**

16. State or Territory

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	9	$8,035,861.34	30.04%	48.21%	7.226%	598	70.36%	360	359	1
Florida	4	4,318,017.86	16.14	29.68	7.006	617	68.93	360	359	1
New Jersey	4	4,195,000.00	15.68	38.62	7.252	581	67.39	360	359	1
New York	3	2,980,000.00	11.14	35.44	6.849	641	67.25	360	360	0
Texas	2	2,268,550.00	8.48	28.37	7.207	560	79.64	360	360	0
Hawaii	2	2,050,000.00	7.66	37.15	6.361	709	78.86	360	360	0
Rhode Island	1	1,050,000.00	3.93	15.14	5.900	727	75.27	360	360	0
Washington	1	962,500.00	3.60	48.08	7.550	600	77.00	360	360	0
Massachusetts	1	888,000.00	3.32	25.88	6.050	683	80.00	360	360	0
Total:	**27**	**$26,747,929.20**	**100.00%**	**37.72%**	**7.005%**	**616**	**71.51%**	**360**	**359**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

17. Gross Margin

Gross Margin	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
3.501% to 4.000%	1	$1,050,000.00	4.37%	33.55%	5.990%	700	77.78%	360	360	0
4.001% to 4.500%	5	5,311,200.00	22.11	29.49	6.453	659	69.05	360	360	0
4.501% to 5.000%	7	6,859,300.00	28.55	38.91	6.695	625	75.40	360	359	1
5.001% to 5.500%	4	3,865,436.34	16.09	42.92	7.292	587	72.30	360	359	1
5.501% to 6.000%	3	3,252,500.00	13.54	39.70	7.229	605	69.33	360	359	1
6.001% to 6.500%	3	2,615,292.86	10.89	40.86	8.331	524	70.16	360	359	1
6.501% to 7.000%	1	1,071,000.00	4.46	22.10	8.500	536	85.00	360	360	0
Total:	**24**	**$24,024,729.20**	**100.00%**	**36.81%**	**7.037%**	**612**	**72.64%**	**360**	**359**	**1**

18. Initial Periodic Rate Cap

Initial Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
3.000%	24	$24,024,729.20	100.00%	36.81%	7.037%	612	72.64%	360	359	1
Total:	**24**	**$24,024,729.20**	**100.00%**	**36.81%**	**7.037%**	**612**	**72.64%**	**360**	**359**	**1**

19. Subsequent Periodic Rate Cap

Subsequent Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000%	24	$24,024,729.20	100.00%	36.81%	7.037%	612	72.64%	360	359	1
Total:	**24**	**$24,024,729.20**	**100.00%**	**36.81%**	**7.037%**	**612**	**72.64%**	**360**	**359**	**1**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the *Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to* securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Balance > $800,000

20. Maximum Loan Rate

Maximum Loan Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
11.501% to 12.000%	2	$2,100,000.00	8.74%	24.34%	5.945%	714	76.53%	360	360	0
12.001% to 12.500%	3	3,279,150.00	13.65	26.02	6.050	632	78.12	360	360	0
12.501% to 13.000%	8	7,984,070.21	33.23	42.79	6.826	630	69.18	360	359	1
13.001% to 13.500%	6	6,005,216.13	25.00	37.53	7.312	593	69.02	360	359	1
13.501% to 14.000%	2	1,782,500.00	7.42	48.55	7.550	563	78.38	360	360	0
14.001% to 14.500%	1	1,071,000.00	4.46	22.10	8.500	536	85.00	360	360	0
14.501% to 15.000%	2	1,802,792.86	7.50	39.18	8.750	531	72.48	360	358	2
Total:	**24**	**$24,024,729.20**	**100.00%**	**36.81%**	**7.037%**	**612**	**72.64%**	**360**	**359**	**1**

21. Minimum Loan Rate

Minimum Loan Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
5.501% - 6.000%	2	$2,100,000.00	8.74%	24.34%	5.945%	714	76.53%	360	360	0
6.001% - 6.500%	3	3,279,150.00	13.65	26.02	6.050	632	78.12	360	360	0
6.501% - 7.000%	8	7,984,070.21	33.23	42.79	6.826	630	69.18	360	359	1
7.001% - 7.500%	6	6,005,216.13	25.00	37.53	7.312	593	69.02	360	359	1
7.501% - 8.000%	2	1,782,500.00	7.42	48.55	7.550	563	78.38	360	360	0
8.001% - 8.500%	1	1,071,000.00	4.46	22.10	8.500	536	85.00	360	360	0
8.501% - 9.000%	2	1,802,792.86	7.50	39.18	8.750	531	72.48	360	358	2
Total:	**24**	**$24,024,729.20**	**100.00%**	**36.81%**	**7.037%**	**612**	**72.64%**	**360**	**359**	**1**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Balance > $800,000

22. Month of Next Interest Rate Adjustment

Month of Next Interest Rate Adjustment	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2007-01	1	$937,500.00	3.90%	49.44%	7.000%	616	75.00%	360	355	5
2007-03	4	3,828,854.20	15.94	42.61	7.445	567	70.56	360	357	3
2007-05	1	1,050,000.00	4.37	35.68	6.750	651	70.00	360	359	1
2007-06	15	15,300,875.00	63.69	32.43	6.931	624	73.49	360	360	0
2007-07	2	1,937,500.00	8.06	45.07	7.429	564	70.81	360	360	0
2008-06	1	970,000.00	4.04	55.45	6.675	643	71.59	360	360	0
Total:	**24**	**$24,024,729.20**	**100.00%**	**36.81%**	**7.037%**	**612**	**72.64%**	**360**	**359**	**1**

23. DTI

DTI	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
>15.00 <= 20.00	2	$2,243,600.00	8.39%	16.74%	5.980%	683	77.79%	360	360	0
>20.00 <= 25.00	2	2,351,000.00	8.79	22.61	7.520	593	66.60	360	360	0
>25.00 <= 30.00	3	3,128,000.00	11.69	27.30	6.957	617	68.84	360	360	0
>30.00 <= 35.00	3	3,155,967.86	11.80	33.95	6.807	600	74.43	360	359	1
>35.00 <= 40.00	2	2,060,116.13	7.70	37.53	6.995	633	72.45	360	358	2
>40.00 <= 45.00	6	5,471,975.00	20.46	42.55	7.192	621	70.41	360	359	1
>45.00 <= 50.00	7	6,524,450.00	24.39	47.91	7.206	606	72.23	360	359	1
>55.00	2	1,812,820.21	6.78	56.74	6.756	596	69.24	360	359	1
Total:	**27**	**$26,747,929.20**	**100.00%**	**37.72%**	**7.005%**	**616**	**71.51%**	**360**	**359**	**1**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Banc of America Securities 

OOMLT 2005-3
FICO < 620 and Total Combined Original LTV > 85

1. Current Mortgage Rate

Current Mortgage Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
5.001% to 5.500%	2	$674,000.00	0.42%	47.87%	5.119%	590	87.21%	360	360	0
5.501% to 6.000%	10	1,904,597.00	1.18	45.79	5.832	610	82.21	360	359	1
6.001% to 6.500%	37	6,699,147.00	4.17	45.94	6.356	600	82.35	360	360	0
6.501% to 7.000%	110	19,964,270.26	12.41	41.61	6.817	596	84.93	360	360	0
7.001% to 7.500%	157	27,203,605.35	16.92	42.56	7.288	596	84.92	360	360	0
7.501% to 8.000%	259	40,939,700.28	25.46	41.90	7.787	586	86.42	360	359	0
8.001% to 8.500%	165	24,549,685.77	15.27	41.35	8.293	576	88.12	358	358	0
8.501% to 9.000%	137	17,143,385.16	10.66	39.99	8.750	576	89.40	358	358	0
9.001% to 9.500%	63	8,232,989.70	5.12	41.33	9.269	568	90.60	360	360	0
9.501% to 10.000%	52	6,188,735.71	3.85	40.04	9.778	552	91.24	358	357	0
10.001% to 10.500%	19	2,038,756.85	1.27	36.62	10.233	529	90.88	360	359	1
10.501% to 11.000%	31	2,669,188.27	1.66	42.78	10.764	559	95.76	360	359	1
11.001% to 11.500%	30	2,117,753.27	1.32	44.02	11.303	564	97.49	355	354	1
11.501% to 12.000%	7	434,501.35	0.27	37.92	11.853	572	97.04	360	359	1
12.001% to 12.500%	1	56,934.57	0.04	34.85	12.250	617	94.94	360	357	3
Total:	**1,080**	**$160,817,250.54**	**100.00%**	**41.79%**	**7.960%**	**584**	**87.13%**	**359**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
FICO < 620 and Total Combined Original LTV > 85

2. Original Combined LTV

Original Combined LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
50.01% to 55.00%	1	$50,000.00	0.03%	44.94%	8.800%	536	51.55%	360	360	0
60.01% to 65.00%	1	97,500.00	0.06	39.74	7.600	520	65.00	360	360	0
65.01% to 70.00%	2	112,000.00	0.07	24.75	8.586	581	68.29	360	360	0
70.01% to 75.00%	5	537,563.05	0.33	25.98	8.068	596	74.84	360	360	0
75.01% to 80.00%	505	65,716,880.94	40.86	42.20	7.478	593	79.98	360	360	0
80.01% to 85.00%	6	2,004,982.20	1.25	32.05	8.309	539	84.76	360	360	0
85.01% to 90.00%	256	46,707,260.39	29.04	42.10	8.114	579	89.69	359	359	0
90.01% to 95.00%	245	40,414,465.92	25.13	41.31	8.300	575	94.62	358	358	0
95.01% to 100.00%	59	5,176,598.04	3.22	43.34	9.883	588	99.71	358	357	1
Total:	**1,080**	**$160,817,250.54**	**100.00%**	**41.79%**	**7.960%**	**584**	**87.13%**	**359**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
FICO < 620 and Total Combined Original LTV > 85

3. Statistical Cut-Off Balance

Statistical Cut-Off Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
$25,000.01 to $50,000.00	5	$250,000.00	0.16%	31.60%	9.558%	552	82.19%	360	360	0
$50,000.01 to $75,000.00	143	9,024,362.01	5.61	38.71	9.395	583	88.74	359	358	1
$75,000.01 to $100,000.00	200	17,622,508.32	10.96	38.96	8.375	585	84.45	359	359	0
$100,000.01 to $125,000.00	224	25,082,083.16	15.60	40.66	8.095	581	85.45	357	357	0
$125,000.01 to $150,000.00	136	18,459,496.58	11.48	40.43	7.903	582	85.70	360	360	0
$150,000.01 to $175,000.00	102	16,456,937.07	10.23	42.62	7.800	588	87.81	358	358	0
$175,000.01 to $200,000.00	79	14,842,425.08	9.23	42.35	7.674	586	86.34	360	360	0
$200,000.01 to $225,000.00	38	8,043,465.60	5.00	43.52	7.695	579	87.56	360	360	0
$225,000.01 to $250,000.00	31	7,333,183.91	4.56	45.67	7.731	588	87.04	360	360	0
$250,000.01 to $275,000.00	31	8,104,871.45	5.04	44.59	7.799	576	88.49	360	360	0
$275,000.01 to $300,000.00	19	5,481,132.52	3.41	44.94	7.738	591	90.16	360	360	0
$300,000.01 to $325,000.00	12	3,742,249.54	2.33	37.90	7.907	581	90.87	360	360	0
$325,000.01 to $350,000.00	13	4,356,800.00	2.71	46.45	7.999	575	91.91	360	360	0
$350,000.01 to $375,000.00	7	2,518,200.00	1.57	45.11	7.601	583	87.48	360	360	0
$375,000.01 to $400,000.00	14	5,413,416.00	3.37	46.16	7.746	576	89.29	360	360	0
$400,000.01 to $425,000.00	3	1,243,000.00	0.77	41.26	7.514	601	94.18	360	360	0
$425,000.01 to $450,000.00	5	2,203,114.19	1.37	43.32	7.475	600	89.02	360	359	1
$450,000.01 to $475,000.00	1	475,000.00	0.30	52.47	7.940	612	95.00	360	357	3
$475,000.01 to $500,000.00	5	2,453,482.17	1.53	41.88	7.042	587	91.98	360	360	0
$500,000.01 to $525,000.00	1	505,500.00	0.31	38.73	6.650	602	91.08	360	358	2
$525,000.01 to $550,000.00	3	1,633,500.00	1.02	48.81	7.534	600	90.30	360	360	0
$575,000.01 to $600,000.00	4	2,399,531.94	1.49	45.72	7.313	604	87.33	360	360	0
$625,000.01 to $650,000.00	1	626,491.00	0.39	22.03	7.200	619	80.00	360	357	3
$650,000.01 to $675,000.00	1	655,500.00	0.41	28.94	6.950	588	89.79	360	355	5
$800,000.01 to $825,000.00	1	820,000.00	0.51	49.10	7.550	520	80.00	360	360	0
$1,000,000.01 or greater	1	1,071,000.00	0.67	22.10	8.500	536	85.00	360	360	0
Total:	**1,080**	**$160,817,250.54**	**100.00%**	**41.79%**	**7.960%**	**584**	**87.13%**	**359**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
FICO < 620 and Total Combined Original LTV > 85

4. Original Term

Original Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
180	5	$517,785.00	0.32%	34.75%	8.896%	584	93.92%	180	180	0
240	2	214,150.00	0.13	39.54	8.152	587	90.91	240	240	0
360	1,073	160,085,315.54	99.54	41.81	7.957	584	87.10	360	360	0
Total:	**1,080**	**$160,817,250.54**	**100.00%**	**41.79%**	**7.960%**	**584**	**87.13%**	**359**	**359**	**0**

5. Remaining Term

Remaining Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
176 to 180	5	$517,785.00	0.32%	34.75%	8.896%	584	93.92%	180	180	0
236 to 240	2	214,150.00	0.13	39.54	8.152	587	90.91	240	240	0
351 to 355	6	1,444,111.46	0.90	39.28	7.181	589	88.71	360	355	5
356 to 360	1,067	158,641,204.08	98.65	41.84	7.964	583	87.09	360	360	0
Total:	**1,080**	**$160,817,250.54**	**100.00%**	**41.79%**	**7.960%**	**584**	**87.13%**	**359**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
FICO < 620 and Total Combined Original LTV > 85

6. FICO Score

FICO Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
601 to 620	315	$50,942,067.77	31.68%	42.10%	7.490%	610	86.15%	359	359	0
551 to 600	615	85,685,707.31	53.28	41.87	7.998	582	86.55	359	359	0
501 to 550	137	22,551,681.38	14.02	41.04	8.868	529	91.01	359	359	0
Not Available	13	1,637,794.08	1.02	38.38	8.060	0	94.55	360	360	0
Total:	**1,080**	**$160,817,250.54**	**100.00%**	**41.79%**	**7.960%**	**584**	**87.13%**	**359**	**359**	**0**

7. Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
A	66	$10,111,068.27	6.29%	41.18%	8.768%	555	89.65%	359	358	0
AA	161	27,173,056.79	16.90	41.61	8.432	565	90.58	359	359	0
AA+	833	120,848,066.54	75.15	41.86	7.762	590	86.15	359	359	0
B	16	2,254,528.36	1.40	44.01	9.111	572	86.59	360	360	0
C	2	215,410.58	0.13	39.31	8.358	582	87.34	360	359	1
CC	1	122,000.00	0.08	32.46	10.540	555	93.85	360	360	0
NG	1	93,120.00	0.06	40.59	7.350	608	80.00	360	360	0
Total:	**1,080**	**$160,817,250.54**	**100.00%**	**41.79%**	**7.960%**	**584**	**87.13%**	**359**	**359**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does *not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to* securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
FICO < 620 and Total Combined Original LTV > 85

8. Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Single Family	887	$127,727,190.68	79.42%	41.56%	7.988%	583	87.38%	359	359	0
PUD	134	22,413,881.69	13.94	41.79	7.804	584	85.97	359	359	0
2-4 Family	27	5,602,546.13	3.48	44.84	7.990	594	87.08	360	359	1
Low Rise Condo	31	4,989,660.40	3.10	44.78	7.853	592	85.71	360	360	0
High Rise Condo	1	83,971.64	0.05	18.82	11.250	577	100.00	360	359	1
Total:	**1,080**	**$160,817,250.54**	**100.00%**	**41.79%**	**7.960%**	**584**	**87.13%**	**359**	**359**	**0**

9. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	1,056	$155,679,702.51	96.81%	41.84%	7.961%	583	86.99%	359	359	0
Non-Owner Occupied	15	2,741,682.03	1.70	40.13	8.245	602	91.28	360	360	0
Second Home	9	2,395,866.00	1.49	40.52	7.545	605	91.43	360	360	0
Total:	**1,080**	**$160,817,250.54**	**100.00%**	**41.79%**	**7.960%**	**584**	**87.13%**	**359**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. *Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed* herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. *This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy* of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
FICO < 620 and Total Combined Original LTV > 85

10. Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full	1,028	$149,667,697.57	93.07%	41.85%	7.969%	582	86.99%	359	359	0
Stated Income	51	10,992,350.81	6.84	41.20	7.833	605	88.82	359	358	0
Limited Income	1	157,202.16	0.10	33.82	8.340	0	99.68	360	357	3
Total:	**1,080**	**$160,817,250.54**	**100.00%**	**41.79%**	**7.960%**	**584**	**87.13%**	**359**	**359**	**0**

11. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Purchase	657	$87,886,254.06	54.65%	41.67%	7.813%	587	84.24%	360	359	0
C/O Refi	391	67,746,214.45	42.13	41.90	8.147	579	90.65	359	359	0
R/T Refi	32	5,184,782.03	3.22	42.53	8.000	586	90.09	358	357	1
Total:	**1,080**	**$160,817,250.54**	**100.00%**	**41.79%**	**7.960%**	**584**	**87.13%**	**359**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
FICO < 620 and Total Combined Original LTV > 85

12. Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2/28 ARM	830	$119,890,697.32	74.55%	41.56%	8.007%	581	86.84%	360	360	0
2/28 ARM with 5yr IO	91	22,808,841.20	14.18	43.48	7.241	593	87.44	360	359	1
30 Year Fixed	118	12,371,853.78	7.69	41.37	8.897	590	89.30	360	359	1
3/27 ARM	26	3,823,212.95	2.38	42.22	7.681	589	87.11	360	360	0
3/27 ARM with 5yr IO	4	717,110.29	0.45	38.29	7.545	576	86.93	360	360	0
2/13 ARM	3	305,325.00	0.19	29.32	8.780	576	94.68	180	180	0
30 Year Fixed with 5yr IO	1	228,000.00	0.14	41.10	6.050	610	80.00	360	360	0
20 Year Fixed	2	214,150.00	0.13	39.54	8.152	587	90.91	240	240	0
15 Year Fixed	2	212,460.00	0.13	39.87	9.063	596	92.84	180	180	0
6 Month ARM	1	123,300.00	0.08	31.40	10.390	516	90.00	360	360	0
30 Year Fixed Rate Reduction	2	122,300.00	0.08	38.68	9.371	566	74.38	360	360	0
Total:	**1,080**	**$160,817,250.54**	**100.00%**	**41.79%**	**7.960%**	**584**	**87.13%**	**359**	**359**	**0**

13. Interest Only Loans

Interest Only Loans	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Interest Only	96	$23,753,951.49	14.77%	43.30%	7.239%	592	87.35%	360	359	1
Not Interest Only	984	137,063,299.05	85.23	41.53	8.085	582	87.09	359	359	0
Total:	**1,080**	**$160,817,250.54**	**100.00%**	**41.79%**	**7.960%**	**584**	**87.13%**	**359**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
FICO < 620 and Total Combined Original LTV > 85

14. LIEN

LIEN	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	1,034	$157,665,628.48	98.04%	41.71%	7.897%	584	86.88%	359	359	0
2	46	3,151,622.06	1.96	45.93	11.090	582	99.66	357	355	1
Total:	**1,080**	**$160,817,250.54**	**100.00%**	**41.79%**	**7.960%**	**584**	**87.13%**	**359**	**359**	**0**

15. Prepayment Penalty Term (Months)

Prepayment Penalty Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	240	$37,215,429.96	23.14%	41.88%	8.315%	578	89.13%	359	359	0
12	21	5,279,506.00	3.28	41.80	7.883	588	88.64	360	360	0
24	733	107,092,043.27	66.59	41.94	7.846	584	86.48	359	359	0
30	1	160,000.00	0.10	52.70	8.200	602	80.00	360	360	0
36	85	11,070,271.31	6.88	39.84	7.902	592	86.09	356	356	0
Total:	**1,080**	**$160,817,250.54**	**100.00%**	**41.79%**	**7.960%**	**584**	**87.13%**	**359**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
FICO < 620 and Total Combined Original LTV > 85

16. State or Territory

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Texas	169	$20,271,585.33	12.61%	40.85%	8.179%	577	83.92%	359	359	0
Florida	103	15,556,471.65	9.67	41.57	7.777	594	87.16	360	360	0
California	53	15,169,631.17	9.43	44.73	7.296	594	86.31	360	359	1
Michigan	74	9,434,738.91	5.87	42.27	7.919	585	87.43	358	358	0
Illinois	52	8,251,900.33	5.13	40.62	8.253	576	89.28	360	360	0
Georgia	50	7,048,742.56	4.38	42.38	8.134	581	88.25	356	356	0
Massachusetts	29	6,380,361.88	3.97	44.49	7.922	588	88.93	360	360	0
Virginia	35	6,169,927.04	3.84	41.45	7.974	589	89.09	360	360	0
Ohio	50	5,797,872.68	3.61	39.02	8.037	583	87.87	360	360	0
Colorado	30	5,017,837.04	3.12	42.63	7.440	590	87.77	360	359	1
Pennsylvania	37	4,763,215.67	2.96	41.38	7.906	582	88.37	357	357	0
New York	17	4,343,019.65	2.70	44.22	7.996	580	90.36	360	360	0
New Jersey	18	4,027,000.00	2.50	44.96	8.187	570	89.31	360	360	0
Connecticut	19	3,163,734.12	1.97	41.02	7.956	575	85.90	360	360	0
Arizona	20	3,004,271.22	1.87	42.84	7.987	581	87.94	360	360	0
Tennessee	28	2,839,633.35	1.77	39.13	8.276	581	87.80	360	360	0
Missouri	23	2,791,131.58	1.74	37.12	8.711	577	91.77	360	360	0
New Hampshire	15	2,699,334.47	1.68	45.16	8.157	579	86.27	360	360	0
Rhode Island	10	2,477,520.00	1.54	39.93	7.650	597	87.36	360	359	1
Wisconsin	18	2,266,200.00	1.41	41.94	8.618	581	89.96	360	360	0
North Carolina	18	2,228,635.76	1.39	43.01	8.481	577	85.94	360	360	0
Washington	14	2,145,678.38	1.33	44.27	7.479	576	83.75	360	360	0
Oklahoma	19	2,018,095.88	1.25	37.28	8.240	588	86.74	360	360	0
Minnesota	12	1,995,273.00	1.24	44.33	8.031	574	90.79	360	360	0
Louisiana	17	1,882,218.99	1.17	36.59	8.505	583	87.40	341	341	0
Indiana	17	1,800,195.54	1.12	36.64	7.965	588	82.72	360	360	0
Maryland	9	1,735,416.15	1.08	38.36	8.226	554	88.85	360	360	0
South Carolina	13	1,723,150.00	1.07	43.83	7.704	585	82.57	360	359	1

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
FICO < 620 and Total Combined Original LTV > 85

Nevada	8	1,470,329.70	0.91	42.03	7.505	591	83.75	360	360	0
Kentucky	15	1,431,628.82	0.89	36.72	7.734	592	82.56	360	360	0
Utah	10	1,261,890.65	0.78	40.65	7.510	585	83.83	360	360	0
Alabama	12	1,200,255.84	0.75	41.85	8.285	577	85.12	360	360	0
Maine	8	1,093,878.14	0.68	41.64	8.258	589	85.96	360	360	0
Wyoming	7	1,005,230.00	0.63	40.70	7.428	594	84.13	360	360	0
Idaho	8	951,161.12	0.59	42.34	7.457	595	85.66	360	360	0
Arkansas	10	932,785.00	0.58	38.61	9.548	545	90.66	360	360	0
Oregon	6	924,800.00	0.58	47.65	7.399	584	86.16	360	360	0
Kansas	4	559,880.00	0.35	29.79	8.920	559	92.89	360	360	0
District of Columbia	2	535,055.97	0.33	35.19	7.541	608	95.54	360	360	0
Iowa	6	511,956.38	0.32	40.90	8.886	565	87.07	360	359	1
Hawaii	1	439,114.19	0.27	49.95	6.850	600	90.00	360	355	5
Mississippi	4	365,741.36	0.23	46.89	9.255	553	88.32	360	359	1
Delaware	2	317,300.00	0.20	48.28	8.497	556	92.84	360	360	0
Montana	2	279,600.00	0.17	39.99	7.845	582	80.00	360	360	0
Vermont	2	269,621.04	0.17	34.39	9.011	576	87.00	360	358	2
Nebraska	2	111,429.98	0.07	21.57	9.300	607	82.06	360	358	2
South Dakota	1	102,400.00	0.06	46.59	7.490	593	80.00	360	360	0
North Dakota	1	50,400.00	0.03	33.67	9.900	511	90.00	360	360	0
Total:	**1,080**	**$160,817,250.54**	**100.00%**	**41.79%**	**7.960%**	**584**	**87.13%**	**359**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. *The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.*

OOMLT 2005-3
FICO < 620 and Total Combined Original LTV > 85

17. Gross Margin

Gross Margin	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
3.501% to 4.000%	3	$433,120.00	0.29%	47.41%	6.491%	606	80.00%	360	360	0
4.001% to 4.500%	24	5,172,608.00	3.50	44.49	6.602	600	80.75	360	360	0
4.501% to 5.000%	102	16,695,757.15	11.31	42.42	6.968	595	81.40	360	360	0
5.001% to 5.500%	241	34,804,026.44	23.57	42.38	7.391	595	82.88	360	360	0
5.501% to 6.000%	219	33,363,147.29	22.59	42.08	7.760	587	87.34	360	360	0
6.001% to 6.500%	132	21,903,507.48	14.83	40.99	8.095	580	90.92	359	359	0
6.501% to 7.000%	95	15,360,625.07	10.40	39.18	8.544	577	92.02	359	359	0
7.001% to 7.500%	57	8,829,819.55	5.98	43.06	8.898	564	91.31	360	360	0
7.501% to 8.000%	61	8,672,392.40	5.87	41.80	9.491	537	91.48	358	358	0
8.001% to 8.500%	16	1,655,049.21	1.12	38.48	10.175	531	92.29	360	360	0
8.501% to 9.000%	5	778,434.17	0.53	41.82	10.440	525	94.30	360	359	1
Total:	**955**	**$147,668,486.76**	**100.00%**	**41.84%**	**7.881%**	**583**	**86.96%**	**360**	**359**	**0**

18. Initial Periodic Rate Cap

Initial Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000%	2	$426,449.54	0.29%	33.85%	8.584%	588	82.89%	360	358	2
3.000%	953	147,242,037.22	99.71	41.86	7.879	583	86.97	360	359	0
Total:	**955**	**$147,668,486.76**	**100.00%**	**41.84%**	**7.881%**	**583**	**86.96%**	**360**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
FICO < 620 and Total Combined Original LTV > 85

19. Subsequent Periodic Rate Cap

Subsequent Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000%	955	$147,668,486.76	100.00%	41.84%	7.881%	583	86.96%	360	359	0
Total:	**955**	**$147,668,486.76**	**100.00%**	**41.84%**	**7.881%**	**583**	**86.96%**	**360**	**359**	**0**

20. Maximum Loan Rate

Maximum Loan Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
11.001% to 11.500%	2	$674,000.00	0.46%	47.87%	5.119%	590	87.21%	360	360	0
11.501% to 12.000%	10	1,904,597.00	1.29	45.79	5.832	610	82.21	360	359	1
12.001% to 12.500%	34	6,211,877.00	4.21	46.36	6.380	601	82.12	360	360	0
12.501% to 13.000%	101	18,568,240.26	12.57	41.71	6.816	596	84.75	360	359	1
13.001% to 13.500%	152	26,041,948.41	17.64	42.79	7.289	595	84.96	360	360	0
13.501% to 14.000%	249	39,640,646.28	26.84	42.10	7.790	586	86.37	360	360	0
14.001% to 14.500%	154	23,039,559.31	15.60	41.08	8.295	575	88.38	359	359	0
14.501% to 15.000%	113	14,611,645.32	9.89	39.98	8.749	574	90.06	359	358	0
15.001% to 15.500%	57	7,650,375.02	5.18	41.47	9.273	566	91.01	360	360	0
15.501% to 16.000%	42	5,202,819.67	3.52	39.99	9.781	546	91.89	357	357	0
16.001% to 16.500%	17	1,892,058.47	1.28	36.23	10.226	526	90.57	360	359	1
16.501% to 17.000%	15	1,553,311.39	1.05	39.40	10.729	537	93.38	360	359	1
17.001% to 17.500%	9	677,408.63	0.46	38.76	11.282	537	92.15	360	359	1
Total:	**955**	**$147,668,486.76**	**100.00%**	**41.84%**	**7.881%**	**583**	**86.96%**	**360**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
FICO < 620 and Total Combined Original LTV > 85

21. Minimum Loan Rate

Minimum Loan Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
5.001% - 5.500%	2	$674,000.00	0.46%	47.87%	5.119%	590	87.21%	360	360	0
5.501% - 6.000%	10	1,904,597.00	1.29	45.79	5.832	610	82.21	360	359	1
6.001% - 6.500%	34	6,211,877.00	4.21	46.36	6.380	601	82.12	360	360	0
6.501% - 7.000%	101	18,568,240.26	12.57	41.71	6.816	596	84.75	360	359	1
7.001% - 7.500%	152	26,041,948.41	17.64	42.79	7.289	595	84.96	360	360	0
7.501% - 8.000%	250	39,832,859.65	26.97	42.10	7.800	586	86.39	360	360	0
8.001% - 8.500%	154	23,039,559.31	15.60	41.08	8.295	575	88.38	359	359	0
8.501% - 9.000%	113	14,611,645.32	9.89	39.98	8.749	574	90.06	359	358	0
9.001% - 9.500%	57	7,650,375.02	5.18	41.47	9.273	566	91.01	360	360	0
9.501% - 10.000%	41	5,010,606.30	3.39	39.90	9.775	547	91.96	357	357	0
10.001% - 10.500%	17	1,892,058.47	1.28	36.23	10.226	526	90.57	360	359	1
10.501% - 11.000%	15	1,553,311.39	1.05	39.40	10.729	537	93.38	360	359	1
11.001% - 11.500%	9	677,408.63	0.46	38.76	11.282	537	92.15	360	359	1
Total:	**955**	**$147,668,486.76**	**100.00%**	**41.84%**	**7.881%**	**583**	**86.96%**	**360**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, *including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the* Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
FICO < 620 and Total Combined Original LTV > 85

22. Month of Next Interest Rate Adjustment

Month of Next Interest Rate Adjustment	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2005-12	1	$123,300.00	0.08%	31.40%	10.390%	516	90.00%	360	360	0
2007-01	6	1,444,111.46	0.98	39.28	7.181	589	88.71	360	355	5
2007-02	4	897,752.79	0.61	48.67	7.750	577	82.14	360	356	4
2007-03	28	4,502,600.37	3.05	41.62	7.802	586	86.65	360	357	3
2007-04	14	2,519,779.32	1.71	40.97	7.758	589	88.28	360	358	2
2007-05	59	7,311,566.93	4.95	42.22	8.163	586	85.53	360	359	1
2007-06	656	104,529,445.65	70.79	42.01	7.893	583	86.99	360	360	0
2007-07	157	21,799,607.00	14.76	41.03	7.845	582	87.22	359	359	0
2008-04	1	97,010.29	0.07	28.39	8.200	607	80.00	360	358	2
2008-05	2	315,693.75	0.21	44.32	7.687	591	80.00	360	359	1
2008-06	24	3,596,619.20	2.44	41.60	7.764	584	87.51	360	360	0
2008-07	3	531,000.00	0.36	42.19	6.835	599	89.70	360	360	0
Total:	**955**	**$147,668,486.76**	**100.00%**	**41.84%**	**7.881%**	**583**	**86.96%**	**360**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
FICO < 620 and Total Combined Original LTV > 85

23. DTI

DTI	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
N/A	11	$1,537,425.00	0.96%	0.00%	8.449%	588	92.35%	348	348	0
>10.00 <=15.00	7	707,125.00	0.44	13.53	8.608	580	84.13	360	360	0
>15.00 <= 20.00	21	2,289,912.11	1.42	18.05	8.272	580	87.32	360	360	0
>20.00 <= 25.00	58	7,917,384.86	4.92	22.41	8.263	581	86.55	360	360	0
>25.00 <= 30.00	86	11,414,189.41	7.10	27.88	8.089	586	87.62	357	357	0
>30.00 <= 35.00	114	15,121,968.60	9.40	32.40	7.970	583	87.67	359	359	0
>35.00 <= 40.00	169	25,812,685.45	16.05	37.66	7.958	580	87.30	359	359	0
>40.00 <= 45.00	206	29,808,459.95	18.54	42.60	7.907	586	86.83	360	360	0
>45.00 <= 50.00	207	31,639,208.80	19.67	47.84	7.818	583	86.28	359	359	0
>50.00 <= 55.00	143	24,722,326.63	15.37	52.60	7.984	586	87.64	360	360	0
>55.00	58	9,846,564.73	6.12	57.32	7.915	581	87.50	360	360	0
Total:	**1,080**	**$160,817,250.54**	**100.00%**	**41.79%**	**7.960%**	**584**	**87.13%**	**359**	**359**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. *This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy* of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
FICO < 620

1. Current Mortgage Rate

Current Mortgage Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
5.001% to 5.500%	8	$2,238,500.00	0.50%	44.57%	5.213%	585	70.05%	360	360	0
5.501% to 6.000%	37	9,933,607.05	2.23	44.51	5.870	594	70.06	360	360	0
6.001% to 6.500%	118	29,390,605.75	6.61	41.29	6.336	594	72.30	360	360	0
6.501% to 7.000%	274	57,409,197.76	12.91	41.17	6.836	589	76.54	359	358	0
7.001% to 7.500%	349	68,060,883.42	15.31	41.02	7.303	588	77.07	359	359	0
7.501% to 8.000%	522	87,137,718.60	19.60	40.66	7.789	578	79.72	359	358	0
8.001% to 8.500%	356	55,953,791.37	12.59	41.08	8.294	568	80.09	359	359	0
8.501% to 9.000%	383	55,187,418.87	12.41	39.31	8.781	558	78.75	359	359	0
9.001% to 9.500%	219	29,877,193.03	6.72	39.67	9.285	547	79.19	359	359	0
9.501% to 10.000%	189	23,065,081.43	5.19	38.55	9.761	545	78.83	356	356	0
10.001% to 10.500%	99	11,638,124.51	2.62	38.07	10.258	533	75.17	359	359	0
10.501% to 11.000%	79	7,552,220.40	1.70	39.89	10.795	545	80.36	357	357	0
11.001% to 11.500%	50	3,738,103.11	0.84	40.53	11.262	553	86.20	357	356	1
11.501% to 12.000%	31	2,549,131.59	0.57	38.33	11.783	538	75.15	358	357	1
12.001% to 12.500%	10	785,011.91	0.18	42.91	12.147	542	65.98	360	359	1
12.501% to 13.000%	1	84,875.00	0.02	35.54	12.650	514	66.57	360	360	0
Total:	**2,725**	**$444,601,463.80**	**100.00%**	**40.55%**	**8.005%**	**573**	**77.89%**	**359**	**358**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
FICO < 620

2. Original Combined LTV

Original Combined LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.01% to 15.00%	2	$137,600.00	0.03%	29.08%	7.698%	577	14.04%	360	360	0
15.01% to 20.00%	4	352,000.00	0.08	37.29	7.612	570	18.12	360	360	0
20.01% to 25.00%	8	1,093,200.00	0.25	45.10	6.872	570	23.04	344	344	0
25.01% to 30.00%	10	1,340,292.17	0.30	47.81	7.682	581	27.16	348	348	1
30.01% to 35.00%	13	1,713,994.00	0.39	36.57	8.069	553	33.17	360	360	0
35.01% to 40.00%	25	3,791,600.00	0.85	39.04	7.569	555	38.01	360	360	0
40.01% to 45.00%	27	3,239,609.68	0.73	34.96	8.048	570	42.23	356	356	0
45.01% to 50.00%	34	5,052,485.21	1.14	39.36	7.859	572	47.68	360	360	0
50.01% to 55.00%	40	6,713,340.00	1.51	39.66	7.779	568	52.95	358	358	0
55.01% to 60.00%	75	12,832,068.91	2.89	37.11	7.812	567	57.94	357	357	0
60.01% to 65.00%	144	23,047,470.58	5.18	39.43	8.014	563	63.76	360	359	0
65.01% to 70.00%	174	34,159,288.39	7.68	39.50	7.806	561	68.93	359	358	0
70.01% to 75.00%	289	58,644,987.57	13.19	41.28	8.006	565	74.26	359	358	1
75.01% to 80.00%	1,077	155,710,349.09	35.02	40.71	7.951	576	79.71	359	359	0
80.01% to 85.00%	243	44,474,853.85	10.00	39.37	7.926	578	84.54	358	358	0
85.01% to 90.00%	256	46,707,260.39	10.51	42.10	8.114	579	89.69	359	359	0
90.01% to 95.00%	245	40,414,465.92	9.09	41.31	8.300	575	94.62	358	358	0
95.01% to 100.00%	59	5,176,598.04	1.16	43.34	9.883	588	99.71	358	357	1
Total:	**2,725**	**$444,601,463.80**	**100.00%**	**40.55%**	**8.005%**	**573**	**77.89%**	**359**	**358**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

3. Statistical Cut-Off Balance

Statistical Cut-Off Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
$25,000.01 to $50,000.00	48	$2,366,301.94	0.53%	33.59%	8.910%	559	62.66%	345	345	1
$50,000.01 to $75,000.00	406	25,222,531.25	5.67	35.58	9.387	570	78.00	354	353	1
$75,000.01 to $100,000.00	434	38,285,743.78	8.61	37.64	8.664	571	76.83	358	357	0
$100,000.01 to $125,000.00	423	47,485,337.10	10.68	39.88	8.311	571	79.76	359	358	0
$125,000.01 to $150,000.00	318	43,578,989.19	9.80	38.38	8.076	568	77.88	359	359	0
$150,000.01 to $175,000.00	249	40,218,572.18	9.05	40.21	7.830	575	78.84	358	358	0
$175,000.01 to $200,000.00	211	39,633,448.30	8.91	40.49	7.827	574	78.51	359	359	0
$200,000.01 to $225,000.00	132	28,045,357.20	6.31	40.33	7.761	573	75.48	360	360	0
$225,000.01 to $250,000.00	109	25,875,334.68	5.82	43.20	7.870	572	77.06	360	360	0
$250,000.01 to $275,000.00	83	21,800,685.89	4.90	42.97	7.753	571	79.42	360	360	0
$275,000.01 to $300,000.00	60	17,322,587.33	3.90	41.91	7.729	575	79.91	357	357	0
$300,000.01 to $325,000.00	46	14,412,672.07	3.24	42.20	7.783	569	75.97	360	359	1
$325,000.01 to $350,000.00	45	15,205,463.71	3.42	44.78	7.673	569	78.93	360	360	0
$350,000.01 to $375,000.00	22	7,937,151.47	1.79	43.28	8.077	568	80.38	360	360	0
$375,000.01 to $400,000.00	30	11,589,573.10	2.61	43.44	8.073	571	83.22	360	360	0
$400,000.01 to $425,000.00	5	2,064,060.00	0.46	41.85	7.289	601	85.97	360	360	0
$425,000.01 to $450,000.00	17	7,489,514.19	1.68	41.69	7.974	573	80.61	360	360	0
$450,000.01 to $475,000.00	8	3,702,850.00	0.83	35.85	7.464	593	81.36	360	360	0
$475,000.01 to $500,000.00	13	6,401,232.17	1.44	45.41	7.178	576	79.22	360	360	0
$500,000.01 to $525,000.00	6	3,109,250.00	0.70	46.84	7.717	588	79.31	360	360	0
$525,000.01 to $550,000.00	8	4,333,609.76	0.97	44.86	7.059	595	73.81	360	359	1
$550,000.01 to $575,000.00	3	1,690,814.47	0.38	48.59	7.748	561	63.99	360	359	1
$575,000.01 to $600,000.00	10	5,983,260.08	1.35	40.91	7.744	575	81.10	360	359	1
$600,000.01 to $625,000.00	6	3,697,562.00	0.83	43.20	7.318	567	72.79	360	360	0
$625,000.01 to $650,000.00	6	3,802,347.01	0.86	41.10	6.504	594	73.84	360	359	1
$650,000.01 to $675,000.00	4	2,654,250.00	0.60	40.77	7.060	578	76.84	360	359	1
$675,000.01 to $700,000.00	2	1,368,000.00	0.31	42.44	8.606	572	80.00	360	360	0

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

$700,000.01 to $725,000.00	1	723,485.73	0.16	42.19	7.850	569	63.04	360	357	3
$725,000.01 to $750,000.00	3	2,235,000.00	0.50	47.35	6.629	575	71.07	360	360	0
$750,000.01 to $775,000.00	1	770,000.00	0.17	51.60	6.475	585	73.33	360	360	0
$775,000.01 to $800,000.00	1	800,000.00	0.18	50.05	9.150	522	73.39	360	360	0
$800,000.01 to $825,000.00	2	1,632,500.00	0.37	46.85	7.475	514	72.53	360	360	0
$825,000.01 to $850,000.00	1	842,820.21	0.19	58.22	6.850	541	66.54	360	357	3
$875,000.01 to $900,000.00	1	894,375.00	0.20	44.08	8.750	555	75.00	360	360	0
$900,000.01 to $925,000.00	2	1,815,617.86	0.41	39.96	7.846	563	57.69	360	358	2
$925,000.01 to $950,000.00	1	937,500.00	0.21	49.44	7.000	616	75.00	360	355	5
$950,000.01 to $975,000.00	1	962,500.00	0.22	48.08	7.550	600	77.00	360	360	0
$1,000,000.01 or greater	7	7,711,166.13	1.73	33.81	7.250	587	72.60	360	359	1
Total:	**2,725**	**$444,601,463.80**	**100.00%**	**40.55%**	**8.005%**	**573**	**77.89%**	**359**	**358**	**0**

4. Original Term

Original Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
120	2	$109,006.81	0.02%	36.35%	8.959%	583	62.42%	120	118	2
180	26	2,382,946.45	0.54	37.23	8.458	579	74.29	180	180	0
240	7	643,897.00	0.14	42.57	7.998	584	79.91	240	240	0
360	2,690	441,465,613.54	99.29	40.56	8.003	573	77.91	360	360	0
Total:	**2,725**	**$444,601,463.80**	**100.00%**	**40.55%**	**8.005%**	**573**	**77.89%**	**359**	**358**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to *securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed* herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

5. Remaining Term

Remaining Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
116 to 120	2	$109,006.81	0.02%	36.35%	8.959%	583	62.42%	120	118	2
176 to 180	26	2,382,946.45	0.54	37.23	8.458	579	74.29	180	180	0
236 to 240	7	643,897.00	0.14	42.57	7.998	584	79.91	240	240	0
346 to 350	2	347,259.36	0.08	40.32	8.065	539	74.11	360	349	11
351 to 355	24	5,161,614.33	1.16	43.42	7.883	570	79.13	360	355	5
356 to 360	2,664	435,956,739.85	98.06	40.53	8.004	573	77.89	360	360	0
Total:	**2,725**	**$444,601,463.80**	**100.00%**	**40.55%**	**8.005%**	**573**	**77.89%**	**359**	**358**	**0**

6. FICO Score

FICO Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
601 to 620	599	$107,330,704.72	24.14%	41.20%	7.363%	610	80.02%	358	358	0
551 to 600	1,317	211,885,954.81	47.66	40.41	7.840	579	78.03	359	359	0
501 to 550	729	116,659,121.52	26.24	40.39	8.849	528	76.05	359	358	0
451 to 500	8	754,171.37	0.17	40.21	9.784	500	59.86	360	358	2
Not Available	72	7,971,511.38	1.79	37.57	8.540	0	73.86	359	358	1
Total:	**2,725**	**$444,601,463.80**	**100.00%**	**40.55%**	**8.005%**	**573**	**77.89%**	**359**	**358**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. *This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy* of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
FICO < 620

7. Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
A	236	$39,967,640.92	8.99%	39.63%	8.421%	554	76.67%	359	359	0
AA	447	78,326,768.74	17.62	41.12	8.136	562	79.95	358	358	0
AA+	1,618	262,408,500.61	59.02	40.74	7.642	584	79.13	359	358	0
B	257	39,830,056.57	8.96	39.20	8.773	547	73.68	360	359	1
C	106	15,902,716.99	3.58	39.91	9.293	546	68.15	360	360	0
CC	58	7,963,159.97	1.79	41.65	10.186	550	63.13	360	359	1
NG	3	202,620.00	0.05	30.24	8.051	591	79.78	360	360	0
Total:	**2,725**	**$444,601,463.80**	**100.00%**	**40.55%**	**8.005%**	**573**	**77.89%**	**359**	**358**	**0**

8. Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Single Family	2,242	$353,008,201.39	79.40%	40.13%	8.015%	572	77.92%	359	358	0
PUD	270	52,476,173.64	11.80	41.56	7.765	575	79.09	360	359	0
2-4 Family	110	23,830,901.62	5.36	43.78	8.227	573	74.36	359	358	0
Low Rise Condo	69	10,799,841.25	2.43	43.67	8.087	577	79.10	360	360	0
MF Housing	31	3,307,081.40	0.74	38.14	8.503	595	79.08	354	354	0
High Rise Condo	3	1,179,264.50	0.27	37.17	9.189	513	71.34	360	358	2
Total:	**2,725**	**$444,601,463.80**	**100.00%**	**40.55%**	**8.005%**	**573**	**77.89%**	**359**	**358**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
FICO < 620

9. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	2,602	$424,080,962.10	95.38%	40.56%	7.984%	572	77.92%	359	358	0
Non-Owner Occupied	106	15,879,610.70	3.57	40.51	8.713	575	75.45	360	359	1
Second Home	17	4,640,891.00	1.04	39.22	7.580	589	83.42	360	360	0
Total:	**2,725**	**$444,601,463.80**	**100.00%**	**40.55%**	**8.005%**	**573**	**77.89%**	**359**	**358**	**0**

10. *Documentation*

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full	2,078	$313,214,075.39	70.45%	40.80%	7.939%	573	79.72%	359	358	0
Stated Income	638	129,530,181.61	29.13	39.87	8.151	572	73.42	359	359	0
Limited Income	9	1,857,206.80	0.42	44.01	9.088	555	80.74	360	359	1
Total:	**2,725**	**$444,601,463.80**	**100.00%**	**40.55%**	**8.005%**	**573**	**77.89%**	**359**	**358**	**0**

11. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
C/O Refi	1,664	$288,638,070.93	64.92%	40.33%	8.078%	568	76.49%	359	358	0
Purchase	920	130,208,736.11	29.29	41.18	7.845	581	81.14	360	359	0
R/T Refi	141	25,754,656.76	5.79	39.78	8.006	576	77.03	358	357	1
Total:	**2,725**	**$444,601,463.80**	**100.00%**	**40.55%**	**8.005%**	**573**	**77.89%**	**359**	**358**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. *This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy* of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
FICO < 620

12. Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2/28 ARM	2,069	$325,815,360.13	73.28%	40.42%	8.203%	566	78.31%	360	360	0
2/28 ARM with 5yr IO	212	59,449,647.20	13.37	41.49	7.022	596	79.47	360	360	0
30 Year Fixed	299	38,044,178.43	8.56	39.82	8.052	586	74.25	360	360	0
3/27 ARM	73	10,008,134.91	2.25	39.85	7.897	577	74.93	360	360	0
3/27 ARM with 5yr IO	15	4,168,790.29	0.94	42.06	6.842	584	71.97	360	360	0
30 Year Fixed with 5yr IO	6	1,708,750.00	0.38	43.04	6.284	603	71.79	360	360	0
15 Year Fixed	13	1,403,574.70	0.32	38.99	8.396	582	73.04	180	180	0
6 Month ARM	8	1,380,111.18	0.31	45.71	7.678	554	78.42	360	358	2
2/13 ARM	13	979,371.75	0.22	34.41	8.547	576	76.06	180	180	0
20 Year Fixed	7	643,897.00	0.14	42.57	7.998	584	79.91	240	240	0
30 Year Fixed Rate Reduction	7	569,141.40	0.13	46.85	10.314	560	72.51	360	359	1
15/15 ARM with 5yr IO	1	321,500.00	0.07	59.60	5.725	601	26.79	360	358	2
10 Year Fixed	2	109,006.81	0.02	36.35	8.959	583	62.42	120	118	2
Total:	**2,725**	**$444,601,463.80**	**100.00%**	**40.55%**	**8.005%**	573	**77.89%**	359	358	**0**

13. Interest Only Loans

Interest Only Loans	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Interest Only	234	$65,648,687.49	14.77%	41.66%	6.985%	595	78.53%	360	360	0
Not Interest Only	2,491	378,952,776.31	85.23	40.35	8.182	569	77.77	359	358	0
Total:	**2,725**	**$444,601,463.80**	**100.00%**	**40.55%**	**8.005%**	573	**77.89%**	359	358	**0**

14. LIEN

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
FICO < 620

LIEN	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	2,666	$440,295,196.95	99.03%	40.51%	7.976%	573	77.75%	359	359	0
2	59	4,306,266.85	0.97	44.68	11.025	579	91.81	356	355	1
Total:	**2,725**	**$444,601,463.80**	**100.00%**	**40.55%**	**8.005%**	**573**	**77.89%**	**359**	**358**	**0**

15. Prepayment Penalty Term (Months)

Prepayment Penalty Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	825	$140,857,766.76	31.68%	40.20%	8.244%	567	76.69%	359	358	0
12	85	22,359,479.65	5.03	41.67	7.692	581	74.39	360	359	0
24	1,548	243,747,755.40	54.82	40.66	7.929	573	79.44	360	359	0
30	1	160,000.00	0.04	52.70	8.200	602	80.00	360	360	0
36	266	37,476,461.99	8.43	40.42	7.789	583	74.36	353	353	0
Total:	**2,725**	**$444,601,463.80**	**100.00%**	**40.55%**	**8.005%**	**573**	**77.89%**	**359**	**358**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
FICO < 620

16. State or Territory

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	221	$60,094,479.88	13.52%	42.78%	7.414%	579	74.67%	360	359	1
Florida	307	48,951,506.19	11.01	39.92	7.894	575	78.21	359	358	0
Texas	320	37,510,481.84	8.44	39.24	8.288	570	79.70	357	357	0
Massachusetts	133	31,401,902.04	7.06	42.60	7.756	572	74.11	360	360	0
New Jersey	102	26,749,550.29	6.02	40.70	8.063	566	73.22	359	358	0
New York	95	23,520,777.96	5.29	41.38	8.030	570	74.00	359	359	0
Virginia	125	21,547,055.47	4.85	39.11	8.246	569	76.90	359	359	0
Illinois	126	19,863,008.76	4.47	39.94	8.183	570	82.17	360	359	1
Michigan	154	17,797,622.90	4.00	40.58	8.166	576	82.13	359	359	0
Maryland	53	11,430,688.04	2.57	38.19	8.202	557	74.94	360	360	0
Georgia	88	11,328,154.37	2.55	41.68	8.312	574	82.22	351	351	0
Pennsylvania	93	10,887,759.76	2.45	39.62	8.142	571	80.77	354	354	0
Ohio	92	9,743,564.82	2.19	37.45	8.346	574	83.66	358	358	0
Connecticut	57	9,625,172.41	2.16	42.43	7.888	561	72.60	360	360	0
Arizona	51	8,038,967.66	1.81	41.29	7.758	572	80.59	360	360	0
Colorado	46	7,832,944.04	1.76	41.23	7.886	580	83.49	360	360	0
Washington	36	7,166,415.39	1.61	42.41	7.790	570	76.19	360	360	0
Rhode Island	35	6,692,843.85	1.51	39.30	7.670	583	75.19	360	359	1
Wisconsin	42	6,051,774.96	1.36	39.49	8.132	578	82.69	360	360	0
North Carolina	50	5,555,540.03	1.25	41.54	8.687	567	80.39	360	359	1
Missouri	45	5,339,408.45	1.20	36.45	8.843	569	85.86	360	360	0
New Hampshire	28	4,944,489.16	1.11	44.28	7.925	571	80.07	360	360	0
Minnesota	31	4,839,498.55	1.09	40.33	8.264	569	82.14	360	360	0
Maine	34	4,676,781.32	1.05	38.86	8.388	582	77.36	360	360	0
Tennessee	39	3,883,986.58	0.87	39.13	8.518	575	85.71	357	357	0
Nevada	20	3,527,060.01	0.79	42.97	7.621	575	74.92	360	359	1
Louisiana	31	3,516,572.90	0.79	36.76	8.612	577	81.16	350	350	0
South Carolina	21	3,468,651.25	0.78	43.09	7.525	579	79.46	360	359	1

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
FICO < 620

Indiana	38	3,300,780.23	0.74	36.69	8.632	573	78.73	360	360	0
Oregon	17	2,650,277.14	0.60	44.63	7.553	580	75.19	360	360	0
Oklahoma	24	2,585,629.45	0.58	38.30	8.171	582	85.50	360	360	0
Kentucky	25	2,348,516.72	0.53	34.43	8.049	587	80.41	360	360	0
Alabama	25	2,170,896.82	0.49	38.00	8.788	567	82.46	356	355	0
Vermont	14	1,967,087.45	0.44	36.21	9.204	551	77.82	360	360	0
Arkansas	19	1,782,496.32	0.40	38.03	9.299	548	83.80	360	360	0
District of Columbia	6	1,696,555.97	0.38	29.23	7.186	598	64.73	360	360	0
Utah	12	1,500,740.65	0.34	40.61	7.655	582	84.02	360	360	0
Wyoming	10	1,453,180.00	0.33	40.93	7.501	592	84.40	360	360	0
Iowa	12	1,242,933.15	0.28	40.56	9.226	560	82.33	360	359	1
Idaho	11	1,179,761.12	0.27	40.77	7.625	592	84.87	360	360	0
Montana	4	1,032,600.00	0.23	35.31	8.401	544	79.77	360	360	0
Kansas	10	974,630.00	0.22	31.70	9.142	557	86.90	360	360	0
Hawaii	4	949,114.19	0.21	48.70	7.333	586	74.57	360	358	2
Mississippi	7	652,741.36	0.15	40.10	9.180	548	82.23	360	359	1
Delaware	4	618,050.00	0.14	43.37	9.326	554	82.27	360	360	0
Nebraska	4	223,929.98	0.05	30.17	9.739	581	78.51	360	359	1
South Dakota	2	182,400.00	0.04	46.19	7.889	566	80.00	360	360	0
North Dakota	2	102,484.37	0.02	33.13	9.493	550	79.84	269	267	2
Total:	**2,725**	**$444,601,463.80**	**100.00%**	**40.55%**	**8.005%**	**573**	**77.89%**	**359**	**358**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is *not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does* not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
FICO < 620

17. Gross Margin

Gross Margin	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
3.001% to 3.500%	1	$286,000.00	0.07%	34.08%	6.125%	593	60.72%	360	360	0
3.501% to 4.000%	10	1,788,295.67	0.44	42.47	5.819	600	65.34	360	360	0
4.001% to 4.500%	47	10,482,945.91	2.61	43.33	6.345	596	72.78	360	360	0
4.501% to 5.000%	197	41,201,513.54	10.25	42.36	6.795	591	74.35	360	359	0
5.001% to 5.500%	441	78,502,326.05	19.52	41.06	7.230	590	77.67	360	360	0
5.501% to 6.000%	437	73,314,222.45	18.23	40.52	7.661	583	80.39	360	359	0
6.001% to 6.500%	382	64,379,254.09	16.01	40.66	8.099	566	79.67	360	359	0
6.501% to 7.000%	328	53,081,873.51	13.20	39.08	8.619	558	79.27	359	359	0
7.001% to 7.500%	233	33,958,701.10	8.44	39.56	9.022	550	78.43	359	359	0
7.501% to 8.000%	232	34,238,681.49	8.51	39.95	9.709	535	77.70	359	359	0
8.001% to 8.500%	60	7,575,707.28	1.88	40.89	10.190	526	79.59	360	360	0
8.501% to 9.000%	17	2,354,357.64	0.59	39.72	10.724	524	80.93	360	360	0
9.001% to 9.500%	5	844,376.17	0.21	41.59	10.732	543	75.59	360	359	1
10.001% to 10.500%	1	114,660.56	0.03	26.07	11.240	534	80.00	360	350	10
Total:	**2,391**	**$402,122,915.46**	**100.00%**	**40.60%**	**8.004%**	**571**	**78.28%**	**360**	**359**	**0**

18. Initial Periodic Rate Cap

Initial Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000%	10	$1,559,239.01	0.39%	39.39%	8.783%	555	79.07%	360	359	1
2.000%	1	331,868.44	0.08	40.70	8.990	529	70.00	360	357	3
3.000%	2,380	400,231,808.01	99.53	40.61	8.000	571	78.28	360	359	0
Total:	**2,391**	**$402,122,915.46**	**100.00%**	**40.60%**	**8.004%**	**571**	**78.28%**	**360**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

19. Subsequent Periodic Rate Cap

Subsequent Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000%	2,388	$401,552,711.87	99.86%	40.61%	8.001%	571	78.28%	360	359	0
1.500%	2	324,373.16	0.08	36.01	10.724	515	71.14	360	357	3
2.000%	1	245,830.43	0.06	28.14	7.990	619	85.00	360	356	4
Total:	**2,391**	**$402,122,915.46**	**100.00%**	**40.60%**	**8.004%**	**571**	**78.28%**	**360**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

20. Maximum Loan Rate

Maximum Loan Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
11.001% to 11.500%	8	$2,238,500.00	0.56%	44.57%	5.213%	585	70.05%	360	360	0
11.501% to 12.000%	34	8,914,857.05	2.22	44.54	5.863	592	69.23	360	359	1
12.001% to 12.500%	96	24,900,475.75	6.19	41.65	6.341	594	73.67	360	360	0
12.501% to 13.000%	230	49,082,398.76	12.21	41.45	6.832	588	77.52	360	360	0
13.001% to 13.500%	319	62,723,382.01	15.60	41.18	7.306	588	77.83	359	359	0
13.501% to 14.000%	473	80,673,640.70	20.06	40.78	7.788	577	80.47	360	360	0
14.001% to 14.500%	325	52,168,916.13	12.97	41.12	8.296	567	80.40	359	359	0
14.501% to 15.000%	337	50,259,655.87	12.50	39.35	8.781	556	78.61	359	359	0
15.001% to 15.500%	199	28,161,311.71	7.00	39.73	9.284	545	79.42	360	359	0
15.501% to 16.000%	171	21,727,548.27	5.40	38.59	9.747	542	78.50	358	358	0
16.001% to 16.500%	88	10,723,362.75	2.67	37.40	10.258	532	75.16	360	360	0
16.501% to 17.000%	58	5,998,844.29	1.49	38.73	10.786	533	77.02	358	358	0
17.001% to 17.500%	27	2,147,358.47	0.53	36.94	11.229	536	79.05	360	359	1
17.501% to 18.000%	18	1,587,497.38	0.39	37.44	11.781	527	71.61	360	360	0
18.001% to 18.500%	6	555,457.02	0.14	41.45	12.127	535	63.73	360	360	0
18.501% to 19.000%	2	259,709.30	0.06	36.83	11.943	509	67.42	360	359	1
Total:	**2,391**	**$402,122,915.46**	**100.00%**	**40.60%**	**8.004%**	**571**	**78.28%**	**360**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such *assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees,* including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
FICO < 620

21. Minimum Loan Rate

Minimum Loan Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.501% - 5.000%	1	$634,856.01	0.16%	52.64%	5.990%	582	75.00%	360	356	4
5.001% - 5.500%	9	2,462,848.72	0.61	43.87	5.302	587	69.93	360	360	0
5.501% - 6.000%	34	8,603,302.20	2.14	44.28	5.922	592	69.00	360	360	0
6.001% - 6.500%	96	24,825,889.45	6.17	41.66	6.360	593	73.73	360	360	0
6.501% - 7.000%	230	49,082,398.76	12.21	41.45	6.832	588	77.52	360	360	0
7.001% - 7.500%	319	62,723,382.01	15.60	41.18	7.306	588	77.83	359	359	0
7.501% - 8.000%	473	80,542,552.91	20.03	40.73	7.793	577	80.51	360	360	0
8.001% - 8.500%	325	52,168,916.13	12.97	41.12	8.296	567	80.40	359	359	0
8.501% - 9.000%	338	50,591,524.31	12.58	39.36	8.783	556	78.56	359	359	0
9.001% - 9.500%	198	28,011,549.29	6.97	39.75	9.284	545	79.44	360	359	0
9.501% - 10.000%	169	21,203,466.46	5.27	38.52	9.757	543	78.53	358	358	0
10.001% - 10.500%	88	10,723,362.75	2.67	37.40	10.258	532	75.16	360	360	0
10.501% - 11.000%	58	5,998,844.29	1.49	38.73	10.786	533	77.02	358	358	0
11.001% - 11.500%	27	2,147,358.47	0.53	36.94	11.229	536	79.05	360	359	1
11.501% - 12.000%	19	1,762,331.68	0.44	37.44	11.763	525	71.23	360	360	0
12.001% - 12.500%	6	555,457.02	0.14	41.45	12.127	535	63.73	360	360	0
12.501% - 13.000%	1	84,875.00	0.02	35.54	12.650	514	66.57	360	360	0
Total:	**2,391**	**$402,122,915.46**	**100.00%**	**40.60%**	**8.004%**	**571**	**78.28%**	**360**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. *The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein.* The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the *Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to* securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
FICO < 620

22. Month of Next Interest Rate Adjustment

Month of Next Interest Rate Adjustment	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2005-08	1	$634,856.01	0.16%	52.64%	5.990%	582	75.00%	360	356	4
2005-09	1	75,905.17	0.02	52.30	11.150	0	80.00	360	357	3
2005-12	6	669,350.00	0.17	38.40	8.886	527	81.49	360	360	0
2006-07	1	232,598.80	0.06	47.35	6.500	542	71.21	360	349	11
2006-08	1	114,660.56	0.03	26.07	11.240	534	80.00	360	350	10
2006-11	3	384,928.51	0.10	49.75	8.754	587	72.95	360	353	7
2006-12	4	603,753.69	0.15	35.44	7.997	567	78.76	360	354	6
2007-01	16	3,970,411.90	0.99	43.70	7.662	569	79.75	360	355	5
2007-02	15	3,589,370.28	0.89	43.99	7.840	562	73.56	360	356	4
2007-03	95	17,739,334.69	4.41	41.96	8.031	565	77.30	359	356	3
2007-04	45	7,547,120.72	1.88	40.85	8.166	572	82.24	360	358	2
2007-05	104	13,743,940.28	3.42	40.41	8.412	578	80.23	360	359	1
2007-06	1,591	269,781,949.15	67.09	40.42	8.011	571	78.69	360	360	0
2007-07	419	68,536,310.50	17.04	40.46	7.995	570	77.42	359	359	0
2008-02	1	245,830.43	0.06	28.14	7.990	619	85.00	360	356	4
2008-03	1	50,652.01	0.01	31.28	11.625	544	65.00	360	357	3
2008-04	4	339,587.10	0.08	29.84	8.760	604	72.32	360	358	2
2008-05	5	860,100.46	0.21	44.74	7.794	582	74.78	360	359	1
2008-06	66	10,418,905.20	2.59	40.09	7.609	576	73.27	360	360	0
2008-07	11	2,261,850.00	0.56	43.94	7.098	583	76.74	360	360	0
2020-04	1	321,500.00	0.08	59.60	5.725	601	26.79	360	358	2
Total:	**2,391**	**$402,122,915.46**	**100.00%**	**40.60%**	**8.004%**	**571**	**78.28%**	**360**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
FICO < 620

23. DTI

DTI	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
N/A	47	$9,008,573.83	2.03%	0.00%	8.160%	564	75.31%	358	358	0
>0.00 <= 5.00	1	184,000.00	0.04	3.48	7.200	561	80.00	360	360	0
>5.00 <= 10.00	4	879,900.00	0.20	7.46	6.768	568	71.89	360	360	0
>10.00 <=15.00	29	3,114,407.82	0.70	12.69	8.184	569	74.78	360	360	0
>15.00 <= 20.00	90	9,874,064.49	2.22	18.14	8.235	573	75.07	359	359	0
>20.00 <= 25.00	173	21,585,551.57	4.86	22.59	8.324	571	76.22	358	358	0
>25.00 <= 30.00	249	35,536,798.01	7.99	27.68	8.096	576	76.60	358	357	0
>30.00 <= 35.00	344	50,330,342.01	11.32	32.59	8.073	567	76.45	359	359	0
>35.00 <= 40.00	449	74,783,617.04	16.82	37.67	7.990	573	78.71	359	359	0
>40.00 <= 45.00	438	74,122,853.79	16.67	42.59	8.061	571	78.48	359	358	0
>45.00 <= 50.00	485	85,999,203.99	19.34	47.66	7.935	575	78.93	359	359	0
>50.00 <= 55.00	311	60,555,834.26	13.62	52.51	7.847	574	78.12	360	359	0
>55.00	105	18,626,316.99	4.19	57.62	7.802	573	78.43	358	358	0
Total:	**2,725**	**$444,601,463.80**	**100.00%**	**40.55%**	**8.005%**	**573**	**77.89%**	**359**	**358**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
FIXED RATE LOANS

1. Current Mortgage Rate

Current Mortgage Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
5.001% to 5.500%	1	$87,806.92	0.06%	29.12%	5.500%	758	60.69%	360	358	2
5.501% to 6.000%	46	11,252,540.51	8.16	39.05	5.937	681	71.70	357	357	0
6.001% to 6.500%	136	32,024,741.67	23.23	39.18	6.259	665	71.24	356	355	0
6.501% to 7.000%	169	30,378,325.25	22.03	40.21	6.825	657	73.90	351	351	0
7.001% to 7.500%	101	15,741,952.63	11.42	38.70	7.290	639	74.36	347	347	0
7.501% to 8.000%	122	16,779,721.16	12.17	40.35	7.785	637	76.53	349	349	0
8.001% to 8.500%	84	9,974,153.92	7.23	40.15	8.260	634	80.74	352	352	0
8.501% to 9.000%	87	8,617,641.39	6.25	40.15	8.776	617	82.87	349	349	0
9.001% to 9.500%	40	3,188,771.51	2.31	40.41	9.337	623	83.27	352	351	1
9.501% to 10.000%	35	2,753,238.72	2.00	40.50	9.755	614	86.94	332	331	1
10.001% to 10.500%	24	1,899,701.12	1.38	47.26	10.290	601	86.62	347	346	2
10.501% to 11.000%	35	2,464,127.78	1.79	42.81	10.793	611	94.93	356	354	2
11.001% to 11.500%	23	1,590,744.64	1.15	45.55	11.307	575	95.87	353	352	1
11.501% to 12.000%	13	885,288.72	0.64	41.62	11.845	575	85.70	340	338	1
12.001% to 12.500%	4	229,554.89	0.17	46.43	12.196	559	71.42	360	358	2
Total:	**920**	**$137,868,310.83**	**100.00%**	**39.94%**	**7.344%**	**647**	**75.88%**	**351**	**351**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. *Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed* herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
FIXED RATE LOANS

2. Original Combined LTV

Original Combined LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
15.01% to 20.00%	1	$90,000.00	0.07%	26.90%	6.700%	683	16.51%	240	240	0
20.01% to 25.00%	9	786,800.00	0.57	37.15	6.988	640	22.81	337	337	0
25.01% to 30.00%	7	612,786.95	0.44	33.90	7.325	612	27.19	334	334	0
30.01% to 35.00%	10	1,471,122.52	1.07	29.70	6.862	682	33.24	337	337	0
35.01% to 40.00%	16	2,424,500.00	1.76	43.91	6.911	616	37.63	350	350	0
40.01% to 45.00%	12	1,730,000.00	1.25	39.86	7.243	611	42.27	349	349	0
45.01% to 50.00%	17	2,622,968.19	1.90	38.07	7.270	630	47.26	356	356	0
50.01% to 55.00%	20	3,028,773.04	2.20	37.12	6.980	632	52.49	344	344	0
55.01% to 60.00%	25	3,876,682.19	2.81	37.05	6.627	624	57.60	328	328	0
60.01% to 65.00%	68	11,364,018.83	8.24	39.44	6.748	652	63.06	349	349	0
65.01% to 70.00%	79	13,018,956.60	9.44	38.42	6.899	646	68.64	349	349	0
70.01% to 75.00%	84	13,258,806.32	9.62	39.86	7.259	641	74.10	355	354	0
75.01% to 80.00%	272	43,566,974.61	31.60	40.13	7.220	650	79.50	353	353	0
80.01% to 85.00%	53	9,898,748.04	7.18	40.31	7.042	653	84.30	352	352	0
85.01% to 90.00%	90	15,170,091.52	11.00	41.16	7.537	669	89.56	354	354	0
90.01% to 95.00%	53	6,972,220.16	5.06	38.12	7.896	652	94.61	355	355	0
95.01% to 100.00%	104	7,974,861.86	5.78	45.93	10.060	629	99.82	356	354	1
Total:	**920**	**$137,868,310.83**	**100.00%**	**39.94%**	**7.344%**	**647**	**75.88%**	**351**	**351**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
FIXED RATE LOANS

3. Statistical Cut-Off Balance

Statistical Cut-Off Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
25,000.01 to 50,000.00	25	$1,225,197.43	0.89%	35.95%	9.050%	605	65.11%	312	312	1
50,000.01 to 75,000.00	205	12,677,768.58	9.20	38.53	9.227	624	82.79	337	336	1
75,000.01 to 100,000.00	135	11,876,705.66	8.61	40.29	8.339	632	75.58	348	348	0
100,000.01 to 125,000.00	118	13,191,340.90	9.57	39.49	7.668	646	77.99	350	350	0
125,000.01 to 150,000.00	109	14,977,903.45	10.86	39.09	7.228	645	73.32	349	348	0
150,000.01 to 175,000.00	74	11,947,014.56	8.67	39.34	7.214	633	76.19	349	349	0
175,000.01 to 200,000.00	71	13,353,750.30	9.69	39.35	6.979	651	74.71	355	355	0
200,000.01 to 225,000.00	40	8,472,259.70	6.15	38.26	7.206	644	72.64	360	360	0
225,000.01 to 250,000.00	36	8,662,849.55	6.28	40.82	6.819	652	73.96	350	350	0
250,000.01 to 275,000.00	20	5,291,760.08	3.84	41.54	6.997	651	75.14	360	360	0
275,000.01 to 300,000.00	23	6,634,134.00	4.81	40.94	6.661	659	74.41	352	352	0
300,000.01 to 325,000.00	9	2,840,400.00	2.06	45.12	7.141	674	74.70	360	360	0
325,000.01 to 350,000.00	7	2,387,994.84	1.73	42.26	6.730	624	68.88	360	359	1
350,000.01 to 375,000.00	7	2,514,280.00	1.82	51.32	7.116	659	79.47	360	360	0
375,000.01 to 400,000.00	6	2,354,600.00	1.71	41.61	6.798	663	82.98	340	340	0
400,000.01 to 425,000.00	3	1,252,500.00	0.91	32.36	6.265	658	78.35	360	360	0
425,000.01 to 450,000.00	6	2,600,750.00	1.89	38.90	6.565	691	78.54	360	360	0
450,000.01 to 475,000.00	4	1,848,150.00	1.34	37.74	6.275	629	81.23	360	360	0
475,000.01 to 500,000.00	5	2,457,000.00	1.78	45.72	6.426	695	73.21	360	360	0
500,000.01 to 525,000.00	2	1,026,000.00	0.74	28.97	6.682	684	85.09	360	360	0
525,000.01 to 550,000.00	2	1,090,000.00	0.79	45.64	6.302	738	81.75	360	360	0
550,000.01 to 575,000.00	2	1,141,600.00	0.83	48.48	6.669	630	59.03	360	360	0
575,000.01 to 600,000.00	2	1,192,401.78	0.86	37.66	6.753	684	89.71	360	359	1
600,000.01 to 625,000.00	1	607,000.00	0.44	0.00	5.990	712	84.90	360	360	0
625,000.01 to 650,000.00	1	650,000.00	0.47	49.61	6.200	646	77.84	360	360	0

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is *not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does* not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to *securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such* assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
FIXED RATE LOANS

3. Statistical Cut-Off Balance (continue)

Statistical Cut-Off Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
650,000.01 to 675,000.00	1	658,750.00	0.48	47.70	5.990	611	85.00	360	360	0
700,000.01 to 725,000.00	1	707,000.00	0.51	40.05	6.150	745	78.56	360	360	0
725,000.01 to 750,000.00	1	741,000.00	0.54	19.60	6.125	662	78.00	360	360	0
750,000.01 to 775,000.00	1	765,000.00	0.55	16.69	5.900	697	75.00	360	360	0
800,000.01 or greater	3	2,723,200.00	1.98	45.73	6.720	656	61.53	360	360	0
Total:	**920**	**$137,868,310.83**	**100.00%**	**39.94%**	**7.344%**	**647**	**75.88%**	**351**	**351**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. *This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy* of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

4. Original Term

Original Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
120	3	$161,006.81	0.12%	39.96%	9.198%	596	66.25%	120	119	1
180	47	4,738,727.24	3.44	34.84	7.583	642	67.14	180	180	0
240	23	2,464,535.81	1.79	43.48	7.649	629	76.60	240	240	0
360	847	130,504,040.97	94.66	40.06	7.327	648	76.19	360	360	0
Total:	**920**	**$137,868,310.83**	**100.00%**	**39.94%**	**7.344%**	**647**	**75.88%**	**351**	**351**	**0**

5. Remaining Term

Remaining Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
116 to 120	3	$161,006.81	0.12%	39.96%	9.198%	596	66.25%	120	119	1
176 to 180	47	4,738,727.24	3.44	34.84	7.583	642	67.14	180	180	0
231 to 235	1	98,488.81	0.07	51.91	11.990	643	100.00	240	235	5
236 to 240	22	2,366,047.00	1.72	43.13	7.468	629	75.63	240	240	0
351 to 355	2	307,134.29	0.22	45.75	10.472	589	83.38	360	355	5
356 to 360	845	130,196,906.68	94.44	40.05	7.320	648	76.17	360	360	0
Total:	**920**	**$137,868,310.83**	**100.00%**	**39.94%**	**7.344%**	**647**	**75.88%**	**351**	**351**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
FIXED RATE LOANS

6. FICO Score

FICO Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
801 to 850	4	$895,000.00	0.65%	25.75%	6.406%	807	63.15%	360	360	0
751 to 800	22	5,072,461.48	3.68	40.86	6.628	768	79.57	360	360	0
701 to 750	84	15,071,476.99	10.93	41.15	6.864	721	78.39	351	351	0
651 to 700	246	41,693,540.42	30.24	38.91	6.998	673	76.31	353	353	0
601 to 650	334	48,211,923.43	34.97	40.38	7.354	627	75.89	348	348	0
551 to 600	174	20,851,297.11	15.12	40.25	8.215	580	73.15	355	354	0
501 to 550	42	4,749,894.94	3.45	39.02	8.595	536	74.52	343	343	0
Not Available	14	1,322,716.46	0.96	42.89	8.512	0	75.00	352	351	1
Total:	**920**	**$137,868,310.83**	**100.00%**	**39.94%**	**7.344%**	**647**	**75.88%**	**351**	**351**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
FIXED RATE LOANS

7. Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
A	23	$3,057,498.80	2.22%	40.47%	7.839%	613	68.97%	355	355	0
AA	79	11,226,985.79	8.14	39.26	7.681	609	73.75	345	345	0
AA+	788	120,515,193.55	87.41	40.02	7.264	653	76.50	352	352	0
B	22	2,383,632.37	1.73	38.21	8.462	594	63.97	354	353	1
C	4	450,900.00	0.33	35.99	8.982	605	72.29	360	360	0
CC	3	172,620.32	0.13	50.25	12.178	540	63.67	360	358	2
NG	1	61,480.00	0.04	54.55	8.500	688	100.00	360	360	0
Total:	**920**	**$137,868,310.83**	**100.00%**	**39.94%**	**7.344%**	**647**	**75.88%**	**351**	**351**	**0**

8. Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Single Family	710	$101,967,586.57	73.96%	39.73%	7.311%	644	75.39%	351	351	0
2-4 Family	93	17,440,440.61	12.65	41.11	7.348	676	75.87	355	355	0
PUD	87	15,398,320.41	11.17	40.10	7.365	637	77.40	350	350	0
Low Rise Condo	14	1,907,265.41	1.38	41.57	7.772	669	86.47	360	359	1
MF Housing	14	1,012,726.19	0.73	37.90	8.997	621	77.88	341	340	1
High Rise Condo	2	141,971.64	0.10	30.63	10.944	599	100.00	360	359	1
Total:	**920**	**$137,868,310.83**	**100.00%**	**39.94%**	**7.344%**	**647**	**75.88%**	**351**	**351**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
FIXED RATE LOANS

9. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	840	$126,840,190.43	92.00%	39.98%	7.316%	645	75.60%	351	351	0
Non-Owner Occupied	66	8,157,050.71	5.92	40.02	7.847	687	79.84	356	356	0
Second Home	14	2,871,069.69	2.08	37.71	7.152	646	76.71	350	349	1
Total:	**920**	**$137,868,310.83**	**100.00%**	**39.94%**	**7.344%**	**647**	**75.88%**	**351**	**351**	**0**

10. Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full	608	$83,810,353.84	60.79%	39.93%	7.404%	632	76.94%	351	350	0
Stated Income	300	52,071,843.63	37.77	39.96	7.248	668	74.26	352	352	0
No Documentation	11	1,702,798.36	1.24	0.00	7.196	753	73.35	360	360	0
Limited Income	1	283,315.00	0.21	38.67	8.290	685	73.78	360	360	0
Total:	**920**	**$137,868,310.83**	**100.00%**	**39.94%**	**7.344%**	**647**	**75.88%**	**351**	**351**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
FIXED RATE LOANS

11. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
C/O Refi	584	$94,219,139.61	68.34%	39.87%	7.071%	652	73.38%	349	349	0
Purchase	272	34,502,900.43	25.03	39.99	8.126	636	83.67	358	357	0
R/T Refi	64	9,146,270.79	6.63	40.50	7.200	645	72.17	351	350	0
Total:	**920**	**$137,868,310.83**	**100.00%**	**39.94%**	**7.344%**	**647**	**75.88%**	**351**	**351**	**0**

12. Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
30 Year Fixed	813	$123,140,973.76	89.32%	40.08%	7.342%	649	76.12%	360	360	0
30 Year Fixed with 5yr IO	24	6,497,290.00	4.71	39.35	6.793	640	78.37	360	360	0
15 Year Fixed	47	4,738,727.24	3.44	34.84	7.583	642	67.14	180	180	0
20 Year Fixed	23	2,464,535.81	1.79	43.48	7.649	629	76.60	240	240	0
30 Year Fixed Rate Reduction	10	865,777.21	0.63	42.71	9.195	618	69.64	360	359	1
10 Year Fixed	3	161,006.81	0.12	39.96	9.198	596	66.25	120	119	1
Total:	**920**	**$137,868,310.83**	**100.00%**	**39.94%**	**7.344%**	**647**	**75.88%**	**351**	**351**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any *securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy* of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
FIXED RATE LOANS

13. Interest Only Loans

Interest Only Loans	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Interest Only	24	$6,497,290.00	4.71%	39.35%	6.793%	640	78.37%	360	360	0
Not Interest Only	896	131,371,020.83	95.29	39.97	7.371	648	75.75	351	351	0
Total:	**920**	**$137,868,310.83**	**100.00%**	**39.94%**	**7.344%**	**647**	**75.88%**	**351**	**351**	**0**

14. LIEN

LIEN	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	800	$128,941,245.06	93.52%	39.59%	7.135%	649	74.61%	351	351	0
2	120	8,927,065.77	6.48	44.84	10.363	622	94.16	355	354	1
Total:	**920**	**$137,868,310.83**	**100.00%**	**39.94%**	**7.344%**	**647**	**75.88%**	**351**	**351**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
FIXED RATE LOANS

15. Prepayment Penalty Term (Months)

Prepayment Penalty Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	253	$34,077,930.59	24.72%	40.02%	7.531%	650	77.96%	352	351	0
12	71	15,605,923.51	11.32	40.20	6.870	674	72.95	355	355	0
24	70	6,660,938.55	4.83	42.35	8.966	638	87.17	354	353	1
30	3	537,000.00	0.39	47.12	8.042	647	83.52	360	360	0
36	523	80,986,518.18	58.74	39.62	7.218	642	74.58	350	350	0
Total:	**920**	**$137,868,310.83**	**100.00%**	**39.94%**	**7.344%**	**647**	**75.88%**	**351**	**351**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
FIXED RATE LOANS

16. State or Territory

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	118	$22,646,684.34	16.43%	41.72%	7.079%	645	69.83%	352	352	0
Florida	120	18,119,401.39	13.14	40.91	7.382	634	75.74	356	356	0
New York	71	15,239,947.34	11.05	40.86	7.064	673	73.88	355	354	0
Texas	117	14,641,724.42	10.62	39.59	7.539	639	79.70	346	346	0
Massachusetts	57	8,940,171.27	6.48	40.78	7.295	662	75.71	360	359	1
Pennsylvania	51	6,485,570.69	4.70	39.43	7.128	658	79.52	335	335	0
New Jersey	24	5,070,832.36	3.68	37.92	7.239	658	74.41	356	356	0
Michigan	29	4,036,462.66	2.93	35.99	7.463	645	80.14	352	351	0
Ohio	28	3,149,296.02	2.28	39.13	7.463	662	82.89	356	356	0
Georgia	22	2,822,268.87	2.05	43.92	7.932	633	83.06	317	317	0
Maine	23	2,721,034.02	1.97	38.66	7.533	660	78.13	357	356	0
Colorado	17	2,298,820.24	1.67	36.76	7.467	627	81.83	360	360	0
Connecticut	13	2,181,870.00	1.58	39.31	7.179	643	73.46	360	360	0
Virginia	14	2,157,308.74	1.56	37.42	7.698	654	77.67	347	347	0
Kentucky	15	1,966,153.68	1.43	44.05	7.359	637	83.37	360	360	0
Nevada	10	1,965,851.14	1.43	39.05	6.859	640	74.05	360	360	0
Rhode Island	14	1,894,100.00	1.37	37.44	6.828	645	66.27	360	360	0
North Carolina	16	1,797,858.38	1.30	37.67	7.915	639	78.61	347	347	0
New Hampshire	13	1,791,844.47	1.30	40.49	7.463	644	72.08	360	360	0
Arizona	13	1,751,316.25	1.27	38.35	7.476	652	80.75	349	349	0
Hawaii	7	1,497,600.00	1.09	39.69	7.195	670	68.47	360	360	0
Maryland	8	1,455,640.06	1.06	41.78	7.260	646	75.04	354	354	0
Tennessee	15	1,330,691.25	0.97	34.34	8.103	633	81.40	323	323	0
Illinois	12	1,261,498.02	0.92	32.29	7.831	637	73.37	346	346	0
Oregon	8	1,042,213.69	0.76	42.41	8.252	618	71.83	360	360	0

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
FIXED RATE LOANS

16. State or Territory (continue)

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Washington	7	977,177.79	0.71	40.59	7.368	626	81.41	360	360	0
Idaho	6	922,800.45	0.67	32.93	7.701	656	75.71	360	360	0
Minnesota	7	850,936.00	0.62	39.34	7.512	634	77.83	360	360	0
Alabama	7	788,104.84	0.57	41.25	7.475	636	77.90	334	332	2
Oklahoma	7	752,934.79	0.55	34.93	7.970	606	82.64	360	360	0
South Carolina	6	742,385.00	0.54	36.85	7.413	633	81.56	360	360	0
Wisconsin	5	647,464.85	0.47	31.16	7.030	644	76.35	301	300	0
Vermont	6	618,724.84	0.45	33.35	8.003	638	79.67	360	359	1
Louisiana	4	560,750.00	0.41	38.01	7.580	652	77.52	294	294	0
Arkansas	7	532,084.56	0.39	40.04	8.335	623	80.78	349	348	0
Missouri	5	511,809.34	0.37	45.89	8.293	624	83.39	360	360	0
Wyoming	4	499,400.00	0.36	41.89	7.001	635	85.44	360	360	0
Indiana	6	479,650.00	0.35	38.43	8.803	607	74.61	327	327	0
Alaska	1	176,000.00	0.13	36.82	6.950	652	47.57	360	360	0
Iowa	2	168,905.31	0.12	44.22	8.183	663	87.12	360	359	1
Nebraska	1	132,000.00	0.10	25.14	7.150	620	80.00	180	180	0
Mississippi	2	118,867.79	0.09	51.61	9.977	628	97.72	360	358	2
Utah	1	64,000.00	0.05	42.84	7.490	653	80.00	360	360	0
District of Columbia	1	58,155.97	0.04	55.74	10.750	617	100.00	360	358	2
Total:	**920**	**$137,868,310.83**	**100.00%**	**39.94%**	**7.344%**	**647**	**75.88%**	**351**	**351**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
FIXED RATE LOANS

17. DTI

DTI	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
N/A	32	$5,588,702.41	4.05%	0.00%	7.247%	695	79.56%	358	358	0
>0.00 <= 5.00	1	184,000.00	0.13	3.48	7.200	561	80.00	360	360	0
>5.00 <= 10.00	2	588,200.00	0.43	6.12	6.837	567	83.31	360	360	0
>10.00 <=15.00	11	1,042,288.66	0.76	12.79	7.328	622	60.54	323	323	0
>15.00 <= 20.00	26	4,313,000.09	3.13	17.86	6.857	660	71.41	356	356	0
>20.00 <= 25.00	47	6,543,746.75	4.75	22.46	7.251	639	71.03	343	343	0
>25.00 <= 30.00	81	9,642,356.09	6.99	27.71	7.217	646	69.83	346	345	0
>30.00 <= 35.00	111	15,628,579.08	11.34	32.29	7.231	654	74.02	343	343	0
>35.00 <= 40.00	150	21,340,532.89	15.48	37.58	7.401	645	76.83	353	353	0
>40.00 <= 45.00	153	25,226,046.74	18.30	42.52	7.270	659	78.35	354	354	0
>45.00 <= 50.00	171	27,234,420.52	19.75	47.60	7.481	632	78.51	356	356	0
>50.00 <= 55.00	101	15,843,941.66	11.49	52.47	7.446	647	75.50	349	348	0
>55.00	34	4,692,495.94	3.40	57.04	7.751	624	71.63	353	353	0
Total:	**920**	**$137,868,310.83**	**100.00%**	**39.94%**	**7.344%**	**647**	**75.88%**	**351**	**351**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, *including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the* Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Group 2, FICO < 550

1. Current Mortgage Rate

Current Mortgage Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
5.001% to 5.500%	1	$213,750.00	0.25%	54.01%	5.400%	510	75.00%	360	360	0
5.501% to 6.000%	1	500,000.00	0.59	39.18	5.825	527	68.97	360	360	0
6.001% to 6.500%	3	569,098.80	0.67	40.14	6.294	545	68.27	360	356	4
6.501% to 7.000%	16	4,303,773.21	5.10	39.68	6.871	538	73.95	360	359	1
7.001% to 7.500%	18	3,676,640.26	4.36	43.26	7.325	523	73.41	360	360	0
7.501% to 8.000%	58	10,847,856.15	12.85	41.59	7.800	528	74.47	355	355	0
8.001% to 8.500%	61	11,786,364.17	13.96	40.14	8.320	533	79.03	359	359	0
8.501% to 9.000%	87	14,982,661.93	17.75	38.15	8.776	524	75.69	359	359	0
9.001% to 9.500%	70	11,466,414.63	13.58	40.53	9.299	522	75.05	359	359	1
9.501% to 10.000%	74	9,449,533.53	11.19	38.59	9.788	521	77.01	358	357	0
10.001% to 10.500%	63	7,702,655.59	9.12	38.47	10.253	520	76.54	358	358	0
10.501% to 11.000%	45	4,818,191.17	5.71	39.85	10.795	525	75.52	358	358	0
11.001% to 11.500%	20	1,617,335.54	1.92	38.03	11.223	528	79.92	360	359	1
11.501% to 12.000%	19	1,742,380.24	2.06	37.64	11.766	522	70.96	356	356	1
12.001% to 12.500%	8	657,917.36	0.78	42.87	12.150	534	63.58	360	359	1
12.501% to 13.000%	1	84,875.00	0.10	35.54	12.650	514	66.57	360	360	0
Total:	**545**	**$84,419,447.58**	**100.00%**	**39.75%**	**8.957%**	**526**	**75.73%**	**358**	**358**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does *not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to* securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Group 2, FICO < 550

2. Original Combined LTV

Original Combined LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
15.01% to 20.00%	1	$50,000.00	0.06%	16.35%	7.750%	525	18.52%	360	360	0
20.01% to 25.00%	3	196,000.00	0.23	26.67	8.010	528	22.70	360	360	0
25.01% to 30.00%	4	292,292.17	0.35	36.80	9.621	515	27.29	360	359	1
30.01% to 35.00%	6	840,000.00	1.00	35.90	8.173	526	33.36	360	360	0
35.01% to 40.00%	8	1,214,600.00	1.44	40.09	8.620	518	38.51	360	360	0
40.01% to 45.00%	6	552,910.00	0.65	37.25	8.641	536	42.54	338	338	0
45.01% to 50.00%	8	817,325.21	0.97	35.27	9.325	522	48.63	360	359	1
50.01% to 55.00%	7	760,150.00	0.90	40.01	9.246	514	52.72	346	346	0
55.01% to 60.00%	24	3,034,681.70	3.59	36.29	9.149	531	57.75	357	357	0
60.01% to 65.00%	42	5,303,078.89	6.28	40.87	9.301	523	64.48	358	358	0
65.01% to 70.00%	53	9,482,141.48	11.23	38.07	8.674	524	68.81	359	358	1
70.01% to 75.00%	89	15,456,860.54	18.31	41.77	9.025	522	74.05	359	359	1
75.01% to 80.00%	182	27,225,014.16	32.25	40.61	9.064	526	79.59	359	359	0
80.01% to 85.00%	40	7,324,749.86	8.68	35.98	8.510	533	84.64	353	353	0
85.01% to 90.00%	33	5,556,232.33	6.58	39.17	8.964	527	89.71	360	360	0
90.01% to 95.00%	33	5,831,730.34	6.91	41.74	8.973	531	94.97	360	360	0
95.01% to 100.00%	6	481,680.90	0.57	35.38	9.401	537	99.90	360	358	2
Total:	**545**	**$84,419,447.58**	**100.00%**	**39.75%**	**8.957%**	**526**	**75.73%**	**358**	**358**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. *Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you.* This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Group 2, FICO < 550

3. Statistical Cut-Off Balance

Statistical Cut-Off Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
$25,000.01 to $50,000.00	16	$791,136.98	0.94%	28.98%	8.968%	533	58.17%	333	333	1
$50,000.01 to $75,000.00	105	6,306,089.49	7.47	36.06	10.111	526	70.89	351	350	1
$75,000.01 to $100,000.00	95	8,284,656.64	9.81	37.00	9.816	525	75.65	360	360	0
$100,000.01 to $125,000.00	81	9,092,158.58	10.77	39.24	9.360	526	74.37	360	360	0
$125,000.01 to $150,000.00	60	8,264,416.04	9.79	36.63	8.775	525	74.64	360	360	0
$150,000.01 to $175,000.00	38	6,135,677.45	7.27	39.37	8.507	530	77.88	360	360	0
$175,000.01 to $200,000.00	35	6,552,986.24	7.76	40.78	8.925	527	77.79	360	360	0
$200,000.01 to $225,000.00	27	5,743,383.01	6.80	43.69	8.595	524	76.92	360	360	0
$225,000.01 to $250,000.00	16	3,809,737.25	4.51	44.30	8.950	526	70.98	360	359	1
$250,000.01 to $275,000.00	13	3,441,945.00	4.08	41.17	9.004	518	83.14	360	360	0
$275,000.01 to $300,000.00	9	2,610,350.32	3.09	43.73	8.703	532	78.53	339	339	0
$300,000.01 to $325,000.00	10	3,127,789.68	3.71	42.54	8.726	524	76.83	360	359	1
$325,000.01 to $350,000.00	7	2,320,104.69	2.75	44.23	8.282	519	81.15	360	360	0
$350,000.01 to $375,000.00	4	1,466,750.00	1.74	44.82	8.945	536	81.78	360	360	0
$375,000.01 to $400,000.00	6	2,322,550.00	2.75	40.65	9.237	517	81.27	360	360	0
$425,000.01 to $450,000.00	5	2,196,600.00	2.60	36.49	9.350	522	78.56	360	360	0
$450,000.01 to $475,000.00	1	466,650.00	0.55	5.85	6.990	549	84.85	360	360	0
$475,000.01 to $500,000.00	4	1,975,500.00	2.34	44.50	7.823	530	78.90	360	360	0
$500,000.01 to $525,000.00	1	520,000.00	0.62	44.27	8.340	549	80.00	360	360	0
$575,000.01 to $600,000.00	3	1,798,728.14	2.13	38.34	8.713	534	74.37	360	359	1
$600,000.01 to $625,000.00	1	625,000.00	0.74	42.74	7.850	524	39.68	360	360	0
$625,000.01 to $650,000.00	1	637,500.00	0.76		7.000	549	75.00	360	360	0
$650,000.01 to $675,000.00	1	675,000.00	0.80	31.58	9.500	511	71.05	360	360	0
$775,000.01 to $800,000.00	1	800,000.00	0.95	50.05	9.150	522	73.39	360	360	0
$800,000.01 or greater	5	4,454,738.07	5.28	40.51	7.863	523	73.88	360	359	1
Total:	**545**	**$84,419,447.58**	**100.00%**	**39.75%**	**8.957%**	**526**	**75.73%**	**358**	**358**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Group 2, FICO < 550

4. Original Term

Original Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
120	1	$50,000.00	0.06%	38.12%	10.150%	541	41.67%	120	120	0
180	7	631,500.00	0.75	38.33	8.674	532	75.45	180	180	0
240	1	51,832.00	0.06	36.09	11.600	503	66.36	240	237	3
360	536	83,686,115.58	99.13	39.76	8.957	526	75.76	360	360	0
Total:	**545**	**$84,419,447.58**	**100.00%**	**39.75%**	**8.957%**	**526**	**75.73%**	**358**	**358**	**0**

5. Remaining Term

Remaining Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
116 to 120	1	$50,000.00	0.06%	38.12%	10.150%	541	41.67%	120	120	0
176 to 180	7	631,500.00	0.75	38.33	8.674	532	75.45	180	180	0
236 to 240	1	51,832.00	0.06	36.09	11.600	503	66.36	240	237	3
346 to 350	2	347,259.36	0.41	40.32	8.065	539	74.11	360	349	11
351 to 355	9	1,212,642.67	1.44	43.67	8.948	524	77.84	360	355	5
356 to 360	525	82,126,213.55	97.28	39.70	8.961	526	75.73	360	360	0
Total:	**545**	**$84,419,447.58**	**100.00%**	**39.75%**	**8.957%**	**526**	**75.73%**	**358**	**358**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material *does not pertain to* securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities *actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy* of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Group 2, FICO < 550

6. FICO Score

FICO Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
501 to 550	501	$79,968,298.06	94.73%	39.79%	8.967%	526	75.89%	358	358	0
451 to 500	5	287,325.00	0.34	38.39	10.689	500	62.05	360	360	0
Not Available	39	4,163,824.52	4.93	39.09	8.641	0	73.62	357	356	1
Total:	**545**	**$84,419,447.58**	**100.00%**	**39.75%**	**8.957%**	**526**	**75.73%**	**358**	**358**	**0**

7. Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
A	87	$14,066,166.88	16.66%	40.26%	8.906%	524	76.98%	359	358	1
AA	134	22,060,213.14	26.13	39.58	8.749	526	79.40	355	355	0
AA+	134	21,352,575.34	25.29	39.25	8.560	532	76.46	360	359	0
B	108	16,291,573.92	19.30	39.39	9.013	522	73.67	360	359	1
C	47	6,652,534.03	7.88	41.05	9.698	520	69.79	360	359	1
CC	34	3,943,884.27	4.67	41.13	10.973	526	65.28	360	360	0
NG	1	52,500.00	0.06	23.02	8.590	539	75.00	360	360	0
Total:	**545**	**$84,419,447.58**	**100.00%**	**39.75%**	**8.957%**	**526**	**75.73%**	**358**	**358**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Group 2, FICO < 550

8. Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Single Family	477	$69,530,787.83	82.36%	39.34%	8.969%	526	75.78%	358	358	0
PUD	32	7,993,009.06	9.47	41.50	8.545	528	78.23	360	359	1
2-4 Family	19	3,525,647.10	4.18	43.57	9.389	526	72.86	358	357	1
Low Rise Condo	14	2,104,710.73	2.49	41.35	9.320	536	72.06	360	360	0
High Rise Condo	2	1,095,292.86	1.30	38.57	9.032	508	69.15	360	358	2
MF Housing	1	170,000.00	0.20	40.84	9.600	503	85.00	360	360	0
Total:	**545**	**$84,419,447.58**	**100.00%**	**39.75%**	**8.957%**	**526**	**75.73%**	**358**	**358**	**0**

9. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	528	$81,687,905.77	96.76%	40.09%	8.941%	526	75.87%	358	358	0
Non-Owner Occupied	15	2,015,891.81	2.39	34.16	9.916	526	67.76	360	359	1
Second Home	2	715,650.00	0.85	13.07	8.037	539	81.42	360	360	0
Total:	**545**	**$84,419,447.58**	**100.00%**	**39.75%**	**8.957%**	**526**	**75.73%**	**358**	**358**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Group 2, FICO < 550

10. Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full	446	$64,485,239.55	76.39%	39.83%	8.796%	527	76.42%	358	358	0
Stated Income	95	19,204,843.45	22.75	39.41	9.501	522	73.12	359	359	0
Limited Income	4	729,364.58	0.86	41.10	8.871	512	83.22	360	359	1
Total:	**545**	**$84,419,447.58**	**100.00%**	**39.75%**	**8.957%**	**526**	**75.73%**	**358**	**358**	**0**

11. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
C/O Refi	449	$66,834,789.62	79.17%	39.59%	9.044%	525	74.35%	358	358	0
Purchase	80	15,218,666.85	18.03	39.41	8.538	532	81.77	360	360	0
R/T Refi	16	2,365,991.11	2.80	46.14	9.196	519	75.74	360	359	1
Total:	**545**	**$84,419,447.58**	**100.00%**	**39.75%**	**8.957%**	**526**	**75.73%**	**358**	**358**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. *This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy* of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Group 2, FICO < 550

12. Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2/28 ARM	471	$75,571,505.73	89.52%	39.81%	8.998%	526	75.92%	360	360	0
30 Year Fixed	38	3,995,215.93	4.73	37.67	8.569	534	73.37	360	360	0
2/28 ARM with 5yr IO	5	1,563,575.00	1.85	42.04	7.673	520	84.40	360	359	1
3/27 ARM	13	1,482,122.33	1.76	39.65	9.035	521	61.99	360	360	0
6 Month ARM	4	437,155.17	0.52	45.17	9.413	508	80.03	360	359	1
15 Year Fixed	3	414,200.00	0.49	42.27	8.268	537	76.80	180	180	0
3/27 ARM with 5yr IO	2	401,880.00	0.48	32.22	8.342	532	80.19	360	360	0
30 Year Fixed Rate Reduction	3	234,661.42	0.28	50.10	10.607	538	78.62	360	358	2
2/13 ARM	4	217,300.00	0.26	30.84	9.447	523	72.89	180	180	0
20 Year Fixed	1	51,832.00	0.06	36.09	11.600	503	66.36	240	237	3
10 Year Fixed	1	50,000.00	0.06	38.12	10.150	541	41.67	120	120	0
Total:	**545**	**$84,419,447.58**	**100.00%**	**39.75%**	**8.957%**	**526**	**75.73%**	**358**	**358**	**0**

13. Interest Only Loans

Interest Only Loans	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Interest Only	7	$1,965,455.00	2.33%	40.03%	7.810%	523	83.54%	360	360	0
Not Interest Only	538	82,453,992.58	97.67	39.74	8.984	526	75.54	358	358	0
Total:	**545**	**$84,419,447.58**	**100.00%**	**39.75%**	**8.957%**	**526**	**75.73%**	**358**	**358**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Group 2, FICO < 550

14. LIEN

LIEN	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	538	$83,987,028.67	99.49%	39.73%	8.945%	526	75.67%	359	358	0
2	7	432,418.91	0.51	43.99	11.337	535	86.72	346	345	1
Total:	**545**	**$84,419,447.58**	**100.00%**	**39.75%**	**8.957%**	**526**	**75.73%**	**358**	**358**	**0**

15. Prepayment Penalty Term (Months)

Prepayment Penalty Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	209	$33,222,204.36	39.35%	40.10%	9.114%	525	75.29%	359	358	0
12	8	1,923,973.00	2.28	40.52	8.956	522	65.31	360	360	0
24	285	44,343,421.33	52.53	39.50	8.878	526	76.64	360	359	0
36	43	4,929,848.89	5.84	39.37	8.605	533	74.54	347	347	0
Total:	**545**	**$84,419,447.58**	**100.00%**	**39.75%**	**8.957%**	**526**	**75.73%**	**358**	**358**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Group 2, FICO < 550

16. State or Territory

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Florida	65	$9,802,345.46	11.61%	37.49%	8.885%	525	73.68%	359	359	0
California	23	6,372,119.29	7.55	44.83	8.438	525	72.34	360	359	1
Texas	53	6,220,641.24	7.37	34.39	9.255	529	80.01	358	358	1
New Jersey	29	6,199,291.26	7.34	41.03	8.744	522	69.36	360	360	0
Virginia	35	5,638,632.87	6.68	40.60	9.068	521	71.92	360	360	0
Massachusetts	23	5,478,601.83	6.49	45.88	8.615	525	76.43	360	359	1
New York	21	4,526,820.14	5.36	40.19	9.303	525	67.22	359	358	1
Illinois	29	4,116,944.53	4.88	37.10	8.847	530	81.85	360	359	1
Maryland	16	3,541,000.12	4.19	37.20	8.520	527	77.22	360	360	0
Michigan	35	3,325,568.18	3.94	36.98	8.775	527	75.63	360	359	1
Connecticut	17	3,007,950.29	3.56	44.79	8.558	526	73.39	360	360	0
Washington	10	2,400,119.27	2.84	39.28	8.296	527	70.04	360	359	1
Pennsylvania	20	2,344,502.66	2.78	39.45	9.051	530	82.17	356	356	0
Georgia	17	2,089,386.01	2.48	38.82	9.061	529	83.18	323	323	0
Arizona	11	1,994,126.98	2.36	42.38	8.645	535	78.33	360	360	0
Ohio	19	1,795,054.76	2.13	38.69	9.554	522	81.47	355	354	1
North Carolina	15	1,647,372.90	1.95	41.99	9.434	525	77.84	360	359	1
Missouri	11	1,403,808.39	1.66	29.67	9.628	534	84.68	360	360	0
Colorado	6	1,382,342.56	1.64	43.62	9.679	524	83.33	360	360	0
Minnesota	7	1,216,675.00	1.44	42.21	9.125	527	80.31	360	360	0
Vermont	6	946,966.41	1.12	37.80	10.060	530	80.69	360	360	0
Maine	8	930,624.77	1.10	31.45	9.172	522	74.11	360	359	1
Arkansas	6	796,836.32	0.94	41.03	9.643	524	82.85	360	360	0
Wisconsin	6	737,804.58	0.87	48.25	8.898	513	76.23	360	359	1
Tennessee	6	683,910.00	0.81	42.66	9.110	523	82.60	360	360	0
Alabama	9	648,745.98	0.77	34.47	10.394	525	79.10	346	345	1
Indiana	9	646,020.22	0.77	35.86	9.529	530	72.51	360	360	0
Montana	1	600,000.00	0.71	33.12	8.750	521	80.00	360	360	0

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to *securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed* herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Group 2, FICO < 550

Louisiana	5	599,257.02	0.71	39.95	10.101	526	73.27	360	360	0
Iowa	4	519,838.38	0.62	38.68	10.267	519	85.04	360	359	1
Rhode Island	3	482,973.00	0.57	40.83	8.391	526	67.65	360	360	0
Nevada	2	377,000.00	0.45	43.63	7.888	540	70.17	360	360	0
New Hampshire	1	335,254.69	0.40	43.44	7.550	507	70.00	360	357	3
Mississippi	3	310,000.00	0.37	40.95	9.480	522	83.07	360	360	0
Delaware	2	297,500.00	0.35	48.17	10.091	540	83.20	360	360	0
Kansas	3	286,030.00	0.34	38.27	9.307	531	85.91	360	360	0
South Carolina	2	215,000.00	0.25	40.15	10.357	524	86.63	360	360	0
Kentucky	2	181,807.47	0.22	42.27	9.747	539	75.00	360	359	1
Oklahoma	2	131,375.00	0.16	23.48	9.958	535	88.40	360	360	0
Wyoming	1	78,200.00	0.09	35.48	8.950	545	85.00	360	359	1
Nebraska	1	58,500.00	0.07	43.19	11.350	525	75.00	360	360	0
Hawaii	1	52,500.00	0.06	56.12	12.150	526	52.50	360	360	0
Total:	**545**	**$84,419,447.58**	**100.00%**	**39.75%**	**8.957%**	**526**	**75.73%**	**358**	**358**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Group 2, FICO < 550

17. Gross Margin

Gross Margin	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.001% to 4.500%	3	$447,643.44	0.56%	40.80%	6.135%	515	75.49%	360	360	0
4.501% to 5.000%	9	2,073,350.00	2.60	42.17	7.455	531	80.71	360	360	0
5.001% to 5.500%	19	3,944,663.91	4.95	43.70	7.159	530	70.30	360	358	2
5.501% to 6.000%	36	5,763,869.28	7.23	42.04	7.944	529	75.57	360	359	1
6.001% to 6.500%	69	13,317,291.05	16.71	39.67	8.239	528	75.94	359	359	1
6.501% to 7.000%	86	15,970,060.90	20.04	38.90	8.623	528	74.68	359	359	0
7.001% to 7.500%	71	9,427,674.61	11.83	39.16	9.212	524	75.04	359	359	0
7.501% to 8.000%	136	19,352,902.46	24.29	38.84	9.895	523	76.15	360	359	0
8.001% to 8.500%	51	6,664,439.38	8.36	41.20	10.124	522	79.28	360	360	0
8.501% to 9.000%	15	2,058,482.64	2.58	38.87	10.743	519	80.85	360	360	0
9.001% to 9.500%	3	538,500.00	0.68	41.20	11.154	522	75.78	360	360	0
10.001% to 10.500%	1	114,660.56	0.14	26.07	11.240	534	80.00	360	350	10
Total:	**499**	**$79,673,538.23**	**100.00%**	**39.81%**	**8.973%**	**525**	**75.86%**	**360**	**359**	**0**

18. Initial Periodic Rate Cap

Initial Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000%	5	$611,989.47	0.77%	42.97%	10.038%	507	76.55%	360	359	1
3.000%	494	79,061,548.76	99.23	39.79	8.964	526	75.85	360	359	0
Total:	**499**	**$79,673,538.23**	**100.00%**	**39.81%**	**8.973%**	**525**	**75.86%**	**360**	**359**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Group 2, FICO < 550

19. Subsequent Periodic Rate Cap

Subsequent Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000%	497	$79,349,165.07	99.59%	39.83%	8.965%	525	75.88%	360	359	0
1.500%	2	324,373.16	0.41	36.01	10.724	515	71.14	360	357	3
Total:	**499**	**$79,673,538.23**	**100.00%**	**39.81%**	**8.973%**	**525**	**75.86%**	**360**	**359**	**0**

20. Maximum Loan Rate

Maximum Loan Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
11.001% to 11.500%	1	$213,750.00	0.27%	54.01%	5.400%	510	75.00%	360	360	0
11.501% to 12.000%	1	500,000.00	0.63	39.18	5.825	527	68.97	360	360	0
12.001% to 12.500%	2	402,598.80	0.51	42.57	6.394	543	71.69	360	354	6
12.501% to 13.000%	14	3,704,373.21	4.65	44.17	6.853	538	72.54	360	359	1
13.001% to 13.500%	14	3,193,490.26	4.01	43.95	7.328	521	73.52	360	360	0
13.501% to 14.000%	53	10,186,656.15	12.79	41.46	7.799	528	74.48	360	359	1
14.001% to 14.500%	57	11,274,270.70	14.15	40.00	8.317	533	79.34	359	359	0
14.501% to 15.000%	81	14,294,207.21	17.94	38.01	8.775	524	75.65	359	359	0
15.001% to 15.500%	65	11,042,583.44	13.86	40.55	9.295	522	75.49	360	359	1
15.501% to 16.000%	70	9,180,433.53	11.52	38.61	9.786	521	77.31	359	358	0
16.001% to 16.500%	58	7,345,754.87	9.22	38.02	10.253	520	77.13	360	360	0
16.501% to 17.000%	42	4,651,051.40	5.84	39.62	10.797	525	74.64	358	358	0
17.001% to 17.500%	18	1,509,454.96	1.89	37.91	11.214	527	79.35	360	359	1
17.501% to 18.000%	15	1,359,747.38	1.71	36.85	11.778	522	71.14	360	360	0
18.001% to 18.500%	6	555,457.02	0.70	41.45	12.127	535	63.73	360	360	0
18.501% to 19.000%	2	259,709.30	0.33	36.83	11.943	509	67.42	360	359	1
Total:	**499**	**$79,673,538.23**	**100.00%**	**39.81%**	**8.973%**	**525**	**75.86%**	**360**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Group 2, FICO < 550

21. Minimum Loan Rate

Minimum Loan Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
5.001% - 5.500%	1	$213,750.00	0.27%	54.01%	5.400%	510	75.00%	360	360	0
5.501% - 6.000%	1	500,000.00	0.63	39.18	5.825	527	68.97	360	360	0
6.001% - 6.500%	3	552,361.22	0.69	41.04	7.155	535	72.59	360	355	5
6.501% - 7.000%	14	3,704,373.21	4.65	44.17	6.853	538	72.54	360	359	1
7.001% - 7.500%	14	3,193,490.26	4.01	43.95	7.328	521	73.52	360	360	0
7.501% - 8.000%	54	10,378,869.52	13.03	41.48	7.839	528	74.77	360	359	1
8.001% - 8.500%	57	11,274,270.70	14.15	40.00	8.317	533	79.34	359	359	0
8.501% - 9.000%	81	14,294,207.21	17.94	38.01	8.775	524	75.65	359	359	0
9.001% - 9.500%	64	10,892,821.02	13.67	40.60	9.297	522	75.50	360	360	0
9.501% - 10.000%	69	8,988,220.16	11.28	38.53	9.783	521	77.04	359	358	0
10.001% - 10.500%	58	7,345,754.87	9.22	38.02	10.253	520	77.13	360	360	0
10.501% - 11.000%	42	4,651,051.40	5.84	39.62	10.797	525	74.64	358	358	0
11.001% - 11.500%	18	1,509,454.96	1.89	37.91	11.214	527	79.35	360	359	1
11.501% - 12.000%	16	1,534,581.68	1.93	36.92	11.757	520	70.77	360	359	1
12.001% - 12.500%	6	555,457.02	0.70	41.45	12.127	535	63.73	360	360	0
12.501% - 13.000%	1	84,875.00	0.11	35.54	12.650	514	66.57	360	360	0
Total:	**499**	**$79,673,538.23**	**100.00%**	**39.81%**	**8.973%**	**525**	**75.86%**	**360**	**359**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Group 2, FICO < 550

22. Month of Next Interest Rate Adjustment

Month of Next Interest Rate Adjustment	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2005-09	1	$75,905.17	0.10%	52.30%	11.150%	0	80.00%	360	357	3
2005-12	3	361,250.00	0.45	43.67	9.048	508	80.04	360	360	0
2006-07	1	232,598.80	0.29	47.35	6.500	542	71.21	360	349	11
2006-08	1	114,660.56	0.14	26.07	11.240	534	80.00	360	350	10
2006-11	1	41,381.48	0.05	38.38	9.490	545	65.00	360	353	7
2007-01	8	1,171,261.19	1.47	43.86	8.929	523	78.30	360	355	5
2007-02	6	1,427,964.91	1.79	41.87	8.718	528	74.11	360	356	4
2007-03	30	5,082,484.78	6.38	42.72	8.594	520	75.52	360	357	3
2007-04	11	1,327,197.58	1.67	39.50	9.291	521	79.48	360	358	2
2007-05	14	2,222,845.78	2.79	38.76	9.296	527	75.17	360	359	1
2007-06	323	52,169,783.15	65.48	39.41	8.984	526	76.44	359	359	0
2007-07	85	13,562,202.50	17.02	40.02	9.038	526	74.81	359	359	0
2008-03	1	50,652.01	0.06	31.28	11.625	544	65.00	360	357	3
2008-05	1	55,470.32	0.07	32.06	9.100	546	74.00	360	359	1
2008-06	11	1,549,830.00	1.95	36.62	8.744	522	63.96	360	360	0
2008-07	2	228,050.00	0.29	50.86	9.201	522	77.12	360	360	0
Total:	**499**	**$79,673,538.23**	**100.00%**	**39.81%**	**8.973%**	**525**	**75.86%**	**360**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. *The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such* assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Group 2, FICO < 550

23. DTI

DTI	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
N/A	16	$3,522,688.14	4.17%	0.00%	8.690%	526	72.74%	360	359	1
>5.00 <= 10.00	2	521,650.00	0.62	6.24	6.996	549	78.22	360	360	0
>10.00 <=15.00	11	1,060,813.66	1.26	12.42	9.278	531	77.34	360	360	0
>15.00 <= 20.00	26	2,763,444.10	3.27	18.20	9.156	529	72.69	360	360	0
>20.00 <= 25.00	39	5,326,545.54	6.31	22.39	9.080	529	78.90	358	358	0
>25.00 <= 30.00	46	5,235,054.77	6.20	27.21	9.319	526	71.41	358	358	0
>30.00 <= 35.00	69	10,582,402.94	12.54	32.52	9.122	523	72.06	359	358	0
>35.00 <= 40.00	80	12,170,336.87	14.42	37.55	8.838	528	77.98	356	356	0
>40.00 <= 45.00	79	13,798,077.97	16.34	42.88	9.012	524	74.62	356	356	0
>45.00 <= 50.00	96	15,439,212.13	18.29	47.54	8.948	525	78.87	360	359	1
>50.00 <= 55.00	55	9,954,048.46	11.79	52.82	8.823	524	75.78	360	360	0
>55.00	26	4,045,173.00	4.79	58.02	8.692	528	75.53	360	359	1
Total:	**545**	**$84,419,447.58**	**100.00%**	**39.75%**	**8.957%**	**526**	**75.73%**	**358**	**358**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Group 2 - IO LOANS

1. Current Mortgage Rate

Current Mortgage Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.501% to 5.000%	1	$540,000.00	0.31%	48.79%	5.000%	682	80.00%	360	360	0
5.001% to 5.500%	21	6,205,714.40	3.54	43.77	5.292	664	75.27	360	360	0
5.501% to 6.000%	74	26,132,680.80	14.92	42.44	5.858	661	75.94	360	360	0
6.001% to 6.500%	113	36,249,207.00	20.69	40.09	6.304	643	77.14	360	360	0
6.501% to 7.000%	176	54,613,219.20	31.18	41.99	6.807	639	80.27	360	360	0
7.001% to 7.500%	88	25,524,361.95	14.57	42.42	7.301	626	82.49	360	360	0
7.501% to 8.000%	67	19,559,991.00	11.17	42.00	7.721	615	85.02	360	360	0
8.001% to 8.500%	22	4,022,006.29	2.30	44.84	8.186	600	87.83	360	359	1
8.501% to 9.000%	10	2,222,450.00	1.27	37.48	8.685	593	87.40	360	360	0
9.501% to 10.000%	1	95,400.00	0.05	37.42	9.600	694	90.00	360	360	0
Total:	**573**	**$175,165,030.64**	**100.00%**	**41.81%**	**6.733%**	**638**	**79.92%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is *not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does* not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Group 2 - IO LOANS

2. Original Combined LTV

Original Combined LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
20.01% to 25.00%	1	$362,500.00	0.21%	31.51%	6.100%	648	25.00%	360	360	0
25.01% to 30.00%	2	671,500.00	0.38	54.20	6.124	615	26.86	360	359	1
30.01% to 35.00%	1	266,000.00	0.15	15.65	5.900	687	32.22	360	360	0
35.01% to 40.00%	3	702,000.00	0.40	22.74	6.116	590	38.45	360	360	0
40.01% to 45.00%	1	310,000.00	0.18	41.40	5.700	662	41.89	360	360	0
45.01% to 50.00%	4	643,011.20	0.37	36.01	6.109	639	47.41	360	360	0
50.01% to 55.00%	7	2,457,000.00	1.40	29.19	6.633	632	52.21	360	360	0
55.01% to 60.00%	14	4,296,000.00	2.45	36.44	6.381	607	58.74	360	360	0
60.01% to 65.00%	18	5,423,495.00	3.10	39.38	6.351	620	62.98	360	360	0
65.01% to 70.00%	34	11,374,310.00	6.49	40.18	6.530	633	69.12	360	360	0
70.01% to 75.00%	44	15,297,750.00	8.73	44.19	6.641	618	73.94	360	360	0
75.01% to 80.00%	223	66,818,439.83	38.15	42.37	6.602	652	79.62	360	360	0
80.01% to 85.00%	80	22,658,473.20	12.94	42.71	6.784	627	84.39	360	360	0
85.01% to 90.00%	79	25,417,400.00	14.51	41.84	7.020	639	89.67	360	360	0
90.01% to 95.00%	62	18,467,151.41	10.54	42.46	7.269	635	94.36	360	360	0
Total:	**573**	**$175,165,030.64**	**100.00%**	**41.81%**	**6.733%**	**638**	**79.92%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Group 2 - IO LOANS

3. Statistical Cut-Off Balance

Statistical Cut-Off Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
$75,000.01 to $100,000.00	14	$1,318,210.29	0.75%	38.51%	7.388%	632	80.76%	360	360	0
$100,000.01 to $125,000.00	29	3,219,778.00	1.84	40.34	7.295	628	83.93	360	360	0
$125,000.01 to $150,000.00	35	4,883,285.20	2.79	38.87	7.135	619	78.72	360	360	0
$150,000.01 to $175,000.00	41	6,756,382.20	3.86	41.63	6.758	626	78.71	360	360	0
$175,000.01 to $200,000.00	50	9,352,559.00	5.34	41.21	6.969	633	79.48	360	360	0
$200,000.01 to $225,000.00	49	10,504,809.41	6.00	39.20	6.816	619	77.44	360	360	0
$225,000.01 to $250,000.00	47	11,198,365.00	6.39	42.65	6.770	636	78.91	360	360	0
$250,000.01 to $275,000.00	47	12,301,770.54	7.02	43.83	6.817	617	77.43	360	360	0
$275,000.01 to $300,000.00	36	10,370,305.60	5.92	45.23	6.674	637	81.32	360	360	0
$300,000.01 to $325,000.00	31	9,691,150.00	5.53	42.02	6.549	657	78.97	360	360	0
$325,000.01 to $350,000.00	26	8,785,911.00	5.02	43.89	6.477	652	77.84	360	360	0
$350,000.01 to $375,000.00	15	5,490,750.00	3.13	44.27	6.644	661	80.58	360	360	0
$375,000.01 to $400,000.00	25	9,691,346.00	5.53	43.91	6.814	646	82.12	360	359	1
$400,000.01 to $425,000.00	27	11,154,580.00	6.37	40.09	6.894	651	84.79	360	360	0
$425,000.01 to $450,000.00	18	7,936,400.00	4.53	41.26	6.558	648	81.83	360	360	0
$450,000.01 to $475,000.00	8	3,709,700.00	2.12	37.95	6.821	633	82.95	360	360	0
$475,000.01 to $500,000.00	13	6,380,000.00	3.64	45.83	6.593	633	82.92	360	360	0
$500,000.01 to $525,000.00	10	5,184,338.40	2.96	43.69	6.312	667	84.94	360	360	0
$525,000.01 to $550,000.00	11	5,901,600.00	3.37	43.21	6.466	644	87.15	360	360	0
$550,000.01 to $575,000.00	2	1,119,800.00	0.64	44.69	7.195	698	89.87	360	360	0
$575,000.01 to $600,000.00	5	2,972,100.00	1.70	40.98	6.756	626	81.00	360	360	0
$600,000.01 to $625,000.00	3	1,827,000.00	1.04	38.98	6.918	631	80.77	360	360	0
$625,000.01 to $650,000.00	9	5,736,990.00	3.28	39.91	6.729	640	78.67	360	360	0
$650,000.01 to $675,000.00	4	2,640,750.00	1.51	42.68	6.440	611	81.61	360	359	1
$675,000.01 to $700,000.00	1	680,000.00	0.39	41.57	6.650	639	85.00	360	360	0
$700,000.01 to $725,000.00	1	717,500.00	0.41	34.46	5.990	652	70.00	360	360	0
$725,000.01 to $750,000.00	1	750,000.00	0.43	50.87	6.550	603	75.00	360	360	0

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. *This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy* of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Group 2 - IO LOANS

$750,000.01 to $775,000.00	2	1,544,550.00	0.88	43.24	6.162	605	71.66	360	360	0
$800,000.01 or greater	13	13,345,100.00	7.62	37.09	6.769	637	72.33	360	359	1
Total:	**573**	**$175,165,030.64**	**100.00%**	**41.81%**	**6.733%**	**638**	**79.92%**	**360**	**360**	**0**

4. Original Term

Original Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
360	573	$175,165,030.64	100.00%	41.81%	6.733%	638	79.92%	360	360	0
Total:	**573**	**$175,165,030.64**	**100.00%**	**41.81%**	**6.733%**	**638**	**79.92%**	**360**	**360**	**0**

5. Remaining Term

Remaining Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
351 to 355	7	$2,981,722.41	1.70%	41.64%	7.066%	632	81.81%	360	355	5
356 to 360	566	172,183,308.23	98.30	41.81	6.728	638	79.89	360	360	0
Total:	**573**	**$175,165,030.64**	**100.00%**	**41.81%**	**6.733%**	**638**	**79.92%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Group 2 - IO LOANS

6. FICO Score

FICO Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
751 to 800	11	$3,093,300.00	1.77%	44.44%	6.202%	769	80.17%	360	359	1
701 to 750	38	12,537,472.20	7.16	41.80	6.315	719	82.21	360	360	0
651 to 700	132	44,901,917.94	25.63	42.19	6.495	672	80.95	360	360	0
601 to 650	266	79,399,450.30	45.33	41.59	6.813	625	79.93	360	360	0
551 to 600	119	33,267,435.20	18.99	41.68	7.008	587	77.42	360	360	0
501 to 550	7	1,965,455.00	1.12	40.03	7.810	523	83.54	360	360	0
Total:	**573**	**$175,165,030.64**	**100.00%**	**41.81%**	**6.733%**	**638**	**79.92%**	**360**	**360**	**0**

7. Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
A	9	$4,140,680.00	2.36%	40.40%	7.302%	598	73.13%	360	360	0
AA	51	15,625,605.00	8.92	42.54	7.098	616	82.92	360	360	0
AA+	512	155,253,745.64	88.63	41.78	6.680	641	79.79	360	360	0
B	1	145,000.00	0.08	33.09	8.700	588	90.63	360	360	0
Total:	**573**	**$175,165,030.64**	**100.00%**	**41.81%**	**6.733%**	**638**	**79.92%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does *not* pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. *This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy* of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Group 2 - IO LOANS

8. Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Single Family	411	$131,189,698.70	74.89%	41.10%	6.703%	634	79.07%	360	360	0
PUD	70	19,002,979.40	10.85	42.07	6.917	624	82.58	360	360	0
2-4 Family	34	12,253,618.54	7.00	44.68	6.780	666	82.56	360	360	0
Low Rise Condo	53	11,764,034.00	6.72	46.10	6.704	670	81.72	360	360	0
High Rise Condo	5	954,700.00	0.55	43.88	7.051	644	87.89	360	360	0
Total:	**573**	**$175,165,030.64**	**100.00%**	**41.81%**	**6.733%**	**638**	**79.92%**	**360**	**360**	**0**

9. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	566	$173,390,930.64	98.99%	41.79%	6.737%	638	79.94%	360	360	0
Non-Owner Occupied	5	934,100.00	0.53	41.86	7.181	660	77.13	360	359	1
Second Home	2	840,000.00	0.48	45.78	5.429	689	80.00	360	360	0
Total:	**573**	**$175,165,030.64**	**100.00%**	**41.81%**	**6.733%**	**638**	**79.92%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Group 2 - IO LOANS

10. Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Stated Income	275	$94,121,083.60	53.73%	40.61%	6.757%	651	78.29%	360	360	0
Full	295	80,340,247.04	45.87	43.23	6.698	622	81.77	360	360	0
Limited Income	3	703,700.00	0.40	38.23	7.590	646	87.43	360	360	0
Total:	**573**	**$175,165,030.64**	**100.00%**	**41.81%**	**6.733%**	**638**	**79.92%**	**360**	**360**	**0**

---

11. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
C/O Refi	429	$135,013,345.20	77.08%	41.22%	6.766%	632	79.38%	360	360	0
Purchase	120	31,667,214.03	18.08	43.83	6.527	664	81.08	360	359	1
R/T Refi	24	8,484,471.41	4.84	43.69	6.990	640	84.15	360	358	2
Total:	**573**	**$175,165,030.64**	**100.00%**	**41.81%**	**6.733%**	**638**	**79.92%**	**360**	**360**	**0**

---

12. Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2/28 ARM with 5yr IO	501	$153,866,582.40	87.84%	41.68%	6.758%	637	80.40%	360	360	0
3/27 ARM with 5yr IO	47	14,479,658.24	8.27	43.83	6.471	648	76.66	360	360	0
30 Year Fixed with 5yr IO	24	6,497,290.00	3.71	39.35	6.793	640	78.37	360	360	0
15/15 ARM with 5yr IO	1	321,500.00	0.18	59.60	5.725	601	26.79	360	358	2
Total:	**573**	**$175,165,030.64**	**100.00%**	**41.81%**	**6.733%**	**638**	**79.92%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the *Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to* securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

13. Interest Only Loans

Interest Only Loans	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Interest Only	573	$175,165,030.64	100.00%	41.81%	6.733%	638	79.92%	360	360	0
Total:	**573**	**$175,165,030.64**	**100.00%**	**41.81%**	**6.733%**	**638**	**79.92%**	**360**	**360**	**0**

14. LIEN

LIEN	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	573	$175,165,030.64	100.00%	41.81%	6.733%	638	79.92%	360	360	0
Total:	**573**	**$175,165,030.64**	**100.00%**	**41.81%**	**6.733%**	**638**	**79.92%**	**360**	**360**	**0**

15. Prepayment Penalty Term (Months)

Prepayment Penalty Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	112	$35,892,686.94	20.49%	41.45%	6.947%	634	77.32%	360	360	0
12	38	12,885,060.00	7.36	43.14	6.811	640	77.62	360	360	0
24	376	112,129,887.00	64.01	41.72	6.684	638	81.20	360	360	0
36	47	14,257,396.70	8.14	42.16	6.511	649	78.47	360	360	0
Total:	**573**	**$175,165,030.64**	**100.00%**	**41.81%**	**6.733%**	**638**	**79.92%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Group 2 - IO LOANS

16. State or Territory

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	213	$74,801,216.40	42.70%	42.75%	6.499%	647	80.65%	360	360	0
Florida	57	16,424,439.29	9.38	37.06	6.927	624	80.66	360	360	0
Massachusetts	41	13,780,877.20	7.87	41.31	6.866	639	79.88	360	360	0
New York	32	11,611,390.00	6.63	43.25	6.662	638	76.45	360	360	0
New Jersey	30	10,164,841.00	5.80	40.84	7.075	620	76.55	360	359	1
Virginia	20	5,797,350.00	3.31	38.86	6.971	626	76.38	360	360	0
Hawaii	9	3,811,250.00	2.18	42.19	6.391	691	77.19	360	360	0
Colorado	17	3,767,870.00	2.15	41.72	6.825	634	84.50	360	359	1
Nevada	16	3,753,645.60	2.14	44.22	6.692	643	79.78	360	360	0
Arizona	20	3,705,090.00	2.12	36.78	6.949	632	75.85	360	360	0
Washington	15	3,699,200.00	2.11	46.99	6.986	616	80.96	360	360	0
Maryland	11	3,373,625.00	1.93	42.29	7.152	615	84.11	360	360	0
Illinois	11	2,830,708.54	1.62	46.85	6.988	633	78.75	360	360	0
Minnesota	9	2,629,950.00	1.50	43.64	7.188	632	85.63	360	360	0
Rhode Island	9	2,508,100.00	1.43	39.37	6.643	621	77.75	360	359	1
Georgia	8	1,595,450.00	0.91	46.32	7.096	588	75.09	360	359	1
Connecticut	5	1,458,500.00	0.83	42.94	6.658	648	84.89	360	360	0
Michigan	8	1,343,410.00	0.77	45.44	7.250	634	86.12	360	359	1
Pennsylvania	4	1,305,800.00	0.75	43.74	7.032	623	84.24	360	360	0
Ohio	6	1,013,850.00	0.58	42.22	7.218	625	91.28	360	360	0
North Carolina	6	969,614.20	0.55	35.18	6.969	652	77.19	360	360	0
District of Columbia	2	940,000.00	0.54	25.77	6.450	600	54.84	360	360	0
Texas	3	801,700.00	0.46	46.23	7.342	656	84.81	360	359	1
Oregon	3	585,200.00	0.33	51.96	7.226	623	78.21	360	360	0
Tennessee	4	578,572.41	0.33	38.72	7.146	650	84.60	360	358	2
South Carolina	3	486,856.00	0.28	48.31	7.892	596	85.35	360	358	2
New Hampshire	3	442,100.00	0.25	38.94	7.145	623	84.31	360	360	0
Wyoming	3	290,375.00	0.17	42.61	7.698	590	87.55	360	359	1

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Group 2 - IO LOANS

Montana	1	180,800.00	0.10	37.46	7.950	660	80.00	360	359	1
Maine	1	171,200.00	0.10	42.03	6.650	594	69.59	360	360	0
Utah	1	126,000.00	0.07	32.34	7.375	553	90.00	360	360	0
Idaho	1	120,650.00	0.07	49.95	8.240	593	95.00	360	360	0
Missouri	1	95,400.00	0.05	37.42	9.600	694	90.00	360	360	0
Total:	**573**	**$175,165,030.64**	**100.00%**	**41.81%**	**6.733%**	**638**	**79.92%**	**360**	**360**	**0**

17. Gross Margin

Gross Margin	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2.501% to 3.000%	2	$570,400.00	0.34%	38.76%	5.611%	663	80.00%	360	360	0
3.001% to 3.500%	12	4,202,070.00	2.49	47.05	5.701	681	77.27	360	360	0
3.501% to 4.000%	50	16,169,779.00	9.59	42.17	5.841	681	78.12	360	360	0
4.001% to 4.500%	89	28,257,506.20	16.75	40.97	6.289	657	73.43	360	360	0
4.501% to 5.000%	143	46,712,525.00	27.69	42.33	6.643	639	78.96	360	360	0
5.001% to 5.500%	127	37,107,040.00	22.00	42.24	6.990	622	83.07	360	360	0
5.501% to 6.000%	83	25,941,700.54	15.38	41.13	7.328	615	83.52	360	359	1
6.001% to 6.500%	37	8,147,194.90	4.83	41.56	7.872	603	86.78	360	359	1
6.501% to 7.000%	4	1,356,775.00	0.80	36.45	7.565	629	87.33	360	358	2
7.001% to 7.500%	2	202,750.00	0.12	41.02	8.695	637	92.65	360	360	0
Total:	**549**	**$168,667,740.64**	**100.00%**	**41.90%**	**6.731%**	**638**	**79.98%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. *Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed* herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any *securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy* of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Group 2 - IO LOANS

18. Initial Periodic Rate Cap

Initial Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000%	1	$336,000.00	0.20%	43.54%	7.420%	579	79.06%	360	358	2
3.000%	548	168,331,740.64	99.80	41.90	6.730	638	79.98	360	360	0
Total:	**549**	**$168,667,740.64**	**100.00%**	**41.90%**	**6.731%**	**638**	**79.98%**	**360**	**360**	**0**

19. Subsequent Periodic Rate Cap

Subsequent Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000%	548	$168,442,768.23	99.87%	41.92%	6.730%	638	79.96%	360	360	0
2.000%	1	224,972.41	0.13	24.62	7.250	628	91.84	360	355	5
Total:	**549**	**$168,667,740.64**	**100.00%**	**41.90%**	**6.731%**	**638**	**79.98%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

20. Maximum Loan Rate

Maximum Loan Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.501% to 11.000%	1	$540,000.00	0.32%	48.79%	5.000%	682	80.00%	360	360	0
11.001% to 11.500%	21	6,205,714.40	3.68	43.77	5.292	664	75.27	360	360	0
11.501% to 12.000%	73	25,473,930.80	15.10	42.30	5.855	663	75.71	360	360	0
12.001% to 12.500%	105	34,266,207.00	20.32	40.65	6.310	643	77.46	360	360	0
12.501% to 13.000%	169	52,467,669.20	31.11	42.04	6.806	638	80.27	360	360	0
13.001% to 13.500%	85	25,000,111.95	14.82	42.29	7.301	626	82.66	360	360	0
13.501% to 14.000%	64	18,832,941.00	11.17	41.91	7.718	614	85.03	360	360	0
14.001% to 14.500%	20	3,563,316.29	2.11	45.13	8.194	593	88.38	360	360	0
14.501% to 15.000%	10	2,222,450.00	1.32	37.48	8.685	593	87.40	360	360	0
15.501% to 16.000%	1	95,400.00	0.06	37.42	9.600	694	90.00	360	360	0
Total:	**549**	**$168,667,740.64**	**100.00%**	**41.90%**	**6.731%**	**638**	**79.98%**	**360**	**360**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is *not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does* not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Group 2 - IO LOANS

21. Minimum Loan Rate

Minimum Loan Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.501% - 5.000%	1	$540,000.00	0.32%	48.79%	5.000%	682	80.00%	360	360	0
5.001% - 5.500%	21	6,205,714.40	3.68	43.77	5.292	664	75.27	360	360	0
5.501% - 6.000%	73	25,473,930.80	15.10	42.30	5.855	663	75.71	360	360	0
6.001% - 6.500%	105	34,266,207.00	20.32	40.65	6.310	643	77.46	360	360	0
6.501% - 7.000%	169	52,467,669.20	31.11	42.04	6.806	638	80.27	360	360	0
7.001% - 7.500%	85	25,000,111.95	14.82	42.29	7.301	626	82.66	360	360	0
7.501% - 8.000%	64	18,832,941.00	11.17	41.91	7.718	614	85.03	360	360	0
8.001% - 8.500%	20	3,563,316.29	2.11	45.13	8.194	593	88.38	360	360	0
8.501% - 9.000%	10	2,222,450.00	1.32	37.48	8.685	593	87.40	360	360	0
9.501% - 10.000%	1	95,400.00	0.06	37.42	9.600	694	90.00	360	360	0
Total:	**549**	**$168,667,740.64**	**100.00%**	**41.90%**	**6.731%**	**638**	**79.98%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Group 2 - IO LOANS

22. Month of Next Interest Rate Adjustment

Month of Next Interest Rate Adjustment	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2006-12	2	$594,150.00	0.35%	40.50%	7.233%	704	81.68%	360	354	6
2007-01	4	2,162,600.00	1.28	43.72	7.001	613	80.80	360	355	5
2007-02	3	813,606.00	0.48	49.03	6.730	590	73.49	360	356	4
2007-03	14	4,178,153.20	2.48	39.69	7.146	602	81.23	360	357	3
2007-04	7	2,267,450.00	1.34	44.95	6.752	646	82.41	360	358	2
2007-05	28	8,308,172.60	4.93	42.55	6.584	659	79.67	360	359	1
2007-06	374	117,055,353.20	69.40	41.57	6.771	638	80.50	360	360	0
2007-07	69	18,487,097.40	10.96	41.50	6.624	630	79.93	360	360	0
2008-01	1	224,972.41	0.13	24.62	7.250	628	91.84	360	355	5
2008-04	2	365,118.83	0.22	49.89	7.466	661	80.00	360	358	2
2008-05	6	1,644,063.00	0.97	44.72	6.237	667	74.57	360	359	1
2008-06	36	11,349,504.00	6.73	43.48	6.447	651	76.63	360	360	0
2008-07	2	896,000.00	0.53	48.89	6.602	581	75.67	360	360	0
2020-04	1	321,500.00	0.19	59.60	5.725	601	26.79	360	358	2
Total:	**549**	**$168,667,740.64**	**100.00%**	**41.90%**	**6.731%**	**638**	**79.98%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does *not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to* securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Group 2 - IO LOANS

23. DTI

DTI	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
N/A	11	$3,253,713.40	1.86%	0.00%	6.469%	646	81.85%	360	360	0
>5.00 <= 10.00	1	167,000.00	0.10	9.45	5.800	591	37.11	360	360	0
>10.00 <=15.00	3	630,200.00	0.36	13.77	6.943	603	74.43	360	360	0
>15.00 <= 20.00	11	3,814,814.20	2.18	18.01	6.323	643	75.30	360	360	0
>20.00 <= 25.00	21	6,007,013.41	3.43	22.86	6.737	630	70.05	360	359	1
>25.00 <= 30.00	39	11,805,530.29	6.74	27.53	6.752	632	78.45	360	360	0
>30.00 <= 35.00	42	12,223,810.00	6.98	33.19	6.677	634	76.22	360	360	0
>35.00 <= 40.00	89	27,075,640.00	15.46	37.52	6.808	640	81.55	360	360	0
>40.00 <= 45.00	118	37,599,196.00	21.47	42.29	6.797	644	81.81	360	360	0
>45.00 <= 50.00	129	40,771,395.20	23.28	47.64	6.760	637	80.80	360	360	0
>50.00 <= 55.00	87	25,341,439.00	14.47	52.01	6.682	634	80.34	360	360	0
>55.00	22	6,475,279.14	3.70	57.72	6.532	647	77.15	360	360	0
Total:	**573**	**$175,165,030.64**	**100.00%**	**41.81%**	**6.733%**	**638**	**79.92%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
IO LOANS

1. Current Mortgage Rate

Current Mortgage Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.501% to 5.000%	2	$688,000.00	0.34%	43.86%	4.946%	672	80.00%	360	360	0
5.001% to 5.500%	33	8,590,210.40	4.29	42.39	5.295	670	74.89	360	360	0
5.501% to 6.000%	95	31,301,280.80	15.63	41.87	5.853	664	76.44	360	360	0
6.001% to 6.500%	147	44,023,886.86	21.98	40.18	6.305	646	78.19	360	360	0
6.501% to 7.000%	199	59,009,799.20	29.46	41.66	6.806	640	80.45	360	360	0
7.001% to 7.500%	104	29,275,761.95	14.62	41.49	7.298	630	83.02	360	360	0
7.501% to 8.000%	74	21,052,390.94	10.51	41.80	7.728	617	85.42	360	360	0
8.001% to 8.500%	22	4,022,006.29	2.01	44.84	8.186	600	87.83	360	359	1
8.501% to 9.000%	10	2,222,450.00	1.11	37.48	8.685	593	87.40	360	360	0
9.501% to 10.000%	1	95,400.00	0.05	37.42	9.600	694	90.00	360	360	0
Total:	**687**	**$200,281,186.44**	**100.00%**	**41.41%**	**6.694%**	**641**	**80.21%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
IO LOANS

2. Original Combined LTV

Original Combined LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
20.01% to 25.00%	1	$362,500.00	0.18%	31.51%	6.100%	648	25.00%	360	360	0
25.01% to 30.00%	2	671,500.00	0.34	54.20	6.124	615	26.86	360	359	1
30.01% to 35.00%	1	266,000.00	0.13	15.65	5.900	687	32.22	360	360	0
35.01% to 40.00%	3	702,000.00	0.35	22.74	6.116	590	38.45	360	360	0
40.01% to 45.00%	1	310,000.00	0.15	41.40	5.700	662	41.89	360	360	0
45.01% to 50.00%	5	913,011.20	0.46	38.43	5.870	640	47.65	360	360	0
50.01% to 55.00%	8	2,667,000.00	1.33	29.47	6.658	635	52.24	360	360	0
55.01% to 60.00%	16	4,751,000.00	2.37	36.69	6.311	612	58.49	360	360	0
60.01% to 65.00%	21	6,091,245.00	3.04	38.81	6.324	624	63.05	360	360	0
65.01% to 70.00%	37	12,011,110.00	6.00	40.13	6.493	634	69.09	360	360	0
70.01% to 75.00%	53	17,602,500.00	8.79	43.25	6.595	627	73.90	360	360	0
75.01% to 80.00%	267	76,104,645.69	38.00	41.74	6.562	653	79.66	360	360	0
80.01% to 85.00%	91	24,957,573.20	12.46	42.24	6.756	631	84.39	360	360	0
85.01% to 90.00%	101	30,913,600.00	15.44	41.97	6.928	642	89.65	360	360	0
90.01% to 95.00%	78	21,572,601.35	10.77	41.80	7.245	638	94.36	360	360	0
95.01% to 100.00%	2	384,900.00	0.19	42.97	6.877	695	100.00	360	359	1
Total:	**687**	**$200,281,186.44**	**100.00%**	**41.41%**	**6.694%**	**641**	**80.21%**	**360**	**360**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. *The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes.* The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
IO LOANS

3. Statistical Cut-Off Balance

Statistical Cut-Off Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
50,000.01 to 75,000.00	1	$62,080.00	0.03%	31.78%	6.800%	737	80.00%	360	359	1
75,000.01 to 100,000.00	16	1,511,132.15	0.75	37.72	7.250	639	80.67	360	359	1
100,000.01 to 125,000.00	35	3,886,724.00	1.94	41.07	7.140	636	82.70	360	360	0
125,000.01 to 150,000.00	51	7,095,543.14	3.54	37.08	6.848	638	80.57	360	360	0
150,000.01 to 175,000.00	49	8,036,382.20	4.01	40.38	6.747	631	79.99	360	360	0
175,000.01 to 200,000.00	64	11,951,459.00	5.97	40.78	6.930	643	80.43	360	360	0
200,000.01 to 225,000.00	61	13,010,309.41	6.50	39.76	6.710	628	78.30	360	360	0
225,000.01 to 250,000.00	60	14,277,065.00	7.13	41.53	6.730	641	79.71	360	360	0
250,000.01 to 275,000.00	61	15,977,470.54	7.98	42.22	6.701	626	77.87	360	360	0
275,000.01 to 300,000.00	44	12,657,305.60	6.32	44.05	6.622	643	81.52	360	360	0
300,000.01 to 325,000.00	40	12,490,450.00	6.24	41.26	6.508	655	79.55	360	360	0
325,000.01 to 350,000.00	36	12,152,761.00	6.07	43.87	6.456	654	79.44	360	360	0
350,000.01 to 375,000.00	15	5,490,750.00	2.74	44.27	6.644	661	80.58	360	360	0
375,000.01 to 400,000.00	26	10,081,346.00	5.03	43.54	6.783	649	81.76	360	359	1
400,000.01 to 425,000.00	27	11,154,580.00	5.57	40.09	6.894	651	84.79	360	360	0
425,000.01 to 450,000.00	18	7,936,400.00	3.96	41.26	6.558	648	81.83	360	360	0
450,000.01 to 475,000.00	8	3,709,700.00	1.85	37.95	6.821	633	82.95	360	360	0
475,000.01 to 500,000.00	13	6,380,000.00	3.19	45.83	6.593	633	82.92	360	360	0
500,000.01 to 525,000.00	10	5,184,338.40	2.59	43.69	6.312	667	84.94	360	360	0
525,000.01 to 550,000.00	11	5,901,600.00	2.95	43.21	6.466	644	87.15	360	360	0
550,000.01 to 575,000.00	2	1,119,800.00	0.56	44.69	7.195	698	89.87	360	360	0
575,000.01 to 600,000.00	5	2,972,100.00	1.48	40.98	6.756	626	81.00	360	360	0
600,000.01 to 625,000.00	3	1,827,000.00	0.91	38.98	6.918	631	80.77	360	360	0
625,000.01 to 650,000.00	9	5,736,990.00	2.86	39.91	6.729	640	78.67	360	360	0
650,000.01 to 675,000.00	4	2,640,750.00	1.32	42.68	6.440	611	81.61	360	359	1

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such *assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees,* including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
IO LOANS

3. Statistical Cut-Off Balance (continue)

Statistical Cut-Off Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
675,000.01 to 700,000.00	1	680,000.00	0.34	41.57	6.650	639	85.00	360	360	0
700,000.01 to 725,000.00	1	717,500.00	0.36	34.46	5.990	652	70.00	360	360	0
725,000.01 to 750,000.00	1	750,000.00	0.37	50.87	6.550	603	75.00	360	360	0
750,000.01 to 775,000.00	2	1,544,550.00	0.77	43.24	6.162	605	71.66	360	360	0
800,000.01 or greater	13	13,345,100.00	6.66	37.09	6.769	637	72.33	360	359	1
Total:	**687**	**$200,281,186.44**	**100.00%**	**41.41%**	**6.694%**	**641**	**80.21%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. *This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy* of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
IO LOANS

4. Original Term

Original Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
360	687	$200,281,186.44	100.00%	41.41%	6.694%	641	80.21%	360	360	0
Total:	**687**	**$200,281,186.44**	**100.00%**	**41.41%**	**6.694%**	**641**	**80.21%**	**360**	**360**	**0**

5. Remaining Term

Remaining Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
351 to 355	7	$2,981,722.41	1.49%	41.64%	7.066%	632	81.81%	360	355	5
356 to 360	680	197,299,464.03	98.51	41.40	6.689	641	80.19	360	360	0
Total:	**687**	**$200,281,186.44**	**100.00%**	**41.41%**	**6.694%**	**641**	**80.21%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is *not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does* not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
IO LOANS

6. FICO Score

FICO Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
751 to 800	16	$4,104,800.00	2.05%	42.51%	6.083%	770	79.90%	360	359	1
701 to 750	49	14,555,652.20	7.27	41.14	6.287	720	82.22	360	360	0
651 to 700	181	55,674,823.74	27.80	41.48	6.480	671	81.09	360	360	0
601 to 650	315	90,713,020.30	45.29	41.29	6.780	627	80.32	360	360	0
551 to 600	119	33,267,435.20	16.61	41.68	7.008	587	77.42	360	360	0
501 to 550	7	1,965,455.00	0.98	40.03	7.810	523	83.54	360	360	0
Total:	**687**	**$200,281,186.44**	**100.00%**	**41.41%**	**6.694%**	**641**	**80.21%**	**360**	**360**	**0**

7. Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
A	10	$4,478,180.00	2.24%	41.07%	7.290%	602	74.40%	360	360	0
AA	59	17,620,055.00	8.80	41.72	7.059	621	82.69	360	360	0
AA+	617	178,037,951.44	88.89	41.39	6.642	644	80.10	360	360	0
B	1	145,000.00	0.07	33.09	8.700	588	90.63	360	360	0
Total:	**687**	**$200,281,186.44**	**100.00%**	**41.41%**	**6.694%**	**641**	**80.21%**	**360**	**360**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
IO LOANS

8. Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Single Family	492	$150,101,948.64	74.95%	40.86%	6.662%	638	79.47%	360	360	0
PUD	82	21,436,001.26	10.70	41.23	6.874	629	82.68	360	360	0
Low Rise Condo	69	14,298,168.00	7.14	44.80	6.711	669	81.67	360	360	0
2-4 Family	39	13,490,368.54	6.74	44.01	6.732	668	82.45	360	360	0
High Rise Condo	5	954,700.00	0.48	43.88	7.051	644	87.89	360	360	0
Total:	**687**	**$200,281,186.44**	**100.00%**	**41.41%**	**6.694%**	**641**	**80.21%**	**360**	**360**	**0**

9. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	679	$198,311,586.44	99.02%	41.38%	6.698%	641	80.22%	360	360	0
Second Home	3	1,035,500.00	0.52	45.79	5.574	708	80.94	360	360	0
Non-Owner Occupied	5	934,100.00	0.47	41.86	7.181	660	77.13	360	359	1
Total:	**687**	**$200,281,186.44**	**100.00%**	**41.41%**	**6.694%**	**641**	**80.21%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
IO LOANS

10. Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Stated Income	306	$101,819,533.60	50.84%	40.27%	6.767%	652	78.51%	360	360	0
Full	378	97,757,952.84	48.81	42.61	6.613	630	81.94	360	360	0
Limited Income	3	703,700.00	0.35	38.23	7.590	646	87.43	360	360	0
Total:	**687**	**$200,281,186.44**	**100.00%**	**41.41%**	**6.694%**	**641**	**80.21%**	**360**	**360**	**0**

11. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
C/O Refi	521	$156,573,695.14	78.18%	40.88%	6.726%	636	79.89%	360	360	0
Purchase	133	33,243,569.89	16.60	43.63	6.506	664	81.11	360	359	1
R/T Refi	33	10,463,921.41	5.22	42.23	6.824	645	82.25	360	359	1
Total:	**687**	**$200,281,186.44**	**100.00%**	**41.41%**	**6.694%**	**641**	**80.21%**	**360**	**360**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does *not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to* securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
IO LOANS

12. Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2/28 ARM with 5yr IO	602	$176,341,430.20	88.05%	41.32%	6.720%	640	80.74%	360	360	0
3/27 ARM with 5yr IO	60	17,120,966.24	8.55	42.66	6.414	651	76.46	360	360	0
30 Year Fixed with 5yr IO	24	6,497,290.00	3.24	39.35	6.793	640	78.37	360	360	0
15/15 ARM with 5yr IO	1	321,500.00	0.16	59.60	5.725	601	26.79	360	358	2
Total:	**687**	**$200,281,186.44**	**100.00%**	**41.41%**	**6.694%**	**641**	**80.21%**	**360**	**360**	**0**

13. Interest Only Loans

Interest Only Loans	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Interest Only	687	$200,281,186.44	100.00%	41.41%	6.694%	641	80.21%	360	360	0
Total:	**687**	**$200,281,186.44**	**100.00%**	**41.41%**	**6.694%**	**641**	**80.21%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does *not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to* securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to *securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed* herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

14. LIEN

LIEN	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	687	$200,281,186.44	100.00%	41.41%	6.694%	641	80.21%	360	360	0
Total:	**687**	**$200,281,186.44**	**100.00%**	**41.41%**	**6.694%**	**641**	**80.21%**	**360**	**360**	**0**

---

15. Prepayment Penalty Term (Months)

Prepayment Penalty Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	132	$40,549,436.94	20.25%	41.11%	6.922%	638	77.90%	360	360	0
12	46	15,080,760.00	7.53	42.38	6.776	642	78.33	360	360	0
24	451	128,139,884.80	63.98	41.39	6.647	641	81.41	360	360	0
36	58	16,511,104.70	8.24	41.35	6.433	651	78.29	360	360	0
Total:	**687**	**$200,281,186.44**	**100.00%**	**41.41%**	**6.694%**	**641**	**80.21%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the *Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to* securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
IO LOANS

16. State or Territory

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	248	$83,360,586.40	41.62%	42.46%	6.453%	649	80.49%	360	360	0
Florida	70	19,013,261.15	9.49	37.33	6.887	628	81.17	360	360	0
Massachusetts	50	16,130,427.20	8.05	40.82	6.784	645	79.87	360	360	0
New York	36	12,782,390.00	6.38	42.57	6.669	639	76.28	360	360	0
New Jersey	32	10,609,591.00	5.30	41.10	7.055	621	77.00	360	360	0
Virginia	24	6,703,550.00	3.35	38.65	6.989	630	77.14	360	360	0
Colorado	26	5,584,250.00	2.79	40.57	6.812	642	85.84	360	360	0
Washington	19	4,538,000.00	2.27	46.20	6.841	630	82.82	360	360	0
Arizona	22	4,129,090.00	2.06	35.69	6.926	637	76.28	360	360	0
Nevada	18	4,117,641.60	2.06	43.96	6.631	645	79.80	360	360	0
Maryland	13	3,891,275.00	1.94	41.76	7.098	618	84.24	360	360	0
Hawaii	9	3,811,250.00	1.90	42.19	6.391	691	77.19	360	360	0
Rhode Island	13	3,559,200.00	1.78	39.39	6.649	628	80.13	360	359	1
Illinois	12	3,019,508.54	1.51	45.59	7.017	633	78.83	360	360	0
Minnesota	11	2,950,350.00	1.47	43.90	7.128	636	84.02	360	360	0
Georgia	12	2,448,850.00	1.22	43.66	7.179	614	81.86	360	359	1
Michigan	14	2,281,648.00	1.14	42.86	6.883	648	85.83	360	360	0
Ohio	9	1,622,950.00	0.81	38.43	6.781	648	88.54	360	360	0
Connecticut	6	1,609,700.00	0.80	42.27	6.657	646	85.37	360	360	0
Pennsylvania	4	1,305,800.00	0.65	43.74	7.032	623	84.24	360	360	0
North Carolina	6	969,614.20	0.48	35.18	6.969	652	77.19	360	360	0
District of Columbia	2	940,000.00	0.47	25.77	6.450	600	54.84	360	360	0
Oregon	5	816,800.00	0.41	44.08	6.757	636	78.71	360	360	0
Texas	3	801,700.00	0.40	46.23	7.342	656	84.81	360	359	1
Tennessee	5	703,972.35	0.35	36.90	7.244	654	86.46	360	358	2

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

16. State or Territory (continue)

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
New Hampshire	4	621,100.00	0.31	39.99	6.945	649	81.33	360	360	0
South Carolina	3	486,856.00	0.24	48.31	7.892	596	85.35	360	358	2
Wyoming	3	290,375.00	0.14	42.61	7.698	590	87.55	360	359	1
Wisconsin	1	255,000.00	0.13	33.90	6.900	690	75.00	360	360	0
Kentucky	2	232,400.00	0.12	31.54	6.856	699	91.77	360	359	1
Montana	1	180,800.00	0.09	37.46	7.950	660	80.00	360	359	1
Maine	1	171,200.00	0.09	42.03	6.650	594	69.59	360	360	0
Utah	1	126,000.00	0.06	32.34	7.375	553	90.00	360	360	0
Idaho	1	120,650.00	0.06	49.95	8.240	593	95.00	360	360	0
Missouri	1	95,400.00	0.05	37.42	9.600	694	90.00	360	360	0
Total:	**687**	**$200,281,186.44**	**100.00%**	**41.41%**	**6.694%**	**641**	**80.21%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any *securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy* of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

17. Gross Margin

Gross Margin	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2.501% to 3.000%	2	$570,400.00	0.29%	38.76%	5.611%	663	80.00%	360	360	0
3.001% to 3.500%	20	5,998,470.00	3.10	44.80	5.667	682	76.03	360	360	0
3.501% to 4.000%	67	19,672,563.00	10.15	41.49	5.809	681	77.95	360	360	0
4.001% to 4.500%	119	34,512,306.20	17.81	40.60	6.275	660	74.52	360	360	0
4.501% to 5.000%	171	53,118,846.86	27.41	41.98	6.618	641	79.56	360	360	0
5.001% to 5.500%	149	42,397,590.00	21.88	41.65	6.994	626	83.54	360	360	0
5.501% to 6.000%	88	26,853,500.48	13.86	40.78	7.338	617	83.78	360	359	1
6.001% to 6.500%	40	8,758,694.90	4.52	41.58	7.858	605	86.91	360	359	1
6.501% to 7.000%	5	1,698,775.00	0.88	38.98	7.590	632	88.88	360	358	2
7.001% to 7.500%	2	202,750.00	0.10	41.02	8.695	637	92.65	360	360	0
Total:	**663**	**$193,783,896.44**	**100.00%**	**41.47%**	**6.691%**	**641**	**80.27%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, *including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the* Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy *of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.*

18. Initial Periodic Rate Cap

Initial Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000%	1	$336,000.00	0.17%	43.54%	7.420%	579	79.06%	360	358	2
3.000%	662	193,447,896.44	99.83	41.47	6.690	641	80.28	360	360	0
Total:	**663**	**$193,783,896.44**	**100.00%**	**41.47%**	**6.691%**	**641**	**80.27%**	**360**	**360**	**0**

19. Subsequent Periodic Rate Cap

Subsequent Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000%	662	$193,558,924.03	99.88%	41.49%	6.690%	641	80.26%	360	360	0
2.000%	1	224,972.41	0.12	24.62	7.250	628	91.84	360	355	5
Total:	**663**	**$193,783,896.44**	**100.00%**	**41.47%**	**6.691%**	**641**	**80.27%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. *Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any* securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
IO LOANS

20. Maximum Loan Rate

Maximum Loan Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.501% to 11.000%	2	$688,000.00	0.36%	43.86%	4.946%	672	80.00%	360	360	0
11.001% to 11.500%	33	8,590,210.40	4.43	42.39	5.295	670	74.89	360	360	0
11.501% to 12.000%	94	30,642,530.80	15.81	41.75	5.850	665	76.25	360	360	0
12.001% to 12.500%	139	42,040,886.86	21.69	40.64	6.310	647	78.50	360	360	0
12.501% to 13.000%	192	56,864,249.20	29.34	41.70	6.804	640	80.46	360	360	0
13.001% to 13.500%	101	28,751,511.95	14.84	41.36	7.298	630	83.18	360	360	0
13.501% to 14.000%	71	20,325,340.94	10.49	41.71	7.726	617	85.44	360	360	0
14.001% to 14.500%	20	3,563,316.29	1.84	45.13	8.194	593	88.38	360	360	0
14.501% to 15.000%	10	2,222,450.00	1.15	37.48	8.685	593	87.40	360	360	0
15.501% to 16.000%	1	95,400.00	0.05	37.42	9.600	694	90.00	360	360	0
Total:	**663**	**$193,783,896.44**	**100.00%**	**41.47%**	**6.691%**	**641**	**80.27%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
IO LOANS

21. Minimum Loan Rate

Minimum Loan Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.501% - 5.000%	2	$688,000.00	0.36%	43.86%	4.946%	672	80.00%	360	360	0
5.001% - 5.500%	33	8,590,210.40	4.43	42.39	5.295	670	74.89	360	360	0
5.501% - 6.000%	94	30,642,530.80	15.81	41.75	5.850	665	76.25	360	360	0
6.001% - 6.500%	139	42,040,886.86	21.69	40.64	6.310	647	78.50	360	360	0
6.501% - 7.000%	192	56,864,249.20	29.34	41.70	6.804	640	80.46	360	360	0
7.001% - 7.500%	101	28,751,511.95	14.84	41.36	7.298	630	83.18	360	360	0
7.501% - 8.000%	71	20,325,340.94	10.49	41.71	7.726	617	85.44	360	360	0
8.001% - 8.500%	20	3,563,316.29	1.84	45.13	8.194	593	88.38	360	360	0
8.501% - 9.000%	10	2,222,450.00	1.15	37.48	8.685	593	87.40	360	360	0
9.501% - 10.000%	1	95,400.00	0.05	37.42	9.600	694	90.00	360	360	0
Total:	**663**	**$193,783,896.44**	**100.00%**	**41.47%**	**6.691%**	**641**	**80.27%**	**360**	**360**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
IO LOANS

22. Month of Next Interest Rate Adjustment

Month of Next Interest Rate Adjustment	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2006-12	2	$594,150.00	0.31%	40.50%	7.233%	704	81.68%	360	354	6
2007-01	4	2,162,600.00	1.12	43.72	7.001	613	80.80	360	355	5
2007-02	4	910,527.86	0.47	48.53	6.706	598	74.18	360	356	4
2007-03	14	4,178,153.20	2.16	39.69	7.146	602	81.23	360	357	3
2007-04	8	2,372,350.00	1.22	44.94	6.779	650	83.19	360	358	2
2007-05	38	10,264,852.54	5.30	41.19	6.651	662	80.22	360	359	1
2007-06	445	132,728,449.20	68.49	41.31	6.720	641	80.75	360	360	0
2007-07	87	23,130,347.40	11.94	40.89	6.625	635	80.82	360	360	0
2008-01	1	224,972.41	0.12	24.62	7.250	628	91.84	360	355	5
2008-04	2	365,118.83	0.19	49.89	7.466	661	80.00	360	358	2
2008-05	6	1,644,063.00	0.85	44.72	6.237	667	74.57	360	359	1
2008-06	47	13,640,124.00	7.04	42.12	6.385	653	76.14	360	360	0
2008-07	4	1,246,688.00	0.64	47.03	6.502	606	78.55	360	360	0
2020-04	1	321,500.00	0.17	59.60	5.725	601	26.79	360	358	2
Total:	**663**	**$193,783,896.44**	**100.00%**	**41.47%**	**6.691%**	**641**	**80.27%**	**360**	**360**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

23. DTI

DTI	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
N/A	11	$3,253,713.40	1.62%	0.00%	6.469%	646	81.85%	360	360	0
>5.00 <= 10.00	1	167,000.00	0.08	9.45	5.800	591	37.11	360	360	0
>10.00 <=15.00	3	630,200.00	0.31	13.77	6.943	603	74.43	360	360	0
>15.00 <= 20.00	11	3,814,814.20	1.90	18.01	6.323	643	75.30	360	360	0
>20.00 <= 25.00	26	6,695,163.41	3.34	22.84	6.731	635	71.86	360	360	0
>25.00 <= 30.00	54	15,140,130.23	7.56	27.33	6.726	638	79.06	360	360	0
>30.00 <= 35.00	64	17,038,440.00	8.51	33.24	6.623	646	77.37	360	360	0
>35.00 <= 40.00	107	30,996,886.00	15.48	37.46	6.713	642	81.20	360	360	0
>40.00 <= 45.00	145	43,494,317.86	21.72	42.33	6.755	646	81.82	360	360	0
>45.00 <= 50.00	156	47,233,803.20	23.58	47.68	6.711	640	81.52	360	360	0
>50.00 <= 55.00	87	25,341,439.00	12.65	52.01	6.682	634	80.34	360	360	0
>55.00	22	6,475,279.14	3.23	57.72	6.532	647	77.15	360	360	0
Total:	**687**	**$200,281,186.44**	**100.00%**	**41.41%**	**6.694%**	**641**	**80.21%**	**360**	**360**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
MH LOANS

1. Current Mortgage Rate

Current Mortgage Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
6.001% to 6.500%	3	$640,000.00	7.39%	40.50%	6.333%	694	79.40%	360	360	0
6.501% to 7.000%	11	2,079,817.93	24.03	42.59	6.829	654	82.02	356	356	1
7.001% to 7.500%	8	1,243,783.41	14.37	45.06	7.331	647	81.58	360	359	1
7.501% to 8.000%	16	1,959,964.25	22.64	40.96	7.800	625	79.18	360	359	1
8.001% to 8.500%	10	964,268.28	11.14	42.00	8.177	641	78.25	360	359	1
8.501% to 9.000%	6	539,545.23	6.23	39.65	8.808	600	82.12	360	360	0
9.001% to 9.500%	2	197,304.61	2.28	32.11	9.279	619	84.44	360	359	1
9.501% to 10.000%	7	767,892.43	8.87	37.26	9.713	584	83.22	344	343	1
10.001% to 10.500%	1	62,972.43	0.73	36.21	10.050	600	75.00	360	359	1
10.501% to 11.000%	1	53,933.08	0.62	28.26	10.650	589	85.00	360	358	2
11.501% to 12.000%	2	145,979.52	1.69	43.53	11.682	624	85.00	360	359	1
Total:	**67**	**$8,655,461.17**	**100.00%**	**41.34%**	**7.799%**	**636**	**80.89%**	**358**	**357**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
MH LOANS

2. Original Combined LTV

Original Combined LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
35.01% to 40.00%	1	$90,000.00	1.04%	19.75%	7.590%	588	35.29%	360	360	0
55.01% to 60.00%	1	53,927.14	0.62	32.19	7.990	607	59.34	360	358	2
60.01% to 65.00%	2	175,829.72	2.03	36.66	7.446	656	64.91	360	359	1
65.01% to 70.00%	4	630,367.48	7.28	29.42	7.097	637	67.08	360	359	1
70.01% to 75.00%	10	1,044,299.57	12.07	42.73	8.071	625	74.50	360	359	1
75.01% to 80.00%	12	1,318,425.48	15.23	40.98	7.649	648	79.43	351	350	1
80.01% to 85.00%	35	4,781,099.77	55.24	42.80	7.950	630	84.95	358	358	1
85.01% to 90.00%	1	103,304.61	1.19	17.61	9.350	639	90.00	360	358	2
90.01% to 95.00%	1	458,207.40	5.29	52.89	6.800	697	91.80	360	358	2
Total:	**67**	**$8,655,461.17**	**100.00%**	**41.34%**	**7.799%**	**636**	**80.89%**	**358**	**357**	**1**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such *assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees,* including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
MH LOANS

3. Statistical Cut-Off Balance

Statistical Cut-Off Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
$50,000.01 to $75,000.00	18	$1,115,548.07	12.89%	39.12%	9.005%	633	78.12%	342	341	1
$75,000.01 to $100,000.00	9	788,066.43	9.10	41.76	8.792	607	77.43	360	359	1
$100,000.01 to $125,000.00	16	1,815,248.10	20.97	41.05	7.674	632	79.16	360	359	1
$125,000.01 to $150,000.00	5	679,383.84	7.85	41.22	7.561	641	78.85	360	359	1
$150,000.01 to $175,000.00	6	973,199.24	11.24	44.39	7.414	631	82.55	360	360	0
$175,000.01 to $200,000.00	2	388,800.00	4.49	41.07	7.223	622	84.89	360	360	0
$200,000.01 to $225,000.00	5	1,052,200.00	12.16	38.34	7.612	626	82.93	360	360	0
$250,000.01 to $275,000.00	3	769,025.55	8.88	34.53	7.952	631	79.39	360	360	0
$275,000.01 to $300,000.00	1	275,782.54	3.19	46.69	7.200	648	80.00	360	359	1
$325,000.01 to $350,000.00	1	340,000.00	3.93	45.76	6.500	711	85.00	360	360	0
$450,000.01 to $475,000.00	1	458,207.40	5.29	52.89	6.800	697	91.80	360	358	2
Total:	**67**	**$8,655,461.17**	**100.00%**	**41.34%**	**7.799%**	**636**	**80.89%**	**358**	**357**	**1**

---

4. Original Term

Original Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
180	1	$68,000.00	0.79%	28.91%	9.650%	599	78.16%	180	180	0
240	1	61,115.00	0.71	40.86	6.990	602	85.00	240	240	0
360	65	8,526,346.17	98.51	41.44	7.790	637	80.88	360	359	1
Total:	**67**	**$8,655,461.17**	**100.00%**	**41.34%**	**7.799%**	**636**	**80.89%**	**358**	**357**	**1**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to *securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed* herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
MH LOANS

5. Remaining Term

Remaining Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
176 to 180	1	$68,000.00	0.79%	28.91%	9.650%	599	78.16%	180	180	0
236 to 240	1	61,115.00	0.71	40.86	6.990	602	85.00	240	240	0
356 to 360	65	8,526,346.17	98.51	41.44	7.790	637	80.88	360	359	1
Total:	**67**	**$8,655,461.17**	**100.00%**	**41.34%**	**7.799%**	**636**	**80.89%**	**358**	**357**	**1**

6. FICO Score

FICO Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
751 to 800	2	$119,590.99	1.38%	48.50%	8.180%	786	72.98%	360	358	2
701 to 750	3	648,528.53	7.49	45.83	6.618	711	83.77	360	360	0
651 to 700	11	1,814,152.82	20.96	44.04	7.137	675	82.49	360	359	1
601 to 650	35	4,486,670.91	51.84	40.76	7.951	626	80.95	358	358	1
551 to 600	15	1,416,517.92	16.37	37.12	8.454	589	77.49	351	351	0
501 to 550	1	170,000.00	1.96	40.84	9.600	503	85.00	360	360	0
Total:	**67**	**$8,655,461.17**	**100.00%**	**41.34%**	**7.799%**	**636**	**80.89%**	**358**	**357**	**1**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

7. Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
A	7	$1,017,659.70	11.76%	37.99%	8.196%	611	79.53%	360	360	0
AA	7	883,629.37	10.21	46.54	8.286	601	82.77	360	359	1
AA+	49	6,310,469.41	72.91	41.39	7.529	647	80.90	357	356	1
B	3	371,702.69	4.29	36.95	9.719	615	81.28	360	359	1
C	1	72,000.00	0.83	43.24	9.900	602	73.47	360	360	0
Total:	**67**	**$8,655,461.17**	**100.00%**	**41.34%**	**7.799%**	**636**	**80.89%**	**358**	**357**	**1**

8. Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
MF Housing	67	$8,655,461.17	100.00%	41.34%	7.799%	636	80.89%	358	357	1
Total:	**67**	**$8,655,461.17**	**100.00%**	**41.34%**	**7.799%**	**636**	**80.89%**	**358**	**357**	**1**

9. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	67	$8,655,461.17	100.00%	41.34%	7.799%	636	80.89%	358	357	1
Total:	**67**	**$8,655,461.17**	**100.00%**	**41.34%**	**7.799%**	**636**	**80.89%**	**358**	**357**	**1**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is *not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does* not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, *including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the* Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

10. Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full	65	$8,404,711.17	97.10%	41.02%	7.797%	635	80.93%	358	357	1
Limited Income	2	250,750.00	2.90	52.04	7.861	674	79.43	360	360	0
Total:	**67**	**$8,655,461.17**	**100.00%**	**41.34%**	**7.799%**	**636**	**80.89%**	**358**	**357**	**1**

11. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
C/O Refi	43	$6,008,676.77	69.42%	40.16%	7.779%	628	79.96%	357	356	0
Purchase	17	1,414,064.78	16.34	43.17	8.387	656	81.09	360	358	2
R/T Refi	7	1,232,719.62	14.24	45.02	7.221	654	85.17	360	359	1
Total:	**67**	**$8,655,461.17**	**100.00%**	**41.34%**	**7.799%**	**636**	**80.89%**	**358**	**357**	**1**

12. Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2/28 ARM	47	$6,727,246.13	77.72%	41.98%	7.685%	635	81.18%	360	359	1
3/27 ARM	6	915,488.85	10.58	40.48	7.309	660	82.04	360	359	1
30 Year Fixed	12	883,611.19	10.21	38.38	9.085	624	77.36	360	359	1
15 Year Fixed	1	68,000.00	0.79	28.91	9.650	599	78.16	180	180	0
20 Year Fixed	1	61,115.00	0.71	40.86	6.990	602	85.00	240	240	0
Total:	**67**	**$8,655,461.17**	**100.00%**	**41.34%**	**7.799%**	**636**	**80.89%**	**358**	**357**	**1**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

13. Interest Only Loans

Interest Only Loans	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Not Interest Only	67	$8,655,461.17	100.00%	41.34%	7.799%	636	80.89%	358	357	1
Total:	**67**	**$8,655,461.17**	**100.00%**	**41.34%**	**7.799%**	**636**	**80.89%**	**358**	**357**	**1**

14. LIEN

LIEN	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	67	$8,655,461.17	100.00%	41.34%	7.799%	636	80.89%	358	357	1
Total:	**67**	**$8,655,461.17**	**100.00%**	**41.34%**	**7.799%**	**636**	**80.89%**	**358**	**357**	**1**

15. Prepayment Penalty Term (Months)

Prepayment Penalty Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	10	$786,966.20	9.09%	37.63%	9.091%	620	78.53%	360	359	1
12	2	222,502.16	2.57	43.76	7.578	623	85.00	327	326	1
24	41	6,105,853.39	70.54	42.33	7.608	636	81.25	360	359	1
36	14	1,540,139.42	17.79	38.98	7.926	646	80.03	352	351	1
Total:	**67**	**$8,655,461.17**	**100.00%**	**41.34%**	**7.799%**	**636**	**80.89%**	**358**	**357**	**1**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, *including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the* Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
MH LOANS

16. State or Territory

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	12	$2,471,997.93	28.56%	41.56%	6.897%	661	79.72%	360	359	1
Colorado	6	1,150,362.08	13.29	41.66	7.416	624	81.58	360	360	0
Washington	5	755,011.22	8.72	41.56	7.831	623	82.07	360	359	1
Florida	9	750,812.76	8.67	42.45	8.477	648	78.30	360	359	1
Oregon	4	449,943.00	5.20	42.17	7.716	650	78.81	360	359	1
Arizona	3	336,241.55	3.88	42.10	7.584	641	82.23	360	359	1
Nevada	2	327,250.00	3.78	44.83	6.945	663	85.00	360	360	0
Michigan	3	319,931.71	3.70	45.01	8.041	607	83.40	360	360	0
Minnesota	1	258,275.55	2.98	37.58	9.600	616	85.00	360	359	1
Virginia	2	232,972.43	2.69	39.58	9.722	529	82.30	360	360	0
North Carolina	3	193,909.68	2.24	37.94	9.296	604	80.91	360	357	3
Georgia	3	185,429.37	2.14	39.57	9.814	625	78.21	360	359	1
Ohio	2	175,012.90	2.02	38.45	8.054	620	82.34	290	289	1
Wyoming	1	127,500.00	1.47	36.85	7.850	591	85.00	360	360	0
Iowa	1	119,922.54	1.39	40.64	8.190	638	68.30	360	359	1
Wisconsin	1	112,400.00	1.30	45.47	7.750	615	78.60	360	360	0
South Carolina	1	103,304.61	1.19	17.61	9.350	639	90.00	360	358	2
Utah	1	95,200.00	1.10	52.61	8.600	582	85.00	360	360	0
Louisiana	1	86,479.52	1.00	47.00	11.600	629	85.00	360	358	2
Oklahoma	1	76,307.87	0.88	48.81	7.800	622	85.00	360	358	2
Maine	1	72,000.00	0.83	43.24	9.900	602	73.47	360	360	0
Tennessee	1	71,020.18	0.82	25.88	8.350	654	80.00	360	358	2
Delaware	1	64,661.27	0.75	45.56	7.950	775	80.00	360	358	2
New York	1	61,115.00	0.71	40.86	6.990	602	85.00	240	240	0
Arkansas	1	58,400.00	0.67	28.24	8.800	588	80.00	360	360	0
Total:	**67**	**$8,655,461.17**	**100.00%**	**41.34%**	**7.799%**	**636**	**80.89%**	**358**	**357**	**1**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. *This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy* of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

17. Gross Margin

Gross Margin	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
3.501% to 4.000%	2	$500,000.00	6.54%	43.99%	6.356%	713	83.40%	360	360	0
4.001% to 4.500%	10	1,994,290.70	26.09	42.21	6.878	660	81.90	360	359	1
4.501% to 5.000%	13	1,959,899.07	25.64	41.63	7.396	634	78.08	360	359	1
5.001% to 5.500%	14	1,818,227.08	23.79	41.38	8.076	628	82.08	360	360	0
5.501% to 6.000%	6	655,368.18	8.58	43.28	8.433	607	80.32	360	359	1
6.001% to 6.500%	1	110,307.99	1.44	51.10	7.990	636	85.00	360	358	2
6.501% to 7.000%	6	518,162.44	6.78	35.47	9.464	576	86.00	360	359	1
7.501% to 8.000%	1	86,479.52	1.13	47.00	11.600	629	85.00	360	358	2
Total:	**53**	**$7,642,734.98**	**100.00%**	**41.80%**	**7.640%**	**638**	**81.29%**	**360**	**359**	**1**

18. Initial Periodic Rate Cap

Initial Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
3.000%	53	$7,642,734.98	100.00%	41.80%	7.640%	638	81.29%	360	359	1
Total:	**53**	**$7,642,734.98**	**100.00%**	**41.80%**	**7.640%**	**638**	**81.29%**	**360**	**359**	**1**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

19. Subsequent Periodic Rate Cap

Subsequent Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000%	53	$7,642,734.98	100.00%	41.80%	7.640%	638	81.29%	360	359	1
Total:	**53**	**$7,642,734.98**	**100.00%**	**41.80%**	**7.640%**	**638**	**81.29%**	**360**	**359**	**1**

20. Maximum Loan Rate

Maximum Loan Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
12.001% to 12.500%	3	$640,000.00	8.37%	40.50%	6.333%	694	79.40%	360	360	0
12.501% to 13.000%	10	2,018,702.93	26.41	42.65	6.824	656	81.93	360	359	1
13.001% to 13.500%	8	1,243,783.41	16.27	45.06	7.331	647	81.58	360	359	1
13.501% to 14.000%	15	1,906,037.11	24.94	41.21	7.795	626	79.75	360	359	1
14.001% to 14.500%	6	631,670.27	8.26	44.19	8.132	637	78.27	360	359	1
14.501% to 15.000%	4	415,931.62	5.44	39.69	8.794	596	83.53	360	360	0
15.001% to 15.500%	1	103,304.61	1.35	17.61	9.350	639	90.00	360	358	2
15.501% to 16.000%	4	542,892.43	7.10	38.72	9.667	575	85.00	360	359	1
16.501% to 17.000%	1	53,933.08	0.71	28.26	10.650	589	85.00	360	358	2
17.501% to 18.000%	1	86,479.52	1.13	47.00	11.600	629	85.00	360	358	2
Total:	**53**	**$7,642,734.98**	**100.00%**	**41.80%**	**7.640%**	**638**	**81.29%**	**360**	**359**	**1**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
MH LOANS

21. Minimum Loan Rate

Minimum Loan Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
6.001% - 6.500%	3	$640,000.00	8.37%	40.50%	6.333%	694	79.40%	360	360	0
6.501% - 7.000%	10	2,018,702.93	26.41	42.65	6.824	656	81.93	360	359	1
7.001% - 7.500%	8	1,243,783.41	16.27	45.06	7.331	647	81.58	360	359	1
7.501% - 8.000%	15	1,906,037.11	24.94	41.21	7.795	626	79.75	360	359	1
8.001% - 8.500%	6	631,670.27	8.26	44.19	8.132	637	78.27	360	359	1
8.501% - 9.000%	4	415,931.62	5.44	39.69	8.794	596	83.53	360	360	0
9.001% - 9.500%	1	103,304.61	1.35	17.61	9.350	639	90.00	360	358	2
9.501% - 10.000%	4	542,892.43	7.10	38.72	9.667	575	85.00	360	359	1
10.501% - 11.000%	1	53,933.08	0.71	28.26	10.650	589	85.00	360	358	2
11.501% - 12.000%	1	86,479.52	1.13	47.00	11.600	629	85.00	360	358	2
Total:	**53**	**$7,642,734.98**	**100.00%**	**41.80%**	**7.640%**	**638**	**81.29%**	**360**	**359**	**1**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

22. Month of Next Interest Rate Adjustment

Month of Next Interest Rate Adjustment	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2007-03	1	$63,662.67	0.83%	48.61%	9.890%	586	85.00%	360	357	3
2007-04	12	1,376,958.18	18.02	46.24	7.975	672	86.66	360	358	2
2007-05	9	1,375,975.28	18.00	43.32	7.865	632	79.77	360	359	1
2007-06	24	3,659,900.00	47.89	39.65	7.482	624	79.32	360	360	0
2007-07	1	250,750.00	3.28	43.49	7.500	625	85.00	360	360	0
2008-04	3	271,707.14	3.56	39.46	8.280	621	76.91	360	358	2
2008-05	1	102,331.71	1.34	32.38	8.030	630	80.00	360	359	1
2008-06	2	541,450.00	7.08	42.51	6.686	686	85.00	360	360	0
Total:	**53**	**$7,642,734.98**	**100.00%**	**41.80%**	**7.640%**	**638**	**81.29%**	**360**	**359**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such *assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees,* including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

23. DTI

DTI	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
>15.00 <= 20.00	2	$193,304.61	2.23%	18.61%	8.531%	615	64.53%	360	359	1
>20.00 <= 25.00	1	260,000.00	3.00	22.86	6.750	652	68.42	360	360	0
>25.00 <= 30.00	9	708,923.23	8.19	28.34	8.384	609	75.14	343	342	1
>30.00 <= 35.00	6	697,153.79	8.05	32.45	8.091	603	78.09	360	359	1
>35.00 <= 40.00	11	1,625,032.33	18.77	37.96	8.134	620	82.79	360	359	1
>40.00 <= 45.00	11	1,548,447.04	17.89	42.51	7.710	627	81.19	355	355	0
>45.00 <= 50.00	18	2,417,380.89	27.93	47.38	7.560	655	81.82	360	359	1
>50.00 <= 55.00	9	1,205,219.28	13.92	52.70	7.533	668	86.38	360	359	1
Total:	**67**	**$8,655,461.17**	**100.00%**	**41.34%**	**7.799%**	**636**	**80.89%**	**358**	**357**	**1**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
LOANS WITH SILENT SECONDS

1. Current Mortgage Rate

Current Mortgage Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.501% to 5.000%	2	$368,000.00	0.19%	40.85%	4.893%	690	80.00%	360	360	0
5.001% to 5.500%	27	5,641,532.40	2.94	44.64	5.366	678	79.78	360	360	0
5.501% to 6.000%	87	20,009,549.81	10.43	43.08	5.839	680	79.76	360	360	0
6.001% to 6.500%	152	28,897,962.97	15.06	41.86	6.321	660	78.91	359	358	0
6.501% to 7.000%	279	45,969,839.92	23.95	41.41	6.793	647	79.94	359	359	0
7.001% to 7.500%	241	36,309,485.76	18.92	41.44	7.273	632	79.96	359	359	0
7.501% to 8.000%	251	33,957,147.65	17.69	41.10	7.732	611	78.96	360	360	0
8.001% to 8.500%	109	13,148,509.99	6.85	39.87	8.258	600	80.72	359	359	0
8.501% to 9.000%	56	5,462,617.67	2.85	38.68	8.740	595	79.55	360	360	0
9.001% to 9.500%	15	1,232,634.28	0.64	40.60	9.263	591	80.00	360	359	1
9.501% to 10.000%	7	650,943.37	0.34	42.20	9.809	563	83.79	360	359	1
10.001% to 10.500%	1	87,200.00	0.05	41.83	10.350	509	80.00	360	360	0
10.501% to 11.000%	2	140,578.19	0.07	42.36	10.810	557	86.54	360	359	1
11.001% to 11.500%	1	55,908.81	0.03	43.48	11.500	511	80.00	360	355	5
Total:	**1,230**	**$191,931,910.82**	**100.00%**	**41.50%**	**7.022%**	**639**	**79.65%**	**359**	**359**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
LOANS WITH SILENT SECONDS

2. Original Combined LTV

Original Combined LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
35.01% to 40.00%	1	$625,000.00	0.33%	42.74%	7.850%	524	39.68%	360	360	0
40.01% to 45.00%	1	343,000.00	0.18	26.99	6.410	584	43.42	360	360	0
45.01% to 50.00%	2	255,000.00	0.13	38.52	7.469	564	47.85	360	360	0
50.01% to 55.00%	2	435,000.00	0.23	45.70	6.623	663	50.47	360	360	0
60.01% to 65.00%	3	447,500.00	0.23	46.77	6.495	608	63.07	360	360	0
65.01% to 70.00%	4	544,000.00	0.28	42.53	6.850	658	68.30	360	360	0
70.01% to 75.00%	8	923,463.05	0.48	23.35	7.614	625	74.29	360	360	0
75.01% to 80.00%	1,196	185,475,324.01	96.64	41.71	6.996	641	79.96	359	359	0
80.01% to 85.00%	6	2,004,982.20	1.04	32.05	8.309	539	84.76	360	360	0
85.01% to 90.00%	5	542,641.56	0.28	43.09	9.425	552	89.35	360	358	2
90.01% to 95.00%	2	336,000.00	0.18	34.79	8.143	605	92.56	360	360	0
Total:	**1,230**	**$191,931,910.82**	**100.00%**	**41.50%**	**7.022%**	**639**	**79.65%**	**359**	**359**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
LOANS WITH SILENT SECONDS

3. Statistical Cut-Off Balance

Statistical Cut-Off Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
25,000.01 to 50,000.00	1	$50,000.00	0.03%	44.94%	8.800%	536	51.55%	360	360	0
50,000.01 to 75,000.00	133	8,723,838.86	4.55	36.87	7.874	626	79.85	360	360	0
75,000.01 to 100,000.00	226	20,112,709.36	10.48	39.15	7.622	617	79.80	359	359	0
100,000.01 to 125,000.00	221	24,725,570.73	12.88	40.14	7.282	618	80.00	360	360	0
125,000.01 to 150,000.00	184	25,167,998.17	13.11	40.35	7.033	633	79.89	359	359	0
150,000.01 to 175,000.00	112	18,046,583.96	9.40	42.15	6.921	634	79.74	360	360	0
175,000.01 to 200,000.00	107	19,957,093.18	10.40	41.84	6.993	640	79.98	360	360	0
200,000.01 to 225,000.00	54	11,402,550.37	5.94	43.77	6.741	650	79.65	360	360	0
225,000.01 to 250,000.00	44	10,417,715.91	5.43	43.29	6.853	649	80.21	356	356	0
250,000.01 to 275,000.00	39	10,230,984.80	5.33	43.60	6.740	648	80.05	360	360	0
275,000.01 to 300,000.00	20	5,729,236.85	2.99	43.42	6.583	660	79.86	360	359	1
300,000.01 to 325,000.00	15	4,657,949.54	2.43	45.88	6.422	662	80.00	360	360	0
325,000.01 to 350,000.00	8	2,729,036.00	1.42	42.56	6.591	686	75.40	360	360	0
350,000.01 to 375,000.00	13	4,692,800.00	2.45	41.72	6.613	667	79.11	360	360	0
375,000.01 to 400,000.00	19	7,403,488.69	3.86	46.31	6.855	667	78.56	354	353	1
400,000.01 to 425,000.00	7	2,904,670.00	1.51	41.16	6.708	679	79.93	360	360	0
425,000.01 to 450,000.00	6	2,640,400.00	1.38	48.81	6.382	665	80.00	360	360	0
450,000.01 to 475,000.00	2	941,080.00	0.49	41.70	5.945	705	80.00	360	360	0
475,000.01 to 500,000.00	5	2,438,896.00	1.27	41.51	6.441	670	80.00	360	360	0
500,000.01 to 525,000.00	5	2,576,717.40	1.34	39.57	5.665	687	80.00	360	360	0
525,000.01 to 550,000.00	2	1,088,000.00	0.57	43.83	6.853	717	80.00	360	360	0
575,000.01 to 600,000.00	2	1,189,600.00	0.62	39.52	6.296	631	80.00	360	360	0
600,000.01 to 625,000.00	1	625,000.00	0.33	42.74	7.850	524	39.68	360	360	0
625,000.01 to 650,000.00	1	626,491.00	0.33	22.03	7.200	619	80.00	360	357	3
800,000.01 or greater	3	2,853,500.00	1.49	38.62	7.907	553	80.86	360	360	0
Total:	**1,230**	**$191,931,910.82**	**100.00%**	**41.50%**	**7.022%**	**639**	**79.65%**	**359**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
LOANS WITH SILENT SECONDS

4. Original Term

Original Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
180	2	$372,000.00	0.19%	29.78%	6.650%	671	80.00%	180	180	0
240	2	496,000.00	0.26	49.72	6.960	634	80.00	240	240	0
360	1,226	191,063,910.82	99.55	41.50	7.023	638	79.65	360	360	0
Total:	**1,230**	**$191,931,910.82**	**100.00%**	**41.50%**	**7.022%**	**639**	**79.65%**	**359**	**359**	**0**

5. Remaining Term

Remaining Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
176 to 180	2	$372,000.00	0.19%	29.78%	6.650%	671	80.00%	180	180	0
236 to 240	2	496,000.00	0.26	49.72	6.960	634	80.00	240	240	0
351 to 355	4	1,019,908.81	0.53	47.35	7.377	677	80.00	360	355	5
356 to 360	1,222	190,044,002.01	99.02	41.47	7.021	638	79.65	360	360	0
Total:	**1,230**	**$191,931,910.82**	**100.00%**	**41.50%**	**7.022%**	**639**	**79.65%**	**359**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
LOANS WITH SILENT SECONDS

6. FICO Score

FICO Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
751 to 800	16	$4,162,624.00	2.17%	43.28%	6.470%	766	79.81%	360	359	1
701 to 750	75	14,979,209.28	7.80	41.51	6.275	721	80.00	360	360	0
651 to 700	295	54,505,069.23	28.40	41.00	6.676	672	79.63	359	359	0
601 to 650	494	71,616,770.54	37.31	41.55	7.033	626	79.85	359	359	0
551 to 600	332	42,220,470.39	22.00	42.18	7.636	586	79.72	360	360	0
501 to 550	17	4,382,967.38	2.28	38.58	8.262	526	74.65	360	360	0
Not Available	1	64,800.00	0.03	49.01	9.700	0	80.00	360	360	0
Total:	**1,230**	**$191,931,910.82**	**100.00%**	**41.50%**	**7.022%**	**639**	**79.65%**	**359**	**359**	**0**

7. Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
A	14	$2,970,928.81	1.55%	44.70%	7.925%	589	78.31%	360	360	0
AA	51	8,595,308.33	4.48	37.55	7.507	604	80.34	360	360	0
AA+	1,152	178,884,352.21	93.20	41.66	6.974	641	79.64	359	359	0
B	11	1,305,701.47	0.68	39.95	8.202	614	79.52	360	360	0
C	1	82,500.00	0.04	30.15	8.950	546	75.00	360	360	0
NG	1	93,120.00	0.05	40.59	7.350	608	80.00	360	360	0
Total:	**1,230**	**$191,931,910.82**	**100.00%**	**41.50%**	**7.022%**	**639**	**79.65%**	**359**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any *securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy* of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
LOANS WITH SILENT SECONDS

8. Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Single Family	927	$137,223,586.72	71.50%	41.32%	7.047%	634	79.53%	359	359	0
PUD	155	25,849,820.76	13.47	40.70	6.987	627	80.01	358	358	0
Low Rise Condo	100	17,374,175.42	9.05	43.19	6.876	672	80.00	360	360	0
2-4 Family	45	10,975,127.92	5.72	42.65	7.019	667	79.78	360	360	0
High Rise Condo	3	509,200.00	0.27	49.15	7.040	633	80.00	360	360	0
Total:	**1,230**	**$191,931,910.82**	**100.00%**	**41.50%**	**7.022%**	**639**	**79.65%**	**359**	**359**	**0**

9. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	1,225	$191,053,813.91	99.54%	41.49%	7.021%	638	79.66%	359	359	0
Second Home	3	494,261.83	0.26	43.95	6.905	710	77.06	360	360	0
Non-Owner Occupied	2	383,835.08	0.20	47.12	7.666	677	80.00	360	359	1
Total:	**1,230**	**$191,931,910.82**	**100.00%**	**41.50%**	**7.022%**	**639**	**79.65%**	**359**	**359**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
LOANS WITH SILENT SECONDS

10. Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full	984	$141,034,104.32	73.48%	41.93%	7.087%	624	79.71%	359	359	0
Stated Income	242	50,205,886.50	26.16	40.33	6.839	678	79.49	359	359	0
Limited Income	4	691,920.00	0.36	38.34	6.956	670	80.00	360	360	0
Total:	**1,230**	**$191,931,910.82**	**100.00%**	**41.50%**	**7.022%**	**639**	**79.65%**	**359**	**359**	**0**

11. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Purchase	1,047	$153,743,372.25	80.10%	41.16%	7.050%	638	79.92%	360	360	0
C/O Refi	166	34,892,504.80	18.18	42.93	6.901	640	78.42	356	356	0
R/T Refi	17	3,296,033.77	1.72	42.39	7.005	643	80.17	360	360	0
Total:	**1,230**	**$191,931,910.82**	**100.00%**	**41.50%**	**7.022%**	**639**	**79.65%**	**359**	**359**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
LOANS WITH SILENT SECONDS

12. Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2/28 ARM	903	$125,101,851.50	65.18%	40.59%	7.153%	631	79.71%	360	360	0
2/28 ARM with 5yr IO	162	41,171,948.06	21.45	44.91	6.520	653	79.97	360	360	0
30 Year Fixed	104	14,275,106.23	7.44	39.90	7.541	642	78.06	360	360	0
3/27 ARM	36	5,750,938.20	3.00	40.46	6.754	661	79.85	360	360	0
3/27 ARM with 5yr IO	14	3,298,326.83	1.72	45.37	6.553	677	80.00	360	360	0
30 Year Fixed with 5yr IO	4	1,170,240.00	0.61	34.84	6.951	646	80.00	360	359	1
20 Year Fixed	2	496,000.00	0.26	49.72	6.960	634	80.00	240	240	0
15 Year Fixed	2	372,000.00	0.19	29.78	6.650	671	80.00	180	180	0
6 Month ARM	1	173,200.00	0.09	45.44	6.150	645	80.00	360	360	0
30 Year Fixed Rate Reduction	2	122,300.00	0.06	38.68	9.371	566	74.38	360	360	0
Total:	**1,230**	**$191,931,910.82**	**100.00%**	**41.50%**	**7.022%**	**639**	**79.65%**	**359**	**359**	**0**

13. Interest Only Loans

Interest Only Loans	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Interest Only	180	$45,640,514.89	23.78%	44.68%	6.533%	655	79.97%	360	360	0
Not Interest Only	1,050	146,291,395.93	76.22	40.53	7.174	634	79.55	359	359	0
Total:	**1,230**	**$191,931,910.82**	**100.00%**	**41.50%**	**7.022%**	**639**	**79.65%**	**359**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
LOANS WITH SILENT SECONDS

14. LIEN

LIEN	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	1,230	$191,931,910.82	100.00%	41.50%	7.022%	639	79.65%	359	359	0
Total:	**1,230**	**$191,931,910.82**	**100.00%**	**41.50%**	**7.022%**	**639**	**79.65%**	**359**	**359**	**0**

15. Prepayment Penalty Term (Months)

Prepayment Penalty Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	206	$33,966,504.98	17.70%	41.70%	7.159%	643	78.44%	360	360	0
12	40	10,226,036.00	5.33	42.27	6.863	675	79.85	360	360	0
24	854	128,356,104.60	66.88	41.65	6.972	633	80.03	360	360	0
30	3	665,200.00	0.35	44.62	7.853	635	80.00	360	360	0
36	127	18,718,065.24	9.75	39.59	7.171	647	79.15	353	353	0
Total:	**1,230**	**$191,931,910.82**	**100.00%**	**41.50%**	**7.022%**	**639**	**79.65%**	**359**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
LOANS WITH SILENT SECONDS

16. State or Territory

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	105	$32,153,298.14	16.75%	44.39%	6.396%	661	79.95%	359	358	0
Texas	192	22,724,472.64	11.84	40.08	7.664	605	80.37	360	360	0
Florida	134	19,628,843.29	10.23	39.93	7.071	640	80.02	360	360	0
Michigan	75	9,671,205.17	5.04	42.29	7.113	637	79.83	360	360	0
Massachusetts	39	8,574,574.09	4.47	43.02	6.771	651	78.61	360	360	0
New York	27	7,167,838.93	3.73	42.39	6.902	678	79.97	360	360	0
Colorado	41	5,704,450.73	2.97	41.56	6.694	634	79.29	360	360	0
Washington	30	5,529,523.26	2.88	44.49	7.093	619	74.92	360	360	0
Pennsylvania	45	5,457,394.52	2.84	38.87	6.783	643	79.24	352	352	0
Georgia	42	5,376,768.05	2.80	40.27	7.071	623	79.62	360	360	0
Illinois	37	5,287,578.71	2.75	42.63	7.334	645	80.00	360	359	1
Virginia	33	4,819,807.11	2.51	41.86	7.189	641	80.00	360	360	0
Ohio	41	4,753,929.86	2.48	42.06	6.964	626	79.94	360	360	0
Connecticut	25	4,015,356.57	2.09	39.96	7.177	628	80.49	360	360	0
Nevada	16	3,487,596.60	1.82	42.66	6.700	645	79.72	360	360	0
Kentucky	29	3,241,830.68	1.69	37.05	6.850	630	79.87	360	360	0
Rhode Island	16	3,235,020.00	1.69	45.05	6.701	661	79.75	360	360	0
North Carolina	22	3,216,216.19	1.68	40.61	7.436	636	80.00	360	360	0
Indiana	25	2,935,176.17	1.53	39.36	7.345	621	80.00	360	360	0
New Jersey	12	2,678,440.00	1.40	37.26	7.345	643	78.35	360	360	0
Arizona	19	2,592,048.71	1.35	39.22	6.916	637	79.99	360	360	0
Maryland	11	2,481,400.00	1.29	45.46	6.651	649	78.32	360	360	0
New Hampshire	16	2,416,074.47	1.26	42.87	7.316	625	79.39	360	360	0
Louisiana	18	2,173,924.91	1.13	38.36	7.402	641	80.00	360	360	0
Tennessee	21	2,168,419.30	1.13	37.88	7.594	627	80.00	355	354	0

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
LOANS WITH SILENT SECONDS

16. State or Territory

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Minnesota	13	2,023,108.00	1.05	43.74	7.005	647	80.00	360	360	0
Oklahoma	17	1,846,907.47	0.96	36.28	7.374	624	80.00	360	360	0
South Carolina	13	1,841,334.39	0.96	43.96	7.496	615	80.00	360	359	1
Utah	13	1,576,080.65	0.82	37.07	7.051	630	80.00	360	360	0
Wisconsin	12	1,533,840.00	0.80	43.78	7.514	634	80.00	360	360	0
Wyoming	11	1,476,560.00	0.77	38.65	6.941	626	80.00	360	360	0
Maine	10	1,353,581.66	0.71	40.97	7.363	639	80.00	360	360	0
Idaho	10	1,172,317.97	0.61	37.54	6.990	628	80.00	360	360	0
Oregon	9	1,127,000.00	0.59	42.12	7.013	626	80.00	360	360	0
Alabama	11	1,091,448.00	0.57	40.48	7.410	612	79.37	360	360	0
Hawaii	4	1,036,800.00	0.54	48.56	6.693	675	80.00	360	360	0
Missouri	10	903,152.53	0.47	36.97	8.282	622	82.35	360	360	0
Vermont	7	838,900.00	0.44	41.55	7.066	652	80.00	360	360	0
District of Columbia	2	745,000.00	0.39	41.96	6.393	683	64.67	360	360	0
Montana	5	695,200.00	0.36	34.83	7.687	621	80.00	360	360	0
Delaware	1	295,200.00	0.15	18.56	6.900	657	80.00	360	360	0
Nebraska	3	281,500.00	0.15	27.32	7.614	638	77.50	276	276	0
Arkansas	3	207,280.00	0.11	29.84	7.921	611	80.00	360	360	0
Iowa	2	163,398.00	0.09	48.36	6.862	606	76.65	360	360	0
South Dakota	1	102,400.00	0.05	46.59	7.490	593	80.00	360	360	0
Kansas	1	78,800.00	0.04	36.82	8.450	585	80.00	360	360	0
Mississippi	1	50,914.05	0.03	43.15	8.900	599	75.00	360	357	3
Total:	**1,230**	**$191,931,910.82**	**100.00%**	**41.50%**	**7.022%**	**639**	**79.65%**	**359**	**359**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. *By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to* securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
LOANS WITH SILENT SECONDS

17. Gross Margin

Gross Margin	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2.501% to 3.000%	2	$570,400.00	0.33%	38.76%	5.611%	663	80.00%	360	360	0
3.001% to 3.500%	17	4,511,888.57	2.57	43.76	5.793	685	80.00	360	360	0
3.501% to 4.000%	70	15,401,372.25	8.78	43.22	5.836	687	79.92	360	360	0
4.001% to 4.500%	181	32,763,717.83	18.67	41.34	6.449	664	79.58	360	360	0
4.501% to 5.000%	327	52,139,171.15	29.71	41.78	6.893	642	79.92	360	360	0
5.001% to 5.500%	320	44,271,971.79	25.23	41.85	7.428	617	79.91	360	360	0
5.501% to 6.000%	149	17,857,110.05	10.18	41.06	7.828	604	79.75	360	360	0
6.001% to 6.500%	33	4,342,744.20	2.47	41.72	8.050	597	80.91	360	359	1
6.501% to 7.000%	7	2,417,714.05	1.38	32.48	8.143	577	71.69	360	359	1
7.001% to 7.500%	4	321,724.33	0.18	41.80	9.466	593	81.69	360	359	1
7.501% to 8.000%	6	898,450.37	0.51	43.46	9.544	517	84.83	360	359	1
Total:	**1,116**	**$175,496,264.59**	**100.00%**	**41.68%**	**6.979%**	**638**	**79.78%**	**360**	**360**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
LOANS WITH SILENT SECONDS

18. Initial Periodic Rate Cap

Initial Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000%	2	$476,349.54	0.27%	38.70%	7.232%	627	80.00%	360	358	2
3.000%	1,114	175,019,915.05	99.73	41.69	6.979	638	79.78	360	360	0
Total:	**1,116**	**$175,496,264.59**	**100.00%**	**41.68%**	**6.979%**	**638**	**79.78%**	**360**	**360**	**0**

19. Subsequent Periodic Rate Cap

Subsequent Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000%	1,116	$175,496,264.59	100.00%	41.68%	6.979%	638	79.78%	360	360	0
Total:	**1,116**	**$175,496,264.59**	**100.00%**	**41.68%**	**6.979%**	**638**	**79.78%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
LOANS WITH SILENT SECONDS

20. Maximum Loan Rate

Maximum Loan Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.501% to 11.000%	2	$368,000.00	0.21%	40.85%	4.893%	690	80.00%	360	360	0
11.001% to 11.500%	27	5,641,532.40	3.21	44.64	5.366	678	79.78	360	360	0
11.501% to 12.000%	84	19,393,369.81	11.05	42.87	5.835	680	79.99	360	360	0
12.001% to 12.500%	140	25,977,546.76	14.80	42.71	6.333	660	79.43	360	360	0
12.501% to 13.000%	262	43,238,544.04	24.64	41.57	6.794	646	79.99	360	360	0
13.001% to 13.500%	224	34,124,987.57	19.44	41.65	7.274	630	80.00	360	360	0
13.501% to 14.000%	233	31,354,643.65	17.87	41.12	7.731	608	78.87	360	360	0
14.001% to 14.500%	92	10,620,909.99	6.05	38.91	8.267	593	80.89	360	360	0
14.501% to 15.000%	38	3,565,585.67	2.03	38.80	8.737	584	80.14	360	360	0
15.001% to 15.500%	9	712,994.33	0.41	40.12	9.268	579	80.00	360	360	0
15.501% to 16.000%	2	269,663.37	0.15	42.45	9.900	540	89.14	360	357	3
16.001% to 16.500%	1	87,200.00	0.05	41.83	10.350	509	80.00	360	360	0
16.501% to 17.000%	1	85,378.19	0.05	38.14	10.800	553	90.00	360	359	1
17.001% to 17.500%	1	55,908.81	0.03	43.48	11.500	511	80.00	360	355	5
Total:	**1,116**	**$175,496,264.59**	**100.00%**	**41.68%**	**6.979%**	**638**	**79.78%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to *securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such* assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
LOANS WITH SILENT SECONDS

21. Minimum Loan Rate

Minimum Loan Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.501% - 5.000%	2	$368,000.00	0.21%	40.85%	4.893%	690	80.00%	360	360	0
5.001% - 5.500%	27	5,641,532.40	3.21	44.64	5.366	678	79.78	360	360	0
5.501% - 6.000%	84	19,393,369.81	11.05	42.87	5.835	680	79.99	360	360	0
6.001% - 6.500%	140	25,977,546.76	14.80	42.71	6.333	660	79.43	360	360	0
6.501% - 7.000%	262	43,238,544.04	24.64	41.57	6.794	646	79.99	360	360	0
7.001% - 7.500%	225	34,187,742.80	19.48	41.64	7.275	630	80.00	360	360	0
7.501% - 8.000%	233	31,484,101.79	17.94	41.13	7.744	608	78.94	360	360	0
8.001% - 8.500%	92	10,620,909.99	6.05	38.91	8.267	593	80.89	360	360	0
8.501% - 9.000%	38	3,565,585.67	2.03	38.80	8.737	584	80.14	360	360	0
9.001% - 9.500%	9	712,994.33	0.41	40.12	9.268	579	80.00	360	360	0
9.501% - 10.000%	1	77,450.00	0.04	42.40	9.800	598	87.02	360	360	0
10.001% - 10.500%	1	87,200.00	0.05	41.83	10.350	509	80.00	360	360	0
10.501% - 11.000%	1	85,378.19	0.05	38.14	10.800	553	90.00	360	359	1
11.001% - 11.500%	1	55,908.81	0.03	43.48	11.500	511	80.00	360	355	5
Total:	**1,116**	**$175,496,264.59**	**100.00%**	**41.68%**	**6.979%**	**638**	**79.78%**	**360**	**360**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
LOANS WITH SILENT SECONDS

22. Month of Next Interest Rate Adjustment

Month of Next Interest Rate Adjustment	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2006-01	1	$173,200.00	0.10%	45.44%	6.150%	645	80.00%	360	360	0
2006-12	1	394,400.00	0.22	42.19	7.250	761	80.00	360	354	6
2007-01	3	625,508.81	0.36	50.61	7.457	624	80.00	360	355	5
2007-02	7	1,323,776.66	0.75	47.48	7.253	606	81.45	360	356	4
2007-03	21	3,495,866.14	1.99	38.91	7.111	619	80.15	360	357	3
2007-04	11	1,667,183.73	0.95	41.32	7.399	650	80.00	360	358	2
2007-05	95	13,170,796.62	7.50	42.02	6.897	648	80.06	360	359	1
2007-06	761	120,884,084.20	68.88	41.52	7.006	636	79.68	360	360	0
2007-07	166	24,712,183.40	14.08	41.91	6.928	637	79.90	360	360	0
2008-03	1	151,844.13	0.09	22.32	6.350	663	80.00	360	357	3
2008-04	2	365,118.83	0.21	49.89	7.466	661	80.00	360	358	2
2008-05	6	963,174.87	0.55	45.03	6.681	662	80.00	360	359	1
2008-06	35	6,738,239.20	3.84	43.08	6.666	663	80.00	360	360	0
2008-07	6	830,888.00	0.47	32.55	6.513	712	78.94	360	360	0
Total:	**1,116**	**$175,496,264.59**	**100.00%**	**41.68%**	**6.979%**	**638**	**79.78%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
LOANS WITH SILENT SECONDS

23. DTI

DTI	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
N/A	6	$1,262,498.40	0.66%	0.00%	6.077%	655	79.70%	360	360	0
>0.00 <= 5.00	1	178,500.00	0.09	2.37	6.500	657	72.86	360	360	0
>10.00 <=15.00	8	880,440.00	0.46	14.14	7.305	632	79.23	360	360	0
>15.00 <= 20.00	25	3,049,813.86	1.59	18.29	6.999	635	79.92	360	360	0
>20.00 <= 25.00	51	7,041,454.52	3.67	22.66	7.481	613	80.52	360	360	0
>25.00 <= 30.00	100	13,755,339.08	7.17	27.89	6.977	642	79.13	358	358	0
>30.00 <= 35.00	145	19,776,768.46	10.30	32.43	7.150	641	79.89	357	357	0
>35.00 <= 40.00	198	29,593,567.57	15.42	37.68	7.025	640	79.89	360	360	0
>40.00 <= 45.00	261	40,497,629.14	21.10	42.68	7.096	643	79.30	360	360	0
>45.00 <= 50.00	242	43,029,226.01	22.42	47.55	6.902	638	79.59	360	360	0
>50.00 <= 55.00	140	23,965,627.51	12.49	52.51	6.978	636	79.81	358	358	0
>55.00	53	8,901,046.27	4.64	57.53	6.912	629	80.00	360	360	0
Total:	**1,230**	**$191,931,910.82**	**100.00%**	**41.50%**	**7.022%**	**639**	**79.65%**	**359**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
TOCLTV > 85

1. Current Mortgage Rate

Current Mortgage Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.501% to 5.000%	2	$368,000.00	0.09%	40.85%	4.893%	690	80.00%	360	360	0
5.001% to 5.500%	31	6,703,077.40	1.61	45.24	5.345	671	81.39	360	360	0
5.501% to 6.000%	109	27,503,924.81	6.62	42.55	5.857	681	83.01	360	360	0
6.001% to 6.500%	213	45,889,935.67	11.05	42.10	6.331	667	83.92	359	359	0
6.501% to 7.000%	446	86,926,310.89	20.93	41.53	6.803	651	85.60	359	359	0
7.001% to 7.500%	397	74,320,874.75	17.89	41.10	7.276	642	86.00	360	359	0
7.501% to 8.000%	484	77,730,971.73	18.71	41.16	7.774	622	87.28	359	359	0
8.001% to 8.500%	266	41,266,217.99	9.93	40.37	8.273	607	88.87	358	358	0
8.501% to 9.000%	201	24,997,995.32	6.02	40.29	8.748	602	89.89	357	357	0
9.001% to 9.500%	104	12,006,577.16	2.89	41.13	9.288	595	91.16	360	360	0
9.501% to 10.000%	76	8,377,710.62	2.02	40.39	9.755	582	92.18	358	358	0
10.001% to 10.500%	32	3,020,996.21	0.73	40.13	10.260	563	93.55	356	355	1
10.501% to 11.000%	45	3,579,939.94	0.86	42.13	10.755	582	96.28	360	359	1
11.001% to 11.500%	30	2,117,753.27	0.51	44.02	11.303	564	97.49	355	354	1
11.501% to 12.000%	8	532,990.16	0.13	40.51	11.878	585	97.58	338	336	2
12.001% to 12.500%	1	56,934.57	0.01	34.85	12.250	617	94.94	360	357	3
Total:	**2,445**	**$415,400,210.49**	**100.00%**	**41.36%**	**7.413%**	**636**	**86.66%**	**359**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
TOCLTV > 85

2. Original Combined LTV

Original Combined LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
50.01% to 55.00%	2	$435,000.00	0.10%	45.70%	6.623%	663	50.47%	360	360	0
60.01% to 65.00%	2	232,500.00	0.06	44.41	6.961	590	64.59	360	360	0
65.01% to 70.00%	2	112,000.00	0.03	24.75	8.586	581	68.29	360	360	0
70.01% to 75.00%	8	923,463.05	0.22	23.35	7.614	625	74.29	360	360	0
75.01% to 80.00%	1,194	184,428,824.01	44.40	41.68	6.994	641	79.97	359	359	0
80.01% to 85.00%	6	2,004,982.20	0.48	32.05	8.309	539	84.76	360	360	0
85.01% to 90.00%	593	122,385,835.84	29.46	41.21	7.573	636	89.68	359	359	0
90.01% to 95.00%	501	91,576,571.13	22.05	40.95	7.781	629	94.62	359	359	0
95.01% to 100.00%	137	13,301,034.26	3.20	43.51	9.109	635	99.66	357	356	1
Total:	**2,445**	**$415,400,210.49**	**100.00%**	**41.36%**	**7.413%**	**636**	**86.66%**	**359**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
TOCLTV > 85

3. Statistical Cut-Off Balance

Statistical Cut-Off Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
$25,000.01 to $50,000.00	9	$449,845.62	0.11%	34.92%	9.621%	587	87.56%	340	339	1
$50,000.01 to $75,000.00	314	19,865,447.13	4.78	39.04	8.817	624	88.50	359	358	1
$75,000.01 to $100,000.00	353	31,123,484.42	7.49	39.23	8.124	616	85.01	358	358	0
$100,000.01 to $125,000.00	391	43,776,990.56	10.54	40.11	7.753	615	85.50	358	358	0
$125,000.01 to $150,000.00	312	42,667,035.75	10.27	39.71	7.396	628	85.09	359	359	0
$150,000.01 to $175,000.00	231	37,267,511.26	8.97	41.17	7.350	629	86.58	358	358	0
$175,000.01 to $200,000.00	189	35,325,069.44	8.50	41.16	7.337	632	85.30	360	360	0
$200,000.01 to $225,000.00	118	24,988,193.66	6.02	42.18	7.178	639	86.71	360	360	0
$225,000.01 to $250,000.00	107	25,356,545.31	6.10	42.38	7.235	651	87.25	358	358	0
$250,000.01 to $275,000.00	84	21,995,252.72	5.29	42.65	7.256	635	86.48	360	360	0
$275,000.01 to $300,000.00	59	16,949,522.08	4.08	43.70	7.226	643	87.73	360	360	0
$300,000.01 to $325,000.00	46	14,283,886.86	3.44	41.99	6.974	648	88.06	360	360	0
$325,000.01 to $350,000.00	37	12,443,817.36	3.00	43.86	7.248	646	89.55	360	360	0
$350,000.01 to $375,000.00	32	11,614,422.04	2.80	42.48	7.078	658	87.08	360	360	0
$375,000.01 to $400,000.00	42	16,343,873.78	3.93	45.92	7.163	644	85.81	357	357	0
$400,000.01 to $425,000.00	22	9,086,070.00	2.19	43.60	7.110	664	88.45	360	360	0
$425,000.01 to $450,000.00	20	8,768,064.19	2.11	42.17	6.921	658	87.27	360	360	0
$450,000.01 to $475,000.00	11	5,110,007.40	1.23	42.70	6.860	692	90.50	360	360	0
$475,000.01 to $500,000.00	17	8,347,544.24	2.01	41.32	6.840	639	88.13	360	360	0
$500,000.01 to $525,000.00	15	7,714,606.97	1.86	39.72	6.500	674	88.01	360	360	0
$525,000.01 to $550,000.00	12	6,453,449.56	1.55	43.52	6.809	671	89.03	360	360	0
$550,000.01 to $575,000.00	2	1,119,800.00	0.27	44.69	7.195	698	89.87	360	360	0
$575,000.01 to $600,000.00	9	5,377,248.78	1.29	42.48	7.263	648	87.45	360	360	0
$600,000.01 to $625,000.00	2	1,219,530.36	0.29	48.12	7.296	685	95.00	360	359	1
$625,000.01 to $650,000.00	6	3,832,491.00	0.92	37.18	7.465	654	88.14	360	360	0
$650,000.01 to $675,000.00	2	1,317,000.00	0.32	34.01	7.013	615	89.90	360	358	2
$700,000.01 to $725,000.00	1	712,500.00	0.17	52.33	6.250	681	95.00	360	360	0

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

$800,000.01 to $825,000.00	1	820,000.00	0.20	49.10	7.550	520	80.00	360	360	0
$1,000,000.01 or greater	1	1,071,000.00	0.26	22.10	8.500	536	85.00	360	360	0
Total:	**2,445**	**$415,400,210.49**	**100.00%**	**41.36%**	**7.413%**	**636**	**86.66%**	**359**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
TOCLTV > 85

4. Original Term

Original Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
180	12	$1,430,687.44	0.34%	36.07%	8.055%	647	89.24%	180	180	0
240	8	1,095,388.81	0.26	45.17	7.903	627	87.46	240	240	0
360	2,425	412,874,134.24	99.39	41.36	7.410	636	86.65	360	360	0
Total:	**2,445**	**$415,400,210.49**	**100.00%**	**41.36%**	**7.413%**	**636**	**86.66%**	**359**	**359**	**0**

5. Remaining Term

Remaining Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
176 to 180	12	$1,430,687.44	0.34%	36.07%	8.055%	647	89.24%	180	180	0
231 to 235	1	98,488.81	0.02	51.91	11.990	643	100.00	240	235	5
236 to 240	7	996,900.00	0.24	44.50	7.499	625	86.22	240	240	0
351 to 355	10	2,564,097.93	0.62	40.34	7.380	630	86.35	360	355	5
356 to 360	2,415	410,310,036.31	98.77	41.37	7.410	636	86.65	360	360	0
Total:	**2,445**	**$415,400,210.49**	**100.00%**	**41.36%**	**7.413%**	**636**	**86.66%**	**359**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, *including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the* Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
TOCLTV > 85

6. FICO Score

FICO Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
751 to 800	42	$11,247,494.19	2.71%	40.78%	6.647%	768	87.22%	360	360	0
701 to 750	176	38,719,632.23	9.32	41.41	6.852	719	87.35	358	358	0
651 to 700	544	103,158,270.60	24.83	41.18	6.944	673	85.77	360	359	0
601 to 650	918	152,399,630.70	36.69	41.29	7.379	626	86.38	359	358	0
551 to 600	615	85,685,707.31	20.63	41.87	7.998	582	86.55	359	359	0
501 to 550	137	22,551,681.38	5.43	41.04	8.868	529	91.01	359	359	0
Not Available	13	1,637,794.08	0.39	38.38	8.060	0	94.55	360	360	0
Total:	**2,445**	**$415,400,210.49**	**100.00%**	**41.36%**	**7.413%**	**636**	**86.66%**	**359**	**359**	**0**

7. Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
A	74	$11,920,248.63	2.87%	41.57%	8.588%	570	89.32%	359	358	1
AA	217	40,688,280.21	9.79	40.80	8.079	597	90.20	359	359	0
AA+	2,120	357,561,083.30	86.08	41.39	7.279	643	86.15	359	359	0
B	26	4,083,387.77	0.98	42.86	8.673	606	87.06	360	360	0
C	5	870,610.58	0.21	43.29	8.886	614	89.34	360	360	0
CC	1	122,000.00	0.03	32.46	10.540	555	93.85	360	360	0
NG	2	154,600.00	0.04	46.14	7.807	640	87.95	360	360	0
Total:	**2,445**	**$415,400,210.49**	**100.00%**	**41.36%**	**7.413%**	**636**	**86.66%**	**359**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
TOCLTV > 85

8. Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Single Family	1,847	$296,903,316.73	71.47%	41.07%	7.446%	630	86.76%	359	359	0
PUD	266	48,476,225.82	11.67	41.22	7.324	626	85.67	358	358	0
2-4 Family	155	38,996,638.25	9.39	42.84	7.385	673	88.31	359	359	0
Low Rise Condo	166	29,034,596.04	6.99	42.35	7.241	669	84.83	360	360	0
High Rise Condo	9	1,427,921.64	0.34	43.80	7.897	639	89.41	360	360	0
MF Housing	2	561,512.01	0.14	46.40	7.269	686	91.47	360	358	2
Total:	**2,445**	**$415,400,210.49**	**100.00%**	**41.36%**	**7.413%**	**636**	**86.66%**	**359**	**359**	**0**

9. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	2,271	$386,289,461.02	92.99%	41.49%	7.378%	633	86.32%	359	359	0
Non-Owner Occupied	140	22,760,599.40	5.48	39.15	8.012	677	91.14	359	358	0
Second Home	34	6,350,150.07	1.53	40.71	7.406	656	91.11	360	360	0
Total:	**2,445**	**$415,400,210.49**	**100.00%**	**41.36%**	**7.413%**	**636**	**86.66%**	**359**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
TOCLTV > 85

10. Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full	1,826	$279,734,250.00	67.34%	41.90%	7.480%	618	86.44%	359	359	0
Stated Income	591	129,012,023.66	31.06	40.19	7.264	672	86.92	359	359	0
No Documentation	15	3,047,666.03	0.73		7.594	717	91.19	360	360	0
Limited Income	11	2,969,156.25	0.71	40.26	7.502	685	89.86	360	360	0
NRT	1	501,639.90	0.12		7.400	699	95.00	360	357	3
Business Bank Statements	1	135,474.65	0.03	39.88	6.900	675	95.00	360	359	1
Total:	**2,445**	**$415,400,210.49**	**100.00%**	**41.36%**	**7.413%**	**636**	**86.66%**	**359**	**359**	**0**

11. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Purchase	1,481	$231,639,894.17	55.76%	41.22%	7.319%	640	84.19%	360	359	0
C/O Refi	882	167,815,726.99	40.40	41.33	7.544	630	89.76	358	358	0
R/T Refi	82	15,944,589.33	3.84	43.77	7.403	639	89.95	359	358	1
Total:	**2,445**	**$415,400,210.49**	**100.00%**	**41.36%**	**7.413%**	**636**	**86.66%**	**359**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
TOCLTV > 85

12. Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2/28 ARM	1,659	$260,814,727.17	62.79%	40.74%	7.539%	629	86.41%	360	360	0
2/28 ARM with 5yr IO	327	89,498,028.00	21.55	43.33	6.804	647	86.43	360	360	0
30 Year Fixed	331	41,306,278.52	9.94	41.16	8.094	651	89.04	360	360	0
3/27 ARM	70	12,567,212.31	3.03	41.48	7.138	649	86.36	360	360	0
3/27 ARM with 5yr IO	23	5,623,298.24	1.35	42.90	6.698	657	84.48	360	360	0
30 Year Fixed with 5yr IO	9	2,187,790.00	0.53	36.72	7.050	651	86.43	360	360	0
20 Year Fixed	8	1,095,388.81	0.26	45.17	7.903	627	87.46	240	240	0
15 Year Fixed	7	843,062.44	0.20	36.23	7.900	665	86.23	180	179	1
6 Month ARM	4	754,500.00	0.18	32.28	7.559	636	88.13	360	360	0
2/13 ARM	5	587,625.00	0.14	35.79	8.278	623	93.55	180	180	0
30 Year Fixed Rate Reduction	2	122,300.00	0.03	38.68	9.371	566	74.38	360	360	0
Total:	**2,445**	**$415,400,210.49**	**100.00%**	**41.36%**	**7.413%**	**636**	**86.66%**	**359**	**359**	**0**

13. Interest Only Loans

Interest Only Loans	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Interest Only	359	$97,309,116.24	23.43%	43.15%	6.803%	648	86.31%	360	360	0
Not Interest Only	2,086	318,091,094.25	76.57	40.80	7.600	632	86.77	359	359	0
Total:	**2,445**	**$415,400,210.49**	**100.00%**	**41.36%**	**7.413%**	**636**	**86.66%**	**359**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
TOCLTV > 85

14. LIEN

LIEN	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	2,342	$408,197,944.57	98.27%	41.28%	7.361%	636	86.43%	359	359	0
2	103	7,202,265.92	1.73	45.79	10.406	626	99.63	355	354	2
Total:	**2,445**	**$415,400,210.49**	**100.00%**	**41.36%**	**7.413%**	**636**	**86.66%**	**359**	**359**	**0**

15. Prepayment Penalty Term (Months)

Prepayment Penalty Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	550	$98,095,890.13	23.61%	41.54%	7.701%	637	87.95%	360	359	0
12	105	29,649,730.60	7.14	42.83	7.164	664	87.59	360	359	0
24	1,530	248,381,314.13	59.79	41.34	7.331	631	86.12	360	359	0
30	4	854,200.00	0.21	43.81	7.897	643	82.21	360	360	0
36	256	38,419,075.63	9.25	39.83	7.393	647	86.26	353	353	0
Total:	**2,445**	**$415,400,210.49**	**100.00%**	**41.36%**	**7.413%**	**636**	**86.66%**	**359**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

16. State or Territory

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	217	$62,972,414.14	15.16%	43.90%	6.828%	655	85.83%	359	358	0
Florida	270	44,937,494.99	10.82	40.54	7.363	640	86.69	360	360	0
Texas	258	30,992,764.57	7.46	39.85	7.889	606	83.84	359	359	0
Massachusetts	114	26,537,576.54	6.39	42.52	7.278	657	88.18	360	360	0
New York	92	25,869,778.38	6.23	42.77	7.241	665	88.26	360	359	0
Michigan	143	19,236,530.90	4.63	40.62	7.566	631	86.67	358	357	0
Georgia	103	14,740,346.94	3.55	40.80	7.690	621	88.05	358	358	0
New Jersey	56	14,612,217.48	3.52	41.59	7.590	645	89.66	360	360	0
Illinois	88	13,998,150.30	3.37	42.04	7.874	613	87.73	360	360	0
Virginia	72	13,056,754.35	3.14	40.51	7.515	630	87.71	360	360	0
Ohio	105	12,364,826.67	2.98	38.88	7.526	624	88.03	360	360	0
Pennsylvania	93	11,724,538.93	2.82	41.32	7.336	637	87.40	351	351	0
Colorado	66	10,563,826.97	2.54	41.15	7.087	624	86.18	360	360	0
Connecticut	52	9,862,476.17	2.37	39.79	7.440	639	86.33	360	360	0
Rhode Island	31	7,189,747.01	1.73	43.15	6.993	646	86.55	360	359	1
Arizona	41	6,984,678.08	1.68	39.70	7.644	637	87.67	360	360	0
Washington	39	6,356,999.17	1.53	42.36	6.977	642	84.73	360	360	0
Minnesota	32	6,180,891.00	1.49	42.96	7.622	628	87.52	360	360	0
Nevada	27	6,034,633.40	1.45	42.14	6.905	648	85.26	360	360	0
North Carolina	41	5,508,521.94	1.33	40.38	7.957	628	85.35	360	360	0
Kentucky	42	4,801,930.68	1.16	38.68	7.208	633	84.11	360	360	0
Tennessee	45	4,772,599.93	1.15	36.99	7.939	615	86.84	356	355	0
Missouri	40	4,771,110.92	1.15	39.30	8.382	605	90.91	354	354	0
Wisconsin	33	4,758,801.84	1.15	42.01	7.913	635	88.76	360	360	0
Maryland	23	4,739,678.13	1.14	40.61	7.565	620	87.59	360	360	0
New Hampshire	27	4,674,446.47	1.13	44.45	7.678	610	85.58	360	360	0
Louisiana	31	3,805,883.62	0.92	38.13	7.936	628	85.56	351	351	0
Indiana	33	3,704,661.17	0.89	37.75	7.649	618	82.61	360	360	0

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. *The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.*

OOMLT 2005-3
TOCLTV > 85

Maine	23	3,499,900.13	0.84	41.63	7.464	641	86.74	360	359	1
Oklahoma	27	2,929,069.07	0.71	37.96	7.881	611	85.08	360	360	0
South Carolina	24	2,847,100.62	0.69	42.42	7.840	614	83.86	360	359	1
Utah	16	2,050,330.65	0.49	38.97	7.204	615	82.89	360	360	0
Wyoming	15	2,025,190.00	0.49	40.78	7.082	625	83.39	360	360	0
Oregon	15	2,013,136.55	0.48	44.31	7.403	619	85.97	360	360	0
Hawaii	8	1,872,564.19	0.45	49.28	6.850	662	85.29	360	359	1
Arkansas	16	1,768,603.95	0.43	38.31	8.787	589	92.47	360	359	1
Idaho	14	1,650,167.97	0.40	39.05	7.341	622	84.34	360	360	0
Alabama	17	1,621,483.84	0.39	40.02	7.944	596	83.79	360	360	0
Vermont	11	1,604,896.04	0.39	39.98	7.737	652	86.10	360	360	0
District of Columbia	4	1,280,055.97	0.31	39.13	6.873	652	77.57	360	360	0
Iowa	13	1,075,711.69	0.26	38.34	8.410	619	89.29	360	359	1
Kansas	6	850,480.00	0.20	26.75	8.771	589	92.90	360	360	0
Mississippi	8	758,309.15	0.18	43.94	8.452	593	91.64	360	359	1
Montana	5	695,200.00	0.17	34.83	7.687	621	80.00	360	360	0
Delaware	3	612,500.00	0.15	33.95	7.727	605	86.65	360	360	0
Nebraska	4	338,429.98	0.08	26.23	8.082	635	80.45	290	289	1
South Dakota	1	102,400.00	0.02	46.59	7.490	593	80.00	360	360	0
North Dakota	1	50,400.00	0.01	33.67	9.900	511	90.00	360	360	0
Total:	**2,445**	**$415,400,210.49**	**100.00%**	**41.36%**	**7.413%**	**636**	**86.66%**	**359**	**359**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such *assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees,* including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
TOCLTV > 85

17. Gross Margin

Gross Margin	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2.501% to 3.000%	2	$570,400.00	0.15%	38.76%	5.611%	663	80.00%	360	360	0
3.001% to 3.500%	18	4,738,888.57	1.28	43.89	5.791	684	80.27	360	360	0
3.501% to 4.000%	76	17,851,197.25	4.83	42.82	5.864	689	81.47	360	360	0
4.001% to 4.500%	198	37,402,605.23	10.11	41.63	6.434	667	80.99	360	360	0
4.501% to 5.000%	421	77,517,919.51	20.96	42.21	6.820	651	83.80	360	360	0
5.001% to 5.500%	498	87,765,044.77	23.73	41.35	7.234	638	85.88	360	360	0
5.501% to 6.000%	384	65,915,891.89	17.82	40.54	7.700	624	88.94	360	359	0
6.001% to 6.500%	212	36,540,483.25	9.88	40.81	8.088	608	91.35	359	358	0
6.501% to 7.000%	122	19,732,833.53	5.34	39.54	8.492	593	92.03	359	359	0
7.001% to 7.500%	74	10,580,050.94	2.86	42.60	8.945	576	91.15	360	360	0
7.501% to 8.000%	62	8,796,592.40	2.38	41.91	9.481	538	91.46	358	358	0
8.001% to 8.500%	16	1,655,049.21	0.45	38.48	10.175	531	92.29	360	360	0
8.501% to 9.000%	5	778,434.17	0.21	41.82	10.440	525	94.30	360	359	1
Total:	**2,088**	**$369,845,390.72**	**100.00%**	**41.41%**	**7.336%**	**634**	**86.40%**	**360**	**359**	**0**

18. Initial Periodic Rate Cap

Initial Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000%	5	$1,057,649.54	0.29%	33.02%	7.642%	630	85.80%	360	359	1
3.000%	2,083	368,787,741.18	99.71	41.43	7.335	634	86.40	360	359	0
Total:	**2,088**	**$369,845,390.72**	**100.00%**	**41.41%**	**7.336%**	**634**	**86.40%**	**360**	**359**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does *not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to* securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
TOCLTV > 85

19. Subsequent Periodic Rate Cap

Subsequent Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000%	2,087	$369,620,418.31	99.94%	41.42%	7.336%	634	86.40%	360	359	0
2.000%	1	224,972.41	0.06	24.62	7.250	628	91.84	360	355	5
Total:	**2,088**	**$369,845,390.72**	**100.00%**	**41.41%**	**7.336%**	**634**	**86.40%**	**360**	**359**	**0**

20. Maximum Loan Rate

Maximum Loan Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.501% to 11.000%	2	$368,000.00	0.10%	40.85%	4.893%	690	80.00%	360	360	0
11.001% to 11.500%	31	6,703,077.40	1.81	45.24	5.345	671	81.39	360	360	0
11.501% to 12.000%	104	26,247,744.81	7.10	42.52	5.852	679	82.91	360	360	0
12.001% to 12.500%	193	41,411,817.06	11.20	42.87	6.344	664	83.79	360	360	0
12.501% to 13.000%	403	79,610,055.01	21.53	41.65	6.801	650	85.47	360	360	0
13.001% to 13.500%	364	68,313,193.41	18.47	41.28	7.275	640	85.91	360	360	0
13.501% to 14.000%	441	71,199,702.73	19.25	41.14	7.771	620	87.25	359	359	0
14.001% to 14.500%	223	35,586,618.57	9.62	40.01	8.278	600	89.17	359	359	0
14.501% to 15.000%	150	19,559,180.00	5.29	40.12	8.743	594	90.44	359	359	0
15.001% to 15.500%	82	10,162,515.78	2.75	40.84	9.278	584	90.94	360	360	0
15.501% to 16.000%	53	6,473,407.46	1.75	39.87	9.762	572	91.90	358	358	0
16.001% to 16.500%	18	1,979,358.47	0.54	35.85	10.236	531	90.55	360	359	1
16.501% to 17.000%	15	1,553,311.39	0.42	39.40	10.729	537	93.38	360	359	1
17.001% to 17.500%	9	677,408.63	0.18	38.76	11.282	537	92.15	360	359	1
Total:	**2,088**	**$369,845,390.72**	**100.00%**	**41.41%**	**7.336%**	**634**	**86.40%**	**360**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
TOCLTV > 85

21. Minimum Loan Rate

Minimum Loan Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.501% - 5.000%	2	$368,000.00	0.10%	40.85%	4.893%	690	80.00%	360	360	0
5.001% - 5.500%	31	6,703,077.40	1.81	45.24	5.345	671	81.39	360	360	0
5.501% - 6.000%	104	26,247,744.81	7.10	42.52	5.852	679	82.91	360	360	0
6.001% - 6.500%	193	41,411,817.06	11.20	42.87	6.344	664	83.79	360	360	0
6.501% - 7.000%	403	79,610,055.01	21.53	41.65	6.801	650	85.47	360	360	0
7.001% - 7.500%	365	68,375,948.64	18.49	41.27	7.275	641	85.90	360	360	0
7.501% - 8.000%	441	71,329,160.87	19.29	41.14	7.777	619	87.26	359	359	0
8.001% - 8.500%	223	35,586,618.57	9.62	40.01	8.278	600	89.17	359	359	0
8.501% - 9.000%	150	19,559,180.00	5.29	40.12	8.743	594	90.44	359	359	0
9.001% - 9.500%	82	10,162,515.78	2.75	40.84	9.278	584	90.94	360	360	0
9.501% - 10.000%	52	6,281,194.09	1.70	39.79	9.756	573	91.96	358	358	0
10.001% - 10.500%	18	1,979,358.47	0.54	35.85	10.236	531	90.55	360	359	1
10.501% - 11.000%	15	1,553,311.39	0.42	39.40	10.729	537	93.38	360	359	1
11.001% - 11.500%	9	677,408.63	0.18	38.76	11.282	537	92.15	360	359	1
Total:	**2,088**	**$369,845,390.72**	**100.00%**	**41.41%**	**7.336%**	**634**	**86.40%**	**360**	**359**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, *including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the* Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

22. Month of Next Interest Rate Adjustment

Month of Next Interest Rate Adjustment	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2005-12	3	$581,300.00	0.16%	28.36%	7.978%	633	90.55%	360	360	0
2006-01	1	173,200.00	0.05	45.44	6.150	645	80.00	360	360	0
2006-12	1	394,400.00	0.11	42.19	7.250	761	80.00	360	354	6
2007-01	7	1,840,111.46	0.50	42.00	7.217	601	86.84	360	355	5
2007-02	10	1,821,746.92	0.49	47.43	7.519	627	84.06	360	356	4
2007-03	53	10,537,243.25	2.85	40.90	7.494	629	89.18	360	357	3
2007-04	34	5,890,400.83	1.59	42.89	7.584	636	88.31	360	358	2
2007-05	145	22,080,004.46	5.97	41.82	7.287	648	85.16	360	359	1
2007-06	1,409	255,043,410.85	68.96	41.44	7.351	633	86.44	360	360	0
2007-07	332	53,293,062.40	14.41	40.73	7.338	629	86.27	360	360	0
2008-01	1	224,972.41	0.06	24.62	7.250	628	91.84	360	355	5
2008-03	2	307,078.47	0.08	28.70	6.547	652	85.06	360	357	3
2008-04	3	502,974.60	0.14	45.81	7.475	666	84.11	360	358	2
2008-05	6	963,174.87	0.26	45.03	6.681	662	80.00	360	359	1
2008-06	70	14,318,872.20	3.87	42.68	7.041	649	86.02	360	360	0
2008-07	11	1,873,438.00	0.51	37.89	6.786	664	86.72	360	360	0
Total:	**2,088**	**$369,845,390.72**	**100.00%**	**41.41%**	**7.336%**	**634**	**86.40%**	**360**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

23. DTI

DTI	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
N/A	45	$10,349,324.70	2.49%	0.00%	7.441%	672	90.91%	358	358	1
>0.00 <= 5.00	1	178,500.00	0.04	2.37	6.500	657	72.86	360	360	0
>5.00 <= 10.00	1	275,500.00	0.07	7.20	7.990	681	95.00	360	360	0
>10.00 <=15.00	17	1,878,660.17	0.45	13.89	7.741	643	85.71	360	360	0
>15.00 <= 20.00	48	6,363,348.50	1.53	18.10	7.566	632	86.30	360	360	0
>20.00 <= 25.00	104	14,496,930.43	3.49	22.72	7.787	615	86.70	359	358	0
>25.00 <= 30.00	197	29,347,085.24	7.06	27.78	7.383	639	86.63	358	358	0
>30.00 <= 35.00	287	44,176,376.59	10.63	32.55	7.484	636	86.85	358	358	0
>35.00 <= 40.00	395	66,833,246.11	16.09	37.72	7.417	637	86.73	359	359	0
>40.00 <= 45.00	493	87,719,250.31	21.12	42.65	7.381	640	86.61	359	359	0
>45.00 <= 50.00	464	82,829,227.13	19.94	47.67	7.288	636	85.97	360	359	0
>50.00 <= 55.00	284	52,168,703.80	12.56	52.39	7.451	631	86.89	358	358	0
>55.00	109	18,784,057.51	4.52	57.61	7.492	619	86.51	360	360	0
Total:	**2,445**	**$415,400,210.49**	**100.00%**	**41.36%**	**7.413%**	**636**	**86.66%**	**359**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Deal Name	OOMLT 2005-3		
**Please fill in over this generic data			
	ARM	FRM	Total/Avg.
Percentage Bal.	84.65%	15.35%	100.00%
Deal Balance	$760,006,318.82	$137,868,310.83	$897,874,629.65
WAM	359	351	358
WALA	0	0	0
WAC	7.472%	7.344%	7.452%
CLTV (incl silent 2nds)	84.48%	78.23%	83.52%
Loan Balance	$185,412.62	$149,856.86	$178,895.12
Non-Full Doc %	42.52%	39.21%	42.02%
DTI	40.46%	39.94%	40.38%
IO %	25.50%	4.71%	22.31%
Second Lien %	0.00%	6.48%	0.99%
Silent Seconds %	23.09%	11.92%	21.38%
w.a. FICO	617	647	621
W.A 1st quartile	538	574	543
W.A. 2nd quartile	590	621	595
W.A. 3rd quartile	628	654	633
W.A 4rth quartile	688	712	694
Property Type			
Single Family %	74.80%	73.96%	74.67%
PUD %	10.10%	11.17%	10.26%
2-4 Unit %	8.95%	12.65%	9.52%
MH %	1.01%	0.73%	0.96%
Condo	5.14%	1.49%	4.58%
Occupancy Type			
Owner Occupied	91.97%	92.00%	91.97%
2nd Home	1.51%	2.08%	1.59%
Investor Prop.	6.53%	5.92%	6.43%
Loan Purpose			
Purchase	36.18%	25.03%	34.46%
Cash-Out	58.80%	68.34%	60.26%
Rate/Term refinance	5.03%	6.63%	5.28%

* Percentages may not total exactly 100.00% due to rounding.

OOMLT 2005-3
Loans Originated in California

1. Current Mortgage Rate

Current Mortgage Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.501% to 5.000%	2	$760,000.00	0.49%	49.41%	4.997%	695	80.00%	360	360	0
5.001% to 5.500%	30	8,878,364.40	5.72	42.64	5.293	663	72.54	360	360	0
5.501% to 6.000%	79	26,454,778.43	17.04	40.60	5.853	669	76.28	359	359	0
6.001% to 6.500%	103	29,508,822.30	19.01	42.45	6.301	651	76.22	359	359	0
6.501% to 7.000%	118	35,891,750.45	23.12	43.62	6.815	634	78.12	358	358	0
7.001% to 7.500%	75	23,595,695.03	15.20	41.72	7.306	623	80.20	358	358	1
7.501% to 8.000%	49	12,060,402.39	7.77	41.39	7.764	597	76.50	359	358	0
8.001% to 8.500%	23	5,903,820.71	3.80	45.36	8.271	588	78.43	360	359	1
8.501% to 9.000%	18	5,043,170.51	3.25	42.42	8.837	560	70.69	360	360	0
9.001% to 9.500%	13	2,414,943.69	1.56	48.20	9.436	602	80.33	360	359	1
9.501% to 10.000%	11	1,695,099.11	1.09	37.83	9.791	564	81.98	360	360	0
10.001% to 10.500%	7	1,093,877.47	0.70	45.81	10.241	579	82.28	349	349	0
10.501% to 11.000%	9	896,574.37	0.58	44.67	10.745	595	88.75	360	359	1
11.001% to 11.500%	6	451,524.04	0.29	48.39	11.317	581	100.00	360	359	1
11.501% to 12.000%	5	556,789.67	0.36	38.00	11.836	547	73.40	339	337	2
12.001% to 12.500%	1	56,934.57	0.04	34.85	12.250	617	94.94	360	357	3
Total:	**549**	**$155,262,547.14**	**100.00%**	**42.41%**	**6.880%**	**634**	**77.32%**	**359**	**358**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does *not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to* securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such *assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees,* including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") *and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to* securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in California

2. Original Combined LTV

Original Combined LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.01% to 20.00%	3	$197,600.00	0.13%	23.63%	7.782%	627	16.35%	305	305	0
20.01% to 30.00%	5	509,513.78	0.33	27.35	6.743	659	23.38	329	329	0
30.01% to 40.00%	12	1,992,622.52	1.28	41.48	6.756	620	36.64	336	336	0
40.01% to 50.00%	13	3,164,660.00	2.04	41.18	6.669	625	45.95	360	360	0
50.01% to 60.00%	35	7,659,309.66	4.93	36.71	6.824	607	55.22	355	355	0
60.01% to 70.00%	91	23,982,954.16	15.45	42.25	6.824	614	66.80	360	360	0
70.01% to 80.00%	229	71,506,556.39	46.06	42.82	6.739	639	78.42	359	359	0
80.01% to 90.00%	101	33,820,303.48	21.78	43.05	6.937	639	87.30	360	360	0
90.01% to 100.00%	60	12,429,027.15	8.01	43.45	7.744	650	95.42	358	357	1
Total:	**549**	**$155,262,547.14**	**100.00%**	**42.41%**	**6.880%**	**634**	**77.32%**	**359**	**358**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in California

3. Statistical Cut-Off Balance

Statistical Cut-Off Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
$1 to $50,000	4	$200,000.00	0.13%	28.77%	8.050%	571	52.12%	360	360	0
$50,001 to $100,000	46	3,460,783.18	2.23	39.67	9.069	635	77.16	345	345	1
$100,001 to $150,000	65	8,365,163.25	5.39	35.86	7.235	634	70.11	354	354	0
$150,001 to $200,000	69	12,226,936.80	7.88	39.14	7.197	614	70.12	357	357	0
$200,001 to $250,000	92	20,960,619.94	13.50	42.34	6.841	627	75.79	360	360	0
$250,001 to $300,000	83	22,731,805.49	14.64	42.03	6.784	633	76.38	360	360	0
$300,001 to $350,000	52	16,965,538.88	10.93	43.60	6.636	643	78.56	360	360	0
$350,001 to $400,000	31	11,773,938.69	7.58	45.75	7.049	637	83.49	356	355	0
$400,001 to $450,000	31	13,263,050.00	8.54	40.60	6.536	660	82.15	360	360	0
$450,001 to $500,000	19	9,143,353.40	5.89	45.83	6.361	634	77.29	360	360	0
$500,001 to $550,000	21	11,042,767.40	7.11	45.24	6.564	661	83.27	360	360	0
$550,001 to $600,000	9	5,258,946.41	3.39	44.23	7.335	614	77.82	360	359	1
$600,001 to $650,000	12	7,585,832.36	4.89	41.78	6.904	633	81.40	360	360	0
$650,001 to $700,000	3	1,990,900.00	1.28	42.51	6.960	627	86.66	360	360	0
$700,001 to $750,000	1	717,500.00	0.46	34.46	5.990	652	70.00	360	360	0
$750,001 to $800,000	2	1,539,550.00	0.99	25.86	5.875	661	72.48	360	360	0
$800,001 or greater	9	8,035,861.34	5.18	48.21	7.226	598	70.36	360	359	1
Total:	**549**	**$155,262,547.14**	**100.00%**	**42.41%**	**6.880%**	**634**	**77.32%**	**359**	**358**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in California

4. Original Term

Original Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
169 to 180	4	$553,528.52	0.36%	34.58%	6.696%	656	39.08%	180	180	0
229 to 240	4	688,488.81	0.44	50.18	7.943	642	77.47	240	239	1
349 to 360	541	154,020,529.81	99.20	42.41	6.876	634	77.45	360	360	0
Total:	**549**	**$155,262,547.14**	**100.00%**	**42.41%**	**6.880%**	**634**	**77.32%**	**359**	**358**	**0**

5. Remaining Term

Remaining Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
169 to 180	4	$553,528.52	0.36%	34.58%	6.696%	656	39.08%	180	180	0
229 to 240	4	688,488.81	0.44	50.18	7.943	642	77.47	240	239	1
349 to 360	541	154,020,529.81	99.20	42.41	6.876	634	77.45	360	360	0
Total:	**549**	**$155,262,547.14**	**100.00%**	**42.41%**	**6.880%**	**634**	**77.32%**	**359**	**358**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in California

6. FICO Score

FICO Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Not Available	8	$1,466,298.20	0.94%	36.43%	8.083%	0	64.09%	360	359	1
501 to 520	20	5,555,444.96	3.58	45.62	8.220	513	73.13	360	360	0
521 to 540	15	3,446,868.44	2.22	40.93	8.962	528	69.89	360	360	0
541 to 560	30	7,714,631.79	4.97	44.72	7.740	551	67.56	360	360	0
561 to 580	29	6,838,909.96	4.40	43.09	7.730	572	75.45	360	359	1
581 to 600	59	15,682,438.87	10.10	41.26	7.014	590	76.54	359	359	0
601 to 620	62	19,730,887.66	12.71	42.88	6.940	611	77.80	360	359	1
621 to 640	89	25,082,274.45	16.15	42.79	6.783	630	78.09	358	358	0
641 to 660	85	25,091,829.11	16.16	42.28	6.722	649	78.58	358	358	0
661 to 680	45	13,195,884.64	8.50	43.10	6.458	670	79.69	358	358	0
681 to 700	46	14,041,991.67	9.04	40.23	6.223	690	78.93	359	359	0
701 to 720	24	7,208,023.61	4.64	42.09	6.266	710	81.51	357	357	0
721 to 740	17	4,248,213.78	2.74	41.84	6.092	732	77.62	360	360	0
741 to 760	8	2,052,750.00	1.32	42.33	6.557	749	84.79	360	360	0
761 to 780	8	2,596,600.00	1.67	42.22	6.606	768	78.38	360	359	1
781 to 800	3	902,000.00	0.58	39.59	5.721	792	86.47	360	360	0
801 to 820	1	407,500.00	0.26	50.48	5.125	809	67.92	360	360	0
Total:	**549**	**$155,262,547.14**	**100.00%**	**42.41%**	**6.880%**	**634**	**77.32%**	**359**	**358**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in California

7. Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Single Family	447	$124,083,521.03	79.92%	42.03%	6.861%	631	77.13%	359	359	0
PUD	33	11,414,839.45	7.35	43.81	6.977	622	75.66	353	352	0
Low Rise Condo	36	8,906,568.97	5.74	43.91	6.663	686	82.70	360	360	0
2-4 Family	21	8,385,619.76	5.40	44.97	7.255	646	75.87	360	360	0
MF Housing	12	2,471,997.93	1.59	41.56	6.897	661	79.72	360	359	1
Total:	**549**	**$155,262,547.14**	**100.00%**	**42.41%**	**6.880%**	**634**	**77.32%**	**359**	**358**	**0**

8. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	515	$146,889,549.33	94.61%	42.49%	6.859%	634	77.42%	359	358	0
Non-Owner Occupied	27	6,753,090.50	4.35	41.13	7.429	641	75.48	360	359	1
Second Home	7	1,619,907.31	1.04	40.75	6.510	665	75.68	360	360	0
Total:	**549**	**$155,262,547.14**	**100.00%**	**42.41%**	**6.880%**	**634**	**77.32%**	**359**	**358**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such *assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates,* officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in California

9. Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full	289	$78,250,609.83	50.40%	42.70%	6.836%	622	77.79%	359	358	0
Stated Income	257	76,190,122.31	49.07	42.10	6.911	647	76.90	359	359	0
Limited Income	2	558,315.00	0.36	44.18	8.783	658	63.74	360	360	0
No Documentation	1	263,500.00	0.17	0.00	6.950	743	85.00	360	360	0
Total:	**549**	**$155,262,547.14**	**100.00%**	**42.41%**	**6.880%**	**634**	**77.32%**	**359**	**358**	**0**

10. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Cashout Refinance	372	$106,652,984.06	68.69%	42.29%	6.857%	627	76.11%	359	358	0
Purchase	154	41,764,356.13	26.90	42.49	6.936	653	80.92	360	359	1
Rate/Term Refinance	23	6,845,206.95	4.41	43.82	6.902	633	74.09	356	355	1
Total:	**549**	**$155,262,547.14**	**100.00%**	**42.41%**	**6.880%**	**634**	**77.32%**	**359**	**358**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the *likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees,* including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in California

11. Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
15 Year Fixed	4	$553,528.52	0.36%	34.58%	6.696%	656	39.08%	180	180	0
20 Year Fixed	4	688,488.81	0.44	50.18	7.943	642	77.47	240	239	1
2/28 ARM	184	50,143,718.41	32.30	42.38	7.479	604	75.50	360	360	0
2/28 ARM with 5yr IO	222	74,640,041.40	48.07	42.61	6.498	648	81.14	360	360	0
30 Year Fixed	103	19,389,917.01	12.49	42.16	7.147	646	69.72	360	360	0
30 Year Fixed with 5yr IO	7	2,014,750.00	1.30	35.87	6.236	632	76.66	360	360	0
3/27 ARM	6	1,126,307.99	0.73	43.41	6.652	652	72.63	360	360	0
3/27 ARM with 5yr IO	19	6,705,795.00	4.32	42.64	6.013	667	74.47	360	360	0
Total:	**549**	**$155,262,547.14**	**100.00%**	**42.41%**	**6.880%**	**634**	**77.32%**	**359**	**358**	**0**

12. LIEN

LIEN	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	511	$151,931,894.67	97.85%	42.36%	6.807%	634	76.96%	359	359	0
2	38	3,330,652.47	2.15	44.60	10.225	637	93.40	353	352	1
Total:	**549**	**$155,262,547.14**	**100.00%**	**42.41%**	**6.880%**	**634**	**77.32%**	**359**	**358**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does *not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to* securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, *including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the* Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed *herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any* securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in California

13. Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	12	$3,938,126.58	2.54%	42.79%	8.049%	641	81.82%	360	360	0
12	6	2,158,601.70	1.39	42.31	7.820	656	79.11	360	360	0
24	419	122,277,357.10	78.76	42.49	6.894	630	79.14	360	360	0
36	112	26,888,461.76	17.32	42.03	6.569	650	68.24	353	353	0
Total:	**549**	**$155,262,547.14**	**100.00%**	**42.41%**	**6.880%**	**634**	**77.32%**	**359**	**358**	**0**

14. State or Territory

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	549	$155,262,547.14	100.00%	42.41%	6.880%	634	77.32%	359	358	0
Total:	**549**	**$155,262,547.14**	**100.00%**	**42.41%**	**6.880%**	**634**	**77.32%**	**359**	**358**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in California

15. DTI

DTI	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
N/A	18	$5,382,057.54	3.47%	0.00%	7.068%	644	79.18%	360	360	0
>10.00 <=15.00	3	433,000.00	0.28	13.77	6.428	639	74.89	360	360	0
>15.00 <= 20.00	12	2,449,000.00	1.58	17.77	7.007	647	68.92	360	360	0
>20.00 <= 25.00	18	3,774,369.52	2.43	22.85	6.664	635	66.33	353	353	1
>25.00 <= 30.00	32	6,758,083.83	4.35	27.94	6.768	651	73.16	356	356	0
>30.00 <= 35.00	65	16,230,190.29	10.45	33.03	6.782	630	74.23	358	358	0
>35.00 <= 40.00	93	25,990,449.43	16.74	37.72	6.832	630	78.10	360	360	0
>40.00 <= 45.00	91	27,582,873.37	17.77	42.73	6.934	642	78.77	360	360	0
>45.00 <= 50.00	129	38,733,649.38	24.95	47.81	6.864	632	79.21	360	360	0
>50.00 <= 55.00	70	21,498,066.98	13.85	52.04	7.030	634	78.75	356	355	0
>55.00	18	6,430,806.80	4.14	57.01	6.756	620	72.06	360	359	1
Total:	**549**	**$155,262,547.14**	**100.00%**	**42.41%**	**6.880%**	**634**	**77.32%**	**359**	**358**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does *not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to* securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any *securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy* of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Total

1. Current Mortgage Rate

Current Mortgage Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.501% to 5.000%	3	$908,000.00	0.10%	45.57%	4.957%	685	80.00%	360	360	0
5.001% to 5.500%	60	14,128,044.32	1.57	43.83	5.325	669	73.34	360	360	0
5.501% to 6.000%	239	63,995,113.96	7.13	40.60	5.871	670	76.18	359	359	0
6.001% to 6.500%	515	124,929,926.23	13.91	40.33	6.301	653	76.36	359	359	0
6.501% to 7.000%	854	178,745,660.51	19.91	40.84	6.805	642	79.09	358	358	0
7.001% to 7.500%	720	138,829,697.42	15.46	40.54	7.291	628	80.14	358	358	0
7.501% to 8.000%	857	143,447,503.60	15.98	40.21	7.776	611	81.47	358	358	0
8.001% to 8.500%	505	78,246,782.48	8.71	40.35	8.284	592	81.96	359	358	0
8.501% to 9.000%	482	66,360,094.93	7.39	39.62	8.778	575	80.00	358	358	0
9.001% to 9.500%	267	34,268,973.98	3.82	39.81	9.290	560	80.42	359	359	0
9.501% to 10.000%	216	25,419,506.34	2.83	38.81	9.754	557	80.20	355	355	0
10.001% to 10.500%	114	12,790,263.87	1.42	38.84	10.263	543	77.02	358	358	0
10.501% to 11.000%	93	8,462,972.07	0.94	39.93	10.788	556	82.23	358	357	1
11.001% to 11.500%	50	3,738,103.11	0.42	40.53	11.262	553	86.20	357	356	1
11.501% to 12.000%	33	2,734,099.92	0.30	39.09	11.785	546	76.35	353	353	1
12.001% to 12.500%	10	785,011.91	0.09	42.91	12.147	542	65.98	360	359	1
12.501% to 13.000%	1	84,875.00	0.01	35.54	12.650	514	66.57	360	360	0
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Total

2. Original Combined LTV

Original Combined LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.01% to 15.00%	3	$187,600.00	0.02%	26.29%	7.685%	598	13.51%	360	360	0
15.01% to 20.00%	5	442,000.00	0.05	35.18	7.426	593	17.79	336	336	0
20.01% to 25.00%	16	2,144,755.48	0.24	39.69	6.785	619	23.01	343	343	0
25.01% to 30.00%	19	2,297,036.95	0.26	42.93	7.328	611	27.21	348	348	0
30.01% to 35.00%	25	3,390,122.52	0.38	31.87	7.366	623	33.03	347	347	0
35.01% to 40.00%	35	5,162,560.00	0.57	39.66	7.194	587	37.96	355	355	0
40.01% to 45.00%	38	5,265,516.68	0.59	36.75	7.483	608	42.20	356	356	0
45.01% to 50.00%	55	8,097,755.39	0.90	37.61	7.339	607	47.88	359	359	0
50.01% to 55.00%	68	13,016,613.04	1.45	37.03	7.289	610	52.60	356	356	0
55.01% to 60.00%	109	18,328,229.59	2.04	38.03	7.350	597	57.86	352	352	0
60.01% to 65.00%	222	38,258,518.19	4.26	39.42	7.405	606	63.37	356	356	0
65.01% to 70.00%	281	58,362,702.45	6.50	39.17	7.291	604	68.83	357	357	0
70.01% to 75.00%	402	82,003,414.49	9.13	40.79	7.641	594	74.17	359	358	0
75.01% to 80.00%	2,089	347,699,182.99	38.72	40.44	7.272	628	79.73	359	359	0
80.01% to 85.00%	421	85,955,180.65	9.57	40.65	7.446	619	84.47	359	359	0
85.01% to 90.00%	593	122,385,835.84	13.63	41.21	7.573	636	89.68	359	359	0
90.01% to 95.00%	501	91,576,571.13	10.20	40.95	7.781	629	94.62	359	359	0
95.01% to 100.00%	137	13,301,034.26	1.48	43.51	9.109	635	99.66	357	356	1
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Total

3. *Statistical Cut-Off Balance*

Statistical Cut-Off Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
$25,000.01 to $50,000.00	65	$3,216,026.29	0.36%	33.61%	8.777%	585	63.43%	339	338	1
$50,000.01 to $75,000.00	673	42,042,510.24	4.68	36.48	8.902	606	79.49	351	350	1
$75,000.01 to $100,000.00	677	59,812,078.90	6.66	38.04	8.286	604	77.68	356	356	0
$100,000.01 to $125,000.00	693	77,644,233.95	8.65	39.45	7.875	608	80.17	358	358	0
$125,000.01 to $150,000.00	595	81,667,009.39	9.10	38.30	7.552	613	78.68	358	357	0
$150,000.01 to $175,000.00	442	71,438,449.40	7.96	39.72	7.433	613	79.88	358	358	0
$175,000.01 to $200,000.00	401	75,140,620.06	8.37	39.89	7.386	619	78.68	359	359	0
$200,000.01 to $225,000.00	269	57,140,535.83	6.36	40.49	7.275	621	78.22	360	360	0
$225,000.01 to $250,000.00	243	57,825,507.27	6.44	41.78	7.317	627	79.41	358	358	0
$250,000.01 to $275,000.00	179	46,965,617.61	5.23	41.93	7.217	623	79.37	360	360	0
$275,000.01 to $300,000.00	144	41,401,943.43	4.61	41.32	7.162	630	80.22	359	359	0
$300,000.01 to $325,000.00	110	34,319,209.39	3.82	42.35	7.135	631	79.15	360	360	0
$325,000.01 to $350,000.00	100	33,777,034.47	3.76	43.06	7.098	624	80.27	360	360	0
$350,000.01 to $375,000.00	57	20,668,523.51	2.30	43.06	7.271	639	81.16	360	360	0
$375,000.01 to $400,000.00	73	28,342,226.88	3.16	43.62	7.307	633	82.62	358	358	0
$400,000.01 to $425,000.00	45	18,597,630.41	2.07	41.95	6.940	663	83.39	360	360	0
$425,000.01 to $450,000.00	43	18,860,974.32	2.10	40.78	7.163	634	81.06	360	360	0
$450,000.01 to $475,000.00	26	12,065,207.40	1.34	40.74	6.889	652	83.78	360	360	0
$475,000.01 to $500,000.00	32	15,728,794.24	1.75	44.15	6.824	632	80.85	360	360	0
$500,000.01 to $525,000.00	23	11,866,732.25	1.32	42.53	6.816	655	83.79	360	360	0
$525,000.01 to $550,000.00	26	13,990,743.74	1.56	44.36	6.648	655	81.65	360	359	1
$550,000.01 to $575,000.00	9	5,083,814.47	0.57	42.94	6.954	635	74.73	360	360	0
$575,000.01 to $600,000.00	17	10,127,310.25	1.13	40.94	7.476	614	82.87	360	359	1
$600,000.01 to $625,000.00	10	6,131,592.36	0.68	43.31	7.106	619	78.96	360	360	0
$625,000.01 to $650,000.00	16	10,227,250.37	1.14	41.37	7.081	632	78.95	360	359	1
$650,000.01 to $675,000.00	8	5,292,416.12	0.59	40.50	7.325	608	80.93	360	359	1
$675,000.01 to $700,000.00	3	2,048,000.00	0.23	42.15	7.956	595	81.66	360	360	0

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

$700,000.01 to $725,000.00	4	2,860,485.73	0.32	42.25	6.565	661	76.58	360	359	1
$725,000.01 to $750,000.00	4	2,976,000.00	0.33	40.44	6.504	597	72.79	360	360	0
$750,000.01 to $775,000.00	4	3,068,222.17	0.34	40.17	6.227	634	74.43	360	360	0
$775,000.01 to $800,000.00	1	800,000.00	0.09	50.05	9.150	522	73.39	360	360	0
$800,000.01 or greater	27	26,747,929.20	2.98	37.72	7.005	616	71.51	360	359	1
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

4. Original Term

Original Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
120	3	$161,006.81	0.02%	39.96%	9.198%	596	66.25%	120	119	1
180	66	6,313,398.99	0.70	35.57	7.709	634	68.70	180	180	0
240	23	2,464,535.81	0.27	43.48	7.649	629	76.60	240	240	0
360	4,927	888,935,688.04	99.00	40.41	7.449	621	79.45	360	360	0
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Total

5. Remaining Term

Remaining Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
116 to 120	3	$161,006.81	0.02%	39.96%	9.198%	596	66.25%	120	119	1
176 to 180	66	6,313,398.99	0.70	35.57	7.709	634	68.70	180	180	0
231 to 235	1	98,488.81	0.01	51.91	11.990	643	100.00	240	235	5
236 to 240	22	2,366,047.00	0.26	43.13	7.468	629	75.63	240	240	0
346 to 350	2	347,259.36	0.04	40.32	8.065	539	74.11	360	349	11
351 to 355	29	6,401,818.96	0.71	42.78	7.817	590	79.79	360	355	5
356 to 360	4,896	882,186,609.72	98.25	40.39	7.446	621	79.45	360	360	0
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

6. FICO Score

FICO Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
801 to 850	7	$1,568,500.00	0.17%	40.53%	6.146%	808	64.94%	360	360	0
751 to 800	81	19,937,380.00	2.22	41.14	6.645	770	82.11	360	360	0
701 to 750	284	61,608,720.80	6.86	40.40	6.703	721	82.50	357	357	0
651 to 700	921	183,409,637.10	20.43	40.08	6.827	672	80.58	358	358	0
601 to 650	1,600	294,079,632.67	32.75	40.56	7.191	626	80.32	358	357	0
551 to 600	1,317	211,885,954.81	23.60	40.41	7.840	579	78.03	359	359	0
501 to 550	729	116,659,121.52	12.99	40.39	8.849	528	76.05	359	358	0
451 to 500	8	754,171.37	0.08	40.21	9.784	500	59.86	360	358	2
Not Available	72	7,971,511.38	0.89	37.57	8.540	0	73.86	359	358	1
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Total

7. Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
A	269	$46,316,196.74	5.16%	39.60%	8.283%	568	76.38%	358	358	0
AA	558	103,534,658.92	11.53	40.37	7.886	586	80.46	358	358	0
AA+	3,728	676,735,627.32	75.37	40.49	7.169	637	80.21	358	358	0
B	283	45,055,822.19	5.02	39.56	8.657	559	74.25	359	359	0
C	115	17,237,814.51	1.92	39.92	9.228	552	69.33	360	360	0
CC	62	8,730,409.97	0.97	41.70	10.056	557	62.79	360	359	1
NG	4	264,100.00	0.03	35.90	8.156	613	84.49	360	360	0
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

8. Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Single Family	3,917	$670,484,529.28	74.67%	40.05%	7.467%	616	79.01%	358	358	0
PUD	463	92,154,920.22	10.26	40.40	7.359	614	80.27	358	358	0
2-4 Family	340	85,488,410.75	9.52	42.43	7.424	651	79.79	359	358	0
Low Rise Condo	220	38,410,843.73	4.28	41.58	7.343	655	81.89	360	359	0
MF Housing	67	8,655,461.17	0.96	41.34	7.799	636	80.89	358	357	1
High Rise Condo	12	2,680,464.50	0.30	41.62	8.285	587	80.87	360	359	1
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Total

9. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	4,596	$825,805,993.90	91.97%	40.47%	7.422%	618	79.21%	358	358	0
Non-Owner Occupied	360	57,759,131.14	6.43	39.59	7.991	652	81.00	359	358	0
Second Home	63	14,309,504.61	1.59	38.05	7.029	659	81.40	358	358	0
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

10. Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full	3,297	$520,631,356.42	57.98%	40.80%	7.482%	608	80.35%	358	358	0
Stated Income	1,651	362,535,729.50	40.38	39.75	7.401	637	77.83	359	358	0
No Documentation	45	8,456,283.29	0.94		7.357	728	80.89	360	360	0
Limited Income	24	5,614,145.89	0.63	42.72	8.128	650	83.27	360	360	0
NRT	1	501,639.90	0.06		7.400	699	95.00	360	357	3
Business Bank Statements	1	135,474.65	0.02	39.88	6.900	675	95.00	360	359	1
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is *not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does* not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed *herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any* securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Total

11. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
C/O Refi	2,847	$541,074,070.15	60.26%	40.12%	7.500%	614	77.88%	358	357	0
Purchase	1,927	309,436,551.70	34.46	40.81	7.364	634	82.13	360	359	0
R/T Refi	245	47,364,007.80	5.28	40.60	7.482	617	78.31	358	357	1
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

12. Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2/28 ARM	3,252	$536,665,182.22	59.77%	40.14%	7.761%	607	79.97%	360	360	0
2/28 ARM with 5yr IO	602	176,341,430.20	19.64	41.32	6.720	640	80.74	360	360	0
30 Year Fixed	813	123,140,973.76	13.71	40.08	7.342	649	76.12	360	360	0
3/27 ARM	152	25,769,757.23	2.87	39.45	7.283	635	78.98	360	360	0
3/27 ARM with 5yr IO	60	17,120,966.24	1.91	42.66	6.414	651	76.46	360	360	0
30 Year Fixed with 5yr IO	24	6,497,290.00	0.72	39.35	6.793	640	78.37	360	360	0
15 Year Fixed	47	4,738,727.24	0.53	34.84	7.583	642	67.14	180	180	0
20 Year Fixed	23	2,464,535.81	0.27	43.48	7.649	629	76.60	240	240	0
6 Month ARM	12	2,162,811.18	0.24	41.93	7.511	597	80.25	360	359	1
2/13 ARM	19	1,574,671.75	0.18	37.92	8.089	610	73.38	180	180	0
30 Year Fixed Rate Reduction	10	865,777.21	0.10	42.71	9.195	618	69.64	360	359	1
15/15 ARM with 5yr IO	1	321,500.00	0.04	59.60	5.725	601	26.79	360	358	2
10 Year Fixed	3	161,006.81	0.02	39.96	9.198	596	66.25	120	119	1
15/15 ARM	1	50,000.00	0.01	54.13	8.000	694	39.37	360	360	0
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

13. Interest Only Loans

Interest Only Loans	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Interest Only	687	$200,281,186.44	22.31%	41.41%	6.694%	641	80.21%	360	360	0
Not Interest Only	4,332	697,593,443.21	77.69	40.08	7.670	615	79.12	358	358	0
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

14. LIEN

LIEN	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	4,899	$888,947,563.88	99.01%	40.34%	7.423%	621	79.22%	358	358	0
2	120	8,927,065.77	0.99	44.84	10.363	622	94.16	355	354	1
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

15. Prepayment Penalty Term (Months)

Prepayment Penalty Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	1,442	$267,640,493.38	29.81%	40.47%	7.678%	617	78.57%	358	358	0
12	234	66,231,891.16	7.38	40.70	7.125	645	78.60	359	359	0
24	2,654	451,653,494.17	50.30	40.38	7.441	615	80.79	360	359	0
30	4	854,200.00	0.10	43.81	7.897	643	82.21	360	360	0
36	685	111,494,550.94	12.42	39.98	7.145	642	75.93	353	353	0
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

16. State or Territory

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	549	$155,262,547.14	17.29%	42.41%	6.880%	634	77.32%	359	358	0
Florida	585	98,349,186.47	10.95	39.34	7.442	619	79.63	359	359	0
Massachusetts	297	74,459,684.48	8.29	41.91	7.206	632	78.37	360	360	0
New York	237	65,435,173.75	7.29	41.02	7.314	638	77.88	359	358	0
Texas	476	58,082,474.15	6.47	39.24	7.854	604	80.08	356	355	0
New Jersey	191	49,478,131.16	5.51	40.52	7.607	613	76.58	359	358	0
Virginia	181	32,616,177.02	3.63	38.96	7.832	604	78.14	359	359	0
Michigan	246	30,547,472.54	3.40	39.39	7.772	619	82.81	358	358	0
Illinois	183	29,302,556.25	3.26	40.64	7.871	601	82.03	359	359	1
Pennsylvania	183	23,033,170.96	2.57	39.75	7.503	625	81.11	351	351	0
Georgia	159	21,098,168.45	2.35	40.87	7.810	616	83.92	354	354	0
Connecticut	108	19,602,594.46	2.18	40.94	7.434	614	76.97	360	360	0
Maryland	84	18,915,440.08	2.11	39.20	7.716	602	77.26	360	359	0
Ohio	166	18,865,081.35	2.10	37.51	7.732	617	83.62	359	359	0
Colorado	97	16,117,246.05	1.80	40.06	7.342	619	83.58	360	360	0
Rhode Island	73	15,757,920.86	1.76	38.39	7.045	638	77.63	360	360	0
Arizona	91	15,422,396.57	1.72	39.48	7.473	618	80.87	359	359	0
Washington	67	12,601,451.87	1.40	42.32	7.369	614	79.81	360	360	0
Nevada	54	11,412,379.07	1.27	41.87	7.058	640	79.54	360	359	1
North Carolina	89	10,520,964.35	1.17	39.42	8.092	614	80.75	358	357	0
Minnesota	59	10,501,362.55	1.17	40.91	7.757	617	82.17	360	360	0
Wisconsin	63	9,514,841.65	1.06	39.71	7.778	618	82.89	356	356	0
Maine	66	9,146,903.31	1.02	39.84	7.760	623	78.97	357	356	0
New Hampshire	50	8,594,276.16	0.96	41.92	7.418	610	78.71	360	360	0
Missouri	68	8,090,701.75	0.90	37.75	8.485	595	86.13	357	357	0
Tennessee	62	6,401,548.34	0.71	37.03	8.091	613	84.08	352	352	0

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Total

Kentucky	58	6,391,322.58	0.71	37.79	7.304	628	81.95	360	360	0
South Carolina	40	5,981,572.60	0.67	43.56	7.475	614	79.21	360	359	1
Hawaii	18	5,902,814.19	0.66	42.12	6.693	681	77.71	360	360	0
Louisiana	49	5,894,967.05	0.66	38.16	8.182	614	81.62	350	350	0
Indiana	58	5,595,195.86	0.62	37.92	8.135	605	79.87	357	357	0
Oregon	35	5,093,909.52	0.57	43.79	7.421	615	78.66	360	360	0
Vermont	29	3,881,766.25	0.43	36.71	8.274	609	80.39	360	360	0
Oklahoma	35	3,803,410.51	0.42	38.98	7.823	607	84.46	360	360	0
District of Columbia	11	3,405,505.97	0.38	34.29	6.784	627	64.22	360	360	0
Alabama	37	3,379,935.29	0.38	37.67	8.172	599	80.11	351	351	1
Idaho	23	3,105,488.42	0.35	36.61	7.345	632	81.15	360	360	0
Arkansas	29	2,869,590.27	0.32	37.69	8.844	581	86.25	358	357	1
Utah	20	2,574,780.65	0.29	38.41	7.298	617	82.77	360	360	0
Wyoming	18	2,473,140.00	0.28	40.90	7.187	618	83.68	360	360	0
Iowa	21	1,980,914.93	0.22	38.53	8.769	597	83.83	360	359	1
Kansas	17	1,854,430.00	0.21	29.60	8.475	607	85.41	360	360	0
Montana	8	1,568,200.00	0.17	34.96	8.076	577	78.83	360	360	0
Mississippi	11	1,045,309.15	0.12	40.52	8.626	579	86.93	360	359	1
Delaware	6	977,911.27	0.11	36.03	8.503	600	81.43	360	360	0
Nebraska	6	450,929.98	0.05	29.34	8.604	615	79.09	307	307	0
South Dakota	2	182,400.00	0.02	46.19	7.889	566	80.00	360	360	0
Alaska	1	176,000.00	0.02	36.82	6.950	652	47.57	360	360	0
North Dakota	3	155,284.37	0.02	38.78	9.105	575	79.89	300	299	1
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Total

17. Gross Margin

Gross Margin	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2.501% to 3.000%	2	$570,400.00	0.08%	38.76%	5.611%	663	80.00%	360	360	0
3.001% to 3.500%	29	7,831,238.57	1.03	42.40	5.675	686	76.96	360	360	0
3.501% to 4.000%	120	29,542,008.35	3.89	41.87	5.844	683	77.55	360	360	0
4.001% to 4.500%	363	80,602,436.25	10.61	40.00	6.340	665	75.64	360	360	0
4.501% to 5.000%	683	142,193,596.27	18.71	41.07	6.744	643	79.19	360	360	0
5.001% to 5.500%	819	159,162,907.77	20.94	40.83	7.189	627	80.99	360	359	0
5.501% to 6.000%	669	117,452,841.87	15.45	39.96	7.652	612	83.16	359	359	0
6.001% to 6.500%	476	81,226,108.91	10.69	40.60	8.090	583	81.85	359	359	0
6.501% to 7.000%	367	59,707,885.68	7.86	39.23	8.581	568	80.20	359	359	0
7.001% to 7.500%	254	36,378,432.49	4.79	39.69	9.029	556	78.66	359	359	0
7.501% to 8.000%	234	34,449,361.01	4.53	40.00	9.710	535	77.76	359	359	0
8.001% to 8.500%	60	7,575,707.28	1.00	40.89	10.190	526	79.59	360	360	0
8.501% to 9.000%	17	2,354,357.64	0.31	39.72	10.724	524	80.93	360	360	0
9.001% to 9.500%	5	844,376.17	0.11	41.59	10.732	543	75.59	360	359	1
10.001% to 10.500%	1	114,660.56	0.02	26.07	11.240	534	80.00	360	350	10
Total:	**4,099**	**$760,006,318.82**	**100.00%**	**40.46%**	**7.472%**	**617**	**80.00%**	**360**	**359**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Total

18. Initial Periodic Rate Cap

Initial Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000%	14	$2,341,939.01	0.31%	38.01%	8.260%	594	80.54%	360	359	1
2.000%	1	331,868.44	0.04	40.70	8.990	529	70.00	360	357	3
3.000%	4,084	757,332,511.37	99.65	40.47	7.469	617	80.00	360	359	0
Total:	**4,099**	**$760,006,318.82**	**100.00%**	**40.46%**	**7.472%**	**617**	**80.00%**	**360**	**359**	**0**

19. Subsequent Periodic Rate Cap

Subsequent Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000%	4,095	$759,211,142.82	99.90%	40.47%	7.470%	617	80.00%	360	359	0
1.500%	2	324,373.16	0.04	36.01	10.724	515	71.14	360	357	3
2.000%	2	470,802.84	0.06	26.46	7.636	623	88.27	360	356	4
Total:	**4,099**	**$760,006,318.82**	**100.00%**	**40.46%**	**7.472%**	**617**	**80.00%**	**360**	**359**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Total

20. Maximum Loan Rate

Maximum Loan Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.501% to 11.000%	3	$908,000.00	0.12%	45.57%	4.957%	685	80.00%	360	360	0
11.001% to 11.500%	59	14,040,237.40	1.85	43.93	5.324	669	73.42	360	360	0
11.501% to 12.000%	193	52,742,573.45	6.94	40.92	5.856	667	77.14	360	360	0
12.001% to 12.500%	379	92,905,184.56	12.22	40.73	6.315	649	78.13	360	360	0
12.501% to 13.000%	685	148,367,335.26	19.52	40.97	6.801	639	80.15	360	360	0
13.001% to 13.500%	619	123,087,744.79	16.20	40.77	7.291	627	80.88	360	359	0
13.501% to 14.000%	735	126,667,782.44	16.67	40.20	7.775	607	82.12	359	359	0
14.001% to 14.500%	421	68,272,628.56	8.98	40.38	8.287	586	82.14	360	359	0
14.501% to 15.000%	394	57,410,585.10	7.55	39.53	8.777	568	79.63	359	359	0
15.001% to 15.500%	227	31,080,202.47	4.09	39.74	9.285	554	80.12	360	359	0
15.501% to 16.000%	182	22,998,136.06	3.03	38.63	9.743	550	79.24	358	358	0
16.001% to 16.500%	90	10,890,562.75	1.43	37.31	10.258	534	75.35	360	360	0
16.501% to 17.000%	58	5,998,844.29	0.79	38.73	10.786	533	77.02	358	358	0
17.001% to 17.500%	27	2,147,358.47	0.28	36.94	11.229	536	79.05	360	359	1
17.501% to 18.000%	19	1,673,976.90	0.22	37.93	11.772	533	72.30	360	360	0
18.001% to 18.500%	6	555,457.02	0.07	41.45	12.127	535	63.73	360	360	0
18.501% to 19.000%	2	259,709.30	0.03	36.83	11.943	509	67.42	360	359	1
Total:	**4,099**	**$760,006,318.82**	**100.00%**	**40.46%**	**7.472%**	**617**	**80.00%**	**360**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Total

21. *Minimum Loan Rate*

Minimum Loan Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.501% - 5.000%	4	$1,542,856.01	0.20%	48.48%	5.382%	643	77.94%	360	358	2
5.001% - 5.500%	60	14,264,586.12	1.88	43.81	5.337	668	73.35	360	360	0
5.501% - 6.000%	193	52,431,018.60	6.90	40.85	5.866	668	77.15	360	360	0
6.001% - 6.500%	379	92,830,598.26	12.21	40.73	6.320	648	78.14	360	360	0
6.501% - 7.000%	685	148,367,335.26	19.52	40.97	6.801	639	80.15	360	360	0
7.001% - 7.500%	620	123,150,500.02	16.20	40.77	7.291	627	80.88	360	359	0
7.501% - 8.000%	734	126,473,939.42	16.64	40.17	7.779	607	82.15	359	359	0
8.001% - 8.500%	421	68,272,628.56	8.98	40.38	8.287	586	82.14	360	359	0
8.501% - 9.000%	395	57,742,453.54	7.60	39.54	8.778	568	79.57	359	359	0
9.001% - 9.500%	226	30,930,440.05	4.07	39.76	9.285	554	80.15	360	359	0
9.501% - 10.000%	180	22,474,054.25	2.96	38.57	9.753	550	79.29	358	358	0
10.001% - 10.500%	90	10,890,562.75	1.43	37.31	10.258	534	75.35	360	360	0
10.501% - 11.000%	58	5,998,844.29	0.79	38.73	10.786	533	77.02	358	358	0
11.001% - 11.500%	27	2,147,358.47	0.28	36.94	11.229	536	79.05	360	359	1
11.501% - 12.000%	20	1,848,811.20	0.24	37.89	11.755	530	71.88	360	359	1
12.001% - 12.500%	6	555,457.02	0.07	41.45	12.127	535	63.73	360	360	0
12.501% - 13.000%	1	84,875.00	0.01	35.54	12.650	514	66.57	360	360	0
Total:	**4,099**	**$760,006,318.82**	**100.00%**	**40.46%**	**7.472%**	**617**	**80.00%**	**360**	**359**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Total

22. Month of Next Interest Rate Adjustment

Month of Next Interest Rate Adjustment	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2005-08	1	$634,856.01	0.08%	52.64%	5.990%	582	75.00%	360	356	4
2005-09	1	75,905.17	0.01	52.30	11.150	0	80.00	360	357	3
2005-12	9	1,278,850.00	0.17	35.53	8.235	598	82.90	360	360	0
2006-01	1	173,200.00	0.02	45.44	6.150	645	80.00	360	360	0
2006-07	1	232,598.80	0.03	47.35	6.500	542	71.21	360	349	11
2006-08	1	114,660.56	0.02	26.07	11.240	534	80.00	360	350	10
2006-11	3	384,928.51	0.05	49.75	8.754	587	72.95	360	353	7
2006-12	5	998,153.69	0.13	38.11	7.702	644	79.25	360	354	6
2007-01	18	4,486,630.06	0.59	43.92	7.609	577	79.64	360	355	5
2007-02	22	4,848,383.09	0.64	44.56	7.736	588	76.36	360	356	4
2007-03	133	27,590,148.39	3.63	41.87	7.711	599	80.78	359	356	3
2007-04	80	14,019,849.48	1.84	43.51	7.739	617	82.98	360	358	2
2007-05	224	35,990,975.14	4.74	40.67	7.496	636	81.32	360	359	1
2007-06	2,699	507,468,525.55	66.77	40.25	7.477	617	80.18	360	360	0
2007-07	687	118,446,430.90	15.58	40.20	7.529	608	79.37	359	359	0
2008-01	1	224,972.41	0.03	24.62	7.250	628	91.84	360	355	5
2008-02	1	245,830.43	0.03	28.14	7.990	619	85.00	360	356	4
2008-03	5	655,866.16	0.09	35.83	7.425	649	77.08	360	357	3
2008-04	7	855,859.40	0.11	42.13	7.969	644	80.01	360	358	2
2008-05	16	2,948,964.87	0.39	44.07	6.575	652	75.00	360	359	1
2008-06	155	32,133,342.20	4.23	41.31	6.940	641	78.06	360	360	0
2008-07	27	5,825,888.00	0.77	37.63	6.836	638	77.98	360	360	0
2020-04	1	321,500.00	0.04	59.60	5.725	601	26.79	360	358	2
2020-06	1	50,000.00	0.01	54.13	8.000	694	39.37	360	360	0
Total:	**4,099**	**$760,006,318.82**	**100.00%**	**40.46%**	**7.472%**	**617**	**80.00%**	**360**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, *including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the* Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any *securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy* of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Total

23. DTI

DTI	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
N/A	137	$30,709,610.50	3.42%	0.00%	7.437%	655	80.28%	359	358	1
>0.00 <= 5.00	2	362,500.00	0.04	2.93	6.855	608	76.48	360	360	0
>5.00 <= 10.00	7	1,384,050.00	0.15	7.25	7.068	603	77.99	360	360	0
>10.00 <=15.00	51	5,496,040.41	0.61	13.15	7.684	617	74.03	353	353	0
>15.00 <= 20.00	160	23,033,146.49	2.57	17.89	7.430	628	75.08	359	359	0
>20.00 <= 25.00	267	37,188,818.34	4.14	22.66	7.730	607	76.12	356	356	0
>25.00 <= 30.00	441	67,266,023.08	7.49	27.68	7.502	621	78.23	357	357	0
>30.00 <= 35.00	632	103,165,691.40	11.49	32.64	7.500	618	78.09	357	357	0
>35.00 <= 40.00	829	145,940,643.08	16.25	37.65	7.473	620	79.73	359	359	0
>40.00 <= 45.00	891	173,439,501.94	19.32	42.55	7.402	627	80.48	359	358	0
>45.00 <= 50.00	903	173,205,610.35	19.29	47.59	7.400	620	80.43	359	359	0
>50.00 <= 55.00	523	104,188,693.53	11.60	52.34	7.437	615	79.38	358	357	0
>55.00	176	32,494,300.53	3.62	57.83	7.391	612	79.25	359	359	0
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. *This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy* of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in Florida

1. Current Mortgage Rate

Current Mortgage Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
5.001% to 5.500%	5	$940,400.00	0.96%	44.38%	5.369%	716	77.95%	360	360	0
5.501% to 6.000%	17	3,925,513.04	3.99	39.06	5.871	630	79.40	360	360	0
6.001% to 6.500%	54	11,378,565.34	11.57	34.74	6.294	649	77.45	359	358	0
6.501% to 7.000%	128	25,324,525.59	25.75	40.20	6.800	642	78.34	360	360	0
7.001% to 7.500%	108	17,033,459.92	17.32	40.87	7.280	624	80.61	360	360	0
7.501% to 8.000%	101	16,254,690.14	16.53	40.57	7.763	612	81.31	359	359	0
8.001% to 8.500%	62	9,502,752.67	9.66	39.83	8.272	597	83.84	360	360	0
8.501% to 9.000%	45	6,940,902.86	7.06	35.87	8.756	572	79.27	358	358	0
9.001% to 9.500%	27	2,826,729.40	2.87	42.51	9.291	555	75.33	357	356	0
9.501% to 10.000%	11	1,432,302.35	1.46	41.13	9.728	564	78.44	342	342	0
10.001% to 10.500%	12	1,431,051.08	1.46	34.70	10.227	534	79.06	360	360	0
10.501% to 11.000%	6	443,840.76	0.45	34.14	10.880	558	71.42	360	359	1
11.001% to 11.500%	4	310,229.00	0.32	35.28	11.186	558	93.55	360	359	1
11.501% to 12.000%	3	399,099.32	0.41	39.32	11.840	516	69.21	360	360	0
12.001% to 12.500%	1	120,250.00	0.12	46.86	12.050	533	65.00	360	360	0
12.501% to 13.000%	1	84,875.00	0.09	35.54	12.650	514	66.57	360	360	0
Total:	**585**	**$98,349,186.47**	**100.00%**	**39.34%**	**7.442%**	**619**	**79.63%**	**359**	**359**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.



OOMLT 2005-3
Loans Originated in Florida

2. Original Combined LTV

Original Combined LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
20.01% to 30.00%	1	$65,000.00	0.07%	48.98%	11.000%	514	26.42%	360	360	0
30.01% to 40.00%	7	530,000.00	0.54	30.99	7.335	595	35.64	360	360	0
40.01% to 50.00%	8	802,642.00	0.82	42.12	7.208	626	45.49	351	351	0
50.01% to 60.00%	22	3,703,180.00	3.77	32.66	7.203	623	54.29	360	360	0
60.01% to 70.00%	74	12,394,789.29	12.60	37.88	7.620	593	67.27	358	357	0
70.01% to 80.00%	288	47,541,458.58	48.34	39.50	7.344	617	78.59	359	359	0
80.01% to 90.00%	124	23,177,888.25	23.57	39.72	7.402	632	87.94	360	360	0
90.01% to 100.00%	61	10,134,228.35	10.30	42.07	7.859	633	95.24	360	360	0
Total:	**585**	**$98,349,186.47**	**100.00%**	**39.34%**	**7.442%**	**619**	**79.63%**	**359**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such *assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes.* The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. *Information contained in this material is current as of the date appearing on this material only.* Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in Florida

3. Statistical Cut-Off Balance

Statistical Cut-Off Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
$1 to $50,000	5	$250,000.00	0.25%	41.16%	8.038%	561	42.76%	360	360	0
$50,001 to $100,000	120	9,587,614.97	9.75	36.93	8.349	602	75.98	355	355	0
$100,001 to $150,000	204	25,567,094.95	26.00	38.62	7.629	618	78.15	358	358	0
$150,001 to $200,000	122	20,950,737.03	21.30	40.33	7.307	625	81.25	360	360	0
$200,001 to $250,000	69	15,309,877.53	15.57	40.12	7.297	624	82.46	360	360	0
$250,001 to $300,000	22	5,989,011.40	6.09	41.05	7.448	624	82.88	360	360	0
$300,001 to $350,000	18	5,759,100.00	5.86	43.90	6.961	633	82.26	360	360	0
$350,001 to $400,000	4	1,477,000.00	1.50	47.84	6.778	657	83.03	360	360	0
$400,001 to $450,000	4	1,676,350.00	1.70	40.38	7.368	586	89.23	360	360	0
$450,001 to $500,000	3	1,442,000.00	1.47	30.22	6.633	585	79.55	360	360	0
$500,001 to $550,000	3	1,571,250.00	1.60	38.78	7.274	603	77.86	360	360	0
$550,001 to $600,000	4	2,327,647.00	2.37	39.69	6.710	641	83.08	360	360	0
$600,001 to $650,000	1	650,000.00	0.66	41.35	8.400	631	88.68	360	360	0
$700,001 to $750,000	2	1,473,485.73	1.50	46.61	7.188	586	69.13	360	359	1
$800,001 or greater	4	4,318,017.86	4.39	29.68	7.006	617	68.93	360	359	1
Total:	**585**	**$98,349,186.47**	**100.00%**	**39.34%**	**7.442%**	**619**	**79.63%**	**359**	**359**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does *not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to* securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to *securities that are ultimately offered for sale pursuant to such registration statement.* Information contained in this material is current as of the date appearing on this material only. *Information in this material regarding any assets backing any securities discussed* herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in Florida

4. Original Term

Original Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
169 to 180	3	$287,600.00	0.29%	44.79%	9.191%	581	76.37%	180	180	0
229 to 240	3	303,000.00	0.31	45.01	7.229	626	61.31	240	240	0
349 to 360	579	97,758,586.47	99.40	39.31	7.437	619	79.70	360	360	0
Total:	**585**	**$98,349,186.47**	**100.00%**	**39.34%**	**7.442%**	**619**	**79.63%**	**359**	**359**	**0**

5. Remaining Term

Remaining Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
169 to 180	3	$287,600.00	0.29%	44.79%	9.191%	581	76.37%	180	180	0
229 to 240	3	303,000.00	0.31	45.01	7.229	626	61.31	240	240	0
349 to 360	579	97,758,586.47	99.40	39.31	7.437	619	79.70	360	360	0
Total:	**585**	**$98,349,186.47**	**100.00%**	**39.34%**	**7.442%**	**619**	**79.63%**	**359**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does *not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to* securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. *This material is furnished solely by the Underwriter and not by the issuer of the securities.* The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in Florida

6. FICO Score

FICO Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Not Available	5	$621,803.24	0.63%	40.21%	8.853%	0	80.04%	360	359	1
501 to 520	28	4,716,597.36	4.80	37.46	9.219	511	72.42	360	359	1
521 to 540	32	4,100,069.04	4.17	37.89	8.767	530	73.54	358	358	0
541 to 560	32	4,735,145.45	4.81	39.54	8.441	550	76.04	357	357	0
561 to 580	55	9,018,167.66	9.17	40.46	7.817	571	76.97	360	360	0
581 to 600	76	12,866,824.48	13.08	39.25	7.387	591	79.07	358	358	0
601 to 620	83	13,764,774.44	14.00	41.54	7.383	610	82.76	359	359	0
621 to 640	81	13,675,038.65	13.90	38.70	7.234	630	82.71	359	359	0
641 to 660	64	13,986,332.96	14.22	36.02	6.904	649	78.88	360	360	0
661 to 680	61	9,183,373.59	9.34	38.37	6.962	669	79.29	358	358	0
681 to 700	27	4,326,594.49	4.40	42.89	7.094	689	83.03	360	360	0
701 to 720	18	3,185,919.80	3.24	41.68	6.590	711	78.29	360	360	0
721 to 740	11	2,389,895.59	2.43	44.46	7.057	729	88.70	360	360	0
741 to 760	6	928,220.00	0.94	45.14	6.787	747	82.56	360	360	0
761 to 780	2	258,200.00	0.26	37.08	6.559	772	79.60	360	360	0
781 to 800	3	428,229.72	0.44	41.17	6.437	795	85.43	360	360	0
801 to 820	1	164,000.00	0.17	0.00	6.600	809	69.79	360	360	0
Total:	**585**	**$98,349,186.47**	**100.00%**	**39.34%**	**7.442%**	**619**	**79.63%**	**359**	**359**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in Florida

7. Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Single Family	410	$66,440,459.03	67.56%	38.82%	7.398%	617	78.41%	359	359	0
PUD	108	21,510,400.94	21.87	40.49	7.314	621	81.59	359	359	0
Low Rise Condo	38	5,551,090.49	5.64	40.47	7.797	643	84.54	360	360	0
2-4 Family	14	2,347,533.75	2.39	40.85	8.048	649	84.92	360	360	0
High Rise Condo	6	1,748,889.50	1.78	37.43	8.292	567	80.07	360	358	2
MF Housing	9	750,812.76	0.76	42.45	8.477	648	78.30	360	359	1
Total:	**585**	**$98,349,186.47**	**100.00%**	**39.34%**	**7.442%**	**619**	**79.63%**	**359**	**359**	**0**

8. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	521	$88,386,412.94	89.87%	39.04%	7.392%	615	79.23%	359	359	0
Non-Owner Occupied	44	6,401,617.94	6.51	41.98	8.010	653	81.27	360	360	0
Second Home	20	3,561,155.59	3.62	41.86	7.654	658	86.78	360	360	0
Total:	**585**	**$98,349,186.47**	**100.00%**	**39.34%**	**7.442%**	**619**	**79.63%**	**359**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to *securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed* herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in Florida

9. Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full	352	$52,939,368.82	53.83%	39.27%	7.400%	609	80.42%	359	359	0
Stated Income	220	43,684,005.49	44.42	39.51	7.473	630	78.65	359	359	0
No Documentation	8	1,063,935.00	1.08	0.00	7.320	736	75.88	360	360	0
Limited Income	5	661,877.16	0.67	33.35	8.857	613	87.20	360	359	1
Total:	**585**	**$98,349,186.47**	**100.00%**	**39.34%**	**7.442%**	**619**	**79.63%**	**359**	**359**	**0**

10. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Cashout Refinance	274	$49,533,648.98	50.37%	38.13%	7.515%	603	76.93%	359	358	0
Purchase	296	46,779,868.17	47.57	40.46	7.357	638	82.78	360	360	0
Rate/Term Refinance	15	2,035,669.32	2.07	43.05	7.602	602	72.92	360	360	0
Total:	**585**	**$98,349,186.47**	**100.00%**	**39.34%**	**7.442%**	**619**	**79.63%**	**359**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in Florida

11. Product Type

roduct Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
5 Year Fixed	2	$199,600.00	0.20%	42.44%	9.738%	570	74.77%	180	180	0
0 Year Fixed	3	303,000.00	0.31	45.01	7.229	626	61.31	240	240	0
/13 ARM	1	88,000.00	0.09	50.13	7.950	605	80.00	180	180	0
/28 ARM	374	59,173,670.77	60.17	39.80	7.622	612	80.44	360	360	0
/28 ARM with 5yr IO	59	15,946,420.86	16.21	36.57	6.897	625	80.93	360	360	0
0 Year Fixed	109	15,828,650.31	16.09	40.32	7.389	633	75.65	360	360	0
0 Year Fixed with 5yr IO	4	1,525,250.00	1.55	45.49	6.834	651	81.20	360	359	1
0 Year Fixed Rate Reduction	2	262,901.08	0.27	42.27	8.501	664	66.99	360	359	1
/27 ARM	22	3,240,103.16	3.29	36.03	7.374	630	79.29	360	360	0
/27 ARM with 5yr IO	7	1,541,590.29	1.57	37.05	6.837	640	83.56	360	360	0
Month ARM	2	240,000.00	0.24	47.33	8.248	632	67.91	360	360	0
Total:	**585**	**$98,349,186.47**	**100.00%**	**39.34%**	**7.442%**	**619**	**79.63%**	**359**	**359**	**0**

12. LIEN

LIEN	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	578	$97,860,819.51	99.50%	39.33%	7.425%	619	79.53%	359	359	0
2	7	488,366.96	0.50	41.04	10.820	607	99.97	360	359	1
Total:	**585**	**$98,349,186.47**	**100.00%**	**39.34%**	**7.442%**	**619**	**79.63%**	**359**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in Florida

13. Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	15	$2,934,581.60	2.98%	39.63%	8.628%	635	83.97%	360	360	0
12	6	1,166,220.00	1.19	36.71	7.482	629	77.72	360	360	0
24	425	71,782,084.99	72.99	39.21	7.449	614	80.28	360	360	0
36	139	22,466,299.88	22.84	39.88	7.262	635	77.11	357	357	0
Total:	**585**	**$98,349,186.47**	**100.00%**	**39.34%**	**7.442%**	**619**	**79.63%**	**359**	**359**	**0**

14. State or Territory

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Florida	585	$98,349,186.47	100.00%	39.34%	7.442%	619	79.63%	359	359	0
Total:	**585**	**$98,349,186.47**	**100.00%**	**39.34%**	**7.442%**	**619**	**79.63%**	**359**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in Florida

15. DTI

DTI	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
N/A	12	$1,581,385.00	1.61%	0.00%	7.825%	679	77.11%	360	360	0
>5.00 <= 10.00	1	107,100.00	0.11	5.85	8.090	633	85.00	360	360	0
>10.00 <=15.00	7	779,295.17	0.79	12.86	8.522	598	80.02	360	360	0
>15.00 <= 20.00	17	3,423,666.84	3.48	18.36	6.989	623	75.94	360	360	0
>20.00 <= 25.00	32	5,533,054.45	5.63	22.72	7.426	613	73.81	360	360	0
>25.00 <= 30.00	53	7,606,669.49	7.73	27.39	7.485	609	79.43	360	360	0
>30.00 <= 35.00	73	11,948,288.80	12.15	32.24	7.458	612	78.64	360	360	0
>35.00 <= 40.00	95	14,671,534.99	14.92	37.72	7.459	621	80.97	359	359	0
>40.00 <= 45.00	112	23,142,155.69	23.53	42.38	7.294	626	80.15	358	358	0
>45.00 <= 50.00	110	17,650,418.29	17.95	47.53	7.550	614	80.49	359	359	0
>50.00 <= 55.00	52	8,382,350.79	8.52	52.14	7.506	615	80.06	358	358	0
>55.00	21	3,523,266.96	3.58	57.85	7.533	636	82.79	360	360	0
Total:	**585**	**$98,349,186.47**	**100.00%**	**39.34%**	**7.442%**	**619**	**79.63%**	**359**	**359**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans With Limited Documentation

1. Current Mortgage Rate

Current Mortgage Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
5.001% to 5.500%	1	$180,000.00	3.21%	38.27%	5.500%	695	80.00%	360	360	0
6.501% to 7.000%	3	947,499.09	16.88	38.61	6.838	640	90.59	360	359	1
7.001% to 7.500%	4	911,370.00	16.23	44.52	7.151	726	88.29	360	360	0
7.501% to 8.000%	2	296,400.00	5.28	33.86	7.891	639	81.95	360	359	1
8.001% to 8.500%	4	1,175,017.16	20.93	41.63	8.272	697	85.62	360	360	0
8.501% to 9.000%	2	450,188.81	8.02	53.38	8.669	553	80.00	360	359	1
9.001% to 9.500%	4	625,215.83	11.14	45.41	9.233	581	64.62	360	359	1
9.501% to 10.000%	3	932,455.00	16.61	44.66	9.587	583	83.42	360	360	0
10.001% to 10.500%	1	96,000.00	1.71	12.24	10.150	0	80.00	360	360	0
Total:	**24**	**$5,614,145.89**	**100.00%**	**42.72%**	**8.128%**	**650**	**83.27%**	**360**	**360**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the *Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to* securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans With Limited Documentation

2. Original Combined LTV

Original Combined LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
50.01% to 60.00%	1	$275,000.00	4.90%	49.86%	9.290%	630	53.40%	360	360	0
60.01% to 70.00%	1	87,953.41	1.57	38.24	9.150	0	68.75	360	359	1
70.01% to 80.00%	13	2,743,606.23	48.87	43.46	8.406	618	78.62	360	360	0
80.01% to 90.00%	5	1,351,750.00	24.08	41.11	7.836	670	89.15	360	360	0
90.01% to 100.00%	4	1,155,836.25	20.59	40.86	7.457	704	95.64	360	359	1
Total:	**24**	**$5,614,145.89**	**100.00%**	**42.72%**	**8.128%**	**650**	**83.27%**	**360**	**360**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy *of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.*

OOMLT 2005-3
Loans With Limited Documentation

3. Statistical Cut-Off Balance

Statistical Cut-Off Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
$50,001 to $100,000	3	$279,353.41	4.98%	29.03%	9.647%	694	79.87%	360	360	0
$100,001 to $150,000	9	1,184,496.23	21.10	41.10	8.308	616	81.15	360	359	1
$150,001 to $200,000	4	702,002.16	12.50	38.24	7.173	680	84.41	360	359	1
$250,001 to $300,000	2	558,315.00	9.94	44.18	8.783	658	63.74	360	360	0
$300,001 to $350,000	1	326,400.00	5.81	55.01	8.600	0	80.00	360	360	0
$350,001 to $400,000	1	384,079.09	6.84	0.00	6.700	633	95.00	360	358	2
$400,001 to $450,000	1	427,500.00	7.61	38.74	6.990	630	90.00	360	360	0
$450,001 to $500,000	1	465,500.00	8.29	46.01	7.050	785	95.00	360	360	0
$550,001 to $600,000	1	598,500.00	10.66	43.25	8.250	708	90.00	360	360	0
$650,001 to $700,000	1	688,000.00	12.25	48.36	9.550	556	80.00	360	360	0
Total:	**24**	**$5,614,145.89**	**100.00%**	**42.72%**	**8.128%**	**650**	**83.27%**	**360**	**360**	**0**

4. Original Term

Original Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
349 to 360	24	$5,614,145.89	100.00%	42.72%	8.128%	650	83.27%	360	360	0
Total:	**24**	**$5,614,145.89**	**100.00%**	**42.72%**	**8.128%**	**650**	**83.27%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans With Limited Documentation

5. Remaining Term

Remaining Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
349 to 360	24	$5,614,145.89	100.00%	42.72%	8.128%	650	83.27%	360	360	0
Total:	**24**	**$5,614,145.89**	**100.00%**	**42.72%**	**8.128%**	**650**	**83.27%**	**360**	**360**	**0**

6. FICO Score

FICO Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Not Available	4	$667,555.57	11.89%	41.66%	8.834%	0	83.15%	360	359	1
501 to 520	1	149,762.42	2.67	36.93	9.200	512	75.00	360	357	3
541 to 560	3	924,288.81	16.46	48.83	9.414	555	79.39	360	360	0
601 to 620	1	115,600.00	2.06	28.23	7.800	607	85.00	360	360	0
621 to 640	5	1,382,754.09	24.63	40.12	7.708	632	83.58	360	359	1
641 to 660	1	180,800.00	3.22	37.46	7.950	660	80.00	360	359	1
661 to 680	2	250,750.00	4.47	52.04	7.861	674	79.43	360	360	0
681 to 700	5	878,635.00	15.65	39.23	7.363	689	79.08	360	360	0
701 to 720	1	598,500.00	10.66	43.25	8.250	708	90.00	360	360	0
781 to 800	1	465,500.00	8.29	46.01	7.050	785	95.00	360	360	0
Total:	**24**	**$5,614,145.89**	**100.00%**	**42.72%**	**8.128%**	**650**	**83.27%**	**360**	**360**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans With Limited Documentation

7. Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Single Family	16	$3,292,741.80	58.65%	41.09%	8.358%	619	79.25%	360	360	0
2-4 Family	3	1,448,079.09	25.79	44.46	7.453	713	92.93	360	359	1
PUD	2	475,455.00	8.47	47.85	8.961	636	84.70	360	360	0
MF Housing	2	250,750.00	4.47	52.04	7.861	674	79.43	360	360	0
Low Rise Condo	1	147,120.00	2.62	33.98	7.400	636	80.00	360	360	0
Total:	**24**	**$5,614,145.89**	**100.00%**	**42.72%**	**8.128%**	**650**	**83.27%**	**360**	**360**	**0**

8. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	19	$4,522,770.89	80.56%	43.05%	8.042%	642	82.15%	360	359	1
Non-Owner Occupied	5	1,091,375.00	19.44	41.44	8.484	679	87.89	360	360	0
Total:	**24**	**$5,614,145.89**	**100.00%**	**42.72%**	**8.128%**	**650**	**83.27%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. *Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any* securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans With Limited Documentation

9. Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Limited Income	24	$5,614,145.89	100.00%	42.72%	8.128%	650	83.27%	360	360	0
Total:	**24**	**$5,614,145.89**	**100.00%**	**42.72%**	**8.128%**	**650**	**83.27%**	**360**	**360**	**0**

10. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Purchase	18	$4,421,600.57	78.76%	43.16%	8.190%	659	83.45%	360	360	0
Cashout Refinance	4	684,677.42	12.20	38.72	8.398	632	76.13	360	359	1
Rate/Term Refinance	2	507,867.90	9.05	49.07	7.224	614	91.34	360	358	2
Total:	**24**	**$5,614,145.89**	**100.00%**	**42.72%**	**8.128%**	**650**	**83.27%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans With Limited Documentation

11. Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2/28 ARM	20	$4,627,130.89	82.42%	43.73%	8.200%	649	83.22%	360	360	0
2/28 ARM with 5yr IO	3	703,700.00	12.53	38.23	7.590	646	87.43	360	360	0
30 Year Fixed	1	283,315.00	5.05	38.67	8.290	685	73.78	360	360	0
Total:	**24**	**$5,614,145.89**	**100.00%**	**42.72%**	**8.128%**	**650**	**83.27%**	**360**	**360**	**0**

12. LIEN

LIEN	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	23	$5,330,830.89	94.95%	42.95%	8.120%	648	83.77%	360	360	0
2	1	283,315.00	5.05	38.67	8.290	685	73.78	360	360	0
Total:	**24**	**$5,614,145.89**	**100.00%**	**42.72%**	**8.128%**	**650**	**83.27%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans With Limited Documentation

13. Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	7	$2,144,185.32	38.19%	44.86%	8.231%	633	86.64%	360	359	1
12	2	778,500.00	13.87	42.10	7.614	705	87.69	360	360	0
24	15	2,691,460.57	47.94	41.49	8.195	648	79.30	360	360	0
Total:	**24**	**$5,614,145.89**	**100.00%**	**42.72%**	**8.128%**	**650**	**83.27%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans With Limited Documentation

14. State or Territory

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Massachusetts	2	$849,579.09	15.13%	46.01%	6.892%	716	95.00%	360	359	1
New Jersey	1	688,000.00	12.25	48.36	9.550	556	80.00	360	360	0
Florida	5	661,877.16	11.79	33.35	8.857	613	87.20	360	359	1
New York	1	598,500.00	10.66	43.25	8.250	708	90.00	360	360	0
California	2	558,315.00	9.94	44.18	8.783	658	63.74	360	360	0
Washington	1	427,500.00	7.61	38.74	6.990	630	90.00	360	360	0
Virginia	1	326,400.00	5.81	55.01	8.600	0	80.00	360	360	0
Illinois	2	307,788.81	5.48	45.29	7.774	631	80.00	360	359	1
Missouri	2	231,320.00	4.12	37.87	7.925	694	84.12	360	360	0
Montana	1	180,800.00	3.22	37.46	7.950	660	80.00	360	359	1
Rhode Island	1	180,000.00	3.21	38.27	5.500	695	80.00	360	360	0
Texas	1	149,762.42	2.67	36.93	9.200	512	75.00	360	357	3
Oregon	1	136,000.00	2.42	49.71	8.250	677	74.73	360	360	0
Idaho	1	115,600.00	2.06	28.23	7.800	607	85.00	360	360	0
Nevada	1	114,750.00	2.04	54.80	7.400	670	85.00	360	360	0
Pennsylvania	1	87,953.41	1.57	38.24	9.150	0	68.75	360	359	1
Total:	**24**	**$5,614,145.89**	**100.00%**	**42.72%**	**8.128%**	**650**	**83.27%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does *not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to* securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans With Limited Documentation

15. DTI

DTI	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
N/A	1	$384,079.09	6.84%	0.00%	6.700%	633	95.00%	360	358	2
>10.00 <=15.00	1	96,000.00	1.71	12.24	10.150	0	80.00	360	360	0
>25.00 <= 30.00	1	115,600.00	2.06	28.23	7.800	607	85.00	360	360	0
>30.00 <= 35.00	3	453,377.16	8.08	33.33	8.499	636	91.76	360	359	1
>35.00 <= 40.00	8	1,540,650.83	27.44	38.19	7.646	651	81.12	360	360	0
>40.00 <= 45.00	2	782,500.00	13.94	43.13	7.968	702	87.65	360	360	0
>45.00 <= 50.00	5	1,688,288.81	30.07	48.12	8.662	641	79.38	360	360	0
>50.00 <= 55.00	2	227,250.00	4.05	53.14	8.291	613	80.05	360	360	0
>55.00	1	326,400.00	5.81	55.01	8.600	0	80.00	360	360	0
Total:	**24**	**$5,614,145.89**	**100.00%**	**42.72%**	**8.128%**	**650**	**83.27%**	**360**	**360**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in Massachusetts

1. Current Mortgage Rate

Current Mortgage Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
5.001% to 5.500%	4	$773,000.00	1.04%	42.16%	5.430%	714	78.08%	360	360	0
5.501% to 6.000%	21	4,926,106.33	6.62	38.45	5.842	691	74.57	360	360	0
6.001% to 6.500%	57	16,234,508.17	21.80	40.45	6.294	644	73.23	360	360	0
6.501% to 7.000%	60	16,922,117.88	22.73	44.07	6.759	652	80.93	360	360	0
7.001% to 7.500%	43	11,668,030.87	15.67	42.49	7.259	637	79.69	360	360	0
7.501% to 8.000%	41	10,379,435.09	13.94	42.24	7.782	619	78.69	360	360	0
8.001% to 8.500%	16	3,516,483.61	4.72	38.98	8.250	567	79.20	360	359	1
8.501% to 9.000%	19	4,477,137.34	6.01	42.51	8.758	582	82.09	360	360	0
9.001% to 9.500%	14	3,282,805.02	4.41	41.97	9.197	557	80.74	360	360	0
9.501% to 10.000%	10	1,236,282.01	1.66	38.05	9.788	551	78.79	360	359	1
10.001% to 10.500%	3	457,675.85	0.61	50.86	10.215	574	80.36	360	359	1
10.501% to 11.000%	7	427,302.31	0.57	46.34	10.732	621	97.19	360	358	2
11.001% to 11.500%	2	158,800.00	0.21	53.78	11.250	573	100.00	360	360	0
Total:	**297**	**$74,459,684.48**	**100.00%**	**41.91%**	**7.206%**	**632**	**78.37%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to *securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed* herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. *The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy* of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in Massachusetts

2. Original Combined LTV

Original Combined LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.01% to 20.00%	2	$253,000.00	0.34%	43.11%	6.639%	592	16.85%	360	360	0
20.01% to 30.00%	6	1,219,655.48	1.64	47.70	6.661	607	24.55	360	360	0
30.01% to 40.00%	6	794,000.00	1.07	32.31	6.868	602	36.31	360	360	0
40.01% to 50.00%	11	1,872,358.98	2.51	35.38	6.782	598	45.98	360	360	0
50.01% to 60.00%	12	1,919,400.00	2.58	41.65	7.188	595	56.63	360	360	0
60.01% to 70.00%	27	6,318,313.31	8.49	39.14	6.843	607	66.73	360	360	0
70.01% to 80.00%	126	33,999,661.88	45.66	41.35	7.221	626	78.04	360	360	0
80.01% to 90.00%	67	20,797,412.49	27.93	43.32	7.134	645	86.94	360	360	0
90.01% to 100.00%	40	7,285,882.34	9.79	44.75	7.920	667	95.29	360	359	1
Total:	**297**	**$74,459,684.48**	**100.00%**	**41.91%**	**7.206%**	**632**	**78.37%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in Massachusetts

3. Statistical Cut-Off Balance

Statistical Cut-Off Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
$1 to $50,000	1	$49,909.07	0.07%	50.44%	10.250%	630	100.00%	360	357	3
$50,001 to $100,000	38	2,851,335.35	3.83	38.89	8.801	631	76.02	360	359	1
$100,001 to $150,000	27	3,564,189.71	4.79	42.21	7.068	614	69.84	360	360	0
$150,001 to $200,000	58	10,149,450.98	13.63	39.58	7.220	610	70.75	360	360	0
$200,001 to $250,000	50	11,456,968.69	15.39	40.87	7.166	636	79.65	360	360	0
$250,001 to $300,000	40	11,206,874.55	15.05	41.78	7.053	635	79.43	360	360	0
$300,001 to $350,000	29	9,404,254.35	12.63	42.10	7.361	619	77.99	360	360	0
$350,001 to $400,000	16	6,073,279.09	8.16	41.38	7.055	633	81.79	360	360	0
$400,001 to $450,000	15	6,310,850.00	8.48	42.90	7.250	651	83.35	360	360	0
$450,001 to $500,000	9	4,312,082.17	5.79	46.20	7.053	674	88.24	360	360	0
$500,001 to $550,000	3	1,581,198.51	2.12	42.38	6.570	633	64.93	360	359	1
$550,001 to $600,000	1	592,869.84	0.80	32.33	6.250	767	90.00	360	358	2
$600,001 to $650,000	6	3,709,750.00	4.98	45.65	7.188	634	83.58	360	360	0
$700,001 to $750,000	1	750,000.00	1.01	52.10	6.100	572	68.18	360	360	0
$750,001 to $800,000	2	1,558,672.17	2.09	53.73	7.953	574	76.36	360	359	1
$800,001 or greater	1	888,000.00	1.19	25.88	6.050	683	80.00	360	360	0
Total:	**297**	**$74,459,684.48**	**100.00%**	**41.91%**	**7.206%**	**632**	**78.37%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in Massachusetts

4. Original Term

Original Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
349 to 360	297	$74,459,684.48	100.00%	41.91%	7.206%	632	78.37%	360	360	0
Total:	**297**	**$74,459,684.48**	**100.00%**	**41.91%**	**7.206%**	**632**	**78.37%**	**360**	**360**	**0**

5. Remaining Term

Remaining Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
349 to 360	297	$74,459,684.48	100.00%	41.91%	7.206%	632	78.37%	360	360	0
Total:	**297**	**$74,459,684.48**	**100.00%**	**41.91%**	**7.206%**	**632**	**78.37%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in Massachusetts

6. FICO Score

FICO Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
501 to 520	10	$2,234,003.13	3.00%	42.71%	9.065%	510	76.67%	360	360	0
521 to 540	8	2,143,632.54	2.88	46.34	8.359	529	72.68	360	360	0
541 to 560	25	5,701,892.16	7.66	41.77	8.269	549	73.77	360	359	1
561 to 580	33	8,917,467.62	11.98	44.46	7.665	571	73.82	360	360	0
581 to 600	23	5,501,345.06	7.39	42.88	7.316	592	70.18	360	360	0
601 to 620	35	7,335,061.53	9.85	39.66	7.139	610	77.91	360	360	0
621 to 640	38	10,462,663.58	14.05	42.71	6.869	632	79.14	360	359	1
641 to 660	45	10,677,587.33	14.34	40.13	6.962	651	79.70	360	360	0
661 to 680	17	3,972,155.60	5.33	44.92	6.817	670	83.38	360	360	0
681 to 700	31	7,625,211.72	10.24	39.43	6.722	690	83.13	360	360	0
701 to 720	10	2,892,085.05	3.88	39.18	6.860	708	83.77	360	360	0
721 to 740	9	2,423,066.97	3.25	43.11	6.504	728	81.71	360	360	0
741 to 760	4	1,497,500.00	2.01	46.24	6.498	754	82.98	360	360	0
761 to 780	6	1,925,512.19	2.59	39.99	6.563	769	86.24	360	359	1
781 to 800	3	1,150,500.00	1.55	42.04	6.751	789	84.36	360	360	0
Total:	**297**	**$74,459,684.48**	**100.00%**	**41.91%**	**7.206%**	**632**	**78.37%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the *Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to* securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in Massachusetts

7. Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Single Family	211	$51,455,416.60	69.11%	41.45%	7.198%	621	77.15%	360	360	0
2-4 Family	66	19,349,305.23	25.99	43.66	7.145	657	80.84	360	360	0
Low Rise Condo	20	3,654,962.65	4.91	39.57	7.642	649	82.52	360	360	0
Total:	**297**	**$74,459,684.48**	**100.00%**	**41.91%**	**7.206%**	**632**	**78.37%**	**360**	**360**	**0**

8. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	282	$70,793,766.23	95.08%	41.91%	7.177%	630	78.23%	360	360	0
Non-Owner Occupied	12	2,992,918.25	4.02	39.37	8.070	665	81.68	360	359	1
Second Home	3	673,000.00	0.90	50.98	6.410	657	77.72	360	360	0
Total:	**297**	**$74,459,684.48**	**100.00%**	**41.91%**	**7.206%**	**632**	**78.37%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to *securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed* herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in Massachusetts

9. Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Stated Income	142	$39,092,697.93	52.50%	41.26%	7.270%	639	76.96%	360	360	0
Full	153	34,517,407.46	46.36	42.59	7.141	622	79.55	360	360	0
Limited Income	2	849,579.09	1.14	46.01	6.892	716	95.00	360	359	1
Total:	**297**	**$74,459,684.48**	**100.00%**	**41.91%**	**7.206%**	**632**	**78.37%**	**360**	**360**	**0**

10. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Cashout Refinance	212	$56,243,027.16	75.53%	41.63%	7.199%	627	77.09%	360	360	0
Purchase	62	13,655,625.12	18.34	42.67	7.228	646	81.12	360	360	0
Rate/Term Refinance	23	4,561,032.20	6.13	43.18	7.225	648	85.91	360	359	1
Total:	**297**	**$74,459,684.48**	**100.00%**	**41.91%**	**7.206%**	**632**	**78.37%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in Massachusetts

11. Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2/28 ARM	182	$47,508,620.81	63.80%	42.80%	7.338%	621	78.47%	360	360	0
2/28 ARM with 5yr IO	47	15,361,617.20	20.63	40.56	6.784	644	79.88	360	360	0
30 Year Fixed	57	8,940,171.27	12.01	40.78	7.295	662	75.71	360	359	1
3/27 ARM	6	1,387,715.20	1.86	32.86	6.638	662	71.09	360	360	0
3/27 ARM with 5yr IO	3	768,810.00	1.03	45.92	6.785	662	79.67	360	360	0
6 Month ARM	2	492,750.00	0.66	35.40	8.252	601	88.14	360	360	0
Total:	**297**	**$74,459,684.48**	**100.00%**	**41.91%**	**7.206%**	**632**	**78.37%**	**360**	**360**	**0**

12. LIEN

LIEN	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	275	$72,995,840.36	98.03%	41.83%	7.151%	631	77.96%	360	360	0
2	22	1,463,844.12	1.97	46.20	9.960	642	98.92	360	358	2
Total:	**297**	**$74,459,684.48**	**100.00%**	**41.91%**	**7.206%**	**632**	**78.37%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such *assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees,* including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in Massachusetts

13. Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	282	$70,897,357.43	95.22%	41.92%	7.176%	630	78.23%	360	360	0
12	1	307,245.69	0.41	0.00	8.500	576	80.00	360	356	4
24	11	2,451,271.36	3.29	40.21	7.830	640	82.12	360	359	1
36	3	803,810.00	1.08	47.48	7.456	741	78.28	360	360	0
Total:	**297**	**$74,459,684.48**	**100.00%**	**41.91%**	**7.206%**	**632**	**78.37%**	**360**	**360**	**0**

14. State or Territory

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Massachusetts	297	$74,459,684.48	100.00%	41.91%	7.206%	632	78.37%	360	360	0
Total:	**297**	**$74,459,684.48**	**100.00%**	**41.91%**	**7.206%**	**632**	**78.37%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, *including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the* Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed *herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any* securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in Massachusetts

15. DTI

DTI	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
N/A	9	$2,410,224.78	3.24%	0.00%	7.652%	609	80.31%	360	359	1
>5.00 <= 10.00	1	167,000.00	0.22	9.45	5.800	591	37.11	360	360	0
>10.00 <=15.00	1	81,250.00	0.11	14.56	9.800	512	65.00	360	360	0
>15.00 <= 20.00	3	665,600.00	0.89	17.70	7.423	592	75.55	360	360	0
>20.00 <= 25.00	11	2,028,445.80	2.72	21.86	7.045	619	67.59	360	360	0
>25.00 <= 30.00	26	6,560,022.56	8.81	27.60	7.093	639	78.13	360	360	0
>30.00 <= 35.00	27	5,717,614.57	7.68	32.43	7.193	647	76.52	360	359	1
>35.00 <= 40.00	42	9,749,857.12	13.09	37.38	7.250	639	76.87	360	360	0
>40.00 <= 45.00	65	17,769,447.13	23.86	42.10	7.011	648	81.60	360	360	0
>45.00 <= 50.00	56	14,208,101.64	19.08	47.69	7.161	627	78.26	360	360	0
>50.00 <= 55.00	45	12,184,749.60	16.36	52.07	7.581	605	77.64	360	360	0
>55.00	11	2,917,371.28	3.92	58.19	6.889	632	80.70	360	359	1
Total:	**297**	**$74,459,684.48**	**100.00%**	**41.91%**	**7.206%**	**632**	**78.37%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in New York

1. Current Mortgage Rate

Current Mortgage Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
5.001% to 5.500%	2	$402,872.00	0.62%	45.58%	5.349%	648	75.07%	360	360	0
5.501% to 6.000%	23	7,437,359.88	11.37	43.97	5.919	678	76.14	360	360	0
6.001% to 6.500%	37	13,109,045.51	20.03	39.85	6.338	671	76.48	360	360	0
6.501% to 7.000%	40	12,177,492.62	18.61	40.35	6.855	654	75.95	356	355	0
7.001% to 7.500%	25	8,995,263.40	13.75	40.62	7.363	648	78.66	360	359	1
7.501% to 8.000%	36	8,933,831.02	13.65	40.69	7.773	623	81.05	358	358	0
8.001% to 8.500%	21	5,077,880.81	7.76	43.73	8.292	615	85.69	360	360	0
8.501% to 9.000%	16	3,132,652.42	4.79	41.76	8.757	571	76.24	357	357	0
9.001% to 9.500%	12	2,973,856.24	4.54	39.44	9.249	549	76.92	360	359	1
9.501% to 10.000%	8	1,180,750.00	1.80	39.14	9.800	532	73.22	360	360	0
10.001% to 10.500%	7	955,470.23	1.46	38.09	10.362	551	76.94	360	359	1
10.501% to 11.000%	6	729,327.32	1.11	40.40	10.780	570	73.51	360	359	1
11.001% to 11.500%	2	187,940.30	0.29	42.21	11.197	577	71.95	360	359	1
11.501% to 12.000%	1	51,832.00	0.08	36.09	11.600	503	66.36	240	237	3
12.001% to 12.500%	1	89,600.00	0.14	47.72	12.100	508	80.00	360	360	0
Total:	**237**	**$65,435,173.75**	**100.00%**	**41.02%**	**7.314%**	**638**	**77.88%**	**359**	**358**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is *not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does* not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in New York

2. Original Combined LTV

Original Combined LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.01% to 20.00%	1	$50,000.00	0.08%	18.60%	7.650%	631	12.05%	360	360	0
20.01% to 30.00%	5	686,000.00	1.05	48.70	7.559	601	26.33	360	360	0
30.01% to 40.00%	5	1,240,000.00	1.90	36.91	7.135	637	34.55	360	360	0
40.01% to 50.00%	7	1,257,000.00	1.92	40.40	6.678	636	46.07	360	360	0
50.01% to 60.00%	12	2,577,173.04	3.94	41.45	7.590	598	56.03	343	342	0
60.01% to 70.00%	28	10,005,290.14	15.29	38.87	7.115	618	66.10	358	358	0
70.01% to 80.00%	88	23,515,093.11	35.94	40.58	7.364	631	78.15	360	359	1
80.01% to 90.00%	69	19,789,758.77	30.24	42.26	7.431	655	87.67	360	359	0
90.01% to 100.00%	22	6,314,858.69	9.65	42.79	7.095	662	94.73	359	358	0
Total:	**237**	**$65,435,173.75**	**100.00%**	**41.02%**	**7.314%**	**638**	**77.88%**	**359**	**358**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in New York

3. Statistical Cut-Off Balance

Statistical Cut-Off Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
$1 to $50,000	3	$150,000.00	0.23%	32.68%	8.983%	609	60.91%	300	300	0
$50,001 to $100,000	42	3,270,203.78	5.00	39.73	8.707	617	76.68	351	351	1
$100,001 to $150,000	19	2,352,975.26	3.60	38.91	8.067	609	78.90	360	360	0
$150,001 to $200,000	20	3,625,490.85	5.54	37.97	7.206	614	67.40	360	360	0
$200,001 to $250,000	32	7,317,314.78	11.18	40.48	7.811	614	69.90	354	353	0
$250,001 to $300,000	25	6,829,300.00	10.44	40.11	7.077	639	78.10	360	360	0
$300,001 to $350,000	33	10,770,204.92	16.46	41.69	7.260	635	77.47	360	360	0
$350,001 to $400,000	16	6,054,587.10	9.25	42.53	7.327	636	83.34	360	360	0
$400,001 to $450,000	13	5,572,090.54	8.52	43.06	7.173	656	79.69	360	360	0
$450,001 to $500,000	12	5,804,236.07	8.87	42.87	6.993	661	84.49	360	360	0
$500,001 to $550,000	11	5,791,192.86	8.85	42.67	6.754	670	86.64	360	359	1
$550,001 to $600,000	4	2,339,561.47	3.58	38.18	7.675	631	79.15	360	358	2
$600,001 to $650,000	1	607,000.00	0.93	0.00	5.990	712	84.90	360	360	0
$650,001 to $700,000	3	1,971,016.12	3.01	54.90	7.072	628	75.59	360	360	0
$800,001 or greater	3	2,980,000.00	4.55	35.44	6.849	641	67.25	360	360	0
Total:	**237**	**$65,435,173.75**	**100.00%**	**41.02%**	**7.314%**	**638**	**77.88%**	**359**	**358**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is *not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does* not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to *securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such* assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, *including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the* Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to *securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed* herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. *This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy* of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in New York

4. Original Term

Original Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
169 to 180	3	$380,500.00	0.58%	34.19%	7.442%	650	63.26%	180	180	0
229 to 240	2	112,947.00	0.17	38.67	9.106	557	76.45	240	239	1
349 to 360	232	64,941,726.75	99.25	41.07	7.310	638	77.97	360	360	0
Total:	**237**	**$65,435,173.75**	**100.00%**	**41.02%**	**7.314%**	**638**	**77.88%**	**359**	**358**	**0**

5. Remaining Term

Remaining Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
169 to 180	3	$380,500.00	0.58%	34.19%	7.442%	650	63.26%	180	180	0
229 to 240	2	112,947.00	0.17	38.67	9.106	557	76.45	240	239	1
349 to 360	232	64,941,726.75	99.25	41.07	7.310	638	77.97	360	360	0
Total:	**237**	**$65,435,173.75**	**100.00%**	**41.02%**	**7.314%**	**638**	**77.88%**	**359**	**358**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in New York

6. FICO Score

FICO Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
501 to 520	13	$2,217,453.48	3.39%	38.48%	9.610%	512	69.11%	357	357	0
521 to 540	13	3,358,178.14	5.13	42.37	8.980	529	70.95	360	359	1
541 to 560	15	3,844,751.09	5.88	41.17	8.728	549	75.81	360	359	1
561 to 580	12	2,037,554.46	3.11	37.73	8.457	571	75.71	360	360	0
581 to 600	19	6,195,250.00	9.47	40.48	7.343	587	78.16	360	360	0
601 to 620	26	6,171,340.79	9.43	44.19	7.048	611	71.78	359	359	0
621 to 640	33	8,644,129.04	13.21	43.04	7.305	632	79.35	359	358	1
641 to 660	33	8,757,787.02	13.38	39.37	6.837	651	78.68	353	353	0
661 to 680	23	7,585,690.43	11.59	37.91	6.739	670	79.91	360	359	1
681 to 700	18	6,359,283.31	9.72	43.32	6.873	691	79.27	360	360	0
701 to 720	15	4,765,835.99	7.28	40.50	6.966	710	84.55	360	360	0
721 to 740	5	1,550,765.00	2.37	34.97	6.838	729	85.32	360	360	0
741 to 760	7	2,764,955.00	4.23	43.71	6.485	751	81.33	360	360	0
761 to 780	1	202,500.00	0.31	46.85	6.750	773	75.00	360	360	0
781 to 800	4	979,700.00	1.50	39.71	6.526	786	72.28	360	360	0
Total:	**237**	**$65,435,173.75**	**100.00%**	**41.02%**	**7.314%**	**638**	**77.88%**	**359**	**358**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, *including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the* Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in New York

7. Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Single Family	158	$38,718,313.46	59.17%	40.76%	7.337%	625	76.21%	359	359	0
2-4 Family	71	25,010,683.81	38.22	41.35	7.274	659	81.02	358	357	1
Low Rise Condo	6	1,551,861.48	2.37	42.69	7.486	630	68.33	360	360	0
High Rise Condo	1	93,200.00	0.14	45.67	5.950	648	80.00	360	360	0
MF Housing	1	61,115.00	0.09	40.86	6.990	602	85.00	240	240	0
Total:	**237**	**$65,435,173.75**	**100.00%**	**41.02%**	**7.314%**	**638**	**77.88%**	**359**	**358**	**0**

8. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	203	$54,214,361.06	82.85%	41.32%	7.241%	635	77.25%	358	358	0
Non-Owner Occupied	31	10,375,312.69	15.86	38.42	7.740	650	81.83	360	359	1
Second Home	3	845,500.00	1.29	41.21	6.747	703	69.41	360	360	0
Total:	**237**	**$65,435,173.75**	**100.00%**	**41.02%**	**7.314%**	**638**	**77.88%**	**359**	**358**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in New York

9. Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Stated Income	118	$37,675,864.29	57.58%	39.98%	7.311%	650	78.03%	358	358	0
Full	113	26,110,464.05	39.90	42.39	7.283	616	77.17	359	359	0
No Documentation	5	1,050,345.41	1.61	0.00	7.674	696	83.17	360	359	1
Limited Income	1	598,500.00	0.91	43.25	8.250	708	90.00	360	360	0
Total:	**237**	**$65,435,173.75**	**100.00%**	**41.02%**	**7.314%**	**638**	**77.88%**	**359**	**358**	**0**

10. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Cashout Refinance	143	$36,198,567.74	55.32%	41.18%	7.325%	624	74.01%	358	358	0
Purchase	73	21,878,134.84	33.43	41.58	7.307	664	84.55	360	360	0
Rate/Term Refinance	21	7,358,471.17	11.25	38.16	7.279	632	77.04	359	358	0
Total:	**237**	**$65,435,173.75**	**100.00%**	**41.02%**	**7.314%**	**638**	**77.88%**	**359**	**358**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in New York

11. Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
15 Year Fixed	3	$380,500.00	0.58%	34.19%	7.442%	650	63.26%	180	180	0
20 Year Fixed	2	112,947.00	0.17	38.67	9.106	557	76.45	240	239	1
2/28 ARM	123	34,437,411.41	52.63	40.44	7.671	622	80.14	360	359	1
2/28 ARM with 5yr IO	26	9,691,050.00	14.81	41.15	6.662	639	76.83	360	360	0
30 Year Fixed	64	14,200,060.34	21.70	40.75	7.020	676	74.22	360	360	0
30 Year Fixed with 5yr IO	2	546,440.00	0.84	48.53	7.519	645	72.05	360	359	1
3/27 ARM	9	3,521,865.00	5.38	42.26	7.270	640	77.94	360	360	0
3/27 ARM with 5yr IO	8	2,544,900.00	3.89	46.70	6.516	640	75.06	360	360	0
Total:	**237**	**$65,435,173.75**	**100.00%**	**41.02%**	**7.314%**	**638**	**77.88%**	**359**	**358**	**0**

12. LIEN

LIEN	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	228	$64,664,547.96	98.82%	40.96%	7.275%	639	77.85%	359	358	0
2	9	770,625.79	1.18	45.87	10.530	590	80.58	352	350	2
Total:	**237**	**$65,435,173.75**	**100.00%**	**41.02%**	**7.314%**	**638**	**77.88%**	**359**	**358**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in New York

13. Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	96	$18,708,838.57	28.59%	39.25%	7.868%	617	75.07%	360	359	1
12	139	46,367,835.18	70.86	41.64	7.097	647	79.08	358	358	0
36	2	358,500.00	0.55	46.43	6.496	577	69.74	360	360	0
Total:	**237**	**$65,435,173.75**	**100.00%**	**41.02%**	**7.314%**	**638**	**77.88%**	**359**	**358**	**0**

14. State or Territory

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
New York	237	$65,435,173.75	100.00%	41.02%	7.314%	638	77.88%	359	358	0
Total:	**237**	**$65,435,173.75**	**100.00%**	**41.02%**	**7.314%**	**638**	**77.88%**	**359**	**358**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is *not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does* not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities *that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such* assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in New York

15. DTI

DTI	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
N/A	16	$6,396,934.68	9.78%	0.00%	7.421%	660	82.24%	360	358	2
>10.00 <=15.00	2	538,000.00	0.82	13.26	7.491	652	81.74	360	360	0
>15.00 <= 20.00	5	375,260.00	0.57	17.75	8.659	571	69.59	360	360	0
>20.00 <= 25.00	3	202,250.00	0.31	23.03	9.410	599	82.98	316	316	0
>25.00 <= 30.00	17	4,623,532.76	7.07	27.71	7.258	617	76.24	360	360	0
>30.00 <= 35.00	28	7,333,623.10	11.21	32.81	7.389	631	70.66	354	354	0
>35.00 <= 40.00	47	12,731,616.87	19.46	37.77	7.226	650	77.04	360	359	0
>40.00 <= 45.00	51	15,621,755.63	23.87	42.61	7.141	644	79.84	359	358	0
>45.00 <= 50.00	37	9,462,673.96	14.46	47.50	7.663	628	81.57	360	359	1
>50.00 <= 55.00	25	6,659,856.45	10.18	53.09	6.994	628	73.85	360	360	0
>55.00	6	1,489,670.30	2.28	57.30	7.747	606	80.86	360	360	0
Total:	**237**	**$65,435,173.75**	**100.00%**	**41.02%**	**7.314%**	**638**	**77.88%**	**359**	**358**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Total Loan Pool

1. Current Mortgage Rate

Current Mortgage Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.501% to 5.000%	3	$908,000.00	0.10%	45.57%	4.957%	685	80.00%	360	360	0
5.001% to 5.500%	60	14,128,044.32	1.57	43.83	5.325	669	73.34	360	360	0
5.501% to 6.000%	239	63,995,113.96	7.13	40.60	5.871	670	76.18	359	359	0
6.001% to 6.500%	515	124,929,926.23	13.91	40.33	6.301	653	76.36	359	359	0
6.501% to 7.000%	854	178,745,660.51	19.91	40.84	6.805	642	79.09	358	358	0
7.001% to 7.500%	720	138,829,697.42	15.46	40.54	7.291	628	80.14	358	358	0
7.501% to 8.000%	857	143,447,503.60	15.98	40.21	7.776	611	81.47	358	358	0
8.001% to 8.500%	505	78,246,782.48	8.71	40.35	8.284	592	81.96	359	358	0
8.501% to 9.000%	482	66,360,094.93	7.39	39.62	8.778	575	80.00	358	358	0
9.001% to 9.500%	267	34,268,973.98	3.82	39.81	9.290	560	80.42	359	359	0
9.501% to 10.000%	216	25,419,506.34	2.83	38.81	9.754	557	80.20	355	355	0
10.001% to 10.500%	114	12,790,263.87	1.42	38.84	10.263	543	77.02	358	358	0
10.501% to 11.000%	93	8,462,972.07	0.94	39.93	10.788	556	82.23	358	357	1
11.001% to 11.500%	50	3,738,103.11	0.42	40.53	11.262	553	86.20	357	356	1
11.501% to 12.000%	33	2,734,099.92	0.30	39.09	11.785	546	76.35	353	353	1
12.001% to 12.500%	10	785,011.91	0.09	42.91	12.147	542	65.98	360	359	1
12.501% to 13.000%	1	84,875.00	0.01	35.54	12.650	514	66.57	360	360	0
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the *Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to* securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Total Loan Pool

2. Original Combined LTV

Original Combined LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.01% to 20.00%	8	$629,600.00	0.07%	32.53%	7.503%	594	16.52%	343	343	0
20.01% to 30.00%	35	4,441,792.43	0.49	41.42	7.066	615	25.18	346	345	0
30.01% to 40.00%	60	8,552,682.52	0.95	36.64	7.262	601	36.01	352	352	0
40.01% to 50.00%	93	13,363,272.07	1.49	37.27	7.395	608	45.64	358	358	0
50.01% to 60.00%	177	31,344,842.63	3.49	37.61	7.324	602	55.68	354	354	0
60.01% to 70.00%	503	96,621,220.64	10.76	39.27	7.336	604	66.67	357	357	0
70.01% to 80.00%	2,491	429,702,597.48	47.86	40.51	7.343	621	78.67	359	359	0
80.01% to 90.00%	1,014	208,341,016.49	23.20	40.99	7.520	629	87.53	359	359	0
90.01% to 100.00%	638	104,877,605.39	11.68	41.28	7.949	630	95.26	359	358	0
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

Banc of America Securities LLC

\ This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Total Loan Pool

3. Statistical Cut-Off Balance

Statistical Cut-Off Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
$1 to $50,000	65	$3,216,026.29	0.36%	33.61%	8.777%	585	63.43%	339	338	1
$50,001 to $100,000	1,350	101,854,589.14	11.34	37.40	8.540	605	78.42	354	354	0
$100,001 to $150,000	1,288	159,311,243.34	17.74	38.87	7.709	611	79.41	358	357	0
$150,001 to $200,000	843	146,579,069.46	16.33	39.81	7.409	616	79.27	358	358	0
$200,001 to $250,000	512	114,966,043.10	12.80	41.13	7.296	624	78.82	359	359	0
$250,001 to $300,000	323	88,367,561.04	9.84	41.65	7.191	627	79.77	359	359	0
$300,001 to $350,000	210	68,096,243.86	7.58	42.70	7.116	627	79.71	360	360	0
$350,001 to $400,000	130	49,010,750.39	5.46	43.38	7.292	636	82.00	359	359	0
$400,001 to $450,000	88	37,458,604.73	4.17	41.36	7.052	648	82.22	360	360	0
$450,001 to $500,000	58	27,794,001.64	3.10	42.70	6.852	640	82.12	360	360	0
$500,001 to $550,000	49	25,857,475.99	2.88	43.55	6.726	655	82.63	360	360	0
$550,001 to $600,000	26	15,211,124.72	1.69	41.63	7.301	621	80.15	360	359	1
$600,001 to $650,000	26	16,358,842.73	1.82	42.03	7.091	627	78.95	360	359	1
$650,001 to $700,000	11	7,340,416.12	0.82	41.06	7.501	604	81.14	360	359	1
$700,001 to $750,000	8	5,836,485.73	0.65	41.32	6.534	628	74.65	360	360	0
$750,001 to $800,000	5	3,868,222.17	0.43	42.22	6.832	611	74.22	360	360	0
$800,001 or greater	27	26,747,929.20	2.98	37.72	7.005	616	71.51	360	359	1
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

\ This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does *not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to* securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Total Loan Pool

4. Original Term

Original Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
109 to 120	3	$161,006.81	0.02%	39.96%	9.198%	596	66.25%	120	119	1
169 to 180	66	6,313,398.99	0.70	35.57	7.709	634	68.70	180	180	0
229 to 240	23	2,464,535.81	0.27	43.48	7.649	629	76.60	240	240	0
349 to 360	4,927	888,935,688.04	99.00	40.41	7.449	621	79.45	360	360	0
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

5. Remaining Term

Remaining Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
109 to 120	3	$161,006.81	0.02%	39.96%	9.198%	596	66.25%	120	119	1
169 to 180	66	6,313,398.99	0.70	35.57	7.709	634	68.70	180	180	0
229 to 240	23	2,464,535.81	0.27	43.48	7.649	629	76.60	240	240	0
349 to 360	4,927	888,935,688.04	99.00	40.41	7.449	621	79.45	360	360	0
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

\ This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Total Loan Pool

6. FICO Score

FICO Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Not Available	72	$7,971,511.38	0.89%	37.57%	8.540%	0	73.86%	359	358	1
500	8	754,171.37	0.08	40.21	9.784	500	59.86	360	358	2
501 to 520	244	39,642,173.87	4.42	40.87	9.054	511	75.21	360	359	0
521 to 540	308	47,075,775.32	5.24	39.80	8.973	530	76.08	358	358	0
541 to 560	351	59,448,129.32	6.62	40.22	8.410	551	76.07	359	359	0
561 to 580	504	76,674,556.11	8.54	40.69	8.018	571	78.39	359	359	0
581 to 600	639	105,704,441.71	11.77	40.41	7.544	590	78.61	359	359	0
601 to 620	647	114,221,759.19	12.72	40.97	7.366	610	80.25	358	358	0
621 to 640	649	119,104,141.15	13.27	40.41	7.115	630	80.61	358	357	0
641 to 660	561	111,554,566.23	12.42	39.81	6.976	650	79.65	358	357	0
661 to 680	399	75,294,403.52	8.39	40.43	6.845	670	80.74	358	358	0
681 to 700	265	57,314,399.68	6.38	40.17	6.709	690	81.42	359	359	0
701 to 720	160	33,742,979.95	3.76	40.68	6.736	710	82.54	357	357	0
721 to 740	93	21,263,218.64	2.37	39.43	6.723	730	83.37	357	357	0
741 to 760	56	13,459,797.03	1.50	42.70	6.609	750	81.28	359	359	0
761 to 780	34	7,524,451.46	0.84	41.32	6.655	768	82.19	360	359	1
781 to 800	22	5,555,653.72	0.62	38.32	6.515	790	80.86	360	360	0
801 to 820	7	1,568,500.00	0.17	40.53	6.146	808	64.94	360	360	0
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

\ This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Total Loan Pool

7. Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Single Family	3,917	$670,484,529.28	74.67%	40.05%	7.467%	616	79.01%	358	358	0
PUD	463	92,154,920.22	10.26	40.40	7.359	614	80.27	358	358	0
2-4 Family	340	85,488,410.75	9.52	42.43	7.424	651	79.79	359	358	0
Low Rise Condo	220	38,410,843.73	4.28	41.58	7.343	655	81.89	360	359	0
MF Housing	67	8,655,461.17	0.96	41.34	7.799	636	80.89	358	357	1
High Rise Condo	12	2,680,464.50	0.30	41.62	8.285	587	80.87	360	359	1
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

8. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	4,596	$825,805,993.90	91.97%	40.47%	7.422%	618	79.21%	358	358	0
Non-Owner Occupied	360	57,759,131.14	6.43	39.59	7.991	652	81.00	359	358	0
Second Home	63	14,309,504.61	1.59	38.05	7.029	659	81.40	358	358	0
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Total Loan Pool

9. Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full	3,297	$520,631,356.42	57.98%	40.80%	7.482%	608	80.35%	358	358	0
Stated Income	1,651	362,535,729.50	40.38	39.75	7.401	637	77.83	359	358	0
No Documentation	45	8,456,283.29	0.94	0.00	7.357	728	80.89	360	360	0
Limited Income	24	5,614,145.89	0.63	42.72	8.128	650	83.27	360	360	0
NRT	1	501,639.90	0.06	0.00	7.400	699	95.00	360	357	3
Business Bank Statements	1	135,474.65	0.02	39.88	6.900	675	95.00	360	359	1
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

---

10. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Cashout Refinance	2,847	$541,074,070.15	60.26%	40.12%	7.500%	614	77.88%	358	357	0
Purchase	1,927	309,436,551.70	34.46	40.81	7.364	634	82.13	360	359	0
Rate/Term Refinance	245	47,364,007.80	5.28	40.60	7.482	617	78.31	358	357	1
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

Banc of America Securities LLC

\ This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is *not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does* not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to *securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein.* The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, *including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the* Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are *ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only.* Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Total Loan Pool

11. Product Type

'roduct Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0 Year Fixed	3	$161,006.81	0.02%	39.96%	9.198%	596	66.25%	120	119	1
5 Year Fixed	47	4,738,727.24	0.53	34.84	7.583	642	67.14	180	180	0
5/15 ARM	1	50,000.00	0.01	54.13	8.000	694	39.37	360	360	0
5/15 ARM with 5yr IO	1	321,500.00	0.04	59.60	5.725	601	26.79	360	358	2
0 Year Fixed	23	2,464,535.81	0.27	43.48	7.649	629	76.60	240	240	0
/13 ARM	19	1,574,671.75	0.18	37.92	8.089	610	73.38	180	180	0
/28 ARM	3,252	536,665,182.22	59.77	40.14	7.761	607	79.97	360	360	0
/28 ARM with 5yr IO	602	176,341,430.20	19.64	41.32	6.720	640	80.74	360	360	0
0 Year Fixed	813	123,140,973.76	13.71	40.08	7.342	649	76.12	360	360	0
0 Year Fixed with 5yr IO	24	6,497,290.00	0.72	39.35	6.793	640	78.37	360	360	0
0 Year Fixed Rate Reduction	10	865,777.21	0.10	42.71	9.195	618	69.64	360	359	1
/27 ARM	152	25,769,757.23	2.87	39.45	7.283	635	78.98	360	360	0
/27 ARM with 5yr IO	60	17,120,966.24	1.91	42.66	6.414	651	76.46	360	360	0
Month ARM	12	2,162,811.18	0.24	41.93	7.511	597	80.25	360	359	1
'otal:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

\ This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Total Loan Pool

12. LIEN

LIEN	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	4,899	$888,947,563.88	99.01%	40.34%	7.423%	621	79.22%	358	358	0
2	120	8,927,065.77	0.99	44.84	10.363	622	94.16	355	354	1
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

13. Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	1,442	$267,640,493.38	29.81%	40.47%	7.678%	617	78.57%	358	358	0
12	234	66,231,891.16	7.38	40.70	7.125	645	78.60	359	359	0
24	2,654	451,653,494.17	50.30	40.38	7.441	615	80.79	360	359	0
30	4	854,200.00	0.10	43.81	7.897	643	82.21	360	360	0
36	685	111,494,550.94	12.42	39.98	7.145	642	75.93	353	353	0
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

Banc of America Securities LLC

\ This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Total Loan Pool

14. State or Territory

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	549	$155,262,547.14	17.29%	42.41%	6.880%	634	77.32%	359	358	0
Florida	585	98,349,186.47	10.95	39.34	7.442	619	79.63	359	359	0
Massachusetts	297	74,459,684.48	8.29	41.91	7.206	632	78.37	360	360	0
New York	237	65,435,173.75	7.29	41.02	7.314	638	77.88	359	358	0
Texas	476	58,082,474.15	6.47	39.24	7.854	604	80.08	356	355	0
New Jersey	191	49,478,131.16	5.51	40.52	7.607	613	76.58	359	358	0
Virginia	181	32,616,177.02	3.63	38.96	7.832	604	78.14	359	359	0
Michigan	246	30,547,472.54	3.40	39.39	7.772	619	82.81	358	358	0
Illinois	183	29,302,556.25	3.26	40.64	7.871	601	82.03	359	359	1
Pennsylvania	183	23,033,170.96	2.57	39.75	7.503	625	81.11	351	351	0
Georgia	159	21,098,168.45	2.35	40.87	7.810	616	83.92	354	354	0
Connecticut	108	19,602,594.46	2.18	40.94	7.434	614	76.97	360	360	0
Maryland	84	18,915,440.08	2.11	39.20	7.716	602	77.26	360	359	0
Ohio	166	18,865,081.35	2.10	37.51	7.732	617	83.62	359	359	0
Colorado	97	16,117,246.05	1.80	40.06	7.342	619	83.58	360	360	0
Rhode Island	73	15,757,920.86	1.76	38.39	7.045	638	77.63	360	360	0
Arizona	91	15,422,396.57	1.72	39.48	7.473	618	80.87	359	359	0
Washington	67	12,601,451.87	1.40	42.32	7.369	614	79.81	360	360	0
Nevada	54	11,412,379.07	1.27	41.87	7.058	640	79.54	360	359	1
North Carolina	89	10,520,964.35	1.17	39.42	8.092	614	80.75	358	357	0
Minnesota	59	10,501,362.55	1.17	40.91	7.757	617	82.17	360	360	0
Wisconsin	63	9,514,841.65	1.06	39.71	7.778	618	82.89	356	356	0
Maine	66	9,146,903.31	1.02	39.84	7.760	623	78.97	357	356	0
New Hampshire	50	8,594,276.16	0.96	41.92	7.418	610	78.71	360	360	0
Missouri	68	8,090,701.75	0.90	37.75	8.485	595	86.13	357	357	0
Tennessee	62	6,401,548.34	0.71	37.03	8.091	613	84.08	352	352	0

\ This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Total Loan Pool

14. State or Territory

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Kentucky	58	6,391,322.58	0.71	37.79	7.304	628	81.95	360	360	0
South Carolina	40	5,981,572.60	0.67	43.56	7.475	614	79.21	360	359	1
Hawaii	18	5,902,814.19	0.66	42.12	6.693	681	77.71	360	360	0
Louisiana	49	5,894,967.05	0.66	38.16	8.182	614	81.62	350	350	0
Indiana	58	5,595,195.86	0.62	37.92	8.135	605	79.87	357	357	0
Oregon	35	5,093,909.52	0.57	43.79	7.421	615	78.66	360	360	0
Vermont	29	3,881,766.25	0.43	36.71	8.274	609	80.39	360	360	0
Oklahoma	35	3,803,410.51	0.42	38.98	7.823	607	84.46	360	360	0
District of Columbia	11	3,405,505.97	0.38	34.29	6.784	627	64.22	360	360	0
Alabama	37	3,379,935.29	0.38	37.67	8.172	599	80.11	351	351	1
Idaho	23	3,105,488.42	0.35	36.61	7.345	632	81.15	360	360	0
Arkansas	29	2,869,590.27	0.32	37.69	8.844	581	86.25	358	357	1
Utah	20	2,574,780.65	0.29	38.41	7.298	617	82.77	360	360	0
Wyoming	18	2,473,140.00	0.28	40.90	7.187	618	83.68	360	360	0
Iowa	21	1,980,914.93	0.22	38.53	8.769	597	83.83	360	359	1
Kansas	17	1,854,430.00	0.21	29.60	8.475	607	85.41	360	360	0
Montana	8	1,568,200.00	0.17	34.96	8.076	577	78.83	360	360	0
Mississippi	11	1,045,309.15	0.12	40.52	8.626	579	86.93	360	359	1
Delaware	6	977,911.27	0.11	36.03	8.503	600	81.43	360	360	0
Nebraska	6	450,929.98	0.05	29.34	8.604	615	79.09	307	307	0
South Dakota	2	182,400.00	0.02	46.19	7.889	566	80.00	360	360	0
Alaska	1	176,000.00	0.02	36.82	6.950	652	47.57	360	360	0
North Dakota	3	155,284.37	0.02	38.78	9.105	575	79.89	300	299	1
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all *prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any* securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy *of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.*

OOMLT 2005-3
Total Loan Pool

15. DTI

DTI	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
N/A	137	$30,709,610.50	3.42%	0.00%	7.437%	655	80.28%	359	358	1
>0.00 - 5.00	2	362,500.00	0.04	2.93	6.855	608	76.48	360	360	0
>5.00 <= 10.00	7	1,384,050.00	0.15	7.25	7.068	603	77.99	360	360	0
>10.00 <=15.00	51	5,496,040.41	0.61	13.15	7.684	617	74.03	353	353	0
>15.00 <= 20.00	160	23,033,146.49	2.57	17.89	7.430	628	75.08	359	359	0
>20.00 <= 25.00	267	37,188,818.34	4.14	22.66	7.730	607	76.12	356	356	0
>25.00 <= 30.00	441	67,266,023.08	7.49	27.68	7.502	621	78.23	357	357	0
>30.00 <= 35.00	632	103,165,691.40	11.49	32.64	7.500	618	78.09	357	357	0
>35.00 <= 40.00	829	145,940,643.08	16.25	37.65	7.473	620	79.73	359	359	0
>40.00 <= 45.00	891	173,439,501.94	19.32	42.55	7.402	627	80.48	359	358	0
>45.00 <= 50.00	903	173,205,610.35	19.29	47.59	7.400	620	80.43	359	359	0
>50.00 <= 55.00	523	104,188,693.53	11.60	52.34	7.437	615	79.38	358	357	0
>55.00	176	32,494,300.53	3.62	57.83	7.391	612	79.25	359	359	0
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

\ This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does *not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person.* The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. *This material is furnished solely by the Underwriter and not by the issuer of the securities.* The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in Texas

1. Current Mortgage Rate

Current Mortgage Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
5.001% to 5.500%	1	$93,920.00	0.16%	30.13%	5.300%	665	80.00%	360	360	0
5.501% to 6.000%	11	2,262,729.56	3.90	40.24	5.924	676	79.81	355	354	1
6.001% to 6.500%	29	6,148,457.26	10.59	39.61	6.233	644	78.60	355	355	0
6.501% to 7.000%	57	8,201,673.63	14.12	38.81	6.805	639	79.47	357	356	0
7.001% to 7.500%	59	7,241,398.51	12.47	39.40	7.279	611	77.01	353	353	0
7.501% to 8.000%	90	10,477,052.40	18.04	40.12	7.767	605	82.11	355	355	0
8.001% to 8.500%	69	9,133,454.59	15.72	38.50	8.313	589	80.01	359	358	0
8.501% to 9.000%	67	6,158,512.62	10.60	38.36	8.757	577	81.21	358	358	0
9.001% to 9.500%	27	2,626,509.16	4.52	39.73	9.274	551	82.08	360	360	0
9.501% to 10.000%	28	2,861,710.20	4.93	38.37	9.763	558	79.64	341	340	0
10.001% to 10.500%	6	575,050.06	0.99	40.66	10.214	533	79.19	360	360	0
10.501% to 11.000%	12	898,353.28	1.55	41.90	10.804	529	80.01	360	360	0
11.001% to 11.500%	8	576,095.14	0.99	38.18	11.331	545	82.14	341	340	1
11.501% to 12.000%	11	777,597.40	1.34	38.51	11.781	551	86.41	360	359	1
12.001% to 12.500%	1	49,960.34	0.09	44.73	12.400	538	73.53	360	357	3
Total:	**476**	**$58,082,474.15**	**100.00%**	**39.24%**	**7.854%**	**604**	**80.08%**	**356**	**355**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in Texas

2. Original Combined LTV

Original Combined LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
30.01% to 40.00%	2	$116,000.00	0.20%	43.40%	9.265%	501	37.92%	360	360	0
40.01% to 50.00%	5	598,000.00	1.03	31.91	8.345	579	46.95	360	360	0
50.01% to 60.00%	8	1,111,557.77	1.91	42.89	7.795	591	53.96	350	349	0
60.01% to 70.00%	29	3,030,913.33	5.22	37.79	8.365	597	66.67	353	352	1
70.01% to 80.00%	351	41,743,774.69	71.87	40.25	7.625	609	79.34	355	355	0
80.01% to 90.00%	37	6,345,355.85	10.92	33.92	8.213	587	87.34	360	360	0
90.01% to 100.00%	44	5,136,872.51	8.84	38.04	8.892	600	95.49	355	355	0
Total:	**476**	**$58,082,474.15**	**100.00%**	**39.24%**	**7.854%**	**604**	**80.08%**	**356**	**355**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in Texas

3. Statistical Cut-Off Balance

Statistical Cut-Off Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
$1 to $50,000	13	$616,613.57	1.06%	33.21%	8.886%	572	71.59%	338	337	1
$50,001 to $100,000	226	16,939,367.09	29.16	39.63	8.609	597	79.53	349	348	0
$100,001 to $150,000	147	17,677,814.51	30.44	39.35	7.722	602	81.51	357	357	0
$150,001 to $200,000	45	7,770,951.32	13.38	40.16	7.650	591	80.12	360	359	1
$200,001 to $250,000	17	3,782,006.93	6.51	37.99	7.341	641	78.31	360	360	0
$250,001 to $300,000	12	3,290,619.57	5.67	39.77	7.517	618	83.32	360	360	0
$300,001 to $350,000	3	983,301.16	1.69	49.98	6.964	604	76.06	360	359	1
$350,001 to $400,000	5	1,844,000.00	3.17	43.42	7.718	650	80.04	360	360	0
$400,001 to $450,000	2	851,000.00	1.47	44.83	7.247	609	65.74	360	360	0
$450,001 to $500,000	2	946,650.00	1.63	26.05	6.425	594	82.39	360	360	0
$500,001 to $550,000	1	540,000.00	0.93	46.46	6.100	733	80.00	360	360	0
$550,001 to $600,000	1	571,600.00	0.98	40.15	5.990	700	80.00	360	360	0
$800,001 or greater	2	2,268,550.00	3.91	28.37	7.207	560	79.64	360	360	0
Total:	**476**	**$58,082,474.15**	**100.00%**	**39.24%**	**7.854%**	**604**	**80.08%**	**356**	**355**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed *herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any* securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in Texas

4. Original Term

Original Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
109 to 120	2	$111,006.81	0.19%	40.79%	8.770%	621	77.33%	120	118	2
169 to 180	16	1,115,599.96	1.92	35.81	7.996	625	78.45	180	179	1
229 to 240	3	275,300.00	0.47	44.27	7.177	643	78.74	240	240	0
349 to 360	455	56,580,567.38	97.41	39.27	7.853	604	80.12	360	360	0
Total:	**476**	**$58,082,474.15**	**100.00%**	**39.24%**	**7.854%**	**604**	**80.08%**	**356**	**355**	**0**

5. Remaining Term

Remaining Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
109 to 120	2	$111,006.81	0.19%	40.79%	8.770%	621	77.33%	120	118	2
169 to 180	16	1,115,599.96	1.92	35.81	7.996	625	78.45	180	179	1
229 to 240	3	275,300.00	0.47	44.27	7.177	643	78.74	240	240	0
349 to 360	455	56,580,567.38	97.41	39.27	7.853	604	80.12	360	360	0
Total:	**476**	**$58,082,474.15**	**100.00%**	**39.24%**	**7.854%**	**604**	**80.08%**	**356**	**355**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in Texas

6. FICO Score

FICO Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Not Available	6	$442,871.64	0.76%	35.45%	9.904%	0	72.57%	360	359	1
500	3	167,125.00	0.29	36.94	10.223	500	54.52	360	360	0
501 to 520	21	2,398,204.73	4.13	40.82	9.251	513	80.47	360	359	1
521 to 540	39	4,722,518.79	8.13	36.51	9.255	531	80.36	358	357	0
541 to 560	35	4,489,766.04	7.73	37.71	8.593	552	80.06	357	356	1
561 to 580	95	10,312,859.92	17.76	39.93	8.236	573	79.64	358	358	0
581 to 600	72	9,376,072.01	16.14	40.31	7.687	588	79.19	359	359	0
601 to 620	53	6,125,105.71	10.55	39.51	7.709	610	81.11	352	351	0
621 to 640	43	5,617,974.54	9.67	39.92	7.116	630	80.24	354	354	0
641 to 660	41	4,588,460.77	7.90	38.73	7.401	650	81.89	344	344	0
661 to 680	31	3,970,101.86	6.84	38.56	7.117	671	79.80	350	349	0
681 to 700	15	2,431,296.45	4.19	32.18	6.706	693	83.61	360	359	1
701 to 720	11	1,491,685.97	2.57	46.66	6.891	710	77.10	352	352	0
721 to 740	7	1,281,411.87	2.21	44.70	6.339	730	79.73	360	359	1
741 to 760	3	546,368.85	0.94	37.50	6.430	751	76.84	360	360	0
761 to 780	1	120,650.00	0.21	0.00	7.950	770	95.00	360	360	0
Total:	**476**	**$58,082,474.15**	**100.00%**	**39.24%**	**7.854%**	**604**	**80.08%**	**356**	**355**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in Texas

7. Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Single Family	356	$39,867,679.95	68.64%	39.55%	7.956%	608	79.53%	355	354	0
PUD	111	17,176,794.66	29.57	38.33	7.627	593	81.25	358	357	0
2-4 Family	7	840,143.77	1.45	42.98	7.631	629	79.42	360	359	1
Low Rise Condo	2	197,855.77	0.34	39.01	7.879	650	90.45	360	359	1
Total:	**476**	**$58,082,474.15**	**100.00%**	**39.24%**	**7.854%**	**604**	**80.08%**	**356**	**355**	**0**

8. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	441	$53,618,878.98	92.32%	39.62%	7.837%	603	79.84%	355	355	0
Non-Owner Occupied	30	3,285,633.34	5.66	39.05	8.291	631	80.97	360	359	1
Second Home	5	1,177,961.83	2.03	18.77	7.424	593	88.54	360	360	0
Total:	**476**	**$58,082,474.15**	**100.00%**	**39.24%**	**7.854%**	**604**	**80.08%**	**356**	**355**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in Texas

9. Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full	344	$39,802,165.34	68.53%	39.96%	7.885%	591	80.58%	355	355	0
Stated Income	129	17,759,896.39	30.58	37.65	7.787	632	79.04	356	355	0
No Documentation	2	370,650.00	0.64	0.00	7.107	761	77.12	360	360	0
Limited Income	1	149,762.42	0.26	36.93	9.200	512	75.00	360	357	3
Total:	**476**	**$58,082,474.15**	**100.00%**	**39.24%**	**7.854%**	**604**	**80.08%**	**356**	**355**	**0**

10. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Purchase	287	$34,979,533.04	60.22%	39.08%	7.810%	603	82.00%	360	359	0
Cashout Refinance	160	17,662,509.32	30.41	39.26	7.993	611	76.63	346	346	0
Rate/Term Refinance	29	5,440,431.79	9.37	40.18	7.682	593	78.89	359	358	0
Total:	**476**	**$58,082,474.15**	**100.00%**	**39.24%**	**7.854%**	**604**	**80.08%**	**356**	**355**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in Texas

11. Product Type

?roduct Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
:0 Year Fixed	2	$111,006.81	0.19%	40.79%	8.770%	621	77.33%	120	118	2
l5 Year Fixed	12	813,499.96	1.40	36.97	7.775	644	76.88	180	179	1
:0 Year Fixed	3	275,300.00	0.47	44.27	7.177	643	78.74	240	240	0
:/13 ARM	4	302,100.00	0.52	32.93	8.589	573	82.66	180	180	0
:/28 ARM	339	40,463,007.42	69.66	39.21	8.003	591	80.14	360	360	0
:/28 ARM with 5yr IO	3	801,700.00	1.38	46.23	7.342	656	84.81	360	359	1
i0 Year Fixed	98	13,296,287.31	22.89	39.62	7.484	639	79.97	360	360	0
i0 Year Fixed Rate Reduction	2	145,630.34	0.25	41.13	11.020	538	74.13	360	359	1
i/27 ARM	13	1,873,942.31	3.23	35.22	7.195	608	79.22	360	360	0
Total:	**476**	**$58,082,474.15**	**100.00%**	**39.24%**	**7.854%**	**604**	**80.08%**	**356**	**355**	**0**

12. LIEN

LIEN	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	468	$57,567,816.47	99.11%	39.21%	7.820%	605	79.90%	356	355	0
2	8	514,657.68	0.89	42.34	11.689	570	100.00	339	338	1
Total:	**476**	**$58,082,474.15**	**100.00%**	**39.24%**	**7.854%**	**604**	**80.08%**	**356**	**355**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in Texas

13. Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	152	$17,767,250.62	30.59%	39.77%	7.979%	611	77.55%	346	346	1
12	2	229,500.00	0.40	45.85	8.767	557	79.28	360	360	0
24	256	31,581,428.70	54.37	39.45	7.786	598	81.37	360	359	0
36	66	8,504,294.83	14.64	37.12	7.820	616	80.58	359	359	0
Total:	**476**	**$58,082,474.15**	**100.00%**	**39.24%**	**7.854%**	**604**	**80.08%**	**356**	**355**	**0**

14. State or Territory

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Texas	476	$58,082,474.15	100.00%	39.24%	7.854%	604	80.08%	356	355	0
Total:	**476**	**$58,082,474.15**	**100.00%**	**39.24%**	**7.854%**	**604**	**80.08%**	**356**	**355**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3
Loans Originated in Texas

15. DTI

DTI	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
N/A	4	$648,730.72	1.12%	0.00%	7.744%	700	81.71%	343	343	0
>5.00 <= 10.00	2	742,150.00	1.28	6.35	7.361	598	88.62	360	360	0
>10.00 <=15.00	5	636,000.00	1.09	13.17	7.180	579	80.00	360	360	0
>15.00 <= 20.00	19	1,711,206.37	2.95	18.16	7.912	600	73.95	354	353	1
>20.00 <= 25.00	29	3,815,904.65	6.57	22.84	8.218	587	81.42	357	357	0
>25.00 <= 30.00	32	3,245,787.84	5.59	27.99	7.699	615	78.42	360	360	0
>30.00 <= 35.00	63	8,074,573.10	13.90	32.64	7.899	595	81.03	348	348	0
>35.00 <= 40.00	101	11,799,550.15	20.32	37.67	7.940	607	80.03	358	357	0
>40.00 <= 45.00	81	9,106,933.87	15.68	42.32	8.021	609	80.53	358	357	1
>45.00 <= 50.00	59	8,470,152.48	14.58	47.42	7.344	624	79.06	351	351	0
>50.00 <= 55.00	56	6,912,979.65	11.90	52.33	8.038	586	79.64	360	360	0
>55.00	25	2,918,505.32	5.02	59.81	7.856	591	81.36	360	360	0
Total:	**476**	**$58,082,474.15**	**100.00%**	**39.24%**	**7.854%**	**604**	**80.08%**	**356**	**355**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

IO LOANS

1. Current Mortgage Rate

Current Mortgage Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.501% to 5.000%	2	$688,000.00	0.34%	43.86%	4.946%	672	80.00%	360	360	0
5.001% to 5.500%	33	8,590,210.40	4.29	42.39	5.295	670	74.89	360	360	0
5.501% to 6.000%	95	31,301,280.80	15.63	41.87	5.853	664	76.44	360	360	0
6.001% to 6.500%	147	44,023,886.86	21.98	40.18	6.305	646	78.19	360	360	0
6.501% to 7.000%	199	59,009,799.20	29.46	41.66	6.806	640	80.45	360	360	0
7.001% to 7.500%	104	29,275,761.95	14.62	41.49	7.298	630	83.02	360	360	0
7.501% to 8.000%	74	21,052,390.94	10.51	41.80	7.728	617	85.42	360	360	0
8.001% to 8.500%	22	4,022,006.29	2.01	44.84	8.186	600	87.83	360	359	1
8.501% to 9.000%	10	2,222,450.00	1.11	37.48	8.685	593	87.40	360	360	0
9.501% to 10.000%	1	95,400.00	0.05	37.42	9.600	694	90.00	360	360	0
Total:	**687**	**$200,281,186.44**	**100.00%**	**41.41%**	**6.694%**	**641**	**80.21%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") *and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does* not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is *acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.*

IO LOANS

2. Original Combined LTV

Original Combined LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
20.01% to 25.00%	1	$362,500.00	0.18%	31.51%	6.100%	648	25.00%	360	360	0
25.01% to 30.00%	2	671,500.00	0.34	54.20	6.124	615	26.86	360	359	1
30.01% to 35.00%	1	266,000.00	0.13	15.65	5.900	687	32.22	360	360	0
35.01% to 40.00%	3	702,000.00	0.35	22.74	6.116	590	38.45	360	360	0
40.01% to 45.00%	1	310,000.00	0.15	41.40	5.700	662	41.89	360	360	0
45.01% to 50.00%	5	913,011.20	0.46	38.43	5.870	640	47.65	360	360	0
50.01% to 55.00%	8	2,667,000.00	1.33	29.47	6.658	635	52.24	360	360	0
55.01% to 60.00%	16	4,751,000.00	2.37	36.69	6.311	612	58.49	360	360	0
60.01% to 65.00%	21	6,091,245.00	3.04	38.81	6.324	624	63.05	360	360	0
65.01% to 70.00%	37	12,011,110.00	6.00	40.13	6.493	634	69.09	360	360	0
70.01% to 75.00%	53	17,602,500.00	8.79	43.25	6.595	627	73.90	360	360	0
75.01% to 80.00%	267	76,104,645.69	38.00	41.74	6.562	653	79.66	360	360	0
80.01% to 85.00%	91	24,957,573.20	12.46	42.24	6.756	631	84.39	360	360	0
85.01% to 90.00%	101	30,913,600.00	15.44	41.97	6.928	642	89.65	360	360	0
90.01% to 95.00%	78	21,572,601.35	10.77	41.80	7.245	638	94.36	360	360	0
95.01% to 100.00%	2	384,900.00	0.19	42.97	6.877	695	100.00	360	359	1
Total:	**687**	**$200,281,186.44**	**100.00%**	**41.41%**	**6.694%**	**641**	**80.21%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

IO LOANS

3. Statistical Cut-Off Balance

Statistical Cut-Off Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
50,000.01 to 75,000.00	1	$62,080.00	0.03%	31.78%	6.800%	737	80.00%	360	359	1
75,000.01 to 100,000.00	16	1,511,132.15	0.75	37.72	7.250	639	80.67	360	359	1
100,000.01 to 125,000.00	35	3,886,724.00	1.94	41.07	7.140	636	82.70	360	360	0
125,000.01 to 150,000.00	51	7,095,543.14	3.54	37.08	6.848	638	80.57	360	360	0
150,000.01 to 175,000.00	49	8,036,382.20	4.01	40.38	6.747	631	79.99	360	360	0
175,000.01 to 200,000.00	64	11,951,459.00	5.97	40.78	6.930	643	80.43	360	360	0
200,000.01 to 225,000.00	61	13,010,309.41	6.50	39.76	6.710	628	78.30	360	360	0
225,000.01 to 250,000.00	60	14,277,065.00	7.13	41.53	6.730	641	79.71	360	360	0
250,000.01 to 275,000.00	61	15,977,470.54	7.98	42.22	6.701	626	77.87	360	360	0
275,000.01 to 300,000.00	44	12,657,305.60	6.32	44.05	6.622	643	81.52	360	360	0
300,000.01 to 325,000.00	40	12,490,450.00	6.24	41.26	6.508	655	79.55	360	360	0
325,000.01 to 350,000.00	36	12,152,761.00	6.07	43.87	6.456	654	79.44	360	360	0
350,000.01 to 375,000.00	15	5,490,750.00	2.74	44.27	6.644	661	80.58	360	360	0
375,000.01 to 400,000.00	26	10,081,346.00	5.03	43.54	6.783	649	81.76	360	359	1
400,000.01 to 425,000.00	27	11,154,580.00	5.57	40.09	6.894	651	84.79	360	360	0
425,000.01 to 450,000.00	18	7,936,400.00	3.96	41.26	6.558	648	81.83	360	360	0
450,000.01 to 475,000.00	8	3,709,700.00	1.85	37.95	6.821	633	82.95	360	360	0
475,000.01 to 500,000.00	13	6,380,000.00	3.19	45.83	6.593	633	82.92	360	360	0
500,000.01 to 525,000.00	10	5,184,338.40	2.59	43.69	6.312	667	84.94	360	360	0
525,000.01 to 550,000.00	11	5,901,600.00	2.95	43.21	6.466	644	87.15	360	360	0
550,000.01 to 575,000.00	2	1,119,800.00	0.56	44.69	7.195	698	89.87	360	360	0
575,000.01 to 600,000.00	5	2,972,100.00	1.48	40.98	6.756	626	81.00	360	360	0
600,000.01 to 625,000.00	3	1,827,000.00	0.91	38.98	6.918	631	80.77	360	360	0
625,000.01 to 650,000.00	9	5,736,990.00	2.86	39.91	6.729	640	78.67	360	360	0
650,000.01 to 675,000.00	4	2,640,750.00	1.32	42.68	6.440	611	81.61	360	359	1

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

IO LOANS

3. Statistical Cut-Off Balance (continue)

Statistical Cut-Off Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
675,000.01 to 700,000.00	1	680,000.00	0.34	41.57	6.650	639	85.00	360	360	0
700,000.01 to 725,000.00	1	717,500.00	0.36	34.46	5.990	652	70.00	360	360	0
725,000.01 to 750,000.00	1	750,000.00	0.37	50.87	6.550	603	75.00	360	360	0
750,000.01 to 775,000.00	2	1,544,550.00	0.77	43.24	6.162	605	71.66	360	360	0
800,000.01 or greater	13	13,345,100.00	6.66	37.09	6.769	637	72.33	360	359	1
Total:	**687**	**$200,281,186.44**	**100.00%**	**41.41%**	**6.694%**	**641**	**80.21%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

IO LOANS

4. Original Term

Original Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
360	687	$200,281,186.44	100.00%	41.41%	6.694%	641	80.21%	360	360	0
Total:	**687**	**$200,281,186.44**	**100.00%**	**41.41%**	**6.694%**	**641**	**80.21%**	**360**	**360**	**0**

5. Remaining Term

Remaining Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
351 to 355	7	$2,981,722.41	1.49%	41.64%	7.066%	632	81.81%	360	355	5
356 to 360	680	197,299,464.03	98.51	41.40	6.689	641	80.19	360	360	0
Total:	**687**	**$200,281,186.44**	**100.00%**	**41.41%**	**6.694%**	**641**	**80.21%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

IO LOANS

6. FICO Score

FICO Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
751 to 800	16	$4,104,800.00	2.05%	42.51%	6.083%	770	79.90%	360	359	1
701 to 750	49	14,555,652.20	7.27	41.14	6.287	720	82.22	360	360	0
651 to 700	181	55,674,823.74	27.80	41.48	6.480	671	81.09	360	360	0
601 to 650	315	90,713,020.30	45.29	41.29	6.780	627	80.32	360	360	0
551 to 600	119	33,267,435.20	16.61	41.68	7.008	587	77.42	360	360	0
501 to 550	7	1,965,455.00	0.98	40.03	7.810	523	83.54	360	360	0
Total:	**687**	**$200,281,186.44**	**100.00%**	**41.41%**	**6.694%**	**641**	**80.21%**	**360**	**360**	**0**

7. Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
A	10	$4,478,180.00	2.24%	41.07%	7.290%	602	74.40%	360	360	0
AA	59	17,620,055.00	8.80	41.72	7.059	621	82.69	360	360	0
AA+	617	178,037,951.44	88.89	41.39	6.642	644	80.10	360	360	0
B	1	145,000.00	0.07	33.09	8.700	588	90.63	360	360	0
Total:	**687**	**$200,281,186.44**	**100.00%**	**41.41%**	**6.694%**	**641**	**80.21%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and *Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does* not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

IO LOANS

8. Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Single Family	492	$150,101,948.64	74.95%	40.86%	6.662%	638	79.47%	360	360	0
PUD	82	21,436,001.26	10.70	41.23	6.874	629	82.68	360	360	0
Low Rise Condo	69	14,298,168.00	7.14	44.80	6.711	669	81.67	360	360	0
2-4 Family	39	13,490,368.54	6.74	44.01	6.732	668	82.45	360	360	0
High Rise Condo	5	954,700.00	0.48	43.88	7.051	644	87.89	360	360	0
Total:	**687**	**$200,281,186.44**	**100.00%**	**41.41%**	**6.694%**	**641**	**80.21%**	**360**	**360**	**0**

9. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	679	$198,311,586.44	99.02%	41.38%	6.698%	641	80.22%	360	360	0
Second Home	3	1,035,500.00	0.52	45.79	5.574	708	80.94	360	360	0
Non-Owner Occupied	5	934,100.00	0.47	41.86	7.181	660	77.13	360	359	1
Total:	**687**	**$200,281,186.44**	**100.00%**	**41.41%**	**6.694%**	**641**	**80.21%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

IO LOANS

10. Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Stated Income	306	$101,819,533.60	50.84%	40.27%	6.767%	652	78.51%	360	360	0
Full	378	97,757,952.84	48.81	42.61	6.613	630	81.94	360	360	0
Limited Income	3	703,700.00	0.35	38.23	7.590	646	87.43	360	360	0
Total:	**687**	**$200,281,186.44**	**100.00%**	**41.41%**	**6.694%**	**641**	**80.21%**	**360**	**360**	**0**

11. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
C/O Refi	521	$156,573,695.14	78.18%	40.88%	6.726%	636	79.89%	360	360	0
Purchase	133	33,243,569.89	16.60	43.63	6.506	664	81.11	360	359	1
R/T Refi	33	10,463,921.41	5.22	42.23	6.824	645	82.25	360	359	1
Total:	**687**	**$200,281,186.44**	**100.00%**	**41.41%**	**6.694%**	**641**	**80.21%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions *regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with* actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

IO LOANS

12. Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2/28 ARM with 5yr IO	602	$176,341,430.20	88.05%	41.32%	6.720%	640	80.74%	360	360	0
3/27 ARM with 5yr IO	60	17,120,966.24	8.55	42.66	6.414	651	76.46	360	360	0
30 Year Fixed with 5yr IO	24	6,497,290.00	3.24	39.35	6.793	640	78.37	360	360	0
15/15 ARM with 5yr IO	1	321,500.00	0.16	59.60	5.725	601	26.79	360	358	2
Total:	**687**	**$200,281,186.44**	**100.00%**	**41.41%**	**6.694%**	**641**	**80.21%**	**360**	**360**	**0**

13. Interest Only Loans

Interest Only Loans	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Interest Only	687	$200,281,186.44	100.00%	41.41%	6.694%	641	80.21%	360	360	0
Total:	**687**	**$200,281,186.44**	**100.00%**	**41.41%**	**6.694%**	**641**	**80.21%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

IO LOANS

14. LIEN

LIEN	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	687	$200,281,186.44	100.00%	41.41%	6.694%	641	80.21%	360	360	0
Total:	**687**	**$200,281,186.44**	**100.00%**	**41.41%**	**6.694%**	**641**	**80.21%**	**360**	**360**	**0**

15. Prepayment Penalty Term (Months)

Prepayment Penalty Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	132	$40,549,436.94	20.25%	41.11%	6.922%	638	77.90%	360	360	0
12	46	15,080,760.00	7.53	42.38	6.776	642	78.33	360	360	0
24	451	128,139,884.80	63.98	41.39	6.647	641	81.41	360	360	0
36	58	16,511,104.70	8.24	41.35	6.433	651	78.29	360	360	0
Total:	**687**	**$200,281,186.44**	**100.00%**	**41.41%**	**6.694%**	**641**	**80.21%**	**360**	**360**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

IO LOANS

16. State or Territory

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	248	$83,360,586.40	41.62%	42.46%	6.453%	649	80.49%	360	360	0
Florida	70	19,013,261.15	9.49	37.33	6.887	628	81.17	360	360	0
Massachusetts	50	16,130,427.20	8.05	40.82	6.784	645	79.87	360	360	0
New York	36	12,782,390.00	6.38	42.57	6.669	639	76.28	360	360	0
New Jersey	32	10,609,591.00	5.30	41.10	7.055	621	77.00	360	360	0
Virginia	24	6,703,550.00	3.35	38.65	6.989	630	77.14	360	360	0
Colorado	26	5,584,250.00	2.79	40.57	6.812	642	85.84	360	360	0
Washington	19	4,538,000.00	2.27	46.20	6.841	630	82.82	360	360	0
Arizona	22	4,129,090.00	2.06	35.69	6.926	637	76.28	360	360	0
Nevada	18	4,117,641.60	2.06	43.96	6.631	645	79.80	360	360	0
Maryland	13	3,891,275.00	1.94	41.76	7.098	618	84.24	360	360	0
Hawaii	9	3,811,250.00	1.90	42.19	6.391	691	77.19	360	360	0
Rhode Island	13	3,559,200.00	1.78	39.39	6.649	628	80.13	360	359	1
Illinois	12	3,019,508.54	1.51	45.59	7.017	633	78.83	360	360	0
Minnesota	11	2,950,350.00	1.47	43.90	7.128	636	84.02	360	360	0
Georgia	12	2,448,850.00	1.22	43.66	7.179	614	81.86	360	359	1
Michigan	14	2,281,648.00	1.14	42.86	6.883	648	85.83	360	360	0
Ohio	9	1,622,950.00	0.81	38.43	6.781	648	88.54	360	360	0
Connecticut	6	1,609,700.00	0.80	42.27	6.657	646	85.37	360	360	0
Pennsylvania	4	1,305,800.00	0.65	43.74	7.032	623	84.24	360	360	0
North Carolina	6	969,614.20	0.48	35.18	6.969	652	77.19	360	360	0
District of Columbia	2	940,000.00	0.47	25.77	6.450	600	54.84	360	360	0
Oregon	5	816,800.00	0.41	44.08	6.757	636	78.71	360	360	0
Texas	3	801,700.00	0.40	46.23	7.342	656	84.81	360	359	1
Tennessee	5	703,972.35	0.35	36.90	7.244	654	86.46	360	358	2

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions *regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with* actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

IO LOANS

16. State or Territory (continue)

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
New Hampshire	4	621,100.00	0.31	39.99	6.945	649	81.33	360	360	0
South Carolina	3	486,856.00	0.24	48.31	7.892	596	85.35	360	358	2
Wyoming	3	290,375.00	0.14	42.61	7.698	590	87.55	360	359	1
Wisconsin	1	255,000.00	0.13	33.90	6.900	690	75.00	360	360	0
Kentucky	2	232,400.00	0.12	31.54	6.856	699	91.77	360	359	1
Montana	1	180,800.00	0.09	37.46	7.950	660	80.00	360	359	1
Maine	1	171,200.00	0.09	42.03	6.650	594	69.59	360	360	0
Utah	1	126,000.00	0.06	32.34	7.375	553	90.00	360	360	0
Idaho	1	120,650.00	0.06	49.95	8.240	593	95.00	360	360	0
Missouri	1	95,400.00	0.05	37.42	9.600	694	90.00	360	360	0
Total:	**687**	**$200,281,186.44**	**100.00%**	**41.41%**	**6.694%**	**641**	**80.21%**	**360**	**360**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

IO LOANS

17. Gross Margin

Gross Margin	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2.501% to 3.000%	2	$570,400.00	0.29%	38.76%	5.611%	663	80.00%	360	360	0
3.001% to 3.500%	20	5,998,470.00	3.10	44.80	5.667	682	76.03	360	360	0
3.501% to 4.000%	67	19,672,563.00	10.15	41.49	5.809	681	77.95	360	360	0
4.001% to 4.500%	119	34,512,306.20	17.81	40.60	6.275	660	74.52	360	360	0
4.501% to 5.000%	171	53,118,846.86	27.41	41.98	6.618	641	79.56	360	360	0
5.001% to 5.500%	149	42,397,590.00	21.88	41.65	6.994	626	83.54	360	360	0
5.501% to 6.000%	88	26,853,500.48	13.86	40.78	7.338	617	83.78	360	359	1
6.001% to 6.500%	40	8,758,694.90	4.52	41.58	7.858	605	86.91	360	359	1
6.501% to 7.000%	5	1,698,775.00	0.88	38.98	7.590	632	88.88	360	358	2
7.001% to 7.500%	2	202,750.00	0.10	41.02	8.695	637	92.65	360	360	0
Total:	**663**	**$193,783,896.44**	**100.00%**	**41.47%**	**6.691%**	**641**	**80.27%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

IO LOANS

18. Initial Periodic Rate Cap

Initial Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000%	1	$336,000.00	0.17%	43.54%	7.420%	579	79.06%	360	358	2
3.000%	662	193,447,896.44	99.83	41.47	6.690	641	80.28	360	360	0
Total:	**663**	**$193,783,896.44**	**100.00%**	**41.47%**	**6.691%**	**641**	**80.27%**	**360**	**360**	**0**

19. Subsequent Periodic Rate Cap

Subsequent Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000%	662	$193,558,924.03	99.88%	41.49%	6.690%	641	80.26%	360	360	0
2.000%	1	224,972.41	0.12	24.62	7.250	628	91.84	360	355	5
Total:	**663**	**$193,783,896.44**	**100.00%**	**41.47%**	**6.691%**	**641**	**80.27%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

IO LOANS

20. Maximum Loan Rate

Maximum Loan Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.501% to 11.000%	2	$688,000.00	0.36%	43.86%	4.946%	672	80.00%	360	360	0
11.001% to 11.500%	33	8,590,210.40	4.43	42.39	5.295	670	74.89	360	360	0
11.501% to 12.000%	94	30,642,530.80	15.81	41.75	5.850	665	76.25	360	360	0
12.001% to 12.500%	139	42,040,886.86	21.69	40.64	6.310	647	78.50	360	360	0
12.501% to 13.000%	192	56,864,249.20	29.34	41.70	6.804	640	80.46	360	360	0
13.001% to 13.500%	101	28,751,511.95	14.84	41.36	7.298	630	83.18	360	360	0
13.501% to 14.000%	71	20,325,340.94	10.49	41.71	7.726	617	85.44	360	360	0
14.001% to 14.500%	20	3,563,316.29	1.84	45.13	8.194	593	88.38	360	360	0
14.501% to 15.000%	10	2,222,450.00	1.15	37.48	8.685	593	87.40	360	360	0
15.501% to 16.000%	1	95,400.00	0.05	37.42	9.600	694	90.00	360	360	0
Total:	**663**	**$193,783,896.44**	**100.00%**	**41.47%**	**6.691%**	**641**	**80.27%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does *not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material* regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

IO LOANS

21. Minimum Loan Rate

Minimum Loan Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.501% - 5.000%	2	$688,000.00	0.36%	43.86%	4.946%	672	80.00%	360	360	0
5.001% - 5.500%	33	8,590,210.40	4.43	42.39	5.295	670	74.89	360	360	0
5.501% - 6.000%	94	30,642,530.80	15.81	41.75	5.850	665	76.25	360	360	0
6.001% - 6.500%	139	42,040,886.86	21.69	40.64	6.310	647	78.50	360	360	0
6.501% - 7.000%	192	56,864,249.20	29.34	41.70	6.804	640	80.46	360	360	0
7.001% - 7.500%	101	28,751,511.95	14.84	41.36	7.298	630	83.18	360	360	0
7.501% - 8.000%	71	20,325,340.94	10.49	41.71	7.726	617	85.44	360	360	0
8.001% - 8.500%	20	3,563,316.29	1.84	45.13	8.194	593	88.38	360	360	0
8.501% - 9.000%	10	2,222,450.00	1.15	37.48	8.685	593	87.40	360	360	0
9.501% - 10.000%	1	95,400.00	0.05	37.42	9.600	694	90.00	360	360	0
Total:	**663**	**$193,783,896.44**	**100.00%**	**41.47%**	**6.691%**	**641**	**80.27%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

22. Month of Next Interest Rate Adjustment

Month of Next Interest Rate Adjustment	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2006-12	2	$594,150.00	0.31%	40.50%	7.233%	704	81.68%	360	354	6
2007-01	4	2,162,600.00	1.12	43.72	7.001	613	80.80	360	355	5
2007-02	4	910,527.86	0.47	48.53	6.706	598	74.18	360	356	4
2007-03	14	4,178,153.20	2.16	39.69	7.146	602	81.23	360	357	3
2007-04	8	2,372,350.00	1.22	44.94	6.779	650	83.19	360	358	2
2007-05	38	10,264,852.54	5.30	41.19	6.651	662	80.22	360	359	1
2007-06	445	132,728,449.20	68.49	41.31	6.720	641	80.75	360	360	0
2007-07	87	23,130,347.40	11.94	40.89	6.625	635	80.82	360	360	0
2008-01	1	224,972.41	0.12	24.62	7.250	628	91.84	360	355	5
2008-04	2	365,118.83	0.19	49.89	7.466	661	80.00	360	358	2
2008-05	6	1,644,063.00	0.85	44.72	6.237	667	74.57	360	359	1
2008-06	47	13,640,124.00	7.04	42.12	6.385	653	76.14	360	360	0
2008-07	4	1,246,688.00	0.64	47.03	6.502	606	78.55	360	360	0
2020-04	1	321,500.00	0.17	59.60	5.725	601	26.79	360	358	2
Total:	**663**	**$193,783,896.44**	**100.00%**	**41.47%**	**6.691%**	**641**	**80.27%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

IO LOANS

23. DTI

DTI	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
N/A	11	$3,253,713.40	1.62%	0.00%	6.469%	646	81.85%	360	360	0
>5.00 <= 10.00	1	167,000.00	0.08	9.45	5.800	591	37.11	360	360	0
>10.00 <=15.00	3	630,200.00	0.31	13.77	6.943	603	74.43	360	360	0
>15.00 <= 20.00	11	3,814,814.20	1.90	18.01	6.323	643	75.30	360	360	0
>20.00 <= 25.00	26	6,695,163.41	3.34	22.84	6.731	635	71.86	360	360	0
>25.00 <= 30.00	54	15,140,130.23	7.56	27.33	6.726	638	79.06	360	360	0
>30.00 <= 35.00	64	17,038,440.00	8.51	33.24	6.623	646	77.37	360	360	0
>35.00 <= 40.00	107	30,996,886.00	15.48	37.46	6.713	642	81.20	360	360	0
>40.00 <= 45.00	145	43,494,317.86	21.72	42.33	6.755	646	81.82	360	360	0
>45.00 <= 50.00	156	47,233,803.20	23.58	47.68	6.711	640	81.52	360	360	0
>50.00 <= 55.00	87	25,341,439.00	12.65	52.01	6.682	634	80.34	360	360	0
>55.00	22	6,475,279.14	3.23	57.72	6.532	647	77.15	360	360	0
Total:	**687**	**$200,281,186.44**	**100.00%**	**41.41%**	**6.694%**	**641**	**80.21%**	**360**	**360**	**0**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

2. Credit Score

Credit Score	Number Loans	Aggregate Current Current Principal Balance	Percent Balance	WA Loan Balance	WA Coupon	W.A. W.A. FICO Score	W.A. W.A. Combined LTV	W.A. DTI	% Primary	% SFR - PUD	% Cashout Refi	% Full Doc	% IO
0	72	7,971,511.38	0.89	110,715.44	8.54	0	73.86	37.57	99.29	95.45	71.75	66.78	0
1 - 500	8	754,171.37	0.08	94,271.42	9.784	500	59.86	40.21	91.38	100	93.37	44.73	0
501 - 520	244	39,642,173.87	4.42	162,467.93	9.054	511	75.21	40.87	97.68	91.46	79.89	65.61	3.37
521 - 540	308	47,075,775.32	5.24	152,843.43	8.973	530	76.08	39.8	96.47	90.74	78.96	75.12	0.46
541 - 560	351	59,448,129.32	6.62	169,367.89	8.41	551	76.07	40.22	93.12	90.93	73.83	62.29	2.78
561 - 580	504	76,674,556.11	8.54	152,132.06	8.018	571	78.39	40.69	95.16	91.78	59.9	73.76	6.23
581 - 600	639	105,704,441.71	11.77	165,421.66	7.544	590	78.61	40.41	97.61	92.59	55.97	76.16	25.79
601 - 620	647	114,221,759.19	12.72	176,540.59	7.366	610	80.25	40.97	93.2	89.56	59.27	68.32	27.45
621 - 640	649	119,104,141.15	13.27	183,519.48	7.115	630	80.61	40.41	92.06	83.39	62.31	57.75	31.84
641 - 660	561	111,554,566.23	12.42	198,849.49	6.976	650	79.65	39.81	92.73	83.63	58.16	49.39	35.23
661 - 680	399	75,294,403.52	8.39	188,707.78	6.845	670	80.74	40.43	87.63	78.24	50.06	41.4	27.9
681 - 700	265	57,314,399.68	6.38	216,280.75	6.709	690	81.42	40.17	86.66	75.97	54.06	36.47	29.32
701 - 750	284	61,608,720.80	6.86	216,932.12	6.703	721	82.5	40.4	79.06	69.54	47.07	30.94	23.63
over 751	88	21,505,880.00	2.4	244,385.00	6.608	772	80.85	41.11	82.18	59.5	57.36	30.02	19.09
Total:	5019	897,874,629.65	100	178,895.12	7.452	621	79.36	40.38	91.97	84.94	60.26	57.98	22.31

W.A.: 621
Median: 612
S.D.: 93

3. Original Comb LTV

Original Comb LTV	Number Loans	Aggregate Current Principal Balance	Percent Balance	WA Loan Balance	WA Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. DTI	% Primary	% SFR - PUD	% Cashout Refi	% Full Doc	% IO
less than 50.00	196	26,987,347.02	3.01	137,690.55	7.302	606	38.54	37.62	89.97	82.53	80.31	47.51	11.95
50.01 - 55.00	68	13,016,613.04	1.45	191,420.78	7.269	610	52.6	37.03	92.56	88.16	75.71	39.87	20.49
55.01 - 60.00	109	18,328,229.59	2.04	168,148.90	7.35	597	57.86	38.03	95.02	92.11	82.97	54.72	25.92
60.01 - 65.00	222	38,258,518.19	4.26	172,335.67	7.405	606	63.37	39.42	95.27	89.6	86.79	50.1	15.92
65.01 - 70.00	281	58,362,702.45	6.5	207,696.45	7.291	604	68.83	39.17	91.92	86.47	89.49	51.37	20.58
70.01 - 75.00	402	82,003,414.49	9.13	203,988.59	7.641	594	74.17	40.79	91.43	88.35	74.86	50.26	21.47
75.01 - 80.00	2089	347,699,182.99	38.72	166,442.88	7.272	628	79.73	40.44	95.14	86.45	42.47	60.32	21.89
80.01 - 85.00	421	85,955,180.65	9.57	204,169.08	7.446	619	84.47	40.65	89.76	79.54	74.09	58.67	29.04
85.01 - 90.00	593	122,385,835.84	13.63	206,384.21	7.573	636	89.68	41.21	84.51	79.38	61.22	54.18	25.26
90.01 - 95.00	501	91,576,571.13	10.2	182,787.57	7.781	629	94.62	40.95	90.67	85.06	60.29	71.52	23.56
95.01 - 99.99	17	2,627,492.76	0.29	154,558.40	7.757	644	98.28	37.67	82.7	89.68	71.59	70.7	0
over 100.00	120	10,673,541.50	1.19	88,946.18	9.442	633	100	44.75	97.49	81.51	38.97	78.69	3.61
Total:	5019	897,874,629.65	100	178,895.12	7.452	621	79.36	40.38	91.97	84.94	60.26	57.98	22.31

W.A.: 79.36%

Median: 80.00%

S.D.: 12.69%

4. DTI

DTI	Number Loans	Aggregate Current Principal Balance	Percent Balance	WA Loan Balance	WA Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. DTI	% Primary	% SFR - PUD	% Cashout Refi	% Full Doc	% IO
less than 20.00	357	60,985,347.40	6.79	170,827.30	7.445	640	77.68	16.36	77.48	80.97	61.64	49.21	12.9
20.01 - 25.00	267	37,188,818.34	4.14	139,283.96	7.73	607	76.12	22.66	94.46	93.39	68.61	70.18	18
25.01 - 30.00	441	67,266,023.08	7.49	152,530.66	7.502	621	78.23	27.68	94.96	90.38	64.37	60.49	22.51
30.01 - 35.00	632	103,165,691.40	11.49	163,236.85	7.5	618	78.09	32.64	91.58	88.47	62.7	56.14	16.52
35.01 - 40.00	829	145,940,643.08	16.25	176,044.20	7.473	620	79.73	37.65	92.32	84.57	56.37	52.34	21.24
40.01 - 45.00	891	173,439,501.94	19.32	194,657.13	7.402	627	80.48	42.55	94.22	82.53	58.44	50.1	25.08
45.01 - 50.00	903	173,205,610.35	19.29	191,811.31	7.4	620	80.43	47.59	92.94	85.79	59.57	58.27	27.27
50.01 - 55.00	523	104,188,693.53	11.6	199,213.56	7.437	615	79.38	52.34	92.18	81.08	62.98	72.44	24.32
55.01 - 60.00	146	27,640,043.13	3.08	189,315.36	7.413	610	79.32	56.57	91.22	81.28	54.9	80.33	18.99
over 60.01	30	4,854,257.40	0.54	161,808.58	7.265	623	78.87	64.98	96.52	89.77	64.38	83.27	25.26
Total:	**5019**	**897,874,629.65**	**100**	**178,895.12**	**7.452**	**621**	**79.36**	**40.38**	**91.97**	**84.94**	**60.26**	**57.98**	**22.31**

W.A.: 40.38%

Median: 39.92%

S.D.: 12.00%

5. Loan Purpose

Loan Purpose	Number Loans	Aggregate Current Principal Balance	Percent Balance	WA Loan Balance	WA Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. DTI	% Primary	% SFR - PUD	% Cashout Refi	% Full Doc	% IO
Cashout Refinance	2847	541,074,070.15	60.26	190,050.60	7.5	614	77.88	40.12	92.72	88.76	100	58.81	28.94
Purchase	1927	309,436,551.70	34.46	160,579.42	7.384	634	82.13	40.81	90.43	79.12	0	56.08	10.74
Rate/Term Refinance	245	47,364,007.80	5.28	193,322.48	7.482	617	78.31	40.6	93.52	79.32	0	61.03	22.09
Total:	**5019**	**897,874,629.65**	**100**	**178,895.12**	**7.452**	**621**	**79.36**	**40.38**	**91.97**	**84.94**	**60.26**	**57.98**	**22.31**

6. Occupancy Status

Occupancy Status	Number Loans	Aggregate Current Principal Balance	Percent Balance	WA Loan Balance	WA Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. DTI	% Primary	% SFR - PUD	% Cashout Refi	% Full Doc	% IO
Owner Occupied	4596	825,805,993.90	91.97	179,679.29	7.422	618	79.21	40.47	100	87.08	60.75	60.04	24.01
Non-Owner Occupied	360	57,759,131.14	6.43	160,442.03	7.991	652	81	39.59	0	55.83	57.91	30.76	1.62
Second Home	63	14,309,504.61	1.59	227,134.99	7.029	659	81.4	38.05	0	78.81	41.47	49.22	7.24
Total:	**5019**	**897,874,629.65**	**100**	**178,895.12**	**7.452**	**621**	**79.36**	**40.38**	**91.97**	**84.94**	**60.26**	**57.98**	**22.31**

7. Documentation

Documentation	Number Loans	Aggregate Current Principal Balance	Percent Balance	WA Loan Balance	WA Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. DTI	% Primary	% SFR - PUD	% Cashout Refi	% Full Doc	% IO
Full	3297	520,631,356.42	57.98	157,910.63	7.482	608	80.35	40.8	95.23	88.15	61.11	100	18.78
Stated Income	1651	362,535,729.50	40.38	219,585.54	7.401	637	77.83	39.75	87.3	80.36	60.73	0	28.09
No Doc	45	8,456,283.29	0.94	187,917.41	7.357	728	80.89	0	100	94.26	24	0	0
Limited	24	5,614,145.89	0.63	233,922.75	8.128	650	83.27	42.72	80.56	67.12	12.2	0	12.53
NRT	1	501,639.90	0.06	501,639.90	7.4	699	95	0	100	100	0	0	0
Business Bank Statements	1	135,474.65	0.02	135,474.65	6.9	675	95	39.88	0	100	0	0	0
Total:	**5019**	**897,874,629.65**	**100**	**178,895.12**	**7.452**	**621**	**79.36**	**40.38**	**91.97**	**84.94**	**60.26**	**57.98**	**22.31**

8. Property Type

Property Type	Number Loans	Aggregate Current Principal Balance	Percent Balance	WA Loan Balance	WA Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. DTI	% Primary	% SFR - PUD	% Cashout Refi	% Full Doc	% IO
Single Family	3917	670,484,529.26	74.67	171,172.97	7.467	616	79.01	40.05	94.3	100	65.07	59.47	22.39
PUD	463	92,154,920.22	10.26	199,038.70	7.359	614	80.27	40.4	94.26	100	47.69	65.3	23.26
2-4 Family	340	85,488,410.75	9.52	251,436.50	7.424	651	79.79	42.43	73.69	0	52.31	35.66	15.78
Condo	232	41,091,308.23	4.58	177,117.71	7.405	651	81.83	41.58	85.28	0	24.56	55.54	37.12
MF Housing	67	8,655,461.17	0.96	129,185.99	7.799	636	80.89	41.34	100	0	69.42	97.1	0
Total:	**5019**	**897,874,629.65**	**100**	**178,895.12**	**7.452**	**621**	**79.36**	**40.38**	**91.97**	**84.94**	**60.26**	**57.98**	**22.31**

Top

9. Current Balance

Current Balance	Number Loans	Aggregate Current Principal Balance	Percent Balance	WA Loan Balance	WA Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. DTI	% Primary	% SFR - PUD	% Cashout Refi	% Full Doc	% IO
1 - 50000	65	3,216,026.29	0.36	49,477.33	8.777	585	63.43	33.61	86.01	96.89	78.25	73.57	0
50001 - 75000	673	42,042,510.24	4.68	62,470.30	8.907	606	79.49	36.48	86.26	89.37	58.55	76.37	0.15
75001 - 100000	677	59,812,078.90	6.66	88,348.71	8.286	604	77.68	38.04	92.69	90.26	47.17	78.3	2.53
100001 - 125000	693	77,644,233.95	8.65	112,040.74	7.875	608	80.17	39.45	90.61	89.18	47.87	76.03	5.01
125001 - 150000	595	81,667,009.39	9.1	137,255.48	7.552	613	78.68	38.3	94.01	89.11	52.15	68.54	8.69
150001 - 200000	843	146,579,069.46	16.33	173,877.90	7.409	616	79.27	39.81	93.98	88.21	55.77	65.85	13.64
200001 - 250000	512	114,966,043.10	12.8	224,543.05	7.296	624	78.82	41.13	92.33	85.22	63.64	54.72	23.74
250001 - 300000	323	88,367,561.04	9.84	273,583.78	7.191	627	79.77	41.65	92.12	85.03	68.6	51.4	32.4
300001 - 350000	210	68,096,243.86	7.58	324,267.83	7.116	627	79.71	42.7	92.79	80.87	71.03	46.77	36.19
350001 - 400000	130	49,010,750.39	5.46	377,005.77	7.292	636	82	43.38	91.55	78.25	59.26	36.94	31.77
400001 - 450000	88	37,458,604.73	4.17	425,685.96	7.052	648	82.22	41.36	91.97	70.71	69.19	40.9	50.97
450001 - 500000	58	27,794,001.64	3.1	479,206.92	6.852	640	82.12	42.7	91.35	72.29	62.3	49.95	38.3
500001 - 600000	75	41,068,600.71	4.57	547,581.34	6.939	643	81.71	42.81	84.03	73.62	63.12	39.18	36.96
600001 - 700000	37	23,699,258.85	2.64	640,520.51	7.218	620	79.63	41.74	89	86.38	72.7	45.77	45.93
over 700001	40	36,452,637.10	4.06	911,315.93	6.911	618	72.3	38.77	97.12	90.09	77.93	39.94	44.87
Total:	**5019**	**897,874,629.65**	**100**	**178,895.12**	**7.452**	**621**	**79.36**	**40.38**	**91.97**	**84.94**	**60.26**	**57.98**	**22.31**

Lowest: $25,835.56

Highest: $1,280,000.00

10. Geographic Distribution

Geographic Distribution	Number Loans	Aggregate Current Principal Balance	Percent Balance	WA Loan Balance	WA Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. DTI	% Primary	% SFR - PUD	% Cashout Refi	% Full Doc	% IO
California	549	155,262,547.14	17.29	282,809.74	6.88	634	77.32	42.41	94.61	87.27	68.69	50.4	53.69
Florida	585	98,349,186.47	10.95	168,118.27	7.442	619	79.63	39.34	89.87	89.43	50.37	53.83	19.33
Massachusetts	297	74,459,684.48	8.29	250,706.01	7.206	632	78.37	41.91	95.08	69.11	75.53	46.36	21.66
New York	237	65,435,173.75	7.29	276,097.78	7.314	638	77.88	41.02	82.85	59.17	55.32	39.9	19.53
Texas	476	58,082,474.15	6.47	122,022.00	7.854	604	80.08	39.24	92.32	98.21	30.41	68.53	1.38
New Jersey	191	49,478,131.16	5.51	259,047.81	7.607	613	76.58	40.52	90.61	74.58	74.18	44.63	21.44
Virginia	181	32,616,177.02	3.63	180,199.87	7.832	604	78.14	38.96	95.58	91.81	70.99	61.87	20.55
Michigan	246	30,547,472.54	3.4	124,176.72	7.772	619	82.81	39.39	93.52	92.18	54.07	71.51	7.47
Illinois	183	29,302,556.25	3.26	160,123.26	7.871	601	82.03	40.64	95.78	81.45	67.65	65.69	10.3
Pennsylvania	183	23,033,170.96	2.57	125,864.32	7.503	625	81.11	39.75	95.02	94.8	55.53	72.21	5.67
Georgia	159	21,098,168.45	2.35	132,692.88	7.81	616	83.92	40.87	84.23	92.71	58.17	74.91	11.61
Connecticut	108	19,602,594.46	2.18	181,505.50	7.434	614	76.97	40.94	91.58	81.8	57	57.48	8.21
Maryland	84	18,915,440.08	2.11	225,183.81	7.716	602	77.26	39.2	97.99	93.93	86.28	57.27	20.57
Ohio	166	18,865,081.35	2.1	113,645.07	7.732	617	83.62	37.51	91.52	91.91	56.37	76.51	8.6
Colorado	97	16,117,246.05	1.8	166,157.18	7.342	619	83.58	40.06	95.48	91.33	50.43	72.74	34.65
Other	1277	186,709,525.34	20.79	146,209.50	7.639	619	80.53	39.52	91.3	88.82	57.68	66.93	15.59
Total:	**5019**	**897,874,629.65**	**100**	**178,895.12**	**7.452**	**621**	**79.36**	**40.38**	**91.97**	**84.94**	**60.26**	**57.98**	**22.31**

11. California Breakdown

California Breakdown	Number Loans	Aggregate Current Principal Balance	Percent Balance	WA Loan Balance	WA Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. DTI	% Primary	% SFR - PUD	% Cashout Refi	% Full Doc	% IO
North	214	60,602,269.10	39.03	283,188.17	6.806	637	79.21	42	94.47	87.79	63.42	58.81	53.13
South	335	94,660,278.04	60.97	282,567.99	6.926	632	76.11	43	94.7	86.94	72.07	45.02	54.05
Total:	**549**	**155,262,547.14**	**100**	**282,809.74**	**6.88**	**634**	**77.32**	**42**	**94.61**	**87.27**	**68.69**	**50.4**	**53.69**

12. Product Type

Product Type	Number Loans	Aggregate Current Principal Balance	Percent Balance	WA Loan Balance	WA Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. DTI	% Primary	% SFR - PUD	% Cashout Refi	% Full Doc	% IO
2/28 ARM	3252	536,665,182.22	59.77	165,026.19	7.761	607	79.97	40.14	89.6	84.73	52.2	60.67	0
2/28 ARM with 5yr IO	602	176,341,430.20	19.64	292,925.96	6.72	640	80.74	41.32	99.19	85.21	77.15	46.98	100
3/27 ARM	152	25,769,757.23	2.87	169,537.88	7.283	635	78.98	39.45	88.61	81.93	51.03	55.98	0
3/27 ARM with 5yr IO	60	17,120,968.24	1.91	285,349.44	6.414	651	76.46	42.66	96.85	89.06	82.12	61.27	100
Fixed	920	137,868,310.83	15.35	149,856.86	7.344	647	75.88	39.94	92	85.13	68.34	60.79	4.71
Other	33	4,108,982.93	0.46	124,514.63	7.599	603	72.94	42.03	91.74	95.94	84.71	83.82	7.82
Total:	**5019**	**897,874,629.65**	**100**	**178,895.12**	**7.452**	**621**	**79.36**	**40.38**	**91.97**	**84.94**	**60.26**	**57.98**	**22.31**

13. Lien Position

Lien Position	Number Loans	Aggregate Current Principal Balance	Percent Balance	WA Loan Balance	WA Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. DTI	% Primary	% SFR - PUD	% Cashout Refi	% Full Doc	% IO
1	4899	888,947,563.88	99.01	181,454.90	7.423	621	79.22	40	91.89	84.98	60.46	57.93	22.53
2	120	8,927,065.77	0.99	74,392.21	10.363	622	94.16	45	100	80.41	40.76	63.56	0
Total:	**5019**	**897,874,629.65**	**100**	**178,895.12**	**7.452**	**621**	**79.36**	**40**	**91.97**	**84.94**	**60.26**	**57.98**	**22.31**

14. Prepayment Term

	Number	Aggregate Current Principal	Percent	WA	WA	W.A. FICO Score	W.A. Combined LTV	W.A. DTI	% Primary	% SFR - PUD	% Cashout Refi	% Full Doc	% IO

0	1442	267,640,493.38	29.81	185,603.67	7.678	617	78.57	40.47	92.71	80.21	71.68	52.65	15.15
12	234	66,231,891.16	7.38	283,042.27	7.125	645	78.6	40.7	85.17	59.74	50.4	41.64	22.77
24	2654	451,653,494.17	50.3	170,178.41	7.441	615	80.79	40.38	92.66	89.5	53.51	62.76	28.37
30	4	854,200.00	0.1	213,550.00	7.897	643	82.21	43.81	100	100	22.13	55.87	0
36	685	111,494,550.94	12.42	162,765.77	7.145	642	75.93	39.98	91.39	92.68	66.35	61.17	14.81
Total:	**5019**	**897,874,629.65**	**100**	**178,895.12**	**7.452**	**621**	**79.36**	**40.38**	**91.97**	**84.94**	**60.26**	**57.98**	**22.31**

15. Index

Index	Number Loans	Aggregate Current Principal Balance	Percent Balance	WA Loan Balance	WA Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. DTI	% Primary	% SFR - PUD	% Cashout Refi	% Full Doc	% IO
6ML	4099	760,006,318.82	84.65	185,412.62	7.472	617	80	40.46	91.97	84.9	58.8	57.48	25.5
FIX	920	137,868,310.83	15.35	149,856.86	7.344	647	75.88	39.94	92	85.13	68.34	60.79	4.71
Total:	**5019**	**897,874,629.65**	**100**	**178,895.12**	**7.452**	**621**	**79.36**	**40.38**	**91.97**	**84.94**	**60.26**	**57.98**	**22.31**

16. Credit Score (IO Only)

Credit Score (IO Only)	Number Loans	Aggregate Current Principal Balance	Percent Balance	WA Loan Balance	WA Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. DTI	% Primary	% SFR - PUD	% Cashout Refi	% Full Doc	LTV > 80
501 - 520	3	1,336,575.00	0.67	445,525.00	7.479	515	84.85	45.74	100	100	100	100	100
521 - 540	1	214,200.00	0.11	214,200.00	8.65	522	90	27.71	100	100	100	100	100
541 - 560	8	1,649,862.00	0.82	206,232.75	7.567	554	80.32	39.61	100	100	64.2	72.49	70.14
561 - 580	20	4,773,812.20	2.38	238,690.61	7.323	575	77.9	43.93	100	91.97	84.37	73.85	65.78
581 - 600	94	27,258,441.00	13.61	289,983.41	6.941	590	77.13	41.19	99.49	98.04	86.28	64.45	48.87
601 - 620	112	31,356,246.29	15.66	279,966.48	6.898	610	79.73	41.65	98.95	92.34	84.51	62.84	62.16
621 - 640	139	37,919,448.01	18.93	272,801.78	6.738	631	81.67	41.44	100	84.22	85.04	51.51	76.87
641 - 660	121	39,302,136.00	19.62	324,811.04	6.673	649	79.52	40.46	100	86.16	78.92	38.48	69.75
661 - 680	73	21,006,122.74	10.49	287,755.11	6.482	671	81.93	42.04	100	74.52	68.23	38.21	85.34
681 - 700	51	16,803,891.00	8.39	329,488.06	6.284	689	80.79	41.89	96.22	85.81	76.71	33.18	75.62
701 - 750	49	14,555,652.20	7.27	297,054.13	6.287	720	82.22	41.14	95.39	71.87	58.32	28.87	80.53
over 751	16	4,104,800.00	2.05	256,550.00	6.083	770	79.9	42.51	95.24	47.23	33.23	42.69	85.97
Total:	**687**	**200,281,186.44**	**100**	**291,530.11**	**6.694**	**641**	**80.21**	**41.41**	**99.02**	**85.65**	**78.18**	**48.81**	**70.45**

17. Current Balance

Current Balance	Number Loans	Aggregate Current Principal Balance	Percent Balance	WA Loan Balance	WA Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. DTI	% Primary	% SFR - PUD	% Cashout Refi	% Full Doc	LTV > 80
50001 - 75000	1	62,080.00	0.03	62,080.00	6.8	737	80	31.78	100	0	0	100	100
75001 - 100000	16	1,511,132.15	0.75	94,445.76	7.25	639	80.67	37.72	93.69	69.06	38.51	80.93	87.16
100001 - 500000	608	156,288,245.89	78.03	257,053.04	6.709	642	80.54	41.7	99.15	83.41	77.27	52.88	74.12
500001 - 600000	28	15,177,838.40	7.58	542,065.66	6.524	652	85.39	43.02	96.44	89.17	71.53	31.93	89.17
600001 - 700000	17	10,884,740.00	5.43	640,278.82	6.686	632	80.13	40.53	100	94.09	82.31	41.18	59.19
over 700001	17	16,357,150.00	8.17	962,185.29	6.667	633	72.29	38.18	100	100	94.27	27.49	23.85
Total:	**687**	**200,281,186.44**	**100**	**291,530.11**	**6.694**	**641**	**80.21**	**41.41**	**99.02**	**85.65**	**78.18**	**48.81**	**70.45**
Lowest: $62,080.00													
Highest: $1,280,000.00													

0	1,007,868.19	340,000.00	767,286.65	743,851.50	1,092,461.95	2,289,799.01	157,250.00	408,544.27	697,247.65	157,202.16	310,000.00		
1 - 500	170,000.00	190,000.00	226,846.37	0	52,125.00	115,200.00	0	0	0	0	0		
501 - 550	6,702,659.19	3,870,681.70	8,404,282.80	14,007,183.73	20,283,040.09	33,951,421.84	10,166,324.80	8,580,114.59	10,368,934.04	0	324,478.74		
551 - 600	11,586,618.68	7,339,879.64	9,584,968.52	14,859,503.41	23,519,367.32	79,564,299.51	20,257,752.62	23,073,763.59	19,694,992.55	242,150.00	2,162,658.97		
601 - 625	4,838,575.00	2,061,807.57	5,251,970.24	7,295,479.54	16,140,129.17	53,562,360.01	18,294,506.82	18,991,879.45	15,245,452.68	1,048,200.00	1,936,913.97		
626 - 650	7,028,995.46	1,357,823.40	5,499,784.48	8,394,695.40	9,290,039.01	59,409,255.75	14,405,350.66	28,153,741.03	13,048,448.64	132,148.17	2,692,076.22		
651 - 675	4,486,691.56	1,997,037.28	4,007,499.00	6,246,000.00	3,744,822.36	48,628,181.78	12,958,035.47	12,947,895.93	12,549,540.64	386,600.00	1,355,117.87		
676 - 700	1,808,727.00	410,000.00	2,433,000.00	3,777,088.87	3,584,129.59	37,042,872.07	3,116,350.75	12,092,594.64	8,247,351.09	392,192.43	1,197,908.77		
701 - 725	1,266,911.20	171,000.00	1,093,043.49	1,267,200.00	2,451,550.00	14,377,822.76	2,217,468.53	10,138,001.97	5,265,664.60	269,000.00	225,769.99		
726 - 750	570,913.78	354,000.00	54,600.00	333,000.00	390,000.00	10,798,022.09	2,522,766.00	4,077,450.53	3,502,918.89	0	261,616.97		
751 - 799	434,000.00	0	251,306.92	867,200.00	1,300,750.00	7,959,948.17	1,859,375.00	3,921,849.84	2,956,020.35	0	207,000.00		
over 801	102,000.00	236,000.00	683,929.72	571,500.00	155,000.00	0.00	0.00	0.00	0.00	0.00	0.00		
Total:	**40,003,960.06**	**18,328,229.59**	**38,258,518.19**	**58,362,702.45**	**82,003,414.49**	**347,699,182.99**	**85,955,180.65**	**122,385,835.84**	**91,576,571.13**	**2,627,492.76**	**10,673,541.50**	897,874,629.65	
800 - 800	0	125,000.00	54,929.72	0	0	0	0	0	0	0	0		
over 801	102,000.00	111,000.00	629,000.00	571,500.00	155,000.00	0	0	0	0	0	0		

1 ARM
2 Owner occupied
3 Purchase
4 Full doc
5 First lien
6 Exc 1-
7 Non-owner occupied
8 Refinancing
9 Limited doc
10 Second lien

1 ARM — Owner occupied, Purchase, Full doc, First lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500	1%										
2	501-525	2%										
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

2 ARM — Owner occupied, Refinancing, Full doc, First lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

3 ARM — Owner occupied, Purchase, Limited doc, First lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

4 ARM — Owner occupied, Refinancing, Limited doc, First lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

First liens (excl. multifamily)

		CLTV (excl. SS)										
	State	<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1												
2												
3												
4												
5												
6												
7												
8												
9												
10												
11												
12												
13												
14												
15												
16												
17												
18												
19												
20												
21												
22												
23												
24												
25												
26												
27												
28												
29												
30												
31												
32												
33												
34												
35												
36												
37												
38												
39												
40												
41												
42												
43												
44												
45												
46												
47												
48												
49												
50												



5 ARM / Owner occupied / Purchase / Full doc / Second lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

6 ARM / Owner occupied / Refinancing / Full doc / Second lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

7 ARM / Owner occupied / Purchase / Limited doc / Second lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

8 ARM / Owner occupied / Refinancing / Limited doc / Second lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

Second liens

	CLTV (excl. SS)										
Start LTV	<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
<55											
56-60											
61-65											
66-70											
71-75											
76-80											
81-85											
86-90											
91-95											
96-100											
>100											

First liens - multi family

		CLTV (excl. SS)										
	State	<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1												
2												
3												
4												
5												
6												
7												
8												
9												
10												
11												
12												
13												
14												
15												
16												
17												
18												
19												
20												
21												
22												
23												
24												
25												
26												
27												
28												
29												

9 ARM — Non-owner occupied, Purchase, Full doc, First lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

10 ARM — Non-owner occupied, Refinancing, Full doc, First lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

11 ARM — Non-owner occupied, Purchase, Limited doc, First lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

12 ARM — Non-owner occupied, Refinancing, Limited doc, First lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

13 ARM
Non-owner occupied
Purchase
Full doc
Second lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

14 ARM
Non-owner occupied
Refinancing
Full doc
Second lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

15 ARM
Non-owner occupied
Purchase
Limited doc
Second lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

16 ARM
Non-owner occupied
Refinancing
Limited doc
Second lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

			1	2	3	4	5	6	7	8	9	10	11
17 Fixed Owner occupied Purchase Full doc First lien			<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
	1	<500											
	2	501-525											
	3	526-550											
	4	551-575											
	5	576-600											
	6	601-625											
	7	626-650											
	8	651-675											
	9	676-700											
	10	>700											

			1	2	3	4	5	6	7	8	9	10	11
18 Fixed Owner occupied Refinancing Full doc First lien			<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
	1	<500											
	2	501-525											
	3	526-550											
	4	551-575											
	5	576-600											
	6	601-625											
	7	626-650											
	8	651-675											
	9	676-700											
	10	>700											

			1	2	3	4	5	6	7	8	9	10	11
19 Fixed Owner occupied Purchase Limited doc First lien			<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
	1	<500											
	2	501-525											
	3	526-550											
	4	551-575											
	5	576-600											
	6	601-625											
	7	626-650											
	8	651-675											
	9	676-700											
	10	>700											

			1	2	3	4	5	6	7	8	9	10	11
20 Fixed Owner occupied Refinancing Limited doc First lien			<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
	1	<500											
	2	501-525											
	3	526-550											
	4	551-575											
	5	576-600											
	6	601-625											
	7	626-650											
	8	651-675											
	9	676-700											
	10	>700											

21			1	2	3	4	5	6	7	8	9	10	11
Fixed			<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
Owner occupied	1	<500											
Purchase	2	501-525											
Full doc	3	526-550											
Second lien	4	551-575											
	5	576-600											
	6	601-625											
	7	626-650											
	8	651-675											
	9	676-700											
	10	>700											

22			1	2	3	4	5	6	7	8	9	10	11
Fixed			<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
Owner occupied	1	<500											
Refinancing	2	501-525											
Full doc	3	526-550											
Second lien	4	551-575											
	5	576-600											
	6	601-625											
	7	626-650											
	8	651-675											
	9	676-700											
	10	>700											

23			1	2	3	4	5	6	7	8	9	10	11
Fixed			<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
Owner occupied	1	<500											
Purchase	2	501-525											
Limited doc	3	526-550											
Second lien	4	551-575											
	5	576-600											
	6	601-625											
	7	626-650											
	8	651-675											
	9	676-700											
	10	>700											

24			1	2	3	4	5	6	7	8	9	10	11
Fixed			<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
Owner occupied	1	<500											
Refinancing	2	501-525											
Limited doc	3	526-550											
Second lien	4	551-575											
	5	576-600											
	6	601-625											
	7	626-650											
	8	651-675											
	9	676-700											
	10	>700											

#	Description			1	2	3	4	5	6	7	8	9	10	11
25	Fixed			<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
	Non-owner occupied	1	<500											
	Purchase	2	501-525											
	Full doc	3	526-550											
	First lien	4	551-575											
		5	576-600											
		6	601-625											
		7	626-650											
		8	651-675											
		9	676-700											
		10	>700											

#	Description			1	2	3	4	5	6	7	8	9	10	11
26	Fixed			<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
	Non-owner occupied	1	<500											
	Refinancing	2	501-525											
	Full doc	3	526-550											
	First lien	4	551-575											
		5	576-600											
		6	601-625											
		7	626-650											
		8	651-675											
		9	676-700											
		10	>700											

#	Description			1	2	3	4	5	6	7	8	9	10	11
27	Fixed			<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
	Non-owner occupied	1	<500											
	Purchase	2	501-525											
	Limited doc	3	526-550											
	First lien	4	551-575											
		5	576-600											
		6	601-625											
		7	626-650											
		8	651-675											
		9	676-700											
		10	>700											

#	Description			1	2	3	4	5	6	7	8	9	10	11
28	Fixed			<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
	Non-owner occupied	1	<500											
	Refinancing	2	501-525											
	Limited doc	3	526-550											
	First lien	4	551-575											
		5	576-600											
		6	601-625											
		7	626-650											
		8	651-675											
		9	676-700											
		10	>700											

29	Fixed, Non-owner occupied, Purchase, Full doc, Second lien	1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

30	Fixed, Non-owner occupied, Refinancing, Full doc, Second lien	1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

31	Fixed, Non-owner occupied, Purchase, Limited doc, Second lien	1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

32	Fixed, Non-owner occupied, Refinancing, Limited doc, Second lien	1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

Banc of America Securities

Fortress

Deal Name: OOMLT 2005-3

Fixed-1st Lien

Wtd. Avg. Original Credit Score	Wtd. Avg. CLTV	Number of Home Equity Loans	Statistical Calculation Date of Loan Balance
<= 590	<= 77.49	76	9,725,598.43
	77.50 - 82.49	45	5,370,493.46
	82.50 - 87.49	7	1,400,823.23
	87.50 - 92.49	11	1,497,562.64
	92.50 - 97.49	5	558,465.00
	97.50 >=	0	0.00
591 - 615	<= 77.49	53	8,043,703.48
	77.50 - 82.49	35	4,210,145.12
	82.50 - 87.49	10	1,848,945.31
	87.50 - 92.49	8	1,905,201.94
	92.50 - 97.49	7	778,454.07
	97.50 >=	1	167,900.00
616 - 640	<= 77.49	74	12,181,291.25
	77.50 - 82.49	49	6,422,102.24
	82.50 - 87.49	8	1,299,375.00
	87.50 - 92.49	11	1,490,654.60
	92.50 - 97.49	9	1,700,305.00
	97.50 >=	2	317,000.00
641 - 665	<= 77.49	64	10,256,481.05
	77.50 - 82.49	52	10,170,296.79
	82.50 - 87.49	5	702,637.50
	87.50 - 92.49	21	2,864,272.72
	92.50 - 97.49	5	863,598.00
	97.50 >=	3	560,100.00
666 - 690	<= 77.49	38	6,464,753.06
	77.50 - 82.49	33	6,489,871.39
	82.50 - 87.49	6	949,450.00
	87.50 - 92.49	17	1,918,621.56
	92.50 - 97.49	7	958,868.63
	97.50 >=	0	0.00
691 >=	<= 77.49	48	9,454,529.72
	77.50 - 82.49	43	8,606,349.41
	82.50 - 87.49	15	3,542,252.41
	87.50 - 92.49	22	5,212,056.65
	92.50 - 97.49	9	949,180.09
	97.50 >=	1	81,905.31
Grand Total:		800	128,941,245.06

Fixed-2nd Lien

Wtd. Avg. Original Credit Score	Wtd. Avg. CLTV	Number of Home Equity Loans	Statistical Calculation Date of Loan Balance
<= 590	<= 77.49	5	391,798.56
	77.50 - 82.49	3	353,520.23
	82.50 - 87.49	1	54,676.00
	87.50 - 92.49	0	0.00
	92.50 - 97.49	0	0.00
	97.50 >=	31	2,059,072.91
591 - 615	<= 77.49	1	82,750.00
	77.50 - 82.49	1	121,500.00
	82.50 - 87.49	2	205,400.00
	87.50 - 92.49	0	0.00
	92.50 - 97.49	0	0.00
	97.50 >=	9	678,649.26
616 - 640	<= 77.49	1	90,000.00
	77.50 - 82.49	0	0.00
	82.50 - 87.49	0	0.00
	87.50 - 92.49	0	0.00
	92.50 - 97.49	2	111,898.95
	97.50 >=	20	1,439,294.95
641 - 665	<= 77.49	1	91,840.06
	77.50 - 82.49	0	0.00
	82.50 - 87.49	0	0.00
	87.50 - 92.49	0	0.00
	92.50 - 97.49	3	187,858.59
	97.50 >=	16	1,128,691.08
666 - 690	<= 77.49	2	388,315.00
	77.50 - 82.49	0	0.00
	82.50 - 87.49	0	0.00
	87.50 - 92.49	0	0.00
	92.50 - 97.49	1	52,500.00
	97.50 >=	9	660,415.34
691 >=	<= 77.49	0	0.00
	77.50 - 82.49	0	0.00
	82.50 - 87.49	0	0.00
	87.50 - 92.49	0	0.00
	92.50 - 97.49	0	0.00
	97.50 >=	11	828,884.84
Grand Total:		120	8,927,065.77

ARM- 2/28 & 6MO

Wtd. Avg. Original Credit Score	Wtd. Avg. CLTV	Number of Home Equity Loans	Statistical Calculation Date of Loan Balance
<= 590	<= 77.49	562	101,003,049.32
	77.50 - 82.49	573	82,328,496.90
	82.50 - 87.49	129	22,129,637.75
	87.50 - 92.49	149	25,448,726.31
	92.50 - 97.49	132	21,780,638.86
	97.50 >=	5	901,410.55
591 - 615	<= 77.49	122	28,174,254.19
	77.50 - 82.49	317	47,125,345.56
	82.50 - 87.49	72	14,190,939.70
	87.50 - 92.49	65	14,519,419.50
	92.50 - 97.49	70	11,317,298.25
	97.50 >=	7	799,600.00
616 - 640	<= 77.49	93	21,320,621.17
	77.50 - 82.49	279	45,785,233.83
	82.50 - 87.49	54	13,105,147.07
	87.50 - 92.49	100	21,028,594.12
	92.50 - 97.49	66	12,426,984.96
	97.50 >=	9	1,489,874.33
641 - 665	<= 77.49	64	16,100,096.48
	77.50 - 82.49	239	43,798,819.20
	82.50 - 87.49	45	11,755,897.33
	87.50 - 92.49	66	15,734,481.48
	92.50 - 97.49	45	9,281,557.62
	97.50 >=	1	130,000.00
666 - 690	<= 77.49	31	6,258,385.29
	77.50 - 82.49	154	29,906,731.07
	82.50 - 87.49	27	5,828,586.89
	87.50 - 92.49	38	9,887,694.02
	92.50 - 97.49	37	8,413,577.66
	97.50 >=	6	1,050,114.96
691 >=	<= 77.49	39	7,954,096.10
	77.50 - 82.49	136	31,524,060.05
	82.50 - 87.49	16	3,412,618.53
	87.50 - 92.49	61	16,999,595.95
	92.50 - 97.49	54	11,876,958.60
	97.50 >=	3	580,900.00
Grand Total:		3866	715,169,423.60

ARM- 3/27

Wtd. Avg. Original Credit Score	Wtd. Avg. CLTV	Number of Home Equity Loans	Statistical Calculation Date of Loan Balance
<= 590	<= 77.49	26	4,601,686.38
	77.50 - 82.49	18	2,723,643.72
	82.50 - 87.49	1	99,450.00
	87.50 - 92.49	7	1,136,750.00
	92.50 - 97.49	3	455,050.00
	97.50 >=	0	0.00
591 - 615	<= 77.49	10	1,675,250.00
	77.50 - 82.49	7	829,394.29
	82.50 - 87.49	3	334,166.71
	87.50 - 92.49	5	840,800.00
	92.50 - 97.49	1	285,000.00
	97.50 >=	0	0.00
616 - 640	<= 77.49	9	1,579,824.30
	77.50 - 82.49	12	2,226,360.44
	82.50 - 87.49	5	1,116,538.42
	87.50 - 92.49	6	1,570,790.41
	92.50 - 97.49	2	394,249.00
	97.50 >=	0	0.00
641 - 665	<= 77.49	8	2,568,300.00
	77.50 - 82.49	18	3,794,409.33
	82.50 - 87.49	7	1,255,450.00
	87.50 - 92.49	9	1,471,004.34
	92.50 - 97.49	1	313,500.00
	97.50 >=	0	0.00
666 - 690	<= 77.49	4	758,940.00
	77.50 - 82.49	13	2,997,336.00
	82.50 - 87.49	2	471,325.00
	87.50 - 92.49	2	834,000.00
	92.50 - 97.49	4	951,910.77
	97.50 >=	0	0.00
691 >=	<= 77.49	5	1,656,750.00
	77.50 - 82.49	16	4,707,598.00
	82.50 - 87.49	2	468,975.36
	87.50 - 92.49	2	478,791.00
	92.50 - 97.49	2	292,600.00
	97.50 >=	0	0.00
Grand Total:		212	42,890,723.47

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "Material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3

Banc of America Securities

		% of pool	w.a. LTV	LTV above 80%	LTV above 90%	% full doc	% owner occ	wac	% below 100k	% above 500k	% IO	w.a. DTI **	DTI > 45%
A	FICO below 600*	36.24%	77.27	28.90	9.99	71.57	96.01	8.212	14.52	9.53	10.41	40.39	35.74
	FICO below 580*	24.40%	76.58	27.50	8.99	69.19	95.26	8.527	14.71	8.94	3.32	40.40	35.39
	FICO below 560*	18.04%	75.75	25.19	8.98	67.09	95.42	8.781	14.40	10.20	2.01	40.34	35.00

		% of pool	w.a. LTV	FICO <600*	FICO < 575*	% full doc	% owner occ	wac	% below 100k	% above 500k	% IO	w.a. DTI **	DTI > 45%	LTV above 80%	LTV above 90%
B	LTV above 85%	25.31%	92.25	28.04	15.51	62.51	87.58	7.747	9.91	9.80	23.26	41.24	35.00	100.00	46.15
	LTV above 90%	11.68%	95.26	31.00	16.67	72.23	91.16	7.949	13.92	6.91	20.94	41.28	35.91	100.00	100.00
	LTV above 95%	1.48%	99.66	20.52	8.83	77.11	94.57	9.109	49.40	0.00	2.89	43.51	47.41	100.00	100.00

		% of pool	w.a. LTV	FICO <600*	FICO < 575*	% full doc	% owner occ	wac	% below 100k	% above 500k	% IO	w.a. DTI **	DTI > 45%	LTV above 80%	LTV above 90%
C	DTI > 40%	53.83%	80.14	35.89	21.07	59.90	93.17	7.408	8.74	12.11	25.35	47.50	64.12	36.14	11.98
	DTI > 45%	34.51%	79.95	37.53	21.58	65.39	92.59	7.412	8.50	11.58	25.51	50.26	100.00	35.23	12.15
	DTI > 50%	15.22%	79.35	41.81	23.41	74.42	92.14	7.426	8.18	13.07	23.28	53.64	100.00	34.29	14.56

D		% of pool	w.a. LTV	FICO <600*	FICO < 575*	% full doc	% owner occ	wac	% below 100k	% above 500k	% IO	w.a. DTI **	DTI > 45%	LTV > 80%	LTV > 90%
	Non Owner Occ	6.43%	81.00	18.88	13.96	30.76	0.00	7.991	16.66	11.89	1.62	39.59	30.56	52.60	10.41
	Reduced Docs	42.02%	78.01	24.52	16.22	0.00	87.47	7.411	6.27	15.83	27.18	39.79	28.43	32.00	7.72
	Loans below 100k	11.09%	78.60	47.45	28.35	76.24	89.56	8.586	100.00	0.00	1.18	37.25	28.46	28.97	14.66
	IO Loans	22.31%	80.21	16.92	2.47	48.81	99.02	6.694	0.59	21.18	100.00	41.41	39.47	38.86	10.96

Banc of America Securities

OOMLT 2005-3

H What are top 10 cities and average strats for each

Top 10 Cities of Overall Pool	Loans	Balance ($)	% Balance	Rate (%)	Remaing Term (months)	w.a. LTV	FICO Score*
BROOKLYN	30	10,290,263.56	1.15	7.494	355	78.14	637
MIAMI	40	7,774,299.01	0.87	7.307	360	81.49	641
LOS ANGELES	28	7,342,363.78	0.82	6.921	360	77.99	662
CHICAGO	41	6,912,118.45	0.77	7.821	357	78.84	616
HOUSTON	63	6,618,859.92	0.74	8.147	351	77.44	591
SACRAMENTO	21	6,545,993.20	0.73	6.978	359	79.74	631
LAS VEGAS	29	5,849,498.07	0.65	7.092	359	78.52	645
SAN DIEGO	15	5,688,059.36	0.63	6.567	359	78.80	654
BRONX	14	5,032,602.57	0.56	7.375	359	83.22	665
SAN JOSE	9	4,541,429.00	0.51	6.260	360	81.73	679
Other	4729	831,279,142.73	92.58	7.468	358	79.36	620
Total:	5019	897,874,629.65	100	7.452	358	79.36	621

I What % of pool are LTV above 90% and stated doc, IO, FICO below 600 or NOO?

LTV > 90	Loans	Balance ($)	% of Balance	Rate (%)	% Reduced Doctype	% IO Loans	% non-owner Occupied	% Fico Less Than 600 *
LTV > 90	638	104,877,605.39	11.68%	7.949	27.77	20.94	5.73	31.00

J What is max LTv to stated income and minimum FICO for stated income?

Max LTV for Stated Documentation:	100.00
Min Fico for Stated Documentation *:	500

K What is min FICO for loans above 90% LTV

Min Fico for ltv greater than 90 *:	503

L Seasoning hisotry - any over 3m? 70 loans, totalling $14,034,514.43

* There are 72 loans, or 0.89% of the pool, for which FICO scores are not available. These are excluded from FICO calculations.

** There are 137 loans, or 3.42% of the pool balance, for which DTI are not available. These are excluded from DTI calculations

[illegible]

Dynamic Credit Collateral Analysis

Deal Name Here: OOMLT 2005-3

I. FICO and LTV

FICO Low	FICO High	LTV	Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% With Seconds
500	524	> 65%	4.82%	165,966.22	514	41.08	78.96	9.072	82.79	8.75	97.92	1.51	3.56	70.19	0.35	0.00	0	3.58	4.25
525	574	> 65%	13.44%	162,401.19	552	40.08	81.11	8.443	78.96	12.50	94.70	4.57	6.75	70.93	0.77	0.00	0	2.56	5.93
575	599	> 65%	12.63%	157,926.60	587	41.07	82.17	7.696	78.78	14.23	97.01	2.30	3.46	80.25	0.00	0.00	0	21.12	30.22
600	619	> 70%	10.80%	179,271.77	609	41.48	83.09	7.442	76.50	12.71	92.50	4.86	5.50	68.45	0.12	0.00	0	28.17	27.56
620	639	> 70%	11.23%	178,779.37	629	40.46	84.35	7.232	70.16	12.88	92.05	6.36	9.14	59.98	1.10	0.00	0	31.53	28.84
640	659	> 70%	10.71%	195,809.37	649	40.79	83.8	7.05	76.17	8.07	92.82	6.64	10.88	52.67	0.00	0.28	0	36.03	31.39
660	679	> 80%	3.12%	202,745.96	669	41.1	90.09	7.123	68.26	5.40	79.75	18.01	17.94	45.74	0.41	2.17	0	31.60	0
680	699	> 80%	2.20%	189,893.08	689	42.12	91.29	7.26	57.02	11.80	80.78	17.59	22.96	37.75	0.48	7.50	0	23.22	0
700	724	> 80%	2.14%	239,892.85	711	42.18	91.04	7.135	58.63	0.00	69.79	28.74	29.89	28.38	3.12	2.53	0	20.55	0
725	749	> 80%	1.13%	221,398.79	734	39.85	90.36	7.026	57.21	11.44	63.56	29.39	20.43	26.80	0.00	7.15	0	11.82	0
750	max	> 90%	0.37%	208,970.02	770	39.22	94.53	6.948	57.61	6.31	89.32	4.38	36.08	16.51	13.92	15.14	0	0.00	0

II. LTV and DTI

LTV Low	LTV High	DTI	Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% With Seconds
70.00%	79.99%	> 50%	2.92%	257,119.98	594	53.09	74.67	7.416	70.54	13.84	87.07	5.47	13.36	60.01	0.43	0.00	0	24.18	4.5
80.00%	84.99%	> 50%	5.12%	170,358.25	621	53.87	80.24	7.222	71.57	11.03	95.63	4.19	9.59	80.77	0.71	0.00	0	24.67	67.86
85.00%	89.99%	> 50%	1.18%	215,681.67	629	52.65	86.64	7.446	68.64	8.59	95.34	4.66	12.15	80.42	1.09	0.00	0	31.40	0
90.00%	94.99%	> 50%	1.91%	214,875.85	623	53.75	90.65	7.624	58.62	12.31	84.58	9.51	15.57	77.53	0.00	0.00	0	24.96	0.7
95.00%	99.99%	> 50%	1.49%	199,673.75	618	53.8	95.06	7.818	65.98	14.74	91.20	4.47	12.79	89.51	0.00	0.00	0	19.78	0
100.00%	109.99%	> 50%	0.29%	81,972.20	623	53.92	100	10.314	57.42	23.40	100.00	0.00	19.18	92.76	0.00	0.00	0	0.00	0
110.00%	max	> 50%																	

III. DTI and FICO

DTI Low	DTI High	FICO	Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% With Seconds
20.00%	29.99%	< 550	1.69%	123,319.23	528	25.21	74	9.048	79.95	14.52	92.46	5.90	4.52	69.42	0.00	0.00	0	1.41	7.06
30.00%	34.99%	< 600	4.56%	146,233.66	557	32.59	76.15	8.275	80.66	12.27	96.20	3.80	2.10	69.60	0.38	0.00	0	7.56	9.2
35.00%	39.99%	< 675	13.39%	168,342.43	600	37.62	79.11	7.621	78.82	9.95	95.24	3.99	7.48	59.80	0.70	0.00	0	20.87	18.15
40.00%	44.99%	< 675	15.24%	164,474.04	604	42.54	80.12	7.586	72.78	12.97	96.34	3.12	8.72	56.92	0.00	0.00	0	24.13	21.89
45.00%	49.99%	< 700	17.71%	188,822.25	610	47.62	80.1	7.47	78.28	8.44	93.80	5.27	8.01	60.15	0.77	0.00	0	26.88	24.14
50.00%	54.99%	< 750	11.28%	197,774.35	611	52.34	79.35	7.475	71.11	10.63	92.57	5.21	10.23	72.93	0.22	0.00	0	24.77	23.25
55.00%	max	< 750	3.56%	184,932.37	610	57.85	79.45	7.407	65.46	17.11	91.89	4.68	13.42	81.40	1.02	0.00	0	19.02	27.53

Dynamic Credit Collateral Analysis

Deal Name Here OOMLT 2005-3

IV. LIMITED AND STATED DOC

FICO Low	FICO High	Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% CA	% NY	% FL
500	524	1.83%	200,523.64	513	40.78	72.18	9.269	82.14	8.51	94.76	3.73	5.35	0.00	0.91	0.00	0	0.00	11.13	3.96	12.05
525	574	4.98%	194,587.53	552	39.87	71.2	8.605	72.17	10.22	87.25	11.82	13.63	0.00	2.07	0.00	0	2.25	15.40	10.83	14.09
575	599	3.49%	204,522.17	588	38.97	71.4	7.619	84.77	7.38	95.17	4.32	6.07	0.00	0.00	0.00	0	32.72	15.08	6.86	13.32
600	619	4.04%	223,762.20	610	40.59	78.74	7.535	73.36	15.25	88.18	8.41	8.72	0.00	0.32	0.00	0	32.15	23.11	5.87	13.09
620	639	5.43%	229,886.39	630	40.4	80.57	7.245	74.82	7.14	90.12	8.05	14.61	0.00	2.84	0.00	0	34.89	22.03	12.44	13.56
640	659	6.28%	245,347.10	649	39.95	78.63	7.134	72.90	7.05	89.58	9.63	16.68	0.00	0.00	0.00	0	44.35	26.45	9.44	13.12
660	679	4.95%	197,332.99	669	39.59	79.81	6.98	68.59	8.61	87.78	10.51	13.74	0.00	0.97	0.00	0	29.84	19.37	9.52	12.20
680	699	3.57%	225,427.45	689	38.97	80.7	6.867	67.42	8.71	83.95	12.67	19.25	0.00	2.74	0.00	0	32.16	22.91	12.38	8.25
700	724	3.24%	251,161.16	711	39.38	82.3	6.803	67.97	3.28	76.44	21.93	22.10	0.00	2.05	0.00	0	28.90	19.06	14.45	10.19
725	749	1.53%	245,224.13	735	38.86	82.84	6.674	56.86	8.81	72.80	23.46	19.11	0.00	0.00	0.00	0	23.82	32.29	15.68	8.32
750	max	1.37%	262,103.62	771	40.05	80.94	6.563	47.36	5.69	76.89	15.77	36.19	0.00	3.78	0.00	0	19.10	24.41	20.76	4.79

V. High LTV LOANS

LTV	LTV	Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% CA	% NY	% FL	2/28	3/27	5/25
80.00%	89.99%	45.90%	172,064.72	627.00	40.71	81.52	7.31	73.51	11.37	94.30	4.90	8.08	60.84	0.56	0.89	0.00	23.62	16.42	5.75	10.86	83.73	4.94	0
90.00%	94.99%	12.25%	197,174.54	635.00	40.78	90.41	7.65	68.04	10.22	83.42	13.40	15.31	53.75	1.02	1.59	0.00	24.34	14.06	10.18	11.87	82.32	5.21	0
95.00%	99.99%	8.72%	179,522.77	628.00	40.94	95.11	7.83	76.75	8.97	90.41	7.00	8.96	71.80	1.48	1.18	0.00	21.21	8.83	6.61	11.07	87.91	3.08	0
100.00%	109.99%	1.19%	88,946.18	633.00	44.75	100.00	9.44	68.18	13.33	97.49	2.51	12.66	78.69	0.00	0.00	0.00	3.61	23.02	2.59	5.49	32.85	0	0
110.00%	max																						

VI. IO LOANS

FICO Low	FICO High	Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% CA	% NY	% FL	2 yr IO	3 yr IO	5 yr IO
500	524	0.17%	387,693.75	516.00	43.25	85.57	7.64	82.94	17.06	100.00	0.00	0.00	100.00	0.00	0.00	0.00	100.00	52.88	0.00	0.00	86.19	13.81	0
525	574	0.38%	212,010.89	561.00	40.98	82.71	7.61	72.36	27.64	100.00	0.00	0.00	70.28	0.00	0.00	0.00	100.00	20.93	0.00	22.55	90.75	9.25	0
575	599	3.22%	280,926.61	589.00	41.26	76.77	6.93	84.12	13.22	99.52	0.48	1.96	64.62	0.00	0.00	0.00	100.00	36.41	6.97	8.86	88.58	9.26	0
600	619	3.54%	286,218.89	609.00	42.01	79.35	6.94	79.49	12.48	98.96	1.04	2.83	63.32	0.00	0.00	0.00	100.00	36.19	6.39	13.08	92.55	3.02	0
620	639	3.91%	270,079.59	630.00	41.05	81.78	6.78	70.08	12.88	100.00	0.00	5.87	51.57	1.22	0.00	0.00	100.00	37.42	6.83	9.18	93.7	2.85	0
640	659	4.65%	323,875.09	648.00	40.74	79.78	6.65	82.28	5.21	100.00	0.00	7.39	40.09	0.00	0.00	0.00	100.00	42.66	6.41	13.85	84.59	10.33	0
660	679	2.34%	283,929.92	669.00	42.01	81.64	6.49	61.61	15.12	100.00	0.00	10.38	36.94	0.86	0.00	0.00	100.00	40.86	8.24	6.65	80.94	13.89	0
680	699	1.82%	314,024.03	687.00	42.22	80.98	6.32	70.65	13.10	96.11	0.58	10.70	36.95	0.58	0.00	0.00	100.00	52.14	7.47	6.20	79.51	18.95	0
700	724	1.31%	368,027.26	710.00	41.60	82.54	6.29	79.38	2.43	94.30	3.15	12.12	28.50	0.00	0.00	0.00	100.00	47.74	3.23	0.93	93.62	5.4	0
725	749	0.50%	226,028.50	737.00	39.56	81.36	6.27	47.87	0.00	100.00	0.00	16.01	27.63	0.00	0.00	0.00	100.00	71.38	7.25	0.00	87.94	12.06	0
750	max	0.46%	258,550.00	770.00	42.51	79.90	6.08	43.62	3.61	95.24	0.00	19.45	42.69	0.00	0.00	0.00	100.00	70.33	0.00	0.00	89.16	10.84	0

Dynamic Credit Collateral Analysis

Deal Name Here | OOMLT 2005-3

VII. SECOND LIEN LOANS (IF ANY)

FICO Low	FICO High	Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg CLTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% CA	% NY	% FL
500	524	0.29%	284,830.24	517.00	45.17	71.12	8.17	96.20	0.00	100.00	0.00	3.80	94.02	0.00	0.00	0.00	31.99	31.99	0.00	0.00
525	574	0.82%	136,536.94	561.00	40.14	80.18	7.89	67.46	30.15	100.00	0.00	2.39	96.10	0.00	0.00	0.00	7.72	5.59	0.00	2.02
575	599	3.85%	124,480.83	588.00	41.76	79.68	7.63	78.24	16.42	100.00	0.00	1.83	99.07	0.00	0.00	0.00	9.00	6.39	1.26	10.32
600	619	2.99%	142,623.03	609.00	41.86	79.71	7.22	75.59	14.84	99.50	0.00	4.77	97.05	0.00	0.00	0.00	19.82	13.78	0.00	10.59
620	639	3.26%	143,611.15	629.00	41.28	79.88	6.98	65.98	21.28	99.73	0.00	3.07	87.47	0.50	0.00	0.00	26.57	14.19	3.06	12.15
640	659	3.38%	164,753.12	649.00	40.99	79.87	6.89	78.04	6.89	99.16	0.84	5.64	65.42	0.00	0.00	0.00	28.97	17.97	2.32	11.52
660	679	2.54%	172,494.54	669.00	41.16	79.24	6.73	70.75	7.38	100.00	0.00	6.91	45.19	0.79	0.00	0.00	25.33	13.97	7.18	13.22
680	699	2.03%	209,363.04	689.00	41.79	79.92	6.47	67.86	9.54	100.00	0.00	12.98	43.25	2.00	0.00	0.00	35.28	26.95	7.20	4.78
700	724	1.16%	201,049.55	712.00	40.39	80.00	6.30	76.50	7.75	98.78	1.22	5.74	37.92	0.00	0.00	0.00	32.60	31.09	11.29	13.86
725	749	0.59%	211,981.15	735.00	43.43	80.00	6.25	35.14	16.04	100.00	0.00	13.49	30.37	0.00	0.00	0.00	26.76	39.85	7.20	9.90
750	max	0.46%	260,164.00	768.00	43.28	79.81	6.47	25.37	13.51	93.29	0.00	22.39	47.24	0.00	0.00	0.00	53.74	47.01	14.88	3.90

VIII. MANUFACTURED HOME LOANS (IF ANY)

FICO Low	FICO High	Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% CA	% NY	% FL	2/28	3/27	5/25
500	524	0.02%	170,000.00	503.00	40.84	85.00	9.60	0.00	0.00	100.00	0.00	0.00	100.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	100	0	0
525	574	0.00%																					
575	599	0.15%	96,681.82	589.00	37.16	77.60	8.38	0.00	0.00	100.00	0.00	0.00	100.00	0.00	0.00	0.00	0.00	15.58	0.00	10.93	79.85	3.78	0
600	619	0.20%	111,470.99	609.00	38.63	79.64	8.49	0.00	0.00	100.00	0.00	0.00	100.00	0.00	0.00	0.00	0.00	10.87	3.43	14.76	64.55	6.19	0
620	639	0.22%	129,719.69	632.00	41.33	81.30	7.70	0.00	0.00	100.00	0.00	0.00	100.00	0.00	0.00	0.00	0.00	21.60	0.00	0.00	85	10.93	0
640	659	0.15%	170,479.02	649.00	38.13	80.09	7.29	0.00	0.00	100.00	0.00	0.00	100.00	0.00	0.00	0.00	0.00	39.29	0.00	0.00	75.24	14.77	0
660	679	0.06%	116,463.72	673.00	49.21	81.43	7.50	0.00	0.00	100.00	0.00	0.00	56.94	43.06	0.00	0.00	0.00	28.27	0.00	30.67	100	0	0
680	699	0.08%	229,438.02	692.00	50.96	88.18	6.98	0.00	0.00	100.00	0.00	0.00	100.00	0.00	0.00	0.00	0.00	66.57	0.00	15.42	100	0	0
700	724	0.07%	216,176.18	711.00	45.83	83.77	6.62	0.00	0.00	100.00	0.00	0.00	100.00	0.00	0.00	0.00	0.00	77.10	0.00	0.00	47.57	52.43	0
725	749	0.00%																					
750	max	0.01%	59,795.50	786.00	48.50	72.98	8.18	0.00	0.00	100.00	0.00	0.00	100.00	0.00	0.00	0.00	0.00	0.00	0.00	45.93	54.07	0	0

[illegible]

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Banc of America Securities 

Deal Info	
Deal Name	OOMLT 2005-3
Bloomberg Ticker:	OOMLT
Asset Class:	Subprime
Issuer:	Option One
Trustee:	
Lead Manager(s)	Banc of America Securities
Month:	
To Roll	24 months
Remaining Term	358 months
Remaining IO Term	60
Filed Bankruptcy %	0%

Cells in red font are calculations and should be left alone.

Master Servicer:							
Backup Servicer:							
Primary Servicer (s):		%	Name	Originator (s):		%	Name
Option One	1	100.00%		Option One	1	100.00%	
	2				2		
	3				3		
	4				4		
	5				5		
	6				6		
	7				7		
	8				8		
	9				9		
	10				10		

Please fill out complete list of servicers and originators even if it is greater then ten

FICO BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics									
FICO	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only	MI%
N/A	72	7,971,511.38	0.89%	110,715.44	8.540	0	73.86	37.57	99.26	95.45	71.75	66.78	0.00	
500	8	754,171.37	0.08%	94,271.42	9.784	500	59.86	40.21	91.38	100.00	93.37	44.73	0.00	
>500 =<520	244	39,642,173.87	4.42%	162,467.93	9.054	511	75.21	40.87	97.68	91.46	79.89	65.61	3.37	
>520 =<540	308	47,075,775.32	5.24%	152,843.43	8.973	530	76.08	39.80	96.47	90.74	78.96	75.12	0.46	
>540 =<560	351	59,448,129.32	6.62%	169,367.89	8.410	551	76.07	40.22	93.12	90.93	73.83	62.29	2.78	
>560 =<580	504	76,674,556.11	8.54%	152,132.06	8.018	571	78.39	40.69	95.16	91.78	59.90	73.76	6.23	
>580 =<600	639	105,704,441.71	11.77%	165,421.66	7.544	590	78.61	40.41	97.61	92.59	55.97	76.16	25.79	
>600 =<620	647	114,221,759.19	12.72%	176,540.59	7.366	610	80.25	40.97	93.2	89.56	59.27	68.32	27.45	
>620 =<640	649	119,104,141.15	13.27%	183,519.48	7.115	630	80.61	40.41	92.06	83.39	62.31	57.75	31.84	
>640 =<660	561	111,554,566.23	12.42%	198,849.49	6.976	650	79.65	39.81	92.73	83.63	58.16	49.39	35.23	
>660 =<680	399	75,294,403.52	8.39%	188,707.78	6.845	670	80.74	40.43	87.63	78.24	50.06	41.40	27.90	
>680 =<700	265	57,314,399.68	6.38%	216,280.75	6.709	690	81.42	40.17	86.66	75.97	54.08	36.47	29.32	
>700 =<750	284	61,608,720.80	6.86%	216,932.12	6.703	721	82.50	40.40	79.06	69.54	47.07	30.94	23.63	
>750	88	21,505,880.00	2.40%	244,385.00	6.608	772	80.85	41.11	82.18	59.50	57.36	30.02	19.09	
TOTAL	5,019	897,874,630	100.00%	178,895.12	7.452	621	79.36	40.38	91.97	84.94	60.26	57.98	22.31	

FICO Mean*:	615	Median*:	613	Standard Deviation*:	58

* There are 72 loans, or 0.89% of the pool, for which FICO scores are not available. These are excluded from FICO calculations.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

LTV BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics									
LTV	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only	MI%
=<50	196	26,987,347.02	3.01%	137,690.55	7.302	606	38.54	37.62	89.97	82.53	80.31	47.51	11.95	
>50 =<55.00	68	13,016,613.04	1.45%	191,420.78	7.289	610	52.60	37.03	92.56	86.16	75.71	39.87	20.49	
>55 =<60.00	109	18,328,229.59	2.04%	168,148.90	7.350	597	57.86	38.03	95.02	92.11	82.97	54.72	25.92	
>60 =<65.00	222	38,258,518.19	4.26%	172,335.67	7.405	606	63.37	39.42	95.27	89.60	86.79	50.10	15.92	
>65 =<70.00	281	58,362,702.45	6.50%	207,696.45	7.291	604	68.83	39.17	91.92	86.47	89.49	51.37	20.58	
>70 =<75.00	402	82,003,414.49	9.13%	203,988.59	7.641	594	74.17	40.79	91.43	88.35	74.86	50.26	21.47	
>75 =<80.00	2089	347,699,182.99	38.72%	166,442.88	7.272	628	79.73	40.44	95.14	86.45	42.47	60.32	21.89	
>80 =<85.00	421	85,955,180.65	9.57%	204,169.08	7.446	619	84.47	40.65	89.76	79.54	74.09	58.67	29.04	
>85 =<90.00	593	122,385,835.84	13.63%	206,384.21	7.573	636	89.68	41.21	84.51	79.38	61.22	54.18	25.26	
>90 =<95.00	501	91,576,571.13	10.20%	182,787.57	7.781	629	94.62	40.95	90.67	85.06	60.29	71.52	23.56	
>95 =<99.99	17	2,627,492.76	0.29%	154,558.40	7.757	644	98.28	37.67	82.70	89.68	71.59	70.70	0.00	
=100.00	120	10,673,541.50	1.19%	88,946.18	9.442	633	100.00	44.75	97.49	81.51	38.97	78.69	3.61	
TOTAL	5019	897874629.7	100.00%	178,895.12	7.452	621	79.36	40.38	91.97	84.94	60.26	57.98	22.31	
						CLTV:								
LTV Mean:	79.12%	Median:	80.00%	Standard Deviation:		12.69%		LTV =80:	33.17%		Silent Seconds:		21.38%	

DTI BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
DTI	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
=<20	357	60,985,347.40	6.79%	170,827.30	7.445	640	77.68	16.36	77.48	80.97	61.64	49.21	12.90
>20 =<25	267	37,188,818.34	4.14%	139,283.96	7.730	607	76.12	22.66	94.46	93.39	66.61	70.18	18.00
>25 =<30	441	67,266,023.08	7.49%	152,530.66	7.502	621	78.23	27.68	94.96	90.38	64.37	60.49	22.51
>30 =<35	632	103,165,691.40	11.49%	163,236.85	7.500	618	78.09	32.64	91.58	88.47	62.70	56.14	16.52
>35 =<40	829	145,940,643.08	16.25%	176,044.20	7.473	620	79.73	37.65	92.32	84.57	56.37	52.34	21.24
>40 =<45	891	173,439,501.94	19.32%	194,657.13	7.402	627	80.48	42.55	94.22	82.53	58.44	50.10	25.08
>45 =<50	903	173,205,610.35	19.29%	191,811.31	7.400	620	80.43	47.59	92.94	85.79	59.57	58.27	27.27
>50 =<55	523	104,188,693.53	11.60%	199,213.56	7.437	615	79.38	52.34	92.18	81.08	62.98	72.44	24.32
>55 =<60	146	27,640,043.13	3.08%	189,315.36	7.413	610	79.32	56.57	91.22	81.28	54.90	80.33	18.99
>60	30	4,854,257.40	0.54%	161,808.58	7.265	623	78.87	64.98	96.52	89.77	64.38	83.27	25.26
TOTAL	5,019	897,874,629.65	100.00%	178,895.12	7.452	621	79.36	40.38	91.97	84.94	60.26	57.98	22.31
DTI Mean **:	39.35%	Median **	40.31%	Standard Deviation **:		10.29%							

** There are 137 loans, or 3.42% of the pool balance, for which DTI are not available. These are excluded from DTI calculations

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

PURPOSE BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
Purpose	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
Cashout Refinance	2847	541,074,070.15	60.26%	190,050.60	7.500	614	77.88	40.12	92.72	88.76	100.00	58.81	28.94
Purchase	1927	309,436,551.70	34.46%	160,579.42	7.364	634	82.13	40.81	90.43	79.12	0.00	56.08	10.74
Rate/Term Refinance	245	47,364,007.80	5.28%	193,322.48	7.482	617	78.31	40.60	93.52	79.32	0.00	61.03	22.09
TOTAL	5,019	897,874,629.65	100.00%	178,895.12	7.452	621	79.36	40.38	91.97	84.94	60.26	57.98	22.31

OCCUPANCY BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
Occ Type	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
Primary (OOC)	4596	825,805,993.90	91.97%	179,679.29	7.422	618	79.21	40.47	100.00	87.08	60.75	60.04	24.01
Investment	360	57,759,131.14	6.43%	160,442.03	7.991	652	81.00	39.59	0.00	55.83	57.91	30.76	1.62
2nd / Vacation	63	14,309,504.61	1.59%	227,134.99	7.029	659	81.40	38.05	0.00	78.81	41.47	49.22	7.24
TOTAL	5,019	897,874,629.65	100.00%	178,895.12	7.452	621	79.36	40.38	91.97	84.94	60.26	57.98	22.31

DOCUMENTATION BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
Doc Type	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
Full	3297	520,631,356.42	57.98%	157,910.63	7.482	608	80.35	40.80	95.23	88.15	61.11	100.00	18.78
Stated Income	1651	362,535,729.50	40.38%	219,585.54	7.401	637	77.83	39.75	87.30	80.36	60.73	0.00	28.09
No Doc	45	8,456,283.29	0.94%	187,917.41	7.357	728	80.89	0.00	100.00	94.26	24.00	0.00	0.00
Limited	24	5,614,145.89	0.63%	233,922.75	8.128	650	83.27	42.72	80.56	67.12	12.20	0.00	12.53
NRT	1	501,639.90	0.06%	501,639.90	7.400	699	95.00	0.00	100.00	100.00	0.00	0.00	0.00
Business Bank Statements	1	135,474.65	0.02%	135,474.65	6.900	675	95.00	39.88	0.00	100.00	0.00	0.00	0.00
TOTAL	5,019	897,874,630	100.00%	178,895.12	7.452	621	79.36	40.38	91.97	84.94	60.26	57.98	22.31

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

PROPERTY BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
Property Type	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
Single Family	3917	670,484,529.28	74.67%	171,172.97	7.467	616	79.01	40.05	94.30	100.00	65.07	59.47	22.39
PUD	463	92,154,920.22	10.26%	199,038.70	7.359	614	80.27	40.40	94.26	100.00	47.69	65.30	23.26
2-4 Unit	340	85,488,410.75	9.52%	251,436.50	7.424	651	79.79	42.43	73.69	0.00	52.31	35.66	15.78
Condo	232	41,091,308.23	4.58%	177,117.71	7.405	651	81.83	41.58	85.28	0.00	24.56	55.54	37.12
MF Housing	67	8,655,461.17	0.96%	129,185.99	7.799	636	80.89	41.34	100.00	0.00	69.42	97.10	0.00
TOTAL	5,019	897,874,630	100.00%	178,895.12	7.452	621	79.36	40.38	91.97	84.94	60.26	57.98	22.31

PRINCIPAL BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
UPB ($000)	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
50 or less	65	3,216,026.29	0.36%	49,477.33	8.777	585	63.43	33.61	86.01	96.89	78.25	73.57	0.00
>50 =<75	673	42,042,510.24	4.68%	62,470.30	8.902	606	79.49	36.48	86.26	89.37	58.55	76.37	0.15
>75 =<100	677	59,812,078.90	6.66%	88,348.71	8.286	604	77.68	38.04	92.69	90.26	47.17	76.30	2.53
>100 =<125	693	77,644,233.95	8.65%	112,040.74	7.875	608	80.17	39.45	90.61	89.18	47.87	76.03	5.01
>125 =<150	595	81,667,009.39	9.10%	137,255.48	7.552	613	78.68	38.30	94.01	89.11	52.15	68.54	8.69
>150 =<200	843	146,579,069.46	16.33%	173,877.90	7.409	616	79.27	39.81	93.98	88.21	55.77	65.85	13.64
>200 =<250	512	114,966,043.10	12.80%	224,543.05	7.296	624	78.82	41.13	92.33	85.22	63.64	54.72	23.74
>250 =<300	323	88,367,561.04	9.84%	273,583.78	7.191	627	79.77	41.65	92.12	85.03	66.60	51.40	32.40
>300 =<350	210	68,096,243.86	7.58%	324,267.83	7.116	627	79.71	42.70	92.79	80.87	71.03	46.77	36.19
>350 =<400	130	49,010,750.39	5.46%	377,005.77	7.292	636	82.00	43.38	91.55	78.25	59.26	36.94	31.77
>400 =<450	88	37,458,604.73	4.17%	425,665.96	7.052	648	82.22	41.36	91.97	70.71	69.19	40.90	50.97
>450 =<500	58	27,794,001.64	3.10%	479,206.92	6.852	640	82.12	42.70	91.35	72.29	62.30	49.99	36.30
>500 =<600	75	41,068,600.71	4.57%	547,581.34	6.939	643	81.71	42.81	84.03	73.62	63.12	39.18	36.96
>600 =<700	37	23,699,258.85	2.64%	640,520.51	7.218	620	79.63	41.74	89.00	86.38	72.70	45.77	45.93
over 700	40	36,452,637.10	4.06%	911,315.93	6.911	618	72.30	38.77	97.12	90.09	77.93	39.94	44.87
TOTAL	5,019	897,874,629.65	100.00%	178,895.12	7.452	621	79.36	40.38	91.97	84.94	60.26	57.98	22.31
*In $1,000													
	Min	$25,835.56	Max	$1,280,000.00									

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

State Concentration Bucket *

	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
State*	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
California	549	155,262,547.14	17.29%	282,809.74	6.880	634	77.32	42.41	94.61	87.27	68.69	50.40	53.69
Florida	585	98,349,186.47	10.95%	168,118.27	7.442	619	79.63	39.34	89.87	89.43	50.37	53.83	19.33
Massachusetts	297	74,459,684.48	8.29%	250,706.01	7.206	632	78.37	41.91	95.08	69.11	75.53	46.36	21.66
New York	237	65,435,173.75	7.29%	276,097.78	7.314	638	77.88	41.02	82.85	59.17	55.32	39.90	19.53
Texas	476	58,082,474.15	6.47%	122,022.00	7.854	604	80.08	39.24	92.32	98.21	30.41	68.53	1.38
New Jersey	191	49,478,131.16	5.51%	259,047.81	7.607	613	76.58	40.52	90.61	74.58	74.18	44.63	21.44
Virginia	181	32,616,177.02	3.63%	180,199.87	7.832	604	78.14	38.96	95.58	91.81	70.99	61.87	20.55
Michigan	246	30,547,472.54	3.40%	124,176.72	7.772	619	82.81	39.39	93.52	92.18	54.07	71.51	7.47
Illinois	183	29,302,556.25	3.26%	160,123.26	7.871	601	82.03	40.64	95.78	81.45	67.65	65.69	10.30
Pennsylvania	183	23,033,170.96	2.57%	125,864.32	7.503	625	81.11	39.75	95.02	94.80	55.53	72.21	5.67
Georgia	159	21,098,168.45	2.35%	132,692.88	7.810	616	83.92	40.87	84.23	92.71	56.17	74.91	11.61
Connecticut	108	19,602,594.46	2.18%	181,505.50	7.434	614	76.97	40.94	91.58	81.80	57.00	57.48	8.21
Maryland	84	18,915,440.08	2.11%	225,183.81	7.716	602	77.26	39.20	97.99	93.93	86.28	57.27	20.57
Ohio	166	18,865,081.35	2.10%	113,645.07	7.732	617	83.62	37.51	91.52	91.91	56.37	76.51	8.60
Colorado	97	16,117,246.05	1.80%	166,157.18	7.342	619	83.58	40.06	95.48	91.33	50.43	72.74	34.65
Other	1277	186,709,525.34	20.79%	146,209.50	7.639	619	80.53	39.52	91.30	88.82	57.68	66.93	15.59
Total:	**5,019**	**897,874,629.65**	**100.00%**	**178,895.12**	**7.452**	**621**	**79.36**	**40.38**	**91.97**	**84.94**	**60.26**	**57.98**	**22.31**

* Fill in top 15 states only, combine the remaining in the "Other" Bucket.

*Separate California into North and South if possible.

	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
California Breakdown	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
CA North	214	60,602,269.10	39.03%	283,188.17	6.808	637	79.21	41.52	94.47	87.79	63.42	58.81	53.13
CA South	335	94,660,278.04	60.97%	282,567.99	6.926	632	76.11	43.00	94.70	86.94	72.07	45.02	54.05
	549	**155,262,547.14**	**100.00%**	**282,809.74**	**6.88**	**634**	**77.32**	**42.41**	**94.61**	**87.27**	**68.69**	**50.40**	**53.69**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

FIXED / FLOATING (ii)

	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
Type	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
2/28 ARM	3252	536,665,182.22	59.77%	165,026.19	7.761	607	79.97	40.14	89.60	84.73	52.20	60.67	0.00
2/28 ARM with 5yr IO	602	176,341,430.20	19.64%	292,925.96	6.720	640	80.74	41.32	99.19	85.21	77.15	46.98	100.00
3/27 ARM	152	25,769,757.23	2.87%	169,537.88	7.283	635	78.98	39.45	88.61	81.93	51.03	55.98	0.00
3/27 ARM with 5yr IO	60	17,120,966.24	1.91%	285,349.44	6.414	651	76.46	42.66	96.85	89.06	82.12	61.27	100.00
Fixed	920	137,868,310.83	15.35%	149,856.86	7.344	647	75.88	39.94	92.00	85.13	68.34	60.79	4.71
Other	33	4,108,982.93	0.46%	124,514.63	7.599	603	72.94	42.03	91.74	95.94	84.71	83.82	7.82
TOTAL	5,019	897,874,629.65	100.00%	178,895.12	7.452	621	79.36	40.38	91.97	84.94	60.26	57.98	22.31

List all loan types and separate the IO loans i.e. 2/28 and 2/28 IO should have separate rows.

LIEN BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
Type	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
1	4899	888,947,563.88	99.01%	181,454.90	7.423	621	79.22	40.34	91.89	84.98	60.46	57.93	22.53
2	120	8,927,065.77	0.99%	74,392.21	10.363	622	94.16	44.84	100.00	80.41	40.76	63.56	0.00
TOTAL	5,019.00	897,874,629.65	100.00%	178,895.12	7.452	621	79.36	40.38	91.97	84.94	60.26	57.98	22.31

PREPAYMENT BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
Type	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
None	1442	267,640,493.38	29.81%	185,603.67	7.678	617	78.57	40.47	92.71	80.21	71.68	52.65	15.15
12	234	66,231,891.16	7.38%	283,042.27	7.125	645	78.60	40.70	85.17	59.74	50.40	41.64	22.77
24	2654	451,653,494.17	50.30%	170,178.41	7.441	615	80.79	40.38	92.66	89.50	53.51	62.76	28.37
30	4	854,200.00	0.10%	213,550.00	7.897	643	82.21	43.81	100.00	100.00	22.13	55.87	0.00
36	685	111,494,550.94	12.42%	162,765.77	7.145	642	75.93	39.98	91.39	92.68	66.35	61.17	14.81
TOTAL	5,019	897,874,629.65	100.00%	178,895.12	7.452	621	79.36	40.38	91.97	84.94	60.26	57.98	22.31

INDEX BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
Type	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
6ML	4099	760,006,318.82	84.65%	185,412.62	7.472	617	80.00	40.46	91.97	84.90	58.80	57.48	25.50
FIX	920	137,868,310.83	15.35%	149,856.86	7.344	647	75.88	39.94	92.00	85.13	68.34	60.79	4.71
TOTAL	5,019	897,874,629.65	100.00%	178,895.12	7.452	621	79.36	40.38	91.97	84.94	60.26	57.98	22.31

List all reset rates

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

IO ONLY BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
Type	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	LTV =>80
NA	-	-	0.00%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
500	-	-	0.00%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
>500 =<520	3	1,336,575.00	0.67%	445,525.00	7.479	515	84.85	45.74	100.00	100.00	100.00	100.00	100.00
>520 =<540	1	214,200.00	0.11%	214,200.00	8.650	522	90.00	27.71	100.00	100.00	100.00	100.00	100.00
>540 =<560	8	1,649,862.00	0.82%	206,232.75	7.567	554	80.32	39.61	100.00	100.00	64.20	72.49	70.14
>560 =<580	20	4,773,812.20	2.38%	238,690.61	7.323	575	77.90	43.93	100.00	91.97	84.37	73.85	65.78
>580 =<600	94	27,258,441.00	13.61%	289,983.41	6.941	590	77.13	41.19	99.49	98.04	86.28	64.45	48.87
>600 =<620	112	31,356,246.29	15.66%	279,966.48	6.898	610	79.73	41.65	98.95	92.34	84.51	62.84	62.16
>620 =<640	139	37,919,448.01	18.93%	272,801.78	6.738	631	81.67	41.44	100.00	84.22	85.04	51.51	76.87
>640 =<660	121	39,302,136.00	19.62%	324,811.04	6.673	649	79.52	40.46	100.00	86.16	78.92	38.48	69.75
>660 =<680	73	21,006,122.74	10.49%	287,755.11	6.482	671	81.93	42.04	100.00	74.52	66.23	38.21	85.34
>680 =<700	51	16,803,891.00	8.39%	329,488.06	6.284	689	80.79	41.89	96.22	85.81	76.71	33.18	75.62
>700 =<750	49	14,555,652.20	7.27%	297,054.13	6.287	720	82.22	41.14	95.39	71.87	58.32	28.87	80.53
>750	16	4,104,800.00	2.05%	256,550.00	6.083	770	79.90	42.51	95.24	47.23	33.23	42.69	85.97
TOTAL	687	200,281,186	100.00%	291,530.11	6.694	641	80.21	41.41	99.02	85.65	78.18	48.81	70.45

IO PRINCIPAL BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
UPB	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	LTV =>80
=<50	-	-	0.00%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
>50 =<75	1	62,080.00	0.03%	62,080.00	6.800	737	80.00	31.78	100.00	0.00	0.00	100.00	100.00
>75 =<100	16	1,511,132.15	0.75%	94,445.76	7.250	639	80.67	37.72	93.69	69.06	38.51	80.93	87.16
>100 =<500	608	156,288,245.89	78.03%	257,053.04	6.709	642	80.54	41.70	99.15	83.41	77.27	52.88	74.12
>500 =<600	28	15,177,838.40	7.58%	542,065.66	6.524	652	85.39	43.02	96.44	89.17	71.53	31.93	89.17
>600 =<700	17	10,884,740.00	5.43%	640,278.82	6.686	632	80.13	40.53	100.00	94.09	82.31	41.18	59.19
>700	17	16,357,150.00	8.17%	962,185.29	6.667	633	72.29	38.18	100.00	100.00	94.27	27.49	23.85
TOTAL	687	200,281,186	100.00%	291,530.11	6.694	641	80.21	41.41	99.02	85.65	78.18	48.81	70.45

In $1,000

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Deal Coverage

Percentage of MI coverage based on FICO and LTV buckets.*		Loan-to-Value (LTV)										
		=<55	>55 =<60	>60 =<65	>65 =<70	>70 =<75	>75 =<80	>80 =<85	>85 =<90	>90 =<95	>95 <100	=>100
FICO	NA											
	=<500											
	>500 =<550											
	>550 =<600											
	>600 =<625											
	>625 =<650											
	>650 =<675											
	>675 =<700											
	>700 =<725											
	>725 =<750											
	>750 <800											
	=>800											

* This table should be filled out with the percentage of the deal corresponding to each cross LTV and FICO buckets

Appendix A

Note: Cells in red font are calculations — OOMLT 2005-3 — Collateral Cuts for Subprime Pool — Banc of America Securities

FICO DISTRIBUTION															
FICO	Total Balance Amount	%[2]	LTV	Adjusted Balance[1] Amount	%[2]	Average Balance	WAC	% Covered Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
FICO NA	7,971,511.38	0.89%	> 65.0	5,856,356.54	0.65%	110,715.44	8.540	0	0	73.86	37.57	95.45	99.26	66.78	71.75
500	754,171.37	0.08%	> 65.0	167,325.00	0.02%	94,271.42	9.784	0	500	59.86	40.21	100.00	91.38	44.73	93.37
501 - 550	116,659,121.52	12.99%	> 70.0	83,674,314.10	9.32%	160,026.23	8.849	0	528	76.05	40.39	90.05	95.65	69.79	78.23
551 - 575	83,719,702.71	9.32%	> 70.0	64,452,767.53	7.18%	161,309.64	8.176	0	564	76.85	40.09	93.04	94.89	67.76	67.07
576 - 600	128,166,252.10	14.27%	> 70.0	104,062,217.03	11.59%	160,609.34	7.621	0	588	78.80	40.63	92.32	97.22	75.93	54.94
601 - 620	114,221,759.19	12.72%	> 70.0	99,976,190.63	11.13%	176,540.59	7.366	0	610	80.25	40.97	89.56	93.20	68.32	59.27
621 - 650	179,857,873.48	20.03%	> 80.0	70,532,447.21	7.86%	188,728.09	7.080	0	635	80.36	40.30	83.28	92.38	55.45	61.79
651 - 680	126,095,237.42	14.04%	> 80.0	45,427,019.31	5.06%	192,218.35	6.880	0	664	80.19	40.04	80.69	89.55	43.88	52.06
681 - 700	57,314,399.68	6.38%	> 85.0	17,234,511.26	1.92%	216,280.75	6.709	0	690	81.42	40.17	75.97	86.66	36.47	54.08
701 - 750	61,608,720.80	6.86%	> 85.0	23,740,422.95	2.64%	216,932.12	6.703	0	721	82.50	40.40	69.54	79.06	30.94	47.07
751 - 800	19,937,380.00	2.22%	> 85.0	7,084,870.19	0.79%	246,140.49	6.645	0	770	82.11	41.14	56.31	80.78	31.83	56.30
> 800	1,568,500.00	0.17%	> 85.0	0.00	0.00%	224,071.43	6.146	0	808	64.94	40.53	100.00	100.00	7.08	70.86
TOTAL	897,874,629.65	100.00%		522,208,441.75	58.16%	178,895.12	7.452	0	621	79.36	40.38	84.94	91.97	57.98	60.26
FICO: Average	621		Min:	500	Max:	814									

DEBT-TO INCOME (DTI) DISTRIBUTION															
DTI	Total Balance Amount	%[2]	FICO	Adjusted Balance[1] Amount	%[2]	Average Balance	WAC	% Covered Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
N/A	30,709,610.50	3.42%	< 550	3,384,938.14	0.38%	224,157.74	7.437	0	655	80.28	N/A	73.79	74.39	35.94	56.42
> 0.00 <= 20.00	30,275,736.90	3.37%	< 550	3,818,093.89	0.43%	137,616.99	7.453	0	624	75.04	16.36	88.25	80.61	62.66	66.94
> 20.00 <= 25.00	37,188,818.34	4.14%	< 550	6,702,741.74	0.75%	139,283.96	7.730	0	607	76.12	22.66	93.39	94.46	70.18	66.61
> 25.00 <= 30.00	67,266,023.08	7.49%	< 575	12,643,939.94	1.41%	152,530.66	7.502	0	621	78.23	27.68	90.38	94.96	60.49	64.37
> 30.00 <= 35.00	103,165,691.40	11.49%	< 575	24,796,581.58	2.76%	163,236.85	7.500	0	618	78.09	32.64	88.47	91.58	56.14	62.70
> 35.00 <= 40.00	145,940,643.08	16.25%	< 600	53,194,562.95	5.92%	176,044.20	7.473	0	620	79.73	37.65	84.57	92.32	52.34	56.37
> 40.00 <= 45.00	173,439,501.94	19.32%	< 625	80,013,468.12	8.91%	194,657.13	7.402	0	627	80.48	42.55	82.53	94.22	50.10	58.44
> 45.00 <= 50.00	173,205,610.35	19.29%	< 650	122,441,164.13	13.64%	191,811.31	7.400	0	620	80.43	47.59	85.79	92.94	58.27	59.57
> 50.00 <= 55.00	104,188,693.53	11.60%	< 675	86,873,552.24	9.68%	199,213.56	7.437	0	615	79.38	52.34	81.08	92.18	72.44	62.98
>55.00	32,494,300.53	3.62%	< 700	30,367,599.23	3.38%	184,626.71	7.391	0	612	79.25	57.83	82.55	92.02	80.77	56.32
TOTAL	897,874,629.65	100.00%		424,236,641.96	47.25%	178,895.12	7.452	0	621	79.36	40.38	84.94	91.97	57.98	60.26
DTI: Average	40.38		Min:	2.37	Max:	79.96									

* There are 72 loans without FICO scores; these are not included in the calculation of adjusted balance

LOAN-TO- VALUE (LTV) DISTIBUTION															
LTV	Total Balance Amount	%[2]	DTI	Adjusted Balance[1] Amount	%[2]	Average Balance	WAC	% Covered Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
<= 60.00	58,332,189.65	6.50%	> 50	8,053,107.02	0.90%	156,386.57	7.314	0	604	47.75	37.62	86.35	92.13	48.07	80.12
60.01 - 70.00	96,621,220.64	10.76%	> 50	16,100,716.38	1.79%	192,089.90	7.336	0	604	66.67	39.27	87.71	93.25	50.87	88.42
70.01 - 80.00	429,702,597.48	47.86%	> 50	65,654,722.67	7.31%	172,502.05	7.343	0	621	78.67	40.51	86.82	94.43	58.40	48.65
80.01 - 85.00	85,955,180.65	9.57%	> 50	8,315,760.46	0.93%	204,169.08	7.446	0	619	84.47	40.65	79.54	89.76	58.67	74.09
85.01 - 90.00	122,385,835.84	13.63%	> 50	18,652,361.05	2.08%	206,384.21	7.573	0	636	89.68	41.21	79.38	84.51	54.18	61.22
90.01 - 95.00	91,576,571.13	10.20%	> 50	17,089,416.04	1.90%	182,787.57	7.781	0	629	94.62	40.95	85.06	90.67	71.52	60.29
95.01 - 100.00	13,301,034.26	1.48%	> 50	2,816,910.44	0.31%	97,087.84	9.109	0	635	99.66	43.51	83.12	94.57	77.11	45.41
TOTAL	897,874,629.65	100.00%		136,682,994.06	15.22%	178,895.12	7.452	0	621	79.36	40.38	84.94	91.97	57.98	60.26
LTV: Average	79.36	Min:	12.05	Max:	100.00										

[1] Balance of the collateral cut combined with second qualifier, i.e. (LTV), FICO, DTI etc.
All other cuts except the adjusted balance are only for the main bucket
[2] Percent of the Aggregate Principal Balance - calculated automatically

Appendix A

GEOGRAPHIC CONCENTRATION - TOP 12 STATES

STATE	Total Balance Amount	%[2]	Average Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	% Full Doc
California	155,262,547.14	17.29%	282,809.74	6.880	0	634	77.32	42.41	87.27	94.61	68.69	50.40
Florida	98,349,186.47	10.95%	168,118.27	7.442	0	619	79.63	39.34	89.43	89.87	50.37	53.83
Massachusetts	74,459,684.48	8.29%	250,706.01	7.206	0	632	78.37	41.91	69.11	95.08	75.53	46.36
New York	65,435,173.75	7.29%	276,097.78	7.314	0	638	77.88	41.02	59.17	82.85	55.32	39.90
Texas	58,082,474.15	6.47%	122,022.00	7.854	0	604	80.08	39.24	98.21	92.32	30.41	68.53
New Jersey	49,478,131.16	5.51%	259,047.81	7.607	0	613	76.58	40.52	74.58	90.61	74.18	44.63
Virginia	32,616,177.02	3.63%	180,199.87	7.832	0	604	78.14	38.96	91.81	95.58	70.99	61.87
Michigan	30,547,472.54	3.40%	124,176.72	7.772	0	619	82.81	39.39	92.18	93.52	54.07	71.51
Illinois	29,302,556.25	3.26%	160,123.26	7.871	0	601	82.03	40.64	81.45	95.78	67.65	65.69
Pennsylvania	23,033,170.96	2.57%	125,864.32	7.503	0	625	81.11	39.75	94.80	95.02	55.53	72.21
Georgia	21,098,168.45	2.35%	132,692.88	7.810	0	616	83.92	40.87	92.71	84.23	56.17	74.91
Connecticut	19,602,594.46	2.18%	181,505.50	7.434	0	614	76.97	40.94	81.80	91.58	57.00	57.48
Other	240,607,292.82	26.80%	148,157.20	7.633	0	617	80.72	39.38	89.63	92.12	59.34	67.31
TOTAL	897,874,629.65	100.00%	**178,895.12**	**7.452**	**0**	**621**	**79.36**	**40.38**	**84.94**	**91.97**	**60.26**	**57.98**

PRINCIPAL BALANCE

Scheduled Principal Balance	Total Balance Amount	%[2]	Average Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Cashout Refi	% Full Doc
0 – $50K	3,216,026.29	0.36%	49,477.33	8.777	0	585	63.43	33.61	96.89	86.01	78.25	73.57
$50.1 – $200K	407,744,901.94	45.41%	117,134.42	7.809	0	611	79.11	38.84	88.99	92.36	52.57	70.95
$200.1 – $250K	114,966,043.10	12.80%	224,543.05	7.296	0	624	78.82	41.13	85.22	92.33	63.64	54.72
$250.1 – $300K	88,367,561.04	9.84%	273,583.78	7.191	0	627	79.77	41.65	85.03	92.12	66.60	51.40
$300.1 – $400K	117,106,994.25	13.04%	344,432.34	7.190	0	631	80.67	42.98	79.77	92.27	66.11	42.65
$400.1 – $500K	65,252,606.37	7.27%	446,935.66	6.967	0	645	82.18	41.94	71.38	91.70	66.25	44.77
$500.1 – $600K	41,068,600.71	4.57%	547,581.34	6.939	0	643	81.71	42.81	73.62	84.03	63.12	39.18
$600.1 – $700K	23,699,258.85	2.64%	640,520.51	7.218	0	620	79.63	41.74	86.38	89.00	72.70	45.77
$700.1 – $800K	9,704,707.90	1.08%	746,515.99	6.652	0	621	74.48	41.68	100.00	100.00	100.00	45.90
$800.1 – $900K	6,791,545.21	0.76%	848,943.15	7.111	0	597	71.56	44.57	75.65	100.00	74.52	24.48
$900.1 – $1000K	6,621,617.86	0.74%	945,945.41	7.219	0	624	71.22	46.16	86.28	100.00	85.84	28.25
>$1000K	13,334,766.13	1.49%	1,111,230.51	6.845	0	622	71.62	30.03	92.13	92.13	59.66	49.29
TOTAL	897,874,629.65	100.00%	**178,895.12**	**7.452**	**0**	**621**	**79.36**	**40.38**	**84.94**	**91.97**	**60.26**	**57.98**
Principal Balance: Average	**178,895.12**	**Min:**	**25,835.56**	**Max:**	**1,280,000.00**							

DOCUMENTATION TYPE

Doc Type	Total Balance Amount	%[2]	Average Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Full Doc	520,631,356.42	57.98%	157,910.63	7.482	0	608	80.35	40.80	88.15	95.23	61.11
Stated Doc	362,535,729.50	40.38%	219,585.54	7.401	0	637	77.83	39.75	80.36	87.30	60.73
Limited Doc	5,614,145.89	0.63%	233,922.75	8.128	0	650	83.27	42.72	67.12	80.56	12.20
No Doc	8,456,283.29	0.94%	187,917.41	7.357	0	728	80.89	0.00	94.26	100.00	24.00
Other	637,114.55	0.07%	318,557.28	7.294	0	694	95.00	39.88	100.00	78.74	0.00
TOTAL	897,874,629.65	100.00%	**178,895.12**	**7.452**	**0**	**621**	**79.36**	**40.38**	**84.94**	**91.97**	**60.26**

Appendix A

PROPERTY TYPE

Property Type	Total Balance Amount	%[2]	Average Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc
Single Family	670,484,529.28	74.67%	171,172.97	7.467	0	616	79.01	40.05	94.30	65.07	59.47
PUD	92,154,920.22	10.26%	199,038.70	7.359	0	614	80.27	40.40	94.26	47.69	65.30
2 – 4 Family	85,488,410.75	9.52%	251,436.50	7.424	0	651	79.79	42.43	73.69	52.31	35.66
Condo	41,091,308.23	4.58%	177,117.71	7.405	0	651	81.83	41.58	85.28	24.56	55.54
Manufactured	8,655,461.17	0.96%	129,185.99	7.799	0	636	80.89	41.34	100.00	69.42	97.10
TOTAL	897,874,629.65	100.00%	**178,895.12**	**7.452**	**0**	**621**	**79.36**	**40.38**	**91.97**	**60.26**	**57.98**

PMI - PRIMARY MORTGAGE INSURANCE

Mortgage Insurance	Total Balance Amount	%[2]	Average Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc	Is MI down to 60 LTV
Loans >80 LTV w/MI	0.00	0.00%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Loans >80 LTV w/o MI	313,218,621.88	34.88%	189,599.65	7.664	0	629	90.12	41.08	88.18	63.81	61.46	N/A
Other	584,656,007.77	65.12%	173,643.01	7.339	0	617	73.60	40.02	94.01	58.36	56.13	N/A
TOTAL	897,874,629.65	100.00%	**178,895.12**	**7.452**	**0**	**621**	**79.36**	**40.38**	**91.97**	**60.26**	**57.98**	N/A

LOAN PURPOSE

Loan Purpose	Total Balance Amount	%[2]	Average Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ
Refinance – Cashout	541,074,070.15	60.26%	190,050.60	7.500	0	614	77.88	40.12	88.76	92.72
Purchase	309,436,551.70	34.46%	160,579.42	7.364	0	634	82.13	40.81	79.12	90.43
Refinance – Rate Term	47,364,007.80	5.28%	193,322.48	7.482	0	617	78.31	40.60	79.32	93.52
TOTAL	897,874,629.65	100.00%	**178,895.12**	**7.452**	**0**	**621**	**79.36**	**40.38**	**84.94**	**91.97**

COLLATERAL TYPE - FIXED/FLOATING

Product Type	Total Balance Amount	%[2]	Average Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	Index	Margin
Fixed	137,868,310.83	15.35%	149,856.86	7.344	0	647	75.88	39.94	85.13	92.00	68.34	Fixed	0.000
Floating	2,534,311.18	0.28%	181,022.23	7.294	0	599	72.66	44.41	100.00	94.02	83.36	6ML	5.561
2 yr ARM	714,581,284.17	79.59%	184,503.30	7.504	0	615	80.14	40.43	84.86	91.97	58.43	6ML	5.579
3 yr ARM	42,890,723.47	4.78%	202,314.73	6.936	0	641	77.97	40.76	84.77	91.90	63.44	6ML	5.132
TOTAL	897,874,629.65	100.00%	**178,895.12**	**7.452**	**0**	**621**	**79.36**	**40.38**	**84.94**	**91.97**	**60.26**		**5.554**

LIEN STATUS

Lien Status	Total Balance Amount	%[2]	Average Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
First Lien	888,947,563.88	99.01%	181,454.90	7.423	0	621	79.22	40.34	84.98	91.89	60.46
Second Lien	8,927,065.77	0.99%	74,392.21	10.363	0	622	94.16	44.84	80.41	100.00	40.76
Third Lien	0.00	0.00%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
TOTAL	897,874,629.65	100.00%	**178,895.12**	**7.452**	**0**	**621**	**79.36**	**40.38**	**84.94**	**91.97**	**60.26**

OCCUPANCY TYPE

Occupancy Type	Total Balance Amount	%[2]	Average Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Primary Residence	825,805,993.90	91.97%	179,679.29	7.422	0	618	79.21	40.47	87.08	100.00	60.75
Second Home	14,309,504.61	1.59%	227,134.99	7.029	0	659	81.40	38.05	78.81	0.00	41.47
Non-owner	57,759,131.14	6.43%	160,442.03	7.991	0	652	81.00	39.59	55.83	0.00	57.91
TOTAL	897,874,629.65	100.00%	**178,895.12**	**7.452**	**0**	**621**	**79.36**	**40.38**	**84.94**	**91.97**	**60.26**

PREPAYMENT PENALTY

Prepayment Charges Term at Origination	Total Balance Amount	%[2]	Average Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	%SFD /PUD	% Owner Occ	% Cashout Refi
0 Months	267,640,493.38	29.81%	185,603.67	7.678	0	617	78.57	40.47	80.21	92.71	71.68
12 Months	66,231,891.16	7.38%	283,042.27	7.125	0	645	78.60	40.70	59.74	85.17	50.40
24 Months	451,653,494.17	50.30%	170,178.41	7.441	0	615	80.79	40.38	89.50	92.66	53.51
30 Months	854,200.00	0.10%	213,550.00	7.897	0	643	82.21	43.81	100.00	100.00	22.13
36 Months	111,494,550.94	12.42%	162,765.77	7.145	0	642	75.93	39.98	92.68	91.39	66.35
TOTAL	897,874,629.65	100.00%	**178,895.12**	**7.452**	**0**	**621**	**79.36**	**40.38**	**84.94**	**91.97**	**60.26**

SECTION 32 LOANS

	Total Balance Amount	%[2]	Average Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Section 32 Loans	0.00	0.00%	0.00	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
None	897,874,630	100.00%	178,895	7.452	0	621	79.36	40.38	84.94	91.97	60.26
Total	897,874,629.65	100.00%	**178,895**	**7.452**	**0**	**621**	**79.36**	**40.38**	**84.94**	**91.97**	**60.26**

Appendix A

TOP 5 MSA

MSA*		%[2]
Los Angeles, CA	79,998,461.50	8.91
New York, NY	69,060,270.16	7.69
Washington, DC	41,053,633.42	4.57
Chicago, IL	27,242,954.30	3.03
Miami, FL	25,025,458.16	2.79
Other	655,493,852.11	73.01

* There are 878 loans, or 19.54% of the pool, with no MSA information. These are included in "Other"

TOP 5 ORIGINATORS

Originator		%[2]
Option one		100.00%

SERVICERS

Servicer		%[2]
Option One	$897,874,629.65	100.00%

STRESS ANALYSIS

Rating Agency Base Case Loss Expectations

	Standard & Poors: Analyst Name			Moody's: Analyst Name		
	Foreclosure Frequency	Loss Severity	Cum Losses	Foreclosure Frequency	Loss Severity	Cum Losses
AA						
A						
A-						
BBB+						
BBB						
BBB-						
B						

Assuming forward LIBOR and Loss Severity depending on MI (see table on the side for Loss Severity assumption); 100% advance of P&I; 12 month lag for liquidation losses,
Solve for first dollar of principal loss, i.e. breakeven CDR and corresponding cumulative losses.

	Breakeven CDR			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
A-						
BBB+						
BBB						
BBB-						

Mortgage Insurance (MI) Coverage	Loss Severity %
None	
>70% Loans w/ >80 LTV down to 80%	
50 - 70% Loans w/ >80 LTV down to 80%	
50 - 70% Loans w/ >80 LTV down to 60%	
>70% LTV >80% down to 60%	

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

All average are wtg averages.

Banc of America Securities

OOMLT 2005-3

	Option One
Largest Servicer	*Option One*
FICO avg *	621
FICO stdev *	58
FICO < 500 *	0.00%
FICO < 560 *	16.04%
10th Percentile FICO *	536
90th Percentile FICO *	690
CLTV avg	79.36%
CLTV >80%	34.88%
SS CLTV	83.52%
% With Silent 2nds	21.38%
10th Percentile CLTV	64.33%
90th Percentile CLTV	95.00%
Full Doc %	57.98%
Loan Bal avg (000s)	$178,895.12
DTI % **	40.38%
DTI >45%	34.51%
Purch %	34.46%
Cash Out %	60.26%
Fxd %	15.35%
3 yr ARM >=	4.78%
WAC	7.45%
WAC stdev	1.30%
1st Lien %	99.01%
MI %	0.00%
MI Insurer	N/A
CA %	17.29%
Sng Fam %	74.67%
Invt Prop %	6.43%
MH %	0.96%
IO%	22.31%
2yr IO%	0.00%
IO non-full doc %	11.42%
2-4 Family %	9.52%
Prim Occ	91.97%
<$100K Bal %	11.09%
2-yr Prepay Penalty %	50.30%
Initial Target OC %	
Total C/E% Aaa	
Total C/E% Aa2	
Total C/E% A2	
Mth 37 Loss Trig	
Moody's Base Case Loss	
S&P single-B Loss	
Fitch single-B Loss	

* There are 72 loans, or 0.89% of the pool, for which FICO scores are not available. These are excluded from FICO calculations.

** There are 137 loans, or 3.42% of the pool balance, for which DTI are not available. These are excluded from *DTI calculations*

Originator/ Source	WA LTV	WA CLTV	WA SS CLTV	WAFICO *	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI% **	DTI% > 45	% with MI
Option One	78.62	79.36	83.52	621	7.452	100.00	34.46	6.43	99.01	21.38	17.29	57.98	22.31	40.38	34.51	0.00
Total:	**78.62**	**79.36**	**83.52**	**621**	**7.452**	**100.00**	**34.46**	**6.43**	**99.01**	**21.38**	**17.29**	**57.98**	**22.31**	**40.38**	**34.51**	**0.00**

Documentation	WALTV	WACLTV	WA SS CLTV	WAFICO *	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI% **	DTI% > 45	% with MI
Full	79.49	80.35	85.61	608	7.482	57.98	33.33	3.41	98.91	27.09	15.03	100.00	18.78	40.80	38.92	0.00
Non-Full	77.42	78.01	80.63	640	7.411	42.02	36.02	10.60	99.14	13.49	20.41	0.00	27.18	39.79	28.43	0.00
Total:	**78.62**	**79.36**	**83.52**	**621**	**7.452**	**100.00**	**34.46**	**6.43**	**99.01**	**21.38**	**17.29**	**57.98**	**22.31**	**40.38**	**34.51**	**0.00**

Interest Only	WALTV	WACLTV	WA SS CLTV	WAFICO *	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI% **	DTI% > 45	% with MI
2-yr IO	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Other IO	80.21	80.21	84.51	641	6.694	22.31	16.60	0.47	100.00	22.79	41.62	48.81	100.00	41.41	39.47	0.00
Non-IO	78.17	79.12	83.23	615	7.670	77.69	39.59	8.15	98.72	20.97	10.31	60.62	0.00	40.08	33.09	0.00
Total	**78.62**	**79.36**	**83.52**	**621**	**7.452**	**100.00**	**34.46**	**6.43**	**99.01**	**21.38**	**17.29**	**57.98**	**22.31**	**40.38**	**34.51**	**0.00**

FICO	WALTV	WACLTV	WA SS CLTV	WAFICO *	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI% **	DTI% > 45	% with MI
N/A	73.86	73.86	74.02	N/A	8.540	0.89	20.13	0.74	100.00	0.81	18.39	66.78	0.00	37.57	23.96	0.00
500 - 559	75.37	75.75	76.17	533	8.781	16.04	17.45	3.88	99.41	3.39	11.34	67.09	2.01	40.34	35.00	0.00
560 - 599	77.51	78.47	82.82	582	7.760	20.20	35.84	2.93	98.69	21.87	12.58	75.13	17.09	40.42	36.33	0.00
600 - 639	79.62	80.39	85.11	620	7.255	25.62	35.11	5.21	99.00	24.39	18.36	63.06	29.07	40.63	36.28	0.00
640 - 679	79.30	80.11	85.60	657	6.922	21.28	37.74	8.33	98.95	27.79	21.13	46.51	32.87	40.14	34.08	0.00
680 >=	81.05	81.79	86.98	715	6.691	15.97	45.21	13.18	99.02	26.59	22.35	33.81	25.61	40.46	30.05	0.00
Total:	**78.62**	**79.36**	**83.52**	**621**	**7.452**	**100.00**	**34.46**	**6.43**	**99.01**	**21.38**	**17.29**	**57.98**	**22.31**	**40.38**	**34.51**	**0.00**

Current Balance	WALTV	WACLTV	WA SS CLTV	WAFICO *	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI% **	DTI% > 45	% with MI
<80000	70.94	78.66	82.98	603	8.844	5.88	37.84	11.88	90.14	21.61	3.17	77.94	0.27	36.67	25.98	0.00
80000 - 99999	76.11	78.53	85.54	605	8.294	5.21	50.64	7.16	96.61	35.64	3.61	74.32	2.21	37.89	27.01	0.00
100000 >=	79.28	79.46	83.44	623	7.311	88.91	33.29	6.03	99.73	20.52	19.03	55.71	24.94	40.78	35.52	0.00
Total:	**78.62**	**79.36**	**83.52**	**621**	**7.452**	**100.00**	**34.46**	**6.43**	**99.01**	**21.38**	**17.29**	**57.98**	**22.31**	**40.38**	**34.51**	**0.00**

Lien Position	WALTV	WACLTV	WA SS CLTV	WAFICO *	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI% **	DTI% > 45	% with MI
First Lien	79.22	79.22	83.41	621	7.423	99.01	34.30	6.50	100.00	21.59	17.09	57.93	22.53	40.34	34.26	0.00
Second Lien	19.60	94.16	94.16	622	10.363	0.99	50.83	0.00	0.00	0.00	37.31	63.56	0.00	44.84	59.74	0.00
Total:	**78.62**	**79.36**	**83.52**	**621**	**7.452**	**100.00**	**34.46**	**6.43**	**99.01**	**21.38**	**17.29**	**57.98**	**22.31**	**40.38**	**34.51**	**0.00**

CLTV	WA SS CLTV	WAFICO *	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI% **	DTI% > 45	% with MI
<= 80.00	79.96	617	7.339	65.12	36.85	4.68	99.74	32.33	18.65	56.13	20.94	40.02	34.33	0.00
80.01 - 85.00	84.60	619	7.446	9.57	18.17	9.31	99.76	2.33	17.95	58.67	29.04	40.65	34.48	0.00
85.01 - 90.00	89.70	636	7.573	13.63	34.31	13.37	99.96	0.44	15.03	54.18	25.26	41.21	34.22	0.00
90.01 - 95.00	94.63	629	7.781	10.20	32.45	5.98	99.67	0.37	10.89	71.52	23.56	40.95	34.24	0.00
95.01 - 100.00	99.66	635	9.109	1.48	50.13	4.05	48.52	0.00	18.47	77.11	2.89	43.51	47.41	0.00
Total:	**83.52**	**621**	**7.452**	**100.00**	**34.46**	**6.43**	**99.01**	**21.38**	**17.29**	**57.98**	**22.31**	**40.38**	**34.51**	**0.00**

SSCLTV	WAFICO	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI%	DTI% > 45	% with MI
<= 80.00	606	7.501	44.19	15.99	6.80	99.62	0.30	19.37	48.16	19.46	39.24	31.70	0.00
80.01 - 85.00	621	7.416	9.54	16.75	9.34	99.76	2.03	18.01	58.13	30.06	40.92	35.41	0.00
85.01 - 90.00	635	7.566	13.86	34.40	13.25	99.96	2.11	14.97	54.38	25.46	40.98	33.67	0.00
90.01 - 95.00	632	7.699	11.52	35.64	5.54	99.71	11.75	14.13	68.07	25.05	41.12	35.23	0.00
95.01 - 100.00	639	7.154	20.89	81.04	0.29	96.35	92.91	15.85	75.54	21.18	41.72	40.23	0.00
Total:	**621**	**7.452**	**100.00**	**34.46**	**6.43**	**99.01**	**21.38**	**17.29**	**57.98**	**22.31**	**40.38**	**34.51**	**0.00**

Coupon-ARM	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI%	DTI% > 45	% with MI
<= 8.000	79.97	79.97	85.58	634	6.920	73.52	40.52	5.18	100.00	28.65	21.15	56.10	33.63	40.79	35.07	0.00
8.001 - 9.000	80.96	80.96	82.98	578	8.512	16.58	29.64	10.13	100.00	11.26	8.08	62.17	4.59	39.99	34.01	0.00
9.001 - 10.000	79.81	79.81	80.08	552	9.483	7.07	17.22	10.95	100.00	1.83	5.77	60.04	0.18	39.25	32.42	0.00
10.001 - 11.000	75.94	75.94	76.04	533	10.446	2.22	9.22	10.84	100.00	1.02	5.18	59.21	0.00	37.82	29.30	0.00
11.001 - 12.000	75.73	75.73	75.94	533	11.472	0.53	9.30	4.77	100.00	1.40	7.57	59.71	0.00	37.39	14.21	0.00
12.001 - 13.000	64.11	64.11	64.11	532	12.196	0.08	0.00	0.00	100.00	0.00	0.00	62.58	0.00	40.67	54.49	0.00
Total:	**80.00**	**80.00**	**84.48**	**617**	**7.472**	**100.00**	**36.18**	**6.53**	**100.00**	**23.09**	**17.45**	**57.48**	**25.50**	**40.46**	**34.49**	**0.00**

Coupon-fixed rate	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI%	DTI% > 45	% with MI
<= 8.000	73.34	73.34	75.37	656	6.780	77.08	17.06	5.00	100.00	10.40	17.87	59.29	5.68	39.56	32.88	0.00
8.001 - 9.000	76.88	81.73	86.54	626	8.499	13.49	51.82	12.39	93.14	23.80	4.13	62.40	2.47	40.15	34.93	0.00
9.001 - 10.000	62.51	84.97	88.00	619	9.531	4.31	51.56	9.09	70.91	15.16	16.98	70.91	0.00	40.45	35.30	0.00
10.001 - 11.000	30.21	91.31	91.50	607	10.574	3.17	43.84	0.00	18.62	1.26	25.55	61.27	0.00	44.75	59.17	0.00
11.001 - 12.000	23.24	92.23	92.23	575	11.500	1.80	71.23	0.00	6.46	0.00	28.51	84.47	0.00	44.07	62.09	0.00
12.001 - 13.000	51.60	71.42	71.42	559	12.196	0.17	0.00	0.00	75.20	0.00	24.80	100.00	0.00	46.43	53.43	0.00
Total:	**71.05**	**75.88**	**78.23**	**647**	**7.344**	**100.00**	**25.03**	**5.92**	**93.52**	**11.92**	**16.43**	**60.79**	**4.71**	**39.94**	**34.65**	**0.00**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

All average are wtg averages.

Banc of America Securities  OOMLT 2005-3

	Option One
Largest Servicer	Option One
FICO avg *	621
FICO stdev *	58
FICO < 500 *	0.00%
FICO < 560 *	16.04%
10th Percentile FICO *	536
90th Percentile FICO *	690
CLTV avg	79.36%
CLTV >80%	34.88%
SS CLTV	83.52%
% With Silent 2nds	21.38%
10th Percentile CLTV	64.33%
90th Percentile CLTV	95.00%
Full Doc %	57.98%
Loan Bal avg (000s)	$178,895.12
DTI % **	40.38%
DTI >45%	34.51%
Purch %	34.46%
Cash Out %	60.26%
Fxd %	15.35%
3 yr ARM >=	4.78%
WAC	7.45%
WAC stdev	1.30%
1st Lien %	99.01%
MI %	0.00%
MI Insurer	N/A
CA %	17.29%
Sng Fam %	74.67%
Invt Prop %	6.43%
MH %	0.96%
IO%	22.31%
2yr IO%	0.00%
IO non-full doc %	11.42%
2-4 Family %	9.52%
Prim Occ	91.97%
<$100K Bal %	11.09%
2-yr Prepay Penalty %	50.30%
Initial Target OC %	
Total C/E% Aaa	
Total C/E% Aa2	
Total C/E% A2	
Mth 37 Loss Trig	
Moody's Base Case Loss	
S&P single-B Loss	
Fitch single-B Loss	

* There are 72 loans, or 0.89% of the pool, for which FICO scores are not available. These are excluded from FICO calculations.

** There are 137 loans, or 3.42% of the pool balance, for which DTI are not available. These are excluded from DTI calculations

Originator/ Source	WA LTV	WA CLTV	WA SS CLTV	WAFICO *	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI% **	DTI% > 45	% with MI
Option One	78.62	79.36	83.52	621	7.452	100.00	34.46	6.43	99.01	21.38	17.29	57.98	22.31	40.38	34.51	0.00
Total:	**78.62**	**79.36**	**83.52**	**621**	**7.452**	**100.00**	**34.46**	**6.43**	**99.01**	**21.38**	**17.29**	**57.98**	**22.31**	**40.38**	**34.51**	**0.00**

Documentation	WALTV	WACLTV	WA SS CLTV	WAFICO *	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI% **	DTI% > 45	% with MI
Full	79.49	80.35	85.61	608	7.482	57.98	33.33	3.41	98.91	27.09	15.03	100.00	18.78	40.80	38.92	0.00
Non-Full	77.42	78.01	80.63	640	7.411	42.02	36.02	10.60	99.14	13.49	20.41	0.00	27.18	39.79	28.43	0.00
Total:	**78.62**	**79.36**	**83.52**	**621**	**7.452**	**100.00**	**34.46**	**6.43**	**99.01**	**21.38**	**17.29**	**57.98**	**22.31**	**40.38**	**34.51**	**0.00**

Interest Only	WALTV	WACLTV	WA SS CLTV	WAFICO *	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI% **	DTI% > 45	% with MI
2-yr IO	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Other IO	80.21	80.21	84.51	641	6.694	22.31	16.60	0.47	100.00	22.79	41.62	48.81	100.00	41.41	39.47	0.00
Non-IO	78.17	79.12	83.23	615	7.670	77.69	39.59	8.15	98.72	20.97	10.31	60.62	0.00	40.08	33.09	0.00
Total	**78.62**	**79.36**	**83.52**	**621**	**7.452**	**100.00**	**34.46**	**6.43**	**99.01**	**21.38**	**17.29**	**57.98**	**22.31**	**40.38**	**34.51**	**0.00**

FICO	WALTV	WACLTV	WA SS CLTV	WAFICO *	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI% **	DTI% > 45	% with MI
N/A	73.86	73.86	74.02	N/A	8.540	0.89	20.13	0.74	100.00	0.81	18.39	66.78	0.00	37.57	23.96	0.00
500 - 559	75.37	75.75	76.17	533	8.781	16.04	17.45	3.88	99.41	3.39	11.34	67.09	2.01	40.34	35.00	0.00
560 - 599	77.51	78.47	82.82	582	7.760	20.20	35.84	2.93	98.69	21.87	12.58	75.13	17.09	40.42	36.33	0.00
600 - 639	79.62	80.39	85.11	620	7.255	25.62	35.11	5.21	99.00	24.39	18.36	63.06	29.07	40.63	36.28	0.00
640 - 679	79.30	80.11	85.60	657	6.922	21.28	37.74	8.33	98.95	27.79	21.13	46.51	32.87	40.14	34.08	0.00
680 >=	81.05	81.79	86.98	715	6.691	15.97	45.21	13.18	99.02	26.59	22.35	33.81	25.61	40.46	30.05	0.00
Total:	**78.62**	**79.36**	**83.52**	**621**	**7.452**	**100.00**	**34.46**	**6.43**	**99.01**	**21.38**	**17.29**	**57.98**	**22.31**	**40.38**	**34.51**	**0.00**

Current Balance	WALTV	WACLTV	WA SS CLTV	WAFICO *	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI% **	DTI% > 45	% with MI
<80000	70.94	78.66	82.98	603	8.844	5.88	37.84	11.88	90.14	21.61	3.17	77.94	0.27	36.67	25.98	0.00
80000 - 99999	76.11	78.53	85.54	605	8.294	5.21	50.64	7.16	96.61	35.64	3.61	74.32	2.21	37.89	27.01	0.00
100000 >=	79.28	79.46	83.44	623	7.311	88.91	33.29	6.03	99.73	20.52	19.03	55.71	24.94	40.78	35.52	0.00
Total:	**78.62**	**79.36**	**83.52**	**621**	**7.452**	**100.00**	**34.46**	**6.43**	**99.01**	**21.38**	**17.29**	**57.98**	**22.31**	**40.38**	**34.51**	**0.00**

Lien Position	WALTV	WACLTV	WA SS CLTV	WAFICO *	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI% **	DTI% > 45	% with MI
First Lien	79.22	79.22	83.41	621	7.423	99.01	34.30	6.50	100.00	21.59	17.09	57.93	22.53	40.34	34.26	0.00
Second Lien	19.60	94.16	94.16	622	10.363	0.99	50.83	0.00	0.00	0.00	37.31	63.56	0.00	44.84	59.74	0.00
Total:	**78.62**	**79.36**	**83.52**	**621**	**7.452**	**100.00**	**34.46**	**6.43**	**99.01**	**21.38**	**17.29**	**57.98**	**22.31**	**40.38**	**34.51**	**0.00**

CLTV	WA SS CLTV	WAFICO *	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI% **	DTI% > 45	% with MI
<= 80.00	79.96	617	7.339	65.12	36.85	4.68	99.74	32.33	18.65	56.13	20.94	40.02	34.33	0.00
80.01 - 85.00	84.60	619	7.446	9.57	18.17	9.31	99.76	2.33	17.95	58.67	29.04	40.65	34.48	0.00
85.01 - 90.00	89.70	636	7.573	13.63	34.31	13.37	99.96	0.44	15.03	54.18	25.26	41.21	34.22	0.00
90.01 - 95.00	94.63	629	7.781	10.20	32.45	5.98	99.67	0.37	10.89	71.52	23.56	40.95	34.24	0.00
95.01 - 100.00	99.66	635	9.109	1.48	50.13	4.05	48.52	0.00	18.47	77.11	2.89	43.51	47.41	0.00
Total:	**83.52**	**621**	**7.452**	**100.00**	**34.46**	**6.43**	**99.01**	**21.38**	**17.29**	**57.98**	**22.31**	**40.38**	**34.51**	**0.00**

SSCLTV	WAFICO *	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI% **	DTI% > 45	% with MI
<= 80.00	606	7.501	44.19	15.99	6.80	99.62	0.30	19.37	48.16	19.46	39.24	31.70	0.00
80.01 - 85.00	621	7.416	9.54	16.75	9.34	99.76	2.03	18.01	58.13	30.06	40.92	35.41	0.00
85.01 - 90.00	635	7.566	13.86	34.40	13.25	99.96	2.11	14.97	54.38	25.46	40.98	33.67	0.00
90.01 - 95.00	632	7.699	11.52	35.64	5.54	99.71	11.75	14.13	68.07	25.05	41.12	35.23	0.00
95.01 - 100.00	639	7.154	20.89	81.04	0.29	96.35	92.91	15.85	75.54	21.18	41.72	40.23	0.00
Total:	**621**	**7.452**	**100.00**	**34.46**	**6.43**	**99.01**	**21.38**	**17.29**	**57.98**	**22.31**	**40.38**	**34.51**	**0.00**

Coupon-ARM	WALTV	WACLTV	WA SS CLTV	WAFICO *	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI% **	DTI% > 45	% with MI
<= 8.000	79.97	79.97	85.58	634	6.920	73.52	40.52	5.18	100.00	28.65	21.15	56.10	33.63	40.79	35.07	0.00
8.001 - 9.000	80.96	80.96	82.98	578	8.512	16.58	29.64	10.13	100.00	11.26	8.08	62.17	4.59	39.99	34.01	0.00
9.001 - 10.000	79.81	79.81	80.08	552	9.483	7.07	17.22	10.95	100.00	1.83	5.77	60.04	0.18	39.25	32.42	0.00
10.001 - 11.000	75.94	75.94	76.04	533	10.446	2.22	9.22	10.84	100.00	1.02	5.18	59.21	0.00	37.82	29.30	0.00
11.001 - 12.000	75.73	75.73	75.94	533	11.472	0.53	9.30	4.77	100.00	1.40	7.57	59.71	0.00	37.39	14.21	0.00
12.001 - 13.000	64.11	64.11	64.11	532	12.196	0.08	0.00	0.00	100.00	0.00	0.00	62.58	0.00	40.67	54.49	0.00
Total:	**80.00**	**80.00**	**84.48**	**617**	**7.472**	**100.00**	**36.18**	**6.53**	**100.00**	**23.09**	**17.45**	**57.48**	**25.50**	**40.46**	**34.49**	**0.00**

Coupon-fixed rate	WALTV	WACLTV	WA SS CLTV	WAFICO *	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI% **	DTI% > 45	% with MI
<= 8.000	73.34	73.34	75.37	656	6.780	77.08	17.06	5.00	100.00	10.40	17.87	59.29	5.68	39.56	32.88	0.00
8.001 - 9.000	76.88	81.73	86.54	626	8.499	13.49	51.82	12.39	93.14	23.80	4.13	62.40	2.47	40.15	34.93	0.00
9.001 - 10.000	62.51	84.97	88.00	619	9.531	4.31	51.56	9.09	70.91	15.16	16.98	70.91	0.00	40.45	35.30	0.00
10.001 - 11.000	30.21	91.31	91.50	607	10.574	3.17	43.84	0.00	18.62	1.26	25.55	61.27	0.00	44.75	59.17	0.00
11.001 - 12.000	23.24	92.23	92.23	575	11.500	1.80	71.23	0.00	6.46	0.00	28.51	84.47	0.00	44.07	62.09	0.00
12.001 - 13.000	51.60	71.42	71.42	559	12.196	0.17	0.00	0.00	75.20	0.00	24.80	100.00	0.00	46.43	53.43	0.00
Total:	**71.05**	**75.88**	**78.23**	**647**	**7.344**	**100.00**	**25.03**	**5.92**	**93.52**	**11.92**	**16.43**	**60.79**	**4.71**	**39.94**	**34.65**	**0.00**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Banc of America Securities

OOMLT 2005-3

Instructions: Please also provide info on conforming and non-conforming pool

	Aggregate pool	Group 1 (conforming)	Group 2 (mix)
gross WAC	7.452%	7.464%	7.447%
wtd avg FICO*	621	621	621
FICO < 600*	36.24%	39.75%	34.64%
FICO 600-650	33.19%	27.44%	35.81%
wtd avg CLTV	79.36%	79.34%	79.37%
CLTV = 80	33.17%	36.70%	31.57%
CLTV > 80.00	34.88%	34.06%	35.26%
CLTV 95.01 -100	1.48%	0.94%	1.73%
Full Doc (%)	57.98%	58.07%	57.94%
Stated Doc (%)	40.38%	41.80%	39.73%
purch (%)	34.46%	30.25%	36.38%
CO refi (%)	60.26%	60.99%	59.93%
Own Occ (%)	91.97%	92.49%	91.74%
Prepay Penalty (%)	70.19%	69.94%	70.31%
DTI (%)**	40.38%	40.13%	40.50%
ARM ? (%)	84.65%	84.38%	84.76%
2/28 (%)	79.41%	79.23%	79.49%
3/27 (%)	4.78%	4.57%	4.87%
1st Lien (%)	99.01%	100.00%	98.55%
Avg Loan Balance	$178,895.12	$145,955.96	$199,337.19
# of Loans	5019	1922	3097
Loan Bal < $100k	11.09%	15.33%	9.16%
Mtg Rates > 12%	0.10%	0.00%	0.14%
Manuf Housing (%)	0.96%	0.00%	1.40%
largest state	CA (17.29%)	CA (13.19%)	CA (19.15%)
silent 2nd (%)	21.38%	25.20%	19.64%
IO loans (%)	22.31%	8.95%	28.37%
5yr IO	22.31%	8.95%	28.37%
2 yr IO	0.00%	0.00%	0.00%
IO: FICO	641	664	638
IO: CLTV	80.21%	82.25%	79.92%
IO: DTI	41.41%	38.67%	41.81%
IO: full doc	10.89%	6.21%	13.01%
IO: purch	3.70%	0.56%	5.13%

* *There are 72 loans, or 0.89% of the pool, for which FICO scores are not available. These are excluded from FICO calculations.*

** There are 137 loans, or 3.42% of the pool balance, for which DTI are not available. These are excluded from DTI calculations

Deal Name: OOMLT 2005-3

Banc of America Securities

Cells in black represent percentages of total pool
*Cells in blue represent averages or percentages for each row

FICO & Documentation & Purpose of Loan

FICO Score	Full DOC	Stated Doc	Other Doc	All Docs	Purch	CO refi	WAC*	Avg Prin Bal ($)*	Current LTV*	% IO loans*	% silent 2nds*
N/A	0.59%	0.22%	0.07%	0.89%	0.18%	0.64%	8.540	110715.44	73.83	0.00	0.81
500	0.04%	0.05%	0.00%	0.08%	0.01%	0.08%	9.784	94271.42	59.80	0.00	0.00
501-550	9.07%	3.91%	0.02%	12.99%	2.17%	10.16%	8.849	160026.23	76.02	1.68	3.76
551-600	17.16%	6.34%	0.10%	23.60%	8.05%	14.10%	7.840	160885.31	77.91	15.70	19.93
601-650	19.80%	12.79%	0.17%	32.75%	11.36%	19.92%	7.191	183799.77	80.17	30.85	24.35
651-700	8.49%	11.37%	0.56%	20.43%	8.36%	10.76%	6.827	199141.84	80.49	30.36	29.72
701-750	2.12%	4.40%	0.34%	6.86%	3.34%	3.23%	6.703	216932.12	82.30	23.63	24.31
751-800	0.71%	1.21%	0.30%	2.22%	0.95%	1.25%	6.645	246140.49	82.10	20.59	20.88
801-850	0.01%	0.09%	0.07%	0.17%	0.05%	0.12%	6.146	224071.43	64.94	0.00	0.00
Total	57.98%	40.38%	1.64%	100.00%	34.46%	60.26%	7.452	178895.12	79.25	22.31	21.38

LTV & FICO

Current LTV	FICO N/A	500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800	801 - 850	total *FICO	Avg Prin Bal ($)*	WAC*	Gross *Margin	% Limited Doc*	% Stated Doc*	% IO loans*	% silent 2nds*
0-10.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0	0	0.000	0.00	0.00	0.00	0.00	0.00
10.01-20.00	0.01%	0.00%	0.01%	0.04%	0.01%	0.01%	0.00%	0.00%	0.00%	594	78700	7.503	5.778	0.00	84.12	0.00	0.00
20.01-30.00	0.02%	0.01%	0.05%	0.11%	0.24%	0.04%	0.04%	0.00%	0.00%	615	126908.36	7.066	5.426	0.00	47.68	23.28	0.00
30.01-40.00	0.01%	0.01%	0.24%	0.33%	0.07%	0.22%	0.06%	0.02%	0.00%	601	140631.44	7.270	5.93	0.00	43.15	11.28	7.29
40.01-50.00	0.06%	0.01%	0.24%	0.43%	0.47%	0.19%	0.06%	0.02%	0.01%	608	143691.1	7.395	5.476	0.00	55.78	9.15	4.47
50.01-60.00	0.06%	0.02%	0.64%	1.21%	0.93%	0.51%	0.10%	0.01%	0.01%	602	176287.06	7.324	5.58	0.87	50.37	23.51	1.38
60.01-70.00	0.17%	0.03%	2.49%	2.72%	3.08%	1.89%	0.40%	0.13%	0.13%	606	195189.14	7.309	5.57	0.09	48.26	21.03	2.41
70.01-80.00	0.38%	0.02%	6.05%	11.55%	15.26%	10.30%	3.03%	1.03%	0.02%	621	172098.62	7.348	5.374	0.64	40.18	21.44	43.26
80.01-90.00	0.06%	0.00%	2.08%	4.77%	8.97%	4.60%	2.11%	0.64%	0.00%	629	205300.65	7.522	5.715	0.65	41.58	26.90	1.22
90.01-100.00	0.13%	0.00%	1.19%	2.45%	3.72%	2.67%	1.06%	0.35%	0.00%	630	163879.27	7.953	5.943	1.11	25.42	20.19	0.32
Total	0.89%	0.08%	12.99%	23.60%	32.75%	20.43%	6.86%	2.22%	0.17%	621	178895.12	7.452	5.554	0.63	40.38	22.31	21.38

Prin Balance & FICO

Principal Balance	FICO N/A	500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800	801 - 850	total *FICO	Current LTV*	WAC*	Gross Margin*	% Limited Doc*	% Stated Doc*	% IO loans*	% silent 2nds*
0.01 - 50,000.00	0.04%	0.01%	0.08%	0.11%	0.09%	0.02%	0.01%	0.00%	0.00%	585	62.96	8.777	6.269	0.00	26.43	0.00	1.55
50,000.01 - 100,000.00	0.31%	0.03%	1.84%	3.53%	3.52%	1.59%	0.45%	0.07%	0.00%	605	78.40	8.540	6.081	0.27	22.71	1.54	28.31
100,000.01 - 150,000.00	0.15%	0.00%	2.93%	5.06%	5.27%	3.21%	0.90%	0.20%	0.02%	611	79.38	7.709	5.732	0.74	26.16	6.89	31.32
150,000.01 - 200,000.00	0.19%	0.02%	2.21%	4.04%	5.62%	3.02%	0.97%	0.20%	0.06%	616	79.22	7.409	5.588	0.48	32.48	13.64	25.93
200,000.01 - 250,000.00	0.05%	0.03%	1.57%	2.79%	4.35%	2.72%	0.87%	0.42%	0.00%	624	78.77	7.296	5.474	0.00	44.49	23.74	18.98
250,000.01 - 300,000.00	0.00%	0.00%	1.12%	2.14%	3.34%	2.29%	0.67%	0.27%	0.00%	627	79.62	7.191	5.459	0.63	47.37	32.40	18.06
300,000.01 - 350,000.00	0.11%	0.00%	0.94%	1.60%	2.32%	1.65%	0.80%	0.18%	0.00%	627	79.65	7.116	5.440	0.48	51.38	36.19	10.85
350,000.01 - 400,000.00	0.04%	0.00%	0.59%	1.08%	1.39%	1.43%	0.67%	0.25%	0.00%	636	81.93	7.292	5.488	0.78	59.21	31.77	24.68
400,000.01 - 450,000.00	0.00%	0.00%	0.24%	0.49%	1.60%	1.32%	0.19%	0.24%	0.09%	648	82.06	7.052	5.176	1.14	55.72	50.97	14.80
450,000.01 - 500,000.00	0.00%	0.00%	0.27%	0.38%	1.22%	0.79%	0.22%	0.22%	0.00%	640	81.96	6.852	5.335	1.67	48.34	36.30	12.16
500,000.01 - 550,000.00	0.00%	0.00%	0.11%	0.24%	0.89%	1.11%	0.41%	0.12%	0.00%	655	82.31	6.726	4.905	0.00	60.91	42.87	14.17
550,000.01 - 600,000.00	0.00%	0.00%	0.20%	0.45%	0.65%	0.19%	0.13%	0.07%	0.00%	621	79.77	7.301	5.603	3.93	53.44	26.90	7.82
600,000.01 - 650,000.00	0.00%	0.00%	0.21%	0.41%	0.71%	0.21%	0.28%	0.00%	0.00%	627	78.56	7.091	5.448	0.00	54.05	46.24	7.65
650,000.01 - 700,000.00	0.00%	0.00%	0.08%	0.23%	0.52%	0.00%	0.00%	0.00%	0.00%	604	80.13	7.501	5.882	9.37	45.26	45.24	0.00
700,000.01 - 750,000.00	0.00%	0.00%	0.00%	0.25%	0.08%	0.24%	0.08%	0.00%	0.00%	628	74.63	6.534	5.118	0.00	49.98	25.14	0.00
> 750,000.00	0.00%	0.00%	0.59%	0.79%	1.18%	0.62%	0.23%	0.00%	0.00%	616	71.25	6.983	5.161	0.00	61.98	48.63	9.32
Total	0.89%	0.08%	12.99%	23.60%	32.75%	20.43%	6.86%	2.22%	0.17%	621	79.25	7.452	5.554	0.63	40.38	22.31	21.38

Deal Name: OOMLT 2005-3

Banc of America Securities

Cells in black represent percentages of total pool
*Cells in blue represent averages or percentages for each row

Mortg Rates & FICO

Mortgage Rates	FICO N/A	500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800	801 - 850	total FICO*	Current LTV*	WAC*	Gross Margin*	Avg Prin Bal ($)	% Limited Doc*	% Stated Doc*	% IO loans*	% silent 2nds*
4.001-4.500%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0	0.00	0.000	0.000	0.00	0.00	0.00	0.00	0.00
4.501-5.000%	0.00%	0.00%	0.00%	0.00%	0.02%	0.06%	0.02%	0.00%	0.00%	685	80.00	4.957	3.507	302666.67	0.00	83.70	75.77	40.53
5.001-5.500%	0.00%	0.00%	0.02%	0.17%	0.39%	0.64%	0.20%	0.10%	0.05%	669	73.34	5.325	3.902	235467.41	1.27	32.04	60.80	39.93
5.501-6.000%	0.00%	0.00%	0.06%	0.51%	2.13%	2.55%	1.47%	0.37%	0.05%	670	75.99	5.871	4.225	267761.98	0.00	39.63	48.91	31.27
6.001-6.500%	0.00%	0.00%	0.12%	1.69%	5.19%	5.01%	1.44%	0.47%	0.00%	653	76.26	6.301	4.675	242582.38	0.00	42.44	35.24	23.13
6.501-7.000%	0.03%	0.00%	0.70%	2.99%	8.53%	5.28%	1.74%	0.56%	0.08%	642	78.92	6.805	4.992	209304.05	0.53	43.60	33.01	25.72
7.001-7.500%	0.11%	0.00%	0.55%	4.02%	6.37%	2.88%	1.00%	0.53%	0.00%	628	79.99	7.291	5.379	192819.02	0.66	44.04	21.09	26.15
7.501-8.000%	0.15%	0.00%	1.85%	5.47%	5.11%	2.65%	0.56%	0.18%	0.00%	611	81.37	7.776	5.765	167383.32	0.21	38.31	14.68	23.67
8.001-8.500%	0.26%	0.00%	1.88%	3.26%	2.39%	0.72%	0.20%	0.01%	0.00%	592	81.90	8.284	6.218	154944.12	1.50	32.51	5.14	16.80
8.501-9.000%	0.11%	0.03%	2.49%	2.79%	1.40%	0.41%	0.14%	0.01%	0.00%	575	79.98	8.778	6.684	137676.55	0.68	40.75	3.35	8.23
9.001-9.500%	0.06%	0.00%	1.97%	1.09%	0.52%	0.14%	0.03%	0.00%	0.00%	560	80.38	9.290	7.161	128348.22	1.82	41.81	0.00	3.60
9.501-10.000%	0.06%	0.02%	1.44%	0.85%	0.35%	0.07%	0.05%	0.00%	0.00%	557	80.15	9.754	7.432	117682.90	3.67	28.81	0.38	2.56
10.001-10.500%	0.05%	0.01%	0.93%	0.28%	0.15%	0.00%	0.00%	0.00%	0.00%	543	77.01	10.263	7.799	112195.30	0.75	40.53	0.00	0.68
10.501-11.000%	0.01%	0.01%	0.54%	0.18%	0.16%	0.04%	0.00%	0.00%	0.00%	556	82.22	10.788	8.134	90999.70	0.00	38.98	0.00	1.66
11.001-11.500%	0.01%	0.01%	0.18%	0.22%	0.00%	0.00%	0.00%	0.00%	0.00%	553	86.18	11.262	8.085	74762.06	0.00	27.95	0.00	1.50
> 11.500%	0.02%	0.00%	0.27%	0.07%	0.04%	0.00%	0.00%	0.00%	0.00%	544	73.84	11.884	8.065	81908.79	0.00	33.00	0.00	0.00
Total	0.89%	0.08%	12.99%	23.60%	32.75%	20.43%	6.86%	2.22%	0.17%	621	79.25	7.452	5.554	178895.12	0.63	40.38	22.31	21.38

Mortg Rates & LTV

Mortgage Rates	LTV 40 or less	LTV 40.01-50	50.01-60	60.01 - 70	70.01 - 80	80.01 - 90	90.01 - 100	LTV > 100	total LTV*	avg FICO*	Gross Margin*	Avg Prin Bal ($)	% Limited Doc*	% Stated Doc*	% IO loans*	% silent 2nds*
4.001-4.500%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00	0	0.000	0.00	0.00	0.00	0.00	0.00
4.501-5.000%	0.00%	0.00%	0.00%	0.00%	0.10%	0.00%	0.00%	0.00%	80.00	685	3.507	302666.67	0.00	83.70	75.77	40.53
5.001-5.500%	0.04%	0.05%	0.22%	0.24%	0.84%	0.19%	0.00%	0.00%	73.34	669	3.902	235467.41	1.27	32.04	60.80	39.93
5.501-6.000%	0.22%	0.09%	0.31%	1.10%	3.92%	1.24%	0.25%	0.00%	75.99	670	4.225	267761.98	0.00	39.63	48.91	31.27
6.001-6.500%	0.29%	0.27%	0.59%	2.15%	7.25%	2.73%	0.64%	0.00%	76.26	653	4.675	242582.38	0.00	42.44	35.24	23.13
6.501-7.000%	0.15%	0.34%	0.71%	2.44%	9.92%	4.39%	1.95%	0.00%	78.92	642	4.992	209304.05	0.53	43.60	33.01	25.72
7.001-7.500%	0.24%	0.14%	0.58%	1.22%	7.70%	3.98%	1.61%	0.00%	79.99	628	5.379	192819.02	0.66	44.04	21.09	26.15
7.501-8.000%	0.31%	0.20%	0.19%	1.32%	6.79%	4.65%	2.52%	0.00%	81.37	611	5.765	167383.32	0.21	38.31	14.68	23.67
8.001-8.500%	0.08%	0.13%	0.18%	0.77%	3.52%	2.35%	1.68%	0.00%	81.90	592	6.218	154944.12	1.50	32.51	5.14	16.80
8.501-9.000%	0.09%	0.12%	0.34%	0.63%	3.36%	1.68%	1.17%	0.00%	79.98	575	6.684	137676.55	0.68	40.75	3.35	8.23
9.001-9.500%	0.02%	0.02%	0.12%	0.36%	1.89%	0.85%	0.56%	0.00%	80.38	560	7.161	128348.22	1.82	41.81	0.00	3.60
9.501-10.000%	0.02%	0.08%	0.10%	0.33%	1.11%	0.77%	0.44%	0.00%	80.15	557	7.432	117682.90	3.67	28.81	0.38	2.56
10.001-10.500%	0.05%	0.01%	0.09%	0.19%	0.71%	0.23%	0.15%	0.00%	77.01	543	7.799	112195.30	0.75	40.53	0.00	0.68
10.501-11.000%	0.02%	0.01%	0.05%	0.13%	0.26%	0.13%	0.33%	0.00%	82.22	556	8.134	90999.70	0.00	38.98	0.00	1.66
11.001-11.500%	0.00%	0.02%	0.01%	0.05%	0.11%	0.02%	0.21%	0.00%	86.18	553	8.085	74762.06	0.00	27.95	0.00	1.50
> 11.500%	0.00%	0.02%	0.04%	0.13%	0.13%	0.03%	0.05%	0.00%	73.84	544	8.065	81908.79	0.00	33.00	0.00	0.00
Total	1.52%	1.49%	3.51%	11.04%	47.63%	23.23%	11.57%	0.00%	79.25	621	5.554	178895.12	0.63	40.38	22.31	21.38

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

		% of pool	average LTV	CLTV above 80%	CLTV above 90%	% full doc	% owner occ	ave wac	% below 100k	% above 500k	% IO	ave DTI	DTI > 45%		
A	FICO below 600	37.12	77.18	28.73	10.1	71.46	96.09	8.220	15.12	9.3	10.16	40.32	35.46		
	FICO below 580	25.28	76.49	27.3	9.19	69.11	95.4	8.527	15.59	8.63	3.2	40.3	34.99		
	FICO below 560	16.93	75.65	25.01	9.28	67.08	95.63	8.768	15.72	9.66	1.91	40.19	34.42		

		% of pool	average LTV	FICO <600	FICO < 575	% full doc	% owner occ	ave wac	% below 100k	% above 500k	% IO	ave DTI	DTI > 45%	CLTV above 80%	CLTV > 90%
B	LTV above 85%	25.31	92.25	28.73	16.21	62.51	87.58	7.747	9.91	9.80	23.26	41.24	35.00	100.00	46.15
	LTV above 90%	11.68	95.26	32.11	17.78	72.23	91.16	7.949	13.92	6.91	20.94	41.28	35.91	100.00	100.00
	LTV above 95%	1.48	99.66	24.03	12.34	77.11	94.57	9.109	49.40	0.00	2.89	43.51	47.41	100.00	100.00

		% of pool	average LTV	FICO <600	FICO < 575	% full doc	% owner occ	ave wac	% below 100k	% above 500k	% IO	ave DTI	DTI > 45%	CLTV above 80%	CLTV > 90%
C	DTI > 40%	53.83	80.14	36.55	21.74	59.90	93.17	7.408	8.74	12.11	25.35	47.50	64.12	36.14	11.98
	DTI > 45%	34.51	79.95	38.14	22.20	65.39	92.59	7.412	8.50	11.58	25.51	50.26	100.00	35.23	12.15
	DTI > 50%	15.22	79.35	42.74	24.33	74.42	92.14	7.426	8.18	13.07	23.28	53.64	100.00	34.29	14.56
	Average DTI														

D		% of pool	average LTV	FICO <600	FICO < 575	% full doc	% owner occ	ave wac	% below 100k	% above 500k	% IO	ave DTI	DTI > 45%	CLTV above 80%	CLTV > 90%
	Non Owner Occ	6.43	81.00	18.98	14.06	30.76	0.00	7.991	16.66	11.89	1.62	39.59	30.56	52.60	10.41
	Stated Docs	40.38	77.83	25.76	17.13	0.00	87.30	7.401	6.28	15.98	28.09	39.75	28.96	31.21	7.29
	Loans below 100k	11.09	78.60	50.62	31.52	76.24	89.56	8.586	100.00	0.00	1.18	37.25	26.46	28.97	14.66
	IO Loans	22.31	80.21	16.92	2.47	48.81	99.02	6.694	0.59	21.18	100.00	41.41	39.47	38.86	10.96

E When do IOs reset

Months to next reset (arms only)	Count	Balance ($)	% of Balance	WAC	Remaining Term	WA CLTV	WA FICO
0 - 5	2	710,761	0.09%	6.541%	356	75.53%	582
6 - 11	10	1,452,050	0.19	7.986	360	82.56	603
12 - 17	5	732,188	0.1	8.427	351	73.5	565
18 - 23	478	87,120,990	11.46	7.605	358	81.05	617
24 - 29	3,390	626,728,106	82.46	7.489	360	80.03	615
30 - 35	30	4,931,493	0.65	7.032	358	77.41	647
36 - 41	182	37,959,230	4.99	6.924	360	78.04	640
54 - 59							
60>=	2	371,500	0.05	6.031	358	28.48	614
Total:	**4,099**	**760,006,319**	**100.00%**	**7.472%**	**359**	**80.00%**	**617**

F Is DTI off current mortgage rate for IO

G Summary of pool per grades

Credit Grade	Count	Balance ($)	% of Balance	WAC	Remaining Term	WA LTV	WA FICO
A	269	46,316,197	5.16%	8.283%	358	76.38%	568
AA	558	103,534,659	11.53	7.886	358	80.46	586
AA+	3,728	676,735,627	75.37	7.169	358	80.21	637
B	283	45,055,822	5.02	8.657	359	74.25	559
C	115	17,237,815	1.92	9.228	360	69.33	552
CC	62	8,730,410	0.97	10.056	359	62.79	557
NG	4	264,100	0.03	8.156	360	84.49	613
Total:	**5,019**	**897,874,630**	**100.00%**	**7.452%**	**358**	**79.36%**	**621**

H What are top 10 cities and average strats for each

Top 10 Cities of Overall Pool	Loans	Balance ($)	Balance	Rate (%)	(months)	LTV	Score
BROOKLYN	30	$10,290,263.56	1.15%	7.494%	355	78.14%	637
MIAMI	40	7,774,299.01	0.87	7.307	360	81.49	641
LOS ANGELES	28	7,342,363.78	0.82	6.921	360	77.99	662
CHICAGO	41	6,912,118.45	0.77	7.821	357	78.84	616
HOUSTON	63	6,618,859.92	0.74	8.147	351	77.44	591
SACRAMENTO	21	6,545,993.20	0.73	6.978	359	79.74	631
LAS VEGAS	29	5,849,498.07	0.65	7.092	359	78.52	645
SAN DIEGO	15	5,688,059.36	0.63	6.567	359	78.8	654
BRONX	14	5,032,602.57	0.56	7.375	359	83.22	665
SAN JOSE	9	4,541,429.00	0.51	6.26	360	81.73	679
Total:	5,019	897,874,630	100.00%	7.452%	358	79.36%	621

I What % of pool are LTV above 90% and stated doc, IO, FICO below 600 or NOO?

LTV > 90	Loans	Balance ($)	% of Balance	Rate (%)	% stated Doctype	% IO Loans	% non-owner Occupied	% Fico Less Than 600
	638	104,877,605	11.68%	7.949	25.18	20.94	5.73	32.11

J What is max LTv fo stated income and minimum FICO for stated income?

MAX LTV, STATED INC.	100
MIN FICO, STATED INC.	500

K What is min FICO for loans above 90% LTV

Min Fico for ltv greater than 90:	503

L Seasoning hisotry - any over 3m? YES

M Excess spread? *Please refer to page 73 of the Termsheet*

N what is available funds cap schedule at forwards +200, fixed prepay at 50% CPR, ARM pay at 125% CPR

	Deal Name		Data
Collateral Characteristics	Pool Balance	$	897,874,629.65
	# of Loans	#	5019
	Avg Prin Balance	$	178,895.12
	WAC	%	7.452%
	WA Net Rate	%	
	WAM	#	358
	Seasoning	#	0
	Second Liens	%	0.994%
	WA CLTV	%	79.364%
	WA FICO	#	621
	Prepay Penalties	%	70.192%
Arm Characteristics	WAC (Arms only)	%	7.472%
	WAM (Arms only)	#	359
	WA Margin	%	5.554%
	WA Initial Cap	%	2.993%
	WA Periodic Cap	%	1.001%
	WA Cap	%	13.472%
	WA Months to Roll	#	24
Loan Type	Fixed	%	15.355%
	Balloons	%	0.000%
	2/28 Arms	%	79.410%
	3/27 Arms	%	4.777%
	Other Hybrid Arms	%	0.458%
Index	1-Month LIBOR	%	0.000%
	6-Month LIBOR	%	84.645%
	Other Index	%	0.000%
Loan Purpose	Purchase	%	34.463%
	Cash-Out Refi	%	60.262%
	Rate-Term Refi	%	5.275%
	Debt Consolidation	%	0.000%
Occupancy Status	Owner	%	91.973%
	Second Home	%	1.594%
	Investor	%	6.433%
Property Type	Single Family	%	74.675%
	2-4 Family	%	9.521%
	PUD	%	10.264%
	MH	%	0.964%
	Condo	%	4.577%
Doc Type	Full Doc	%	57.985%
	Stated Doc	%	40.377%

Please populate column D (&E) with the corresponding pool characteristics in Column B.

- For values in currency format, omit $.
- For values in percentage format, provide data to 3 decimal places and omit %.
- For WAC Net Rate, subtract servicing fee, trustee fee, and initial MI fee.
- For MI Flag, Y or N.

	Deal Name		Data
	Limited Doc	%	0.625%
	No Doc	%	0.942%
MI Data	MI Flag	Y/N	N
	% of Pool Covered	%	0.000%
	Effective LTV	%	N/A
FICO Distribution	FICO <460	%	0.000%
	FICO 460-479	%	0.000%
	FICO 480-499	%	0.000%
	FICO 500-519	%	4.198%
	FICO 520-539	%	5.398%
	FICO 540-559	%	6.587%
	FICO 560-579	%	8.430%
	FICO 580-599	%	11.948%
	FICO 600-619	%	12.503%
	FICO 620-639	%	13.349%
	FICO 640-659	%	12.872%
	FICO 660-679	%	8.596%
	FICO 680-699	%	6.303%
	FICO 700-719	%	4.146%
	FICO 720-739	%	2.428%
	FICO 740-759	%	1.594%
	FICO >760	%	1.646%
WA DTI		%	40.382%
DTI Distribution	DTI <10.00	%	3.615%
	DTI 10.00-19.99	%	3.177%
	DTI 20.00-29.99	%	11.634%
	DTI 30.00-39.99	%	27.744%
	DTI 40.00-49.99	%	38.607%
	DTI 50.00-59.99	%	14.682%
	DTI 60.00-69.99	%	0.469%
LTV Distribution	LTV <20	%	0.070%
	LTV 20.01-30	%	0.495%
	LTV 30.01-40	%	0.953%
	LTV 40.01-50	%	1.488%
	LTV 50.01-60	%	3.491%
	LTV 60.01-70	%	10.761%
	LTV 70.01-80	%	47.858%

	Deal Name		Data	
	LTV 80.01-90	%	23.204%	
	LTV 90.01-100	%	11.681%	
	LTV >100	%	0.000%	
			Data	Data
Loan Balance Distribution	$ 0-25,000	# & %		
	$ 25,001-50,000	# & %	3,216,026.29	0.358%
	$ 50,001-75,000	# & %	42,042,510.24	4.682%
	$ 75,001-100,000	# & %	59,812,078.90	6.662%
	$ 100,001-150,000	# & %	159,311,243.34	17.743%
	$ 150,001-200,000	# & %	146,579,069.46	16.325%
	$ 200,001-250,000	# & %	114,966,043.10	12.804%
	$ 250,001-300,000	# & %	88,367,561.04	9.842%
	$ 300,001-350,000	# & %	68,096,243.86	7.584%
	$ 350,001-400,000	# & %	49,010,750.39	5.459%
	$ 400,001-450,000	# & %	37,458,604.73	4.172%
	$ 450,001-500,000	# & %	27,794,001.64	3.096%
	$ 500,001-550,000	# & %	25,857,475.99	2.880%
	$ 550,001-600,000	# & %	15,211,124.72	1.694%
	$ 600,001-650,000	# & %	16,358,842.73	1.822%
	$ 650,001-700,000	# & %	7,340,416.12	0.818%
	$ 700,001-750,000	# & %	5,836,485.73	0.650%
	$ 750,001-800,000	# & %	3,868,222.17	0.431%
	$ 800,001-850,000	# & %	4,129,170.21	0.460%
	$ 850,001-900,000	# & %	2,662,375.00	0.297%
	$ 900,001-950,000	# & %	3,689,117.86	0.411%
	$ 950,001-1,000,000	# & %	2,932,500.00	0.327%
	> $ 1,000,001	# & %	13,334,766.13	1.485%
Geographic Distribution	AK	%	176,000.00	0.020%
	AL	%	3,379,935.29	0.376%
	AR	%	2,869,590.27	0.320%
	AZ	%	15,422,396.57	1.718%
	CA	%	155,262,547.14	17.292%
	CO	%	16,117,246.05	1.795%
	CT	%	19,602,594.46	2.183%
	DC	%	3,405,505.97	0.379%
	DE	%	977,911.27	0.109%
	FL	%	98,349,186.47	10.954%
	GA	%	21,098,168.45	2.350%
	HI	%	5,902,814.19	0.657%

Deal Name		Data	
IA	%	1,980,914.93	0.221%
ID	%	3,105,488.42	0.346%
IL	%	29,302,556.25	3.264%
IN	%	5,595,195.86	0.623%
KS	%	1,854,430.00	0.207%
KY	%	6,391,322.58	0.712%
LA	%	5,894,967.05	0.657%
MA	%	74,459,684.48	8.293%
MD	%	18,915,440.08	2.107%
ME	%	9,146,903.31	1.019%
MI	%	30,547,472.54	3.402%
MN	%	10,501,362.55	1.170%
MO	%	8,090,701.75	0.901%
MS	%	1,045,309.15	0.116%
MT	%	1,568,200.00	0.175%
NC	%	10,520,964.35	1.172%
ND	%	155,284.37	0.017%
NE	%	450,929.98	0.050%
NH	%	8,594,276.16	0.957%
NJ	%	49,478,131.16	5.511%
NM	%	0.00	0.000%
NV	%	11,412,379.07	1.271%
NY	%	65,435,173.75	7.288%
OH	%	18,865,081.35	2.101%
OK	%	3,803,410.51	0.424%
OR	%	5,093,909.52	0.567%
PA	%	23,033,170.96	2.565%
RI	%	15,757,920.86	1.755%
SC	%	5,981,572.60	0.666%
SD	%	182,400.00	0.020%
TN	%	6,401,548.34	0.713%
TX	%	58,082,474.15	6.469%
UT	%	2,574,780.65	0.287%
VA	%	32,616,177.02	3.633%
VT	%	3,881,766.25	0.432%
WA	%	12,601,451.87	1.403%
WI	%	9,514,841.65	1.060%
WV	%	0.00	0.000%
WY	%	2,473,140.00	0.275%

Balance	# of loans	WAC	WA FICO	WA LTV	Owner Occ %	Cashout Refi%	Full Doc%
$600,001-650,000	26	7.091	627	78.95	96.15	80.74	45.95
$650,001-700,000	11	7.501	604	81.14	73.07	54.77	45.36
$700,001-750,000	8	6.534	628	74.65	100.00	100.00	50.02
$751,001-800,000	5	6.832	611	74.22	100.00	100.00	39.68
$800,001-850,000	5	7.167	566	71.31	100.00	79.75	40.27
$850,001-900,000	3	7.023	645	71.94	100.00	66.41	0.00
$900,001-950,000	4	7.403	600	67.24	100.00	74.59	24.62
$950,001-1,000,000	3	6.988	655	76.23	100.00	100.00	32.82
>$1,000,000	12	6.845	622	71.62	92.13	59.66	49.29

Please populate appropriate loan characteristics for each loan bucket.

Product Type	WA IO Term	Number of Loans	Loan Balance	Avg. Loan Balance	% of Total IO	WA FICO	WA LTV	% Owner Occupied	% Purchase	WA DTI	% Full Doc
2/28 ARM 24 Month IO	na										
2/28 ARM 60 Month IO	na	602	176,341,430.20	292,925.96	88.05%	640	80.74	99.19	17.67	41.32	46.98
3/27 ARM 36 Month IO	na										
3/27 ARM 60 Month IO	na	60	17,120,966.24	285,349.44	8.55%	651	76.46	96.85	10.10	42.66	61.27
5/25 ARM 60 Month IO	na										
30 Fixed IO	60	24	6,497,290.00	270,720.42	3.24%	640	78.37	100.00	5.38	39.35	63.16
15 Fixed IO											
Other IO	60	1	321,500.00	321,500.00	0.16%	601	26.79	100.00	0.00	59.60	100.00
Totals:											

Please fill out chart with the appropriate characteristics for each rep line. Please note '% of total IO' should add up to 100%. Column F, I, J, L, and M refer to % within the specific product type so they should not sum to 100%.

Initial Periodic Caps

Product Type	%1.000-1.499	%1.500-1.999	%2.000-2.499	%2.500-2.999	%3.000-3.499	%3.500-3.99	%4.000-4.499	%4.500-4.999	%5.000-5.499
2/28 ARM 24 Month IO									
2/28 ARM 36 Month IO									
2/28 ARM 60 Month IO	336,000.00				176,005,430.20				
2/28 ARM 120 Month IO									
3/27 ARM 24 Month IO									
3/27 ARM 36 Month IO									
3/27 ARM 60 Month IO					17,120,966.24				
5/25 ARM 60 Month IO									
30 Fixed									
15 Fixed									
Other					321,500.00				

Please fill out with total value dollars for loans in the pool that fall into teach cell of the matrix.

BancofAmericaSecurities

Fortress

Deal Name: OOMLT 2005-3

IO/Non-IO

	Number of Home Equity Loans	Statistical Calculation Date of Loan Balance	% of Statistical Calculation Date of Loan Balance	Wtd. Avg. Original Credit Score	Wtd. Avg. OLTV	Wtd. Avg. CLTV	Wtd. Avg. CLTV with Silent Second
1st Lien IO loans with a Silent Second	180	$45,640,514.89	5.08%	655	79.97%	79.97%	98.85%
1st Lien IO loans without a Silent Second	507	154,640,671.55	17.22	637	80.28	80.28	80.28
1st Lien Non-IO loans with a Silent Second	1050	146,291,395.93	16.29	634	79.55	79.55	99.16
1st Lien Non-IO loans without a Silent Second	3162	542,374,981.51	60.41	610	78.76	78.76	78.76
2nd Lien Non-IO loans without a Silent Second	120	8,927,065.77	0.99	622	19.60	94.16	94.16
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**621**	**78.62%**	**79.36%**	**83.52%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3 - Total Pool

Banc of America Securities 

We needs strats broken out in this format for Total ARMs, Total Fixed, Total IO Loans seperately
We also need this for the total pool combined

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
25,001 to 50,000	64	$3,200,000.00	0.35%	$49,603.83	8.768%	63.41%	586
50,001 to 75,000	674	42,110,319.80	4.69	62,439.01	8.903	79.47	605
75,001 to 100,000	677	59,822,591.30	6.66	88,348.71	8.286	77.68	604
100,001 to 125,000	693	77,655,718.70	8.65	112,040.74	7.875	80.17	608
125,001 to 150,000	595	81,676,220.70	9.10	137,255.48	7.552	78.68	613
150,001 to 175,000	442	71,453,880.15	7.96	161,625.45	7.433	79.88	613
175,001 to 200,000	401	75,148,995.40	8.37	187,383.09	7.386	78.68	619
200,001 to 225,000	269	57,145,410.00	6.36	212,418.35	7.275	78.22	621
225,001 to 250,000	243	57,834,078.50	6.44	237,965.05	7.317	79.41	627
250,001 to 275,000	179	46,971,571.20	5.23	262,377.75	7.217	79.37	623
275,001 to 300,000	144	41,406,329.00	4.61	287,513.50	7.162	80.22	630
300,001 to 333,700	141	44,563,460.00	4.96	316,006.58	7.163	80.29	629
333,701 to 350,000	69	23,544,261.00	2.62	341,149.51	7.028	78.61	625
350,001 to 600,000	351	155,358,890.40	17.30	442,541.19	7.062	82.00	641
600,001 to 1,000,000	65	46,830,686.00	5.21	720,263.54	7.085	76.20	617
1,000,001 or greater	12	13,337,150.00	1.49	1,111,230.51	6.845	71.62	622
Total:	**5,019**	**$898,059,562.15**	**100.00%**	**$178,895.12**	**7.452%**	**79.36%**	**621**

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
$25,001 to $50,000	65	$3,216,026.29	0.36%	49,477.33	8.777%	63.43%	585
$50,001 to $75,000	673	42,042,510.24	4.68	62,470.30	8.902	79.49	606
$75,001 to $100,000	677	59,812,078.90	6.66	88,348.71	8.286	77.68	604
$100,001 to $125,000	693	77,644,233.95	8.65	112,040.74	7.875	80.17	608
$125,001 to $150,000	595	81,667,009.39	9.10	137,255.48	7.552	78.68	613
$150,001 to $175,000	442	71,438,449.40	7.96	161,625.45	7.433	79.88	613
$175,001 to $200,000	401	75,140,620.06	8.37	187,383.09	7.386	78.68	619
$200,001 to $225,000	269	57,140,535.83	6.36	212,418.35	7.275	78.22	621
$225,001 to $250,000	243	57,825,507.27	6.44	237,965.05	7.317	79.41	627
$250,001 to $275,000	179	46,965,617.61	5.23	262,377.75	7.217	79.37	623
$275,001 to $300,000	144	41,401,943.43	4.61	287,513.50	7.162	80.22	630
$300,001 to $333,700	141	44,556,927.83	4.96	316,006.58	7.163	80.29	629
$333,701 to $350,000	69	23,539,316.03	2.62	341,149.51	7.028	78.61	625
$350,001 to $600,000	351	155,331,957.47	17.30	442,541.19	7.062	82.00	641
$600,001 to $1,000,000	65	46,817,129.82	5.21	720,263.54	7.085	76.20	617
$1,000,001 or greater	12	13,334,766.13	1.49	1,111,230.51	6.845	71.62	622
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**$178,895.12**	**7.452%**	**79.36%**	**621**

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
4.500% to 4.999%	2	$368,000.00	0.04%	184,000.00	4.893%	80.00%	690
5.000% to 5.499%	44	10,592,090.40	1.18	240,729.33	5.241	72.96	666
5.500% to 5.999%	238	64,107,560.88	7.14	269,359.50	5.839	75.84	671
6.000% to 6.499%	442	107,121,442.12	11.93	242,356.20	6.249	75.91	653
6.500% to 6.999%	894	190,625,612.84	21.23	213,227.75	6.76	79.14	644
7.000% to 7.499%	682	130,807,953.32	14.57	191,800.52	7.24	79.82	630
7.500% to 7.999%	897	153,899,783.37	17.14	171,571.66	7.733	81.46	612
8.000% to 8.499%	488	74,515,051.03	8.30	152,694.78	8.223	81.78	595
8.500% to 8.999%	522	74,883,281.85	8.34	143,454.56	8.728	80.51	575
9.000% to 9.499%	251	32,361,876.40	3.60	128,931.78	9.236	80.24	560
9.500% to 9.999%	249	29,137,137.26	3.25	117,016.62	9.707	80.41	560
10.000% to 10.499%	112	12,247,311.39	1.36	109,350.99	10.218	76.93	543
10.500% to 10.999%	93	8,853,167.13	0.99	95,195.35	10.718	81.98	552
11.000% to 11.499%	55	4,392,166.02	0.49	79,857.56	11.182	83.86	557
11.500% to 11.999%	36	2,868,308.73	0.32	79,675.24	11.732	77.95	548
12.000% to 12.499%	13	1,009,011.91	0.11	77,616.30	12.115	71.02	546
12.500% to 12.999%	1	84,875.00	0.01	84,875.00	12.65	66.57	514
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**$178,895.12**	**7.452%**	**79.36%**	**621**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
1 to 180	69	$6,474,405.80	0.72%	93,831.97	7.746%	68.64%	633
181 to 240	23	2,464,535.81	0.27	107,153.73	7.649	76.60	629
241 to 360	4,927	888,935,688.04	99.00	180,421.29	7.449	79.45	621
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**$178,895.12**	**7.452%**	**79.36%**	**621**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
61 to 120	3	$161,006.81	0.02%	53,668.94	9.198%	66.25%	596
121 to 180	66	6,313,398.99	0.70	95,657.56	7.709	68.70	634
181 to 240	23	2,464,535.81	0.27	107,153.73	7.649	76.60	629
301 to 360	4,927	888,935,688.04	99.00	180,421.29	7.449	79.45	621
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**$178,895.12**	**7.452%**	**79.36%**	**621**

Lien	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
1	4899	$888,947,563.88	99.01%	181,454.90	7.423%	79.22%	621
2	120	8,927,065.77	0.99	74,392.21	10.363	94.16	622
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**$178,895.12**	**7.452%**	**79.36%**	**621**

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
0 <=	4353	$788,000,019.15	87.76%	181,024.59	7.419%	79.13%	621
1 to 6	661	109,142,422.63	12.16	165,117.13	7.685	81.08	622
7 to 12	5	732,187.87	0.08	146,437.57	8.427	73.50	565
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**$178,895.12**	**7.452%**	**79.36%**	**621**

Combined Loan-to-Value Ratios of Mortgage Loans

Combined LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
0.01% to 25.00%	24	$2,774,355.48	0.31%	115,598.15	6.948%	21.54%	613
25.01% to 30.00%	19	2,297,036.95	0.26	120,896.68	7.328	27.21	611
30.01% to 35.00%	25	3,390,122.52	0.38	135,604.90	7.366	33.03	623
35.01% to 40.00%	35	5,162,560.00	0.57	147,501.71	7.194	37.96	587
40.01% to 45.00%	38	5,265,516.68	0.59	138,566.23	7.483	42.20	608
45.01% to 50.00%	55	8,097,755.39	0.90	147,231.92	7.339	47.88	607
50.01% to 55.00%	68	13,016,613.04	1.45	191,420.78	7.289	52.60	610
55.01% to 60.00%	109	18,328,229.59	2.04	168,148.90	7.35	57.86	597
60.01% to 65.00%	222	38,258,518.19	4.26	172,335.67	7.405	63.37	606
65.01% to 70.00%	281	58,362,702.45	6.50	207,696.45	7.291	68.83	604
70.01% to 75.00%	402	82,003,414.49	9.13	203,988.59	7.641	74.17	594
75.01% to 80.00%	2,089	347,699,182.99	38.72	166,442.88	7.272	79.73	628
80.01% to 85.00%	421	85,955,180.65	9.57	204,169.08	7.446	84.47	619
85.01% to 90.00%	593	122,385,835.84	13.63	206,384.21	7.573	89.68	636
90.01% to 95.00%	501	91,576,571.13	10.20	182,787.57	7.781	94.62	629
95.01% to 100.00%	137	13,301,034.26	1.48	97,087.84	9.109	99.66	635
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**$178,895.12**	**7.452%**	**79.36%**	**621**

Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Owner Occupied	4596	$825,805,993.90	91.97%	179,679.29	7.422%	79.21%	618
Non-Owner Occupied	360	57,759,131.14	6.43	160,442.03	7.991	81.00	652
Second Home	63	14,309,504.61	1.59	227,134.99	7.029	81.40	659
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**$178,895.12**	**7.452%**	**79.36%**	**621**

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Single Family	3917	$670,484,529.28	74.67%	171,172.97	7.467%	79.01%	616
PUD	463	92,154,920.22	10.26	199,038.70	7.359	80.27	614
2-4 Family	340	85,488,410.75	9.52	251,436.50	7.424	79.79	651
Low Rise Condo	220	38,410,843.73	4.28	174,594.74	7.343	81.89	655
MF Housing	67	8,655,461.17	0.96	129,185.99	7.799	80.89	636
High Rise Condo	12	2,680,464.50	0.30	223,372.04	8.285	80.87	587
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**$178,895.12**	**7.452%**	**79.36%**	**621**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Cashout Refinance	2847	$541,074,070.15	60.26%	190,050.60	7.500%	77.88%	614
Purchase	1,927	309,436,551.70	34.46	160,579.42	7.364	82.13	634
Rate/Term Refinance	245	47,364,007.80	5.28	193,322.48	7.482	78.31	617
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**$178,895.12**	**7.452%**	**79.36%**	**621**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Full	3297	$520,631,356.42	57.98%	157,910.63	7.482%	80.35%	608
Stated Income	1,651	362,535,729.50	40.38	219,585.54	7.401	77.83	637
No Documentation	45	8,456,283.29	0.94	187,917.41	7.357	80.89	728
Limited Income	24	5,614,145.89	0.63	233,922.75	8.128	83.27	650
NRT	1	501,639.90	0.06	501,639.90	7.4	95.00	699
Business Bank Statements	1	135,474.65	0.02	135,474.65	6.9	95.00	675
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**$178,895.12**	**7.452%**	**79.36%**	**621**

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO	Original Amortization Term (mos)	Fixed Rate Period (ARM Only)
2/28 ARM	3252	$536,665,182.22	59.77%	165,026.19	7.761%	79.97%	607	360	24
2/28 ARM with 5yr IO	602	176,341,430.20	19.64	292,925.96	6.72	80.74	640	360	24
30 Year Fixed	813	123,140,973.76	13.71	151,464.91	7.342	76.12	649	360	0
3/27 ARM	152	25,769,757.23	2.87	169,537.88	7.283	78.98	635	360	36
3/27 ARM with 5yr IO	60	17,120,966.24	1.91	285,349.44	6.414	76.46	651	360	36
30 Year Fixed with 5yr IO	24	6,497,290.00	0.72	270,720.42	6.793	78.37	640	360	0
15 Year Fixed	47	4,738,727.24	0.53	100,823.98	7.583	67.14	642	180	0
20 Year Fixed	23	2,464,535.81	0.27	107,153.73	7.649	76.6	629	240	0
6 Month ARM	12	2,162,811.18	0.24	180,234.27	7.511	80.25	597	360	6
2/13 ARM	19	1,574,671.75	0.18	82,877.46	8.089	73.38	610	180	24
30 Year Fixed Rate Reduction	10	865,777.21	0.10	86,577.72	9.195	69.64	618	360	0
15/15 ARM with 5yr IO	1	321,500.00	0.04	321,500.00	5.725	26.79	601	360	180
10 Year Fixed	3	161,006.81	0.02	53,668.94	9.198	66.25	596	120	0
15/15 ARM	1	50,000.00	0.01	50,000.00	8	39.37	694	360	180
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**$178,895.12**	**7.452%**	**79.36%**	**621**	**358**	**25**

** For ARM loans please break out 2/28, 3/27, 5/25 by percentage

** For IO loans please include length of ammortization term and fixed rate term (2yr, 3yr, 5yr, 10yr)

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
California	549	$155,262,547.14	17.29%	282,809.74	6.880%	77.32%	634
Florida	585	98,349,186.47	10.95	168,118.27	7.442	79.63	619
Massachusetts	297	74,459,684.48	8.29	250,706.01	7.206	78.37	632
Other	3,588	569,803,211.56	63.46	158,808.03	7.642	80.01	617
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**$178,895.12**	**7.452%**	**79.36%**	**621**

Prepay Penalty for Mortgage Loans

Prepay Penalty	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Has Prepay Penalty	3577	$630,234,136.27	70.19%	176,190.70	7.356%	79.70%	623
No Prepay Penalty	1,442	267,640,493.38	29.81	185,603.67	7.678	78.57	617
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**$178,895.12**	**7.452%**	**79.36%**	**621**

Prepay Term for Mortgage Loans

Prepay Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
None	1442	$267,640,493.38	29.81%	185,603.67	7.678%	78.57%	617
12	234	66,231,891.16	7.38	283,042.27	7.125	78.6	645
24	2,654	451,653,494.17	50.30	170,178.41	7.441	80.79	615
30	4	854,200.00	0.10	213,550.00	7.897	82.21	643
36	685	111,494,550.94	12.42	162,765.77	7.145	75.93	642
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**$178,895.12**	**7.452%**	**79.36%**	**621**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Not Available	72	$7,971,511.38	0.89%	110,715.44	8.540%	73.86%	0
500 to 519	235	37,361,749.47	4.16	158,986.17	9.11	74.67	510
520 to 539	312	48,036,521.09	5.35	153,963.21	8.947	76.18	529
540 to 559	344	58,619,187.82	6.53	170,404.62	8.435	76.08	550
560 to 579	491	75,021,144.32	8.36	152,792.55	8.04	78.19	570
580 to 599	652	106,322,909.38	11.84	163,071.95	7.562	78.67	589
600 to 619	619	111,268,440.34	12.39	179,755.15	7.364	79.99	609
620 to 639	662	118,797,502.65	13.23	179,452.42	7.153	80.77	629
640 to 659	572	114,546,883.72	12.76	200,256.79	6.967	79.81	649
660 to 679	407	76,499,857.65	8.52	187,960.34	6.854	80.57	669
680 to 699	268	56,090,110.47	6.25	209,291.46	6.729	81.36	689
700 to 719	167	36,899,529.31	4.11	220,955.27	6.72	82.65	709
720 to 739	96	21,605,023.96	2.41	225,052.33	6.712	83.32	729
740 to 759	59	14,185,652.91	1.58	240,434.80	6.578	80.9	750
760 to 779	34	7,524,451.46	0.84	221,307.40	6.655	82.19	768
780 to 799	20	5,375,724.00	0.60	268,786.20	6.499	81.62	789
800 or greater	9	1,748,429.72	0.19	194,269.97	6.233	64.26	807
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**$178,895.12**	**7.452%**	**79.36%**	**621**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

OOMLT 2005-3

Term Sheet Tables

1. Current Mortgage Rate

Current Mortgage Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.501% to 5.000%	3	$908,000.00	0.10%	45.57%	4.957%	685	80.00%	360	360	0
5.001% to 5.500%	60	14,128,044.32	1.57	43.83	5.325	669	73.34	360	360	0
5.501% to 6.000%	239	63,995,113.96	7.13	40.60	5.871	670	76.18	359	359	0
6.001% to 6.500%	515	124,929,926.23	13.91	40.33	6.301	653	76.36	359	359	0
6.501% to 7.000%	854	178,745,660.51	19.91	40.84	6.805	642	79.09	358	358	0
7.001% to 7.500%	720	138,829,697.42	15.46	40.54	7.291	628	80.14	358	358	0
7.501% to 8.000%	857	143,447,503.60	15.98	40.22	7.776	611	81.47	358	358	0
8.001% to 8.500%	505	78,246,782.48	8.71	40.35	8.284	592	81.96	359	358	0
8.501% to 9.000%	482	66,360,094.93	7.39	39.62	8.778	575	80.00	358	358	0
9.001% to 9.500%	267	34,268,973.98	3.82	39.81	9.290	560	80.42	359	359	0
9.501% to 10.000%	216	25,419,506.34	2.83	38.81	9.754	557	80.20	355	355	0
10.001% to 10.500%	114	12,790,263.87	1.42	38.84	10.263	543	77.02	358	358	0
10.501% to 11.000%	93	8,462,972.07	0.94	39.93	10.788	556	82.23	358	357	1
11.001% to 11.500%	50	3,738,103.11	0.42	40.54	11.262	553	86.20	357	356	1
11.501% to 12.000%	33	2,734,099.92	0.30	39.09	11.785	546	76.35	353	353	1
12.001% to 12.500%	10	785,011.91	0.09	42.91	12.147	542	65.98	360	359	1
12.501% to 13.000%	1	84,875.00	0.01	35.54	12.650	514	66.57	360	360	0
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

2. Original Combined LTV

Original Combined LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.01% to 15.00%	3	$187,600.00	0.02%	26.29%	7.685%	598	13.51%	360	360	0
15.01% to 20.00%	5	442,000.00	0.05	35.18	7.426	593	17.79	336	336	0
20.01% to 25.00%	16	2,144,755.48	0.24	39.70	6.785	619	23.01	343	343	0
25.01% to 30.00%	19	2,297,036.95	0.26	42.93	7.328	611	27.21	348	348	0
30.01% to 35.00%	25	3,390,122.52	0.38	31.87	7.366	623	33.03	347	347	0
35.01% to 40.00%	35	5,162,560.00	0.57	39.66	7.194	587	37.96	355	355	0
40.01% to 45.00%	38	5,265,516.68	0.59	36.75	7.483	608	42.20	356	356	0
45.01% to 50.00%	55	8,097,755.39	0.90	37.61	7.339	607	47.88	359	359	0
50.01% to 55.00%	68	13,016,613.04	1.45	37.03	7.289	610	52.60	356	356	0
55.01% to 60.00%	109	18,328,229.59	2.04	38.03	7.350	597	57.86	352	352	0
60.01% to 65.00%	222	38,258,518.19	4.26	39.42	7.405	606	63.37	356	356	0
65.01% to 70.00%	281	58,362,702.45	6.50	39.17	7.291	604	68.83	357	357	0
70.01% to 75.00%	402	82,003,414.49	9.13	40.79	7.641	594	74.17	359	358	0
75.01% to 80.00%	2,089	347,699,182.99	38.72	40.44	7.272	628	79.73	359	359	0
80.01% to 85.00%	421	85,955,180.65	9.57	40.65	7.446	619	84.47	359	359	0
85.01% to 90.00%	593	122,385,835.84	13.63	41.21	7.573	636	89.68	359	359	0
90.01% to 95.00%	501	91,576,571.13	10.20	40.95	7.781	629	94.62	359	359	0
95.01% to 100.00%	137	13,301,034.26	1.48	43.51	9.109	635	99.66	357	356	1
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

3. Statistical Cut-Off Balance

Statistical Cut-Off Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
25,000.01 to 50,000.00	65	$3,216,026.29	0.36%	33.61%	8.777%	585	63.43%	339	338	1
50,000.01 to 75,000.00	673	42,042,510.24	4.68	36.48	8.902	606	79.49	351	350	1
75,000.01 to 100,000.00	677	59,812,078.90	6.66	38.04	8.286	604	77.68	356	356	0
100,000.01 to 125,000.0(	693	77,644,233.95	8.65	39.46	7.875	608	80.17	358	358	0
125,000.01 to 150,000.0(	595	81,667,009.39	9.10	38.31	7.552	613	78.68	358	357	0
150,000.01 to 175,000.0(	442	71,438,449.40	7.96	39.72	7.433	613	79.88	358	358	0
175,000.01 to 200,000.0(	401	75,140,620.06	8.37	39.89	7.386	619	78.68	359	359	0
200,000.01 to 225,000.0(	269	57,140,535.83	6.36	40.49	7.275	621	78.22	360	360	0
225,000.01 to 250,000.0(	243	57,825,507.27	6.44	41.78	7.317	627	79.41	358	358	0
250,000.01 to 275,000.0(	179	46,965,617.61	5.23	41.93	7.217	623	79.37	360	360	0
275,000.01 to 300,000.0(	144	41,401,943.43	4.61	41.32	7.162	630	80.22	359	359	0
300,000.01 to 325,000.0(	110	34,319,209.39	3.82	42.35	7.135	631	79.15	360	360	0
325,000.01 to 350,000.0(	100	33,777,034.47	3.76	43.06	7.098	624	80.27	360	360	0
350,000.01 to 375,000.0(	57	20,668,523.51	2.30	43.06	7.271	639	81.16	360	360	0
375,000.01 to 400,000.0(	73	28,342,226.88	3.16	43.62	7.307	633	82.62	358	358	0
400,000.01 to 425,000.0(	45	18,597,630.41	2.07	41.95	6.940	663	83.39	360	360	0
425,000.01 to 450,000.0(	43	18,860,974.32	2.10	40.78	7.163	634	81.06	360	360	0
450,000.01 to 475,000.0(	26	12,065,207.40	1.34	40.74	6.889	652	83.78	360	360	0
475,000.01 to 500,000.0(	32	15,728,794.24	1.75	44.15	6.824	632	80.85	360	360	0
500,000.01 to 525,000.0(	23	11,866,732.25	1.32	42.54	6.816	655	83.79	360	360	0
525,000.01 to 550,000.0(	26	13,990,743.74	1.56	44.36	6.648	655	81.65	360	359	1
550,000.01 to 575,000.0(	9	5,083,814.47	0.57	42.94	6.954	635	74.73	360	360	0
575,000.01 to 600,000.0(	17	10,127,310.25	1.13	40.94	7.476	614	82.87	360	359	1
600,000.01 to 625,000.0(	10	6,131,592.36	0.68	43.31	7.106	619	78.96	360	360	0
625,000.01 to 650,000.0(	16	10,227,250.37	1.14	41.37	7.081	632	78.95	360	359	1
650,000.01 to 675,000.0(	8	5,292,416.12	0.59	40.50	7.325	608	80.93	360	359	1
675,000.01 to 700,000.0(	3	2,048,000.00	0.23	42.15	7.956	595	81.66	360	360	0
700,000.01 to 725,000.0(	4	2,860,485.73	0.32	42.25	6.565	661	76.58	360	359	1
725,000.01 to 750,000.0(	4	2,976,000.00	0.33	40.44	6.504	597	72.79	360	360	0
750,000.01 to 775,000.0(	4	3,068,222.17	0.34	40.17	6.227	634	74.43	360	360	0
775,000.01 to 800,000.0(	1	800,000.00	0.09	50.05	9.150	522	73.39	360	360	0
800,000.01 or greater	27	26,747,929.20	2.98	37.72	7.005	616	71.51	360	359	1
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

4. Original Term

Original Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
120	3	$161,006.81	0.02%	39.96%	9.198%	596	66.25%	120	119	1
180	66	6,313,398.99	0.70	35.57	7.709	634	68.70	180	180	0
240	23	2,464,535.81	0.27	43.48	7.649	629	76.60	240	240	0
360	4,927	888,935,688.04	99.00	40.41	7.449	621	79.45	360	360	0
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

5. Remaining Term

Remaining Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
116 to 120	3	$161,006.81	0.02%	39.96%	9.198%	596	66.25%	120	119	1
176 to 180	66	6,313,398.99	0.70	35.57	7.709	634	68.70	180	180	0
231 to 235	1	98,488.81	0.01	51.91	11.990	643	100.00	240	235	5
236 to 240	22	2,366,047.00	0.26	43.13	7.468	629	75.63	240	240	0
346 to 350	2	347,259.36	0.04	40.32	8.065	539	74.11	360	349	11
351 to 355	29	6,401,818.96	0.71	42.78	7.817	590	79.79	360	355	5
356 to 360	4,896	882,186,609.72	98.25	40.39	7.446	621	79.45	360	360	0
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

6. FICO Score

FICO Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
801 to 850	7	$1,568,500.00	0.17%	40.53%	6.146%	808	64.94%	360	360	0
751 to 800	81	19,937,380.00	2.22	41.14	6.645	770	82.11	360	360	0
701 to 750	284	61,608,720.80	6.86	40.40	6.703	721	82.50	357	357	0
651 to 700	921	183,409,637.10	20.43	40.08	6.827	672	80.58	358	358	0
601 to 650	1,600	294,079,632.67	32.75	40.56	7.191	626	80.32	358	357	0
551 to 600	1,317	211,885,954.81	23.60	40.42	7.840	579	78.03	359	359	0
501 to 550	729	116,659,121.52	12.99	40.39	8.849	528	76.05	359	358	0
451 to 500	8	754,171.37	0.08	40.21	9.784	500	59.86	360	358	2
Not Available	72	7,971,511.38	0.89	37.57	8.540	0	73.86	359	358	1
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

7. Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
A	269	$46,316,196.74	5.16%	39.60%	8.283%	568	76.38%	358	358	0
AA	558	103,534,658.92	11.53	40.37	7.886	586	80.46	358	358	0
AA+	3,728	676,735,627.32	75.37	40.49	7.169	637	80.21	358	358	0
B	283	45,055,822.19	5.02	39.56	8.657	559	74.25	359	359	0
C	115	17,237,814.51	1.92	39.92	9.228	552	69.33	360	360	0
CC	62	8,730,409.97	0.97	41.70	10.056	557	62.79	360	359	1
NG	4	264,100.00	0.03	35.90	8.156	613	84.49	360	360	0
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

8. Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Single Family	3917	$670,484,529.28	74.67%	40.05%	7.467%	616	79.01%	358	358	0
PUD	463	92,154,920.22	10.26	40.40	7.359	614	80.27	358	358	0
2-4 Family	340	85,488,410.75	9.52	42.43	7.424	651	79.79	359	358	0
Low Rise Condo	220	38,410,843.73	4.28	41.58	7.343	655	81.89	360	359	0
MF Housing	67	8,655,461.17	0.96	41.34	7.799	636	80.89	358	357	1
High Rise Condo	12	2,680,464.50	0.30	41.62	8.285	587	80.87	360	359	1
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

9. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	4596	$825,805,993.90	91.97%	40.47%	7.422%	618	79.21%	358	358	0
Non-Owner Occupied	360	57,759,131.14	6.43	39.59	7.991	652	81.00	359	358	0
Second Home	63	14,309,504.61	1.59	38.05	7.029	659	81.40	358	358	0
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

10. Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full	3297	$520,631,356.42	57.98%	40.80%	7.482%	608	80.35%	358	358	0
Stated Income	1,651	362,535,729.50	40.38	39.747	7.401	637	77.83	359	358	0
No Documentation	45	8,456,283.29	0.94	0.00	7.357	728	80.89	360	360	0
Limited Income	24	5,614,145.89	0.63	42.72	8.128	650	83.27	360	360	0
NRT	1	501,639.90	0.06	0.00	7.400	699	95.00	360	357	3
Business Bank Statements	1	135,474.65	0.02	39.88	6.900	675	95.00	360	359	1
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

11. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
C/O Refi	2847	$541,074,070.15	60.26%	40.12%	7.500%	614	77.88%	358	357	0
Purchase	1,927	309,436,551.70	34.46	40.81	7.364	634	82.13	360	359	0
R/T Refi	245	47,364,007.80	5.28	40.60	7.482	617	78.31	358	357	1
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

12. Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2/28 ARM	3252	$536,665,182.22	59.77%	40.14%	7.761%	607	79.97%	360	360	0
2/28 ARM with 5yr IO	602	176,341,430.20	19.64	41.32	6.720	640	80.74	360	360	0
30 Year Fixed	813	123,140,973.76	13.71	40.08	7.342	649	76.12	360	360	0
3/27 ARM	152	25,769,757.23	2.87	39.45	7.283	635	78.98	360	360	0
3/27 ARM with 5yr IO	60	17,120,966.24	1.91	42.66	6.414	651	76.46	360	360	0
30 Year Fixed with 5yr IO	24	6,497,290.00	0.72	39.35	6.793	640	78.37	360	360	0
15 Year Fixed	47	4,738,727.24	0.53	34.84	7.583	642	67.14	180	180	0
20 Year Fixed	23	2,464,535.81	0.27	43.48	7.649	629	76.60	240	240	0
6 Month ARM	12	2,162,811.18	0.24	41.93	7.511	597	80.25	360	359	1
2/13 ARM	19	1,574,671.75	0.18	37.92	8.089	610	73.38	180	180	0
Other	15	1,398,284.02	0.16	46.68	8.355	614	58.32	332	331	1
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

13. Interest Only Loans

Interest Only Loans	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Interest Only	687	$200,281,186.44	22.31%	41.41%	6.694%	641	80.21%	360	360	0
Not Interest Only	4,332	697,593,443.21	77.69	40.08	7.670	615	79.12	358	358	0
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

14. LIEN

LIEN	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	4899	$888,947,563.88	99.01%	40.34%	7.423%	621	79.22%	358	358	0
2	120	8,927,065.77	0.99	44.84	10.363	622	94.16	355	354	1
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

15. Prepayment Penalty Term (Months)

Prepayment Penalty Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	1442	$267,640,493.38	29.81%	40.47%	7.678%	617	78.57%	358	358	0
12	234	66,231,891.16	7.38	40.70	7.125	645	78.60	359	359	0
24	2,654	451,653,494.17	50.30	40.38	7.441	615	80.79	360	359	0
30	4	854,200.00	0.10	43.81	7.897	643	82.21	360	360	0
36	685	111,494,550.94	12.42	39.98	7.145	642	75.93	353	353	0
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

6. State or Territory

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	549	$155,262,547.14	17.29%	42.41%	6.880%	634	77.32%	359	358	0
Florida	585	98,349,186.47	10.95	39.34	7.442	619	79.63	359	359	0
Massachusetts	297	74,459,684.48	8.29	41.91	7.206	632	78.37	360	360	0
New York	237	65,435,173.75	7.29	41.02	7.314	638	77.88	359	358	0
Texas	476	58,082,474.15	6.47	39.24	7.854	604	80.08	356	355	0
New Jersey	191	49,478,131.16	5.51	40.53	7.607	613	76.58	359	358	0
Virginia	181	32,616,177.02	3.63	38.96	7.832	604	78.14	359	359	0
Michigan	246	30,547,472.54	3.40	39.40	7.772	619	82.81	358	358	0
Illinois	183	29,302,556.25	3.26	40.64	7.871	601	82.03	359	359	1
Pennsylvania	183	23,033,170.96	2.57	39.75	7.503	625	81.11	351	351	0
Georgia	159	21,098,168.45	2.35	40.87	7.810	616	83.92	354	354	0
Connecticut	108	19,602,594.46	2.18	40.94	7.434	614	76.97	360	360	0
Maryland	84	18,915,440.08	2.11	39.20	7.716	602	77.26	360	359	0
Ohio	166	18,865,081.35	2.10	37.51	7.732	617	83.62	359	359	0
Colorado	97	16,117,246.05	1.80	40.06	7.342	619	83.58	360	360	0
Rhode Island	73	15,757,920.86	1.76	38.39	7.045	638	77.63	360	360	0
Arizona	91	15,422,396.57	1.72	39.48	7.473	618	80.87	359	359	0
Washington	67	12,601,451.87	1.40	42.32	7.369	614	79.81	360	360	0
Nevada	54	11,412,379.07	1.27	41.87	7.058	640	79.54	360	359	1
North Carolina	89	10,520,964.35	1.17	39.42	8.092	614	80.75	358	357	0
Minnesota	59	10,501,362.55	1.17	40.91	7.757	617	82.17	360	360	0
Wisconsin	63	9,514,841.65	1.06	39.71	7.778	618	82.89	356	356	0
Maine	66	9,146,903.31	1.02	39.84	7.760	623	78.97	357	356	0
New Hampshire	50	8,594,276.16	0.96	41.92	7.418	610	78.71	360	360	0
Missouri	68	8,090,701.75	0.90	37.75	8.485	595	86.13	357	357	0
Tennessee	62	6,401,548.34	0.71	37.03	8.091	613	84.08	352	352	0
Kentucky	58	6,391,322.58	0.71	37.79	7.304	628	81.95	360	360	0
South Carolina	40	5,981,572.60	0.67	43.56	7.475	614	79.21	360	359	1
Hawaii	18	5,902,814.19	0.66	42.13	6.693	681	77.71	360	360	0
Louisiana	49	5,894,967.05	0.66	38.16	8.182	614	81.62	350	350	0
Indiana	58	5,595,195.86	0.62	37.92	8.135	605	79.87	357	357	0
Oregon	35	5,093,909.52	0.57	43.79	7.421	615	78.66	360	360	0
Vermont	29	3,881,766.25	0.43	36.71	8.274	609	80.39	360	360	0
Oklahoma	35	3,803,410.51	0.42	38.98	7.823	607	84.46	360	360	0
District of Columbia	11	3,405,505.97	0.38	34.29	6.784	627	64.22	360	360	0
Alabama	37	3,379,935.29	0.38	37.67	8.172	599	80.11	351	351	1
Idaho	23	3,105,488.42	0.35	36.61	7.345	632	81.15	360	360	0
Arkansas	29	2,869,590.27	0.32	37.69	8.844	581	86.25	358	357	1
Utah	20	2,574,780.65	0.29	38.41	7.298	617	82.77	360	360	0
Wyoming	18	2,473,140.00	0.28	40.90	7.187	618	83.68	360	360	0
Iowa	21	1,980,914.93	0.22	38.53	8.769	597	83.83	360	359	1
Kansas	17	1,854,430.00	0.21	29.60	8.475	607	85.41	360	360	0
Montana	8	1,568,200.00	0.17	34.96	8.076	577	78.83	360	360	0
Mississippi	11	1,045,309.15	0.12	40.52	8.626	579	86.93	360	359	1
Delaware	6	977,911.27	0.11	36.03	8.503	600	81.43	360	360	0
Nebraska	6	450,929.98	0.05	29.34	8.604	615	79.09	307	307	0
South Dakota	2	182,400.00	0.02	46.19	7.889	566	80.00	360	360	0
Alaska	1	176,000.00	0.02	36.82	6.950	652	47.57	360	360	0
North Dakota	3	155,284.37	0.02	38.78	9.105	575	79.89	300	299	1
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

17. Gross Margin

Gross Margin	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2.501% to 3.000%	2	$570,400.00	0.08%	38.76%	5.611%	663	80.00%	360	360	0
3.001% to 3.500%	29	7,831,238.57	1.03	42.40	5.675	686	76.96	360	360	0
3.501% to 4.000%	120	29,542,008.35	3.89	41.87	5.844	683	77.55	360	360	0
4.001% to 4.500%	363	80,602,436.25	10.61	40.00	6.340	665	75.64	360	360	0
4.501% to 5.000%	683	142,193,596.27	18.71	41.07	6.744	643	79.19	360	360	0
5.001% to 5.500%	819	159,162,907.77	20.94	40.83	7.189	627	80.99	360	359	0
5.501% to 6.000%	669	117,452,841.87	15.45	39.96	7.652	612	83.16	359	359	0
6.001% to 6.500%	476	81,226,108.91	10.69	40.60	8.090	583	81.85	359	359	0
6.501% to 7.000%	367	59,707,885.68	7.86	39.23	8.581	568	80.20	359	359	0
7.001% to 7.500%	254	36,378,432.49	4.79	39.69	9.029	556	78.66	359	359	0
7.501% to 8.000%	234	34,449,361.01	4.53	40.00	9.710	535	77.76	359	359	0
8.001% to 8.500%	60	7,575,707.28	1.00	40.89	10.190	526	79.59	360	360	0
8.501% to 9.000%	17	2,354,357.64	0.31	39.72	10.724	524	80.93	360	360	0
9.001% to 9.500%	5	844,376.17	0.11	41.59	10.732	543	75.59	360	359	1
10.001% to 10.500%	1	114,660.56	0.02	26.07	11.240	534	80.00	360	350	10
Total:	**4,099**	**$760,006,318.82**	**100.00%**	**40.46%**	**7.472%**	**617**	**80.00%**	**360**	**359**	**0**

18. Initial Periodic Rate Cap

Initial Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.00%	14	$2,341,939.01	0.31%	38.01%	8.260%	594	80.54%	360	359	1
2.00%	1	331,868.44	0.04	40.70	8.990	529	70.00	360	357	3
3.00%	4,084	757,332,511.37	99.65	40.47	7.469	617	80.00	360	359	0
Total:	**4,099**	**$760,006,318.82**	**100.00%**	**40.46%**	**7.472%**	**617**	**80.00%**	**360**	**359**	**0**

19. Subsequent Periodic Rate Cap

Subsequent Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.00%	4095	$759,211,142.82	99.90%	40.47%	7.470%	617	80.00%	360	359	0
1.50%	2	324,373.16	0.04	36.01	10.724	515	71.14	360	357	3
2.00%	2	470,802.84	0.06	26.46	7.636	623	88.27	360	356	4
Total:	**4,099**	**$760,006,318.82**	**100.00%**	**40.46%**	**7.472%**	**617**	**80.00%**	**360**	**359**	**0**

20. Maximum Loan Rate

Maximum Loan Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.501% to 11.000%	3	$908,000.00	0.12%	45.57%	4.957%	685	80.00%	360	360	0
11.001% to 11.500%	59	14,040,237.40	1.85	43.93	5.324	669	73.42	360	360	0
11.501% to 12.000%	193	52,742,573.45	6.94	40.92	5.856	667	77.14	360	360	0
12.001% to 12.500%	379	92,905,184.56	12.22	40.73	6.315	649	78.13	360	360	0
12.501% to 13.000%	685	148,367,335.26	19.52	40.97	6.801	639	80.15	360	360	0
13.001% to 13.500%	619	123,087,744.79	16.20	40.77	7.291	627	80.88	360	359	0
13.501% to 14.000%	735	126,667,782.44	16.67	40.20	7.775	607	82.12	359	359	0
14.001% to 14.500%	421	68,272,628.56	8.98	40.38	8.287	586	82.14	360	359	0
14.501% to 15.000%	394	57,410,585.10	7.55	39.53	8.777	568	79.63	359	359	0
15.001% to 15.500%	227	31,080,202.47	4.09	39.75	9.285	554	80.12	360	359	0
15.501% to 16.000%	182	22,998,136.06	3.03	38.63	9.743	550	79.24	358	358	0
16.001% to 16.500%	90	10,890,562.75	1.43	37.32	10.258	534	75.35	360	360	0
16.501% to 17.000%	58	5,998,844.29	0.79	38.73	10.786	533	77.02	358	358	0
17.001% to 17.500%	27	2,147,358.47	0.28	36.94	11.229	536	79.05	360	359	1
17.501% to 18.000%	19	1,673,976.90	0.22	37.93	11.772	533	72.30	360	360	0
18.001% to 18.500%	6	555,457.02	0.07	41.45	12.127	535	63.73	360	360	0
18.501% to 19.000%	2	259,709.30	0.03	36.83	11.943	509	67.42	360	359	1
Total:	**4,099**	**$760,006,318.82**	**100.00%**	**40.46%**	**7.472%**	**617**	**80.00%**	**360**	**359**	**0**

21. Minimum Loan Rate

Minimum Loan Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.501% - 5.000%	4	$1,542,856.01	0.20%	48.48%	5.382%	643	77.94%	360	358	2
5.001% - 5.500%	60	14,264,586.12	1.88	43.81	5.337	668	73.35	360	360	0
5.501% - 6.000%	193	52,431,018.60	6.90	40.85	5.866	668	77.15	360	360	0
6.001% - 6.500%	379	92,830,598.26	12.21	40.74	6.320	648	78.14	360	360	0
6.501% - 7.000%	685	148,367,335.26	19.52	40.97	6.801	639	80.15	360	360	0
7.001% - 7.500%	620	123,150,500.02	16.20	40.77	7.291	627	80.88	360	359	0
7.501% - 8.000%	734	126,473,939.42	16.64	40.17	7.779	607	82.15	359	359	0
8.001% - 8.500%	421	68,272,628.56	8.98	40.38	8.287	586	82.14	360	359	0
8.501% - 9.000%	395	57,742,453.54	7.60	39.54	8.778	568	79.57	359	359	0
9.001% - 9.500%	226	30,930,440.05	4.07	39.76	9.285	554	80.15	360	359	0
9.501% - 10.000%	180	22,474,054.25	2.96	38.57	9.753	550	79.29	358	358	0
10.001% - 10.500%	90	10,890,562.75	1.43	37.32	10.258	534	75.35	360	360	0
10.501% - 11.000%	58	5,998,844.29	0.79	38.73	10.786	533	77.02	358	358	0
11.001% - 11.500%	27	2,147,358.47	0.28	36.94	11.229	536	79.05	360	359	1
11.501% - 12.000%	20	1,848,811.20	0.24	37.89	11.755	530	71.88	360	359	1
12.001% - 12.500%	6	555,457.02	0.07	41.45	12.127	535	63.73	360	360	0
12.501% - 13.000%	1	84,875.00	0.01	35.54	12.650	514	66.57	360	360	0
Total:	**4,099**	**$760,006,318.82**	**100.00%**	**40.46%**	**7.472%**	**617**	**80.00%**	**360**	**359**	**0**

2. Month of Next Interest Rate Adjustment

Month of Next Interest Rate Adjustment	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2005-08	1	$634,856.01	0.08%	52.64%	5.990%	582	75.00%	360	356	4
2005-09	1	75,905.17	0.01	52.30	11.150	0	80.00	360	357	3
2005-12	9	1,278,850.00	0.17	35.53	8.235	598	82.90	360	360	0
2006-01	1	173,200.00	0.02	45.44	6.150	645	80.00	360	360	0
2006-07	1	232,598.80	0.03	47.35	6.500	542	71.21	360	349	11
2006-08	1	114,660.56	0.02	26.07	11.240	534	80.00	360	350	10
2006-11	3	384,928.51	0.05	49.75	8.754	587	72.95	360	353	7
2006-12	5	998,153.69	0.13	38.11	7.702	644	79.25	360	354	6
2007-01	18	4,486,630.06	0.59	43.92	7.609	577	79.64	360	355	5
2007-02	22	4,848,383.09	0.64	44.56	7.736	588	76.36	360	356	4
2007-03	133	27,590,148.39	3.63	41.87	7.711	599	80.78	359	356	3
2007-04	80	14,019,849.48	1.84	43.51	7.739	617	82.98	360	358	2
2007-05	224	35,990,975.14	4.74	40.67	7.496	636	81.32	360	359	1
2007-06	2,699	507,468,525.55	66.77	40.25	7.477	617	80.18	360	360	0
2007-07	687	118,446,430.90	15.58	40.20	7.529	608	79.37	359	359	0
2008-01	1	224,972.41	0.03	24.62	7.250	628	91.84	360	355	5
2008-02	1	245,830.43	0.03	28.14	7.990	619	85.00	360	356	4
2008-03	5	655,866.16	0.09	35.83	7.425	649	77.08	360	357	3
2008-04	7	855,859.40	0.11	42.13	7.969	644	80.01	360	358	2
2008-05	16	2,948,964.87	0.39	44.07	6.575	652	75.00	360	359	1
2008-06	155	32,133,342.20	4.23	41.31	6.940	641	78.06	360	360	0
2008-07	27	5,825,888.00	0.77	37.63	6.836	638	77.98	360	360	0
2020-04	1	321,500.00	0.04	59.60	5.725	601	26.79	360	358	2
2020-06	1	50,000.00	0.01	54.13	8.000	694	39.37	360	360	0
Total:	**4,099**	**$760,006,318.82**	**100.00%**	**40.46%**	**7.472%**	**617**	**80.00%**	**360**	**359**	**0**

23. DTI

DTI	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Not Available	137	$30,709,610.50	3.42%	0.00%	7.437%	655	80.28%	359	358	1
>0 to 5.00	2	362,500.00	0.04	2.93	6.855	608	76.48	360	360	0
>5.00 to 10.00	7	1,384,050.00	0.15	7.25	7.068	603	77.99	360	360	0
>10.00 to 15.00	51	5,496,040.41	0.61	13.15	7.684	617	74.03	353	353	0
>15.00 to 20.00	160	23,033,146.49	2.57	17.89	7.430	628	75.08	359	359	0
>20.00 to 25.00	267	37,188,818.34	4.14	22.66	7.730	607	76.12	356	356	0
>25.00 to 30.00	441	67,266,023.08	7.49	27.68	7.502	621	78.23	357	357	0
>30.00 to 35.00	632	103,165,691.40	11.49	32.64	7.500	618	78.09	357	357	0
> 35.00 to 40.00	829	145,940,643.08	16.25	37.65	7.473	620	79.73	359	359	0
>40.00 to 45.00	891	173,439,501.94	19.32	42.56	7.402	627	80.48	359	358	0
>45.00 to 50.00	903	173,205,610.35	19.29	47.59	7.400	620	80.43	359	359	0
>50.00 to 55.00	523	104,188,693.53	11.60	52.34	7.437	615	79.38	358	357	0
>55.00	176	32,494,300.53	3.62	57.83	7.391	612	79.25	359	359	0
Total:	**5,019**	**$897,874,629.65**	**100.00%**	**40.38%**	**7.452%**	**621**	**79.36%**	**358**	**358**	**0**

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